Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 03/16/17	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

SEC Mail Processing Section
MAR 17 2017
Washington DC
412

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Bats EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

17002487

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon (Name) SVP, Associate General Counsel, Bats EDGX Exchange, Inc. (Title) (913) 815-7154 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Joanne Moffic-Silver
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 03/16/17 (MM/DD/YY) Bats EDGX Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, SVP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 16th day of March (Month), 2017 (Year) by [signature] (Notary Public)

My Commission expires ___ County of ___ State of ___

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

NOTARY PUBLIC - - State of Kansas
SUSAN XOURIS
My Appt. Exp. 8/4/19

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: CBOE V, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President, COO)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. Direct Edge LLC

1. *Name*: Direct Edge LLC (f/k/a Direct Edge, Inc.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: CBOE V, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Chief Financial Officer)
   - Chris Isaacson (Chief Information Officer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Bats BZX Exchange, Inc.

1. *Name*: Bats BZX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Bats BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers
   - Ed Tilly (CEO)
   - Chris Concannon (President, COO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
   - Bryan Christian (Senior Vice President, Head of U.S. Sales)

- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)
- Alexandra Albright (Chief Compliance Officer)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (Executive Vice President F&A/Chief Financial Officer)
- Jon Deters (CSO & Head Corporate Initiatives)
- James Enstrom (Vice President & Chief Audit Executive)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (Vice President Business Analysis)
- Todd Furney (Vice President, Chief Risk Officer)
- Alicia Goldberg (Vice President Statistical Analysis)
- David Gray (Vice President Business Development GCS)
- Gregory Hoogasian (Senior Vice President, Chief Regulatory Officer)
- Carol Kennedy (Vice President & Chief Communications Officer)
- Stephanie Klein (Vice President, Chief Marketing Officer)
- Andrew Lowenthal (Senior Vice President Business Development)
- Joanne Moffic-Silver (Executive Vice President, General Counsel & Corporate Secretary)
- Donald Patton (Vice President Accountant/Controller)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (Vice President & Chief Accounting Officer)
- John Patrick Sexton (Deputy General Counsel)

<u>Standing Committees</u>

<u>Compensation Committee</u>

- Sandy Kemper
- Scott Wagner

- Jill Sommers

Audit Committee

- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee

- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee

- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Bats BYX Exchange, Inc.

1. *Name*: Bats BYX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Bats BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers
   - Ed Tilly (CEO)
   - Chris Concannon (President, COO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
   - Bryan Christian (Senior Vice President, Head of U.S. Sales)

- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)
- Alexandra Albright (Chief Compliance Officer)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (Executive Vice President F&A/Chief Financial Officer)
- Jon Deters (CSO & Head Corporate Initiatives)
- James Enstrom (Vice President & Chief Audit Executive)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (Vice President Business Analysis)
- Todd Furney (Vice President, Chief Risk Officer)
- Gregory Hoogasian (Senior Vice President, Chief Regulatory Officer)
- Carol Kennedy (Vice President & Chief Communications Officer)
- Stephanie Klein (Vice President, Chief Marketing Officer)
- Joanne Moffic-Silver (Executive Vice President, General Counsel & Corporate Secretary)
- Donald Patton (Vice President Accountant/Controller)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (Vice President & Chief Accounting Officer)
- John Patrick Sexton (Deputy General Counsel)

<u>Standing Committees</u>

<u>Compensation Committee</u>

- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee

- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee

- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee

- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. Bats EDGA Exchange, Inc.

1. *Name*: Bats EDGA Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Bats EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of CBOE Holdings, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Bats EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers
   - Ed Tilly (CEO)
   - Chris Concannon (President, COO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
   - Bryan Christian (Senior Vice President, Head of U.S. Sales)

- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)
- Alexandra Albright (Chief Compliance Officer)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (Executive Vice President F&A/Chief Financial Officer)
- Jon Deters (CSO & Head Corporate Initiatives)
- James Enstrom (Vice President & Chief Audit Executive)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (Vice President Business Analysis)
- Todd Furney (Vice President, Chief Risk Officer)
- Gregory Hoogasian (Senior Vice President, Chief Regulatory Officer)
- Carol Kennedy (Vice President & Chief Communications Officer)
- Stephanie Klein (Vice President, Chief Marketing Officer)
- Joanne Moffic-Silver (Executive Vice President, General Counsel & Corporate Secretary)
- Donald Patton (Vice President Accountant/Controller)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (Vice President & Chief Accounting Officer)
- John Patrick Sexton (Deputy General Counsel)

<u>Standing Committees</u>

<u>Compensation Committee</u>

- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee
- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. Bats Trading, Inc.

1. *Name*: Bats Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Bats Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Bats Trading, Inc. provides routing of orders from the Exchange Bats BYX Exchange, Inc., Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Chris Concannon
   - Brian N. Schell

   Current Officers
   - Troy Yeazel (President)
   - Greg Steinberg (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Derick Shupe (FINOP, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. <u>Omicron Acquisition Corp.</u>

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Bats Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   <u>Current Officers</u>
   - Mark Hemsley (President and Treasurer)
   - Joanne Moffic-Silver (Vice President and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Bats Hotspot Holdings LLC

1. *Name*: Bats Hotspot Holdings LLC (f/k/a Hotspot FX Holdings, LLC)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000. Name was amended from Hotspot FX Holdings, LLC, a Delaware LLC, on March 11, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Holdings LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Holdings LLC is an intermediate holding company of Bats Hotspot LLC, Bats Hotspot Services LLC, Bats Hotspot SEF LLC, and Bats Hotspot IB LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Bats Hotspot LLC

1. *Name*: Bats Hotspot LLC (f/k/a KCG Hotspot FX LLC)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)
   - Barry Calder (Head of Liquidity & Client Services)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Bats Hotspot Services LLC

1. *Name*: Bats Hotspot Services LLC (f/k/a Hotspot FXr, L.L.C.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Services LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Services LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)
   - Barry Calder (Head of Liquidity & Client Securities)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

K. Bats International Holdings Limited

1. *Name*: Bats International Holdings Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Bats International Holdings Limited is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats International Holdings Limited is a holding company of Bats Hotspot Europe Limited, Bats Hotspot Asia Pte. Ltd., and IndexPubs S.A.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Bats Hotspot Europe Limited

1. *Name*: Bats Hotspot Europe Limited
Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Europe Limited is wholly-owned by Bats International Holdings Limited which is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ed Tilly
- Chris Concannon
- Mark Hemsley

Current Officers
- Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

M. Bats Hotspot Asia Pte. Ltd.

1. *Name*: Bats Hotspot Asia Pte. Ltd.
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Asia Pte. Ltd. is wholly-owned by Bats International Holdings Limited which is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Asia Pte. Ltd. operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Ng Lip Chih

   Current Officers
   - Chris Concannon (President)
   - Chew Pei Tsing (Secretary)
   - Lai Jek Ping (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Bats Trading Limited

1. *Name*: Bats Trading Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Bats Trading Limited is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Trading Limited is recognized as a Recognised Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Mark Hemsley
   - Adam Eades
   - John Woodman
   - Richard Balarkas
   - Rebecca Fuller
   - Julian Corner
   - Kristian West
   - Ted Hood

   Current Officers

   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Guy Simpkin (Head of Business Development)
   - David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee

- Ted Hood
- Rebecca Fuller
- Richard Balarkas

Remuneration Committee

- John Woodman
- Rebecca Fuller

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. <u>Chi-X Europe Limited</u>

1. *Name*: Chi-X Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales. It changed its name to Chi-X Europe Limited on July 2, 2007.

4. *Brief description of nature and extent of affiliation*: Chi-X Europe Limited is wholly-owned by Bats Trading Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Chi-X Europe Limited is authorised in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Bats Trading Limited

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Mark Hemsley
   - Adam Eades
   - John Woodman

   <u>Current Officers</u>
   - John Woodman (Chairman)
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Bats ETF.com, Inc.

1. *Name*: Bats ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Bats ETF.com, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon

   Current Officers
   - Dave Nadig (Chief Executive Officer)
   - Chris Concannon (President and Chief Operating Officer)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Chief Financial Officer and Treasurer)
   - Chris Isaacson (Executive Vice President and Global Chief Information Officer)
   - Joanne Moffic-Silver (Executive Vice President, General Counsel and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. INDEXPUBS S.A.

1. *Name*: INDEXPUBS S.A.
   Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: INDEXPUBS S.A. is owned 0.1% by Fernando Rivera and 99.9% by Bats International Holdings Limited which is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: INDEXPUBS S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: See attached.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Dave Nadig (President)
   - Verónica Rocío Bravo (General Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. Bats Hotspot IB LLC

1. *Name*: Bats Hotspot IB LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Illinois under Section 15-1 of the Limited Liability Company Act of the State of Illinois on May 23, 2003.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot IB LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot IB LLC is an introducing broker registered with the National Futures Association.

6. *Copy of constitution*: Not applicable

7. *Copy of articles of incorporation or association and amendments*: See attached

8. *Copy of existing by-laws*: See attached

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and Chief Operating Officer)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)
   - Barry Calder (Head of Liquidity & Client Services)
   - Derick Shupe (Chief Accounting Officer)

   Managers
   - Chris Concannon

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

S. Bats Hotspot SEF LLC

1. *Name*: Bats Hotspot SEF LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot SEF LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot SEF LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable

7. *Copy of articles of incorporation or association and amendments*: See attached

8. *Copy of existing by-laws*: See attached

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers

   - Bryan Harkins (Chief Executive Officer)
   - Lisa Shemie (Chief Compliance Officer)

   Managers

   - Chris Concannon (Chairman)
   - Barry Calder
   - Bryan Harkins
   - Brian Schell
   - Eric Swanson
   - Jason Young
   - Jules Putterman
   - Darlene Newman
   - Michael Cinque

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

T. Bats Worldwide Holdings Limited

1. *Name*: Bats Worldwide Holdings Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Bats Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Worldwide Holdings Limited is an intermediate holding company of Bats Trading Limited and Bats International Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. CBOE Holdings, Inc.

1. *Name*: CBOE Holdings, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Chicago Board Options Exchange, Incorporated (CBOE) is a wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* The CBOE Holdings Certificate of Incorporation is available on the CBOE website at http://ir.cboe.com/corporate-governance.aspx.

8. *Copy of existing by-laws*: The CBOE Holdings Bylaws are available on the CBOE website at http://ir.cboe.com/corporate-governance.aspx.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - James Boris
   - Frank English
   - William Farrow
   - Edward Fitzpatrick
   - Janet Froetscher
   - Jill Goodman
   - Chris Mitchell
   - Roderick Palmore
   - Joe Ratterman
   - Michael Richter
   - Samuel Skinner
   - Carole Stone
   - Eugene Sunshine

   Current Officers
   - Chris Concannon (President and COO)

- Alan Dean (EVP, CFO and Treasurer)
- Mark Hemsley (EVP, President Europe)
- Chris Isaacson (EVP, CIO)
- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- David Reynolds (VP, & Chief Accounting Ofc)
- Edward Tilly (Chief Executive Officer)

Compensation Committee
- Frank English
- Janet Froetscher
- Samuel Skinner
- Eugene Sunshine

Audit Committee
- William Farrow
- Edward Fitzpatrick
- Carole Stone

Nominating and Governance Committee
- Jill Goodman
- Roderick Palmore
- Samuel Skinner
- Carole Stone
- Eugene Sunshine

Finance and Strategy Committee
- Frank English
- Edward Fitzpatrick
- Jill Goodman
- Carole Stone

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. C2 Options Exchange, Incorporated

1. *Name*: C2 Options Exchange, Incorporated ("C2")
   Address: 400 South LaSalle Street, Chicago, Illinois 60605
2. *Form of organization*: Corporation
3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.
4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.
5. *Brief description of business or functions:* C2 is a registered national securities exchange.
6. *Copy of constitution*: Not applicable.
7. *Copy of articles of incorporation or association and amendments*: The C2 Certificate of Incorporation is available on the C2 website at http://www.c2exchange.com/legal/c2corporatedocuments.aspx.
8. *Copy of existing by-laws*: The C2 Bylaws are available on the C2 website at http://www.c2exchange.com/legal/c2corporatedocuments.aspx.
9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - James Boris
   - Frank English
   - William Farrow
   - Ed Fitzpatrick
   - Janet Froetscher
   - Jill Goodman
   - Chris Mitchell
   - Roderick Palmore
   - Joe Ratterman
   - Michael Richter
   - Samuel Skinner
   - Carole Stone
   - Eugene Sunshine

   Current Officers
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)

- Rodney Burt (VP, Infrastructure)
- Kevin Carrai (VP, Connectivity, Data & Member Services)
- Karen Christiansen (VP, Regulatory Systems Dev)
- Paul Ciciora (VP, Systems Infrastructure)
- Catherine Clay (VP, Business Development)
- Chris Concannon (President and COO)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (EVP, CFO and Treasurer)
- John Deters (CSO & Head Corp Initiative)
- James Enstrom (VP & Chief Audit Exec.)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (VP, Business Analysis)
- Carmen Frazier Brannan (VP, Government Relations)
- Anders Franzon (SVP, Associate General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (VP, Business Develop GCS)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO of CBOE, C2 CFE)
- Chris Isaacson (EVP, CIO)
- Carol Kennedy (VP, & Chief Comm, Officer)
- Stephanie Klein (VP Chief Marketing Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (Chief Regulatory Advisor)
- Stephanie Lara Marrin (Deputy Chief Reg officer)
- Andrew Lowenthal (SVP, Business Development)
- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- Anthony Montesano (VP, Trading Operations)
- Matthew Moran (VP, Institutional Marketing)
- Mark Novak (VP, CTO Development)
- LuAnn O'Shea (VP Facilities)
- Donald Patton (VP, Acct/Controller)
- Debra Peters (VP, Options Institute)
- Roberta Piwnicki (VP, Systems Development)
- Kapil Rathi (SVP, Options Business Development)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Ofc)
- James Roche (VP, Market Data Services)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (SVP, Finance)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- John Sexton (Deputy General Counsel)
- Steven Sinclair (VP, Systems Development)

- Philip Slocum (EVP, Chief Risk Officer)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Prod. Dev.)
- Gregory Steinberg (VP, Associate General Counsel and Assistant Secretary)
- Paul Stephens (VP, Inst'l Mrktg & Sales)
- Edward Tilly (Chief Executive Officer)
- Michael Todd (VP, Systems Operations)
- Michael Todorofsky (VP, Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Laura Zinanni (VP, Office of CEO)

Standing Committees

Executive Committee
- Edward Tilly
- James Boris
- Edward Fitzpatrick
- Roderick Palmore
- Samuel Skinner
- Carole Stone
- Eugene Sunshine

Compensation Committee
- Samuel Skinner
- Frank English
- Janet Froetscher
- Eugene Sunshine

Nominating and Governance Committee
- Eugene Sunshine
- Jill Goodman
- Roderick Palmore
- Samuel Skinner
- Carole Stone

Regulatory Oversight and Compliance Committee
- Roderick Palmore
- William Farrow
- Janet Froetscher

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. CBOE Futures Exchange, LLC

1. *Name*: CBOE Futures Exchange, LLC ("CFE")
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* CFE is a contract market approved by the Commodity Futures Trading Commission in August 2003. CFE is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached LLC Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Gilbert Bassett, Jr.
   - Michael Gorham
   - James Parisi
   - Marc Schultz

   Current Officers
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Joseph Caauwe (Managing Director - CFE)
   - Chris Concannon (President)
   - Alan Dean (EVP, CFO and Treasurer)
   - Gregory Hoogasian (SVP, CRO of CBOE C2, CFE)
   - Chris Isaacson (EVP, CIO)
   - Jennifer Lamie (Chief Regulatory Advisor)
   - Stephanie Lara Marrin (Deputy Chief Reg Officer0
   - Andrew Lowenthal (SVP, Business Development)
   - Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)

- Michael Mollet (Managing Director - CFE)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (VP & Chief Accounting Ofc)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- James Parisi
- Marc Schultz

Trading Advisory Committee
- Jay Caauwe
- Kirk Bonniewell
- Zeke Charlesworth
- Michael Dennis
- Johan Drylewicz
- Alex Gerko
- Josh Grant
- Douglas Schadewald
- Andrew Smith

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. CBOE Stock Exchange, LLC

1. *Name*: CBOE Stock Exchange, LLC ("CBSX")
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 31, 2006.

4. *Brief description of nature and extent of affiliation*: CBSX is a 49.96%-owned subsidiary of Chicago Board Options Exchange, Incorporated.

5. *Brief description of business or functions:* CBSX operated the CBOE Stock Exchange, which acted as a trading market for securities other than options as a facility of CBOE. CBSX was approved by the SEC in March 2007. CBSX ceased trading operations on April 30, 2014.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Alan Dean
   - James Fitzgibbons
   - Jaap Gelderloos
   - Andrew Lowenthal
   - Tom O'Mara
   - Rick Oscher
   - John Deters
   - Dave Reynolds
   - Eric Frait
   - Steve Sosnick

   Current Officers
   - Angelo Evangelou (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. Chicago Board Options Exchange, Incorporated

1. *Name*: Chicago Board Options Exchange, Incorporated ("CBOE")
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* CBOE is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* The CBOE Certificate of Incorporation is available on the CBOE website at http://wallstreet.cch.com/CBOE/Certificate/.

8. *Copy of existing by-laws*: The CBOE Bylaws are available on the CBOE website at http://wallstreet.cch.com/CBOE/Bylaws/.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - James Boris
   - Frank English
   - William Farrow
   - Ed Fitzpatrick
   - Janet Froetscher
   - Jill Goodman
   - Chris Mitchell
   - Roderick Palmore
   - Joe Ratterman
   - Michael Richter
   - Samuel Skinner
   - Carole Stone
   - Eugene Sunshine

   Current Officers
   - Alexandra Albright (Chief Compliance Officer)

- Lawrence Bresnahan (VP, Market & Member Reg.)
- Rodney Burt (VP, Infrastructure)
- Kevin Carrai (VP, Connectivity, Data & Member Services)
- Karen Christiansen (VP, Regulatory Systems Dev)
- Paul Ciciora (VP, Systems Infrastructure)
- Catherine Clay (VP, Business Development)
- Chris Concannon (President and COO)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (EVP, CFO and Treasurer)
- John Deters (CSO & Head Corp Initiative)
- James Enstrom (VP, & Chief Audit Exec)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (VP, Business Analysis)
- Carmen Frazier Brannan (VP, Government Relations)
- Anders Franzon (SVP, Associate General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (VP, Business Develop GCS)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO of CBOE C2 CFE)
- Chris Isaacson (EVP, CIO)
- Carol Kennedy (VP & Chief Comm. Officer)
- Stephanie Klein (VP Chief Marketing Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (Chief Regulatory Advisor)
- Stephanie Lara Marrin (Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, Business Development)
- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- Anthony Montesano (VP, Trading Operations)
- Matthew Moran (VP, Institutional Marketing)
- Mark Novak (VP, CTO Development)
- LuAnn O'Shea (VP Facilities)
- Donald Patton (VP, Acct/Controller)
- Debra Peters (VP, Options Institute)
- Roberta Piwnicki (VP, Systems Development)
- Kapil Rathi (SVP, Options Business Development)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Ofc)
- James Roche (VP, Market Data Services)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (SVP, Finance)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- John Sexton (Deputy General Counsel)

- Steven Sinclair (VP, Systems Development)
- Philip Slocum (EVP, Chief Risk Officer)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Gregory Steinberg (VP, Associate General Counsel and Assistant Secretary)
- Paul Stephens (VP, Inst'l Mrktg & Sales)
- Edward Tilly (Chief Executive Officer)
- Michael Todd (VP, Systems Operations)
- Michael Todorofsky (VP, Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Laura Zinanni (VP Office of CEO)

Standing Committees

Executive Committee
- Ed Tilly
- James Boris
- Edward Fitzpatrick
- Roderick Palmore
- Samuel Skinner
- Carole Stone
- Eugene Sunshine

Compensation Committee
- Samuel Skinner
- Frank English
- Janet Froetscher
- Eugene Sunshine

Nominating and Governance Committee
- Eugene Sunshine
- Jill Goodman
- Roderick Palmore
- Samuel Skinner
- Carole Stone

Regulatory Oversight and Compliance Committee
- Roderick Palmore
- William Farrow
- Janet Froetscher

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. Chicago Options Exchange Building Corporation

1. *Name*: CBOE Options Exchange Building Corporation
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* Owns facility used by CBOE.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Incorporation.

8. *Copy of existing by-laws*: See attached Bylaws.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Alan Dean
   - Chris Concannon
   - Ed Tilly

   Current Officers
   - Chris Concannon (President)
   - Alan Dean (Treasurer)
   - LuAnn O'Shea (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. CBOE, LLC

1. *Name*: CBOE, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* CBOE, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached LLC Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Ed Tilly

   Current Officers
   - Chris Concannon (President)
   - Andrew Lowenthal (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. CBOE III, LLC

1. *Name*: CBOE III, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Chris Concannon
   - Ed Tilly

   Current Officers
   - Chris Concannon (President)
   - John Deters (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. CBOE V, LLC

1. *Name*: CBOE V, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions*: Holding company

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Alan Dean
   - Chris Concannon
   - Ed Tilly

   Current Officers
   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - John Deters (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. CBOE Livevol, LLC

1. *Name*: CBOE Livevol, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* CBOE Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers
   - John Deters (President)
   - Andrew Lowenthal (Vice President)
   - Catherine Clay (Vice President)
   - Chris Isaacson (Vice President)
   - Dave Reynolds (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE. CBOE UK Ltd.

1. *Name*: CBOE UK Ltd.
   Address: Level 30, The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom EC3V 4AB

2. *Form of organization*: Private Limited Company

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* Marketing and business development services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Incorporation.

8. *Copy of existing by-laws*: See attached Articles of Association.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Dave Gray

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. CBOE Vest, LLC

1. *Name*: CBOE Vest, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Vest Financial Group, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Chris Concannon
   - Ed Tilly

   Current Officers
   - Chris Concannon (President)
   - John Deters (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Chris Concannon
   - Ed Tilly

   Current Officers
   - Chris Concannon (President)
   - John Deters (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH. Market Data Express, LLC

1. *Name*: Market Data Express, LLC ("MDX")
   Address: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* MDX sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Eric Frait
   - Bryan Harkins
   - Chris Isaacson
   - Jim Roche
   - Curt Schumacher

   Current Officers
   - Chris Isaacson (President)
   - Bryan Harkins (Senior Vice President)
   - Kevin Carrai (Vice President)
   - Jim Roche (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. OneChicago, LLC

1. *Name*: OneChicago, LLC
   Address: 311 South Wacker Drive, # 1700, Chicago, Illinois 60606

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 3, 2001.

4. *Brief description of nature and extent of affiliation*: CBOE, LLC is a limited liability company member of OneChicago, LLC. CBOE LLC is a wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* OneChicago, LLC is a contract market approved by the Commodity Futures Trading Commission in June 2002. OneChicago, LLC is a fully electronic securities futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Pursuant to Securities Exchange Act Rule 6a-4, OneChicago, LLC is required to submit this information directly to the Commission.

8. *Copy of existing by-laws*: Pursuant to Securities Exchange Act Rule 6a-4, OneChicago, LLC is required to submit this information directly to the Commission.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: Pursuant to Securities Exchange Act Rule 6a-4, OneChicago, LLC is required to submit this information directly to the Commission.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. Options Price Reporting Authority, LLC

1. *Name*: Options Price Reporting Authority, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware. Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 1, 2010.

4. *Brief description of nature and extent of affiliation*: CBOE is a participant exchange of the Options Price Reporting Authority, LLC.

5. *Brief description of business or functions:* Dissemination of information concerning options.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: CBOE certifies that this information is kept up to date and is available to the Commission and the public upon request.

8. *Copy of existing by-laws*: The OPRA LLC Agreement is available on the OPRA website at https://www.opradata.com/pdf/opra_plan.pdf .

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: CBOE certifies that this information is kept up to date and is available to the Commission and the public upon request.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. Signal Trading Systems, LLC

1. *Name*: Signal Trading Systems, LLC ("STS")
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 13, 2010.

4. *Brief description of nature and extent of affiliation*: Fifty percent (50%) subsidiary of Chicago Board Options Exchange, Incorporated.

5. *Brief description of business or functions:* STS developed and markets a multi-asset front-end order entry system known as "Pulse".

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: There are no directors or officers of Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. The Options Clearing Corporation

1. *Name*: The Options Clearing Corporation
   Address: One North Wacker Drive, Suite 500, Chicago, Illinois 60606

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), December 23, 1974.

4. *Brief description of nature and extent of affiliation*: CBOE is a participant exchange and stockholder of The Options Clearing Corporation.

5. *Brief description of business or functions:* Issuance, clearance, and settlement of option contracts.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Pursuant to Securities Exchange Act Rule 17Ab2-1, The Options Clearing Corporation is required to submit this information directly to the Commission.

8. *Copy of existing by-laws*: Pursuant to Securities Exchange Act Rule 17Ab2-1, The Options Clearing Corporation is required to submit this information directly to the Commission.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: Pursuant to Securities Exchange Act Rule 17Ab2-1, The Options Clearing Corporation is required to submit this information directly to the Commission.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. The Options Exchange, Incorporated

1. *Name*: The Options Exchange, Incorporated
Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), January 7, 1974.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* The Options Exchange, Incorporated has been inactive since its incorporation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Incorporation.

8. *Copy of existing by-laws*: See attached Bylaws.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Alan Dean
- Chris Concannon
- Ed Tilly

Current Officers
- Ed Tilly (Chairman)
- Chris Concannon (President)
- Alan Dean (Treasurer)
- Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. Vest Financial Group, Inc.

1. *Name*: Vest Financial Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of CBOE Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Incorporation.

8. *Copy of existing by-laws*: See attached Bylaws.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Karan Sood
   - William Speth

   Current Officers
   - Karan Sood (Chief Executive Officer)
   - Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. Bats Hotspot SEF LLC

1. *Name:* Bats Hotspot SEF LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 1, 2015.

4. *Brief description of nature and extent of affiliation*: As of August 18, 2016, Bats Hotspot SEF LLC ceased to exist.

5. *Brief description of business or functions*: Not applicable

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable

8. *Copy of existing by-laws*: Not applicable

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of August 18, 2016, Bats Hotspot SEF LLC ceased to exist.

Form 1, Exhibit C Index of Attachments

- A Bats Global Markets Holdings, Inc. (Updated)
- B Direct Edge LLC
- C Bats BZX Exchange, Inc. (Updated)
- D Bats BYX Exchange, Inc. (Updated)
- E Bats EDGA Exchange, Inc. (Updated)
- F Bats Trading, Inc.
- G Omicron Acquisition Corp.
- H Bats Hotspot Holdings LLC
- I Bats Hotspot LLC
- J Bats Hotspot Services LLC
- K Bats International Holdings Limited
- L Bats Hotspot Europe Limited
- M Bats Hotspot Asia Pte. Ltd.
- N Bats Trading Limited
- O Chi-X Europe Limited
- P Bats ETF.com, Inc.
- Q INDEXPUBS S.A.
- R Bats Hotspot IB LLC
- S Bats Hotspot SEF LLC
- T Bats Worldwide Holdings Limited
- U CBOE Holdings, Inc. (Updated)
- V C2 Options Exchange, Incorporated (Updated)
- W CBOE Futures Exchange, LLC (Updated)
- X CBOE Stock Exchange, LLC (Updated)
- Y Chicago Board Options Exchange, Incorporated (Updated)
- Z Chicago Options Exchange Building Corporation (Updated)

- AA CBOE, LLC (Updated)
- BB CBOE III, LLC (Updated)
- CC CBOE V, LLC (Updated)
- DD CBOE Livevol, LLC (Updated)
- EE CBOE UK Ltd. (Updated)
- FF CBOE Vest, LLC (Updated)
- GG Loan Markets, LLC (Updated)
- HH Market Data Express, LLC (Updated)
- II OneChicago, LLC (Updated)
- JJ Options Price Reporting Authority, LLC (Updated)
- KK Signal Trading Systems, LLC (Updated)
- LL The Options Clearing Corporation (Updated)
- MM The Options Exchange, Incorporated (Updated)
- NN Vest Financial Group, Inc. (Updated)

A Bats Global Markets Holdings, Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS GLOBAL MARKETS HOLDINGS, INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF FEBRUARY, A.D. 2017, AT 4:02 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

4381465 8100
SR# 20171422000

Authentication: 202115311
Date: 02-28-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:50 PM 02/28/2017
FILED 04:02 PM 02/28/2017
SR 20171422000 - File Number 4381465

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Bats Global Markets Holdings, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "SEVENTH" so that, as amended, said Article shall be and read as follows:

4. The sole stockholder of the Corporation is CBOE V, LLC.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 28th day of February, 2017.

By: [signature]
Authorized Officer

Title: President & CEO

Name: Chris Concannon
Print or Type

C Bats BZX Exchange, Inc.

**FIFTH AMENDED AND RESTATED
BYLAWS OF BATS BZX EXCHANGE, INC.
(a Delaware corporation)**

Article I
Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means Bats BZX Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be Bats Global Markets Holdings, Inc.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

(ff) "Trading Permit Holder" shall have the same meaning as Exchange Member.

Article II

Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 8050 Marshall Dr., Suite 120, Lenexa, KS 66214, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Article III
Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive Officer, but including Member Representative Directors), shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual or special meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual or special meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 4:00 p.m. Central Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

(g) The initial Directors of the Board of Directors shall be appointed by the stockholder and shall serve until the first annual meeting of stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided,* however, that the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of a Director's vacancy if such position is filled by the later of (i) 60 days from the date of such vacancy or (ii) the date of the next annual stockholders' meeting.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided*, however, that the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of a Member Representative Director's vacancy if such position is filled by the later of (i) 60 days from the date of such vacancy or (ii) the date of the next annual stockholders' meeting.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

Article IV
STOCKHOLDERS

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, provided that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

Article V
Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Article VI
Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

Article VII
Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal, or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

Article VIII
Indemnification

Section 1. Indemnification of Directors, Officers, Employees And Other Agents.

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in thc Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents.* The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses.* The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company, or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement.* Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights.* To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights.* The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance.* The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments.* Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause.* If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated, or by any other applicable law.

(i) *Certain Definitions.* For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

Article IX
Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended, or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation, or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Article X
Exchange Authorities

Section 1. Rules

(a) The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

Article XI
Miscellaneous Provisions

Section 1. Fiscal Year Board.

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of CBOE Holdings, Inc., CBOE V, LLC or Bats Global Markets Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of CBOE Holdings, Inc., CBOE V, LLC or Bats Global Markets Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these By- Laws, or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

D Bats BYX Exchange, Inc.

FIFTH AMENDED AND RESTATED
BYLAWS OF BATS BYX EXCHANGE , INC.
(a Delaware corporation)

Article I
Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means Bats BYX Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be Bats Global Markets Holdings, Inc.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

(ff) "Trading Permit Holder" shall have the same meaning as Exchange Member.

Article II
Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 8050 Marshall Dr., Suite 120, Lenexa, KS 66214, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Article III
Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive Officer, but including Member Representative Directors), shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual or special meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual or special meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 4:00 p.m. Central Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

(g) The initial Directors of the Board of Directors shall be appointed by the stockholder and shall serve until the first annual meeting of stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided,* however, that the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of a Director's vacancy if such position is filled by the later of (i) 60 days from the date of such vacancy or (ii) the date of the next annual stockholders' meeting.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided*, however, that the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of a Member Representative Director's vacancy if such position is filled by the later of (i) 60 days from the date of such vacancy or (ii) the date of the next annual stockholders' meeting.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

Article IV
STOCKHOLDERS

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, provided that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

Article V
Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Article VI
Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

Article VII
Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal, or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

Article VIII
Indemnification

Section 1. Indemnification of Directors, Officers, Employees And Other Agents.

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents.* The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses.* The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company, or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement.* Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights.* To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights.* The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance.* The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments.* Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause.* If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated, or by any other applicable law.

(i) *Certain Definitions.* For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

Article IX
Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended, or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation, or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Article X
Exchange Authorities

Section 1. Rules

(a) The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

Article XI
Miscellaneous Provisions

Section 1. Fiscal Year Board.

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of CBOE Holdings, Inc., CBOE V, LLC or Bats Global Markets Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of CBOE Holdings, Inc., CBOE V, LLC or Bats Global Markets Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these By- Laws, or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

E Bats EDGA Exchange, Inc.

SIXTH AMENDED AND RESTATED BYLAWS OF BATS EDGA EXCHANGE, INC.
(a Delaware corporation)

ARTICLE I

Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means Bats EDGA Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided,* however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an

Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with, such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be Direct Edge LLC.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

(ff) "Trading Permit Holder" shall have the same meaning as Exchange Member.

ARTICLE II

Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 545 Washington Boulevard, 6th fl., Jersey City, New Jersey 07310, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The

Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

ARTICLE III

Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive Officer, but including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year, or, to the extent necessary, at a special meeting of stockholders. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual or special meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual or special meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative

Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; *provided*, however, that any such vote must be cast for a person on the List of Candidates, and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; *provided*, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Member Representative Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; *provided*, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the

Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE IV

Stockholders

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the

Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, *provided* that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

ARTICLE V

Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; *provided*, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of the Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

ARTICLE VI

Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by a vote of the stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

ARTICLE VII

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the

Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VIII

Indemnification

Section 1. Indemnification of Directors, Officers, Employees and Other Agents

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents.* The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses.* The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement*. Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights*. To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights*. The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance*. The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments.* Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause.* If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated or by any other applicable law.

(i) *Certain Definitions.* For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX

Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

ARTICLE X

Exchange Authorities

Section 1. Rules

The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions and operations of a person associated with an Exchange Member or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of, or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; *provided*, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

Miscellaneous Provisions

Section 1. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of CBOE Holdings, Inc., CBOE V, LLC or Direct Edge LLC who are not also members of the Board, or any officers, staff, counsel or advisors of CBOE Holdings, Inc., CBOE V, LLC or Direct Edge LLC who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these Bylaws or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by applicable law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

W CBOE Futures Exchange, LLC

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS ON FILE OF "CBOE FUTURES EXCHANGE, LLC" AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF FORMATION, FILED THE SIXTEENTH DAY OF JULY, A.D. 2002, AT 12:30 O'CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE AFORESAID LIMITED LIABILITY COMPANY, "CBOE FUTURES EXCHANGE, LLC".

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3547866 8100H

081173913

AUTHENTICATION: 7008824

DATE: 12-08-08

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 12:30 PM 07/16/2002
020453980 - 3547866

CERTIFICATE OF FORMATION

OF

CBOE FUTURES EXCHANGE, LLC

This Certificate of Formation of CBOE Futures Exchange, LLC, dated as of July 16, 2002, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

1. The name of the limited liability company is CBOE Futures Exchange, LLC.

2. The address of its registered office in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of CBOE Futures Exchange, LLC this 16th day of July, 2002.

By: [signature]
Name: Kieran P. Hennigan
Title: Authorized Person

NY12533:135822.5

FIFTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

CBOE FUTURES EXCHANGE, LLC

WHEREAS, CBOE Futures Exchange, LLC, a Delaware limited liability company (the "Company"), was formed on July 16, 2002, pursuant to the provisions of the Delaware Limited Liability Company Act (6 Del.C. §§ 18-101, et seq.) (the "Act");

WHEREAS, Chicago Board Options Exchange, Incorporated ("CBOE") was the sole member of the Company until the demutualization of CBOE;

WHEREAS, in connection with the demutualization of CBOE on June 18, 2010, CBOE issued a dividend to CBOE Holdings, Inc. ("CBOE Holdings") that included all of CBOE's interest in the Company, and as a result the Company became a wholly-owned subsidiary of CBOE Holdings on that date;

WHEREAS, CBOE Holdings is executing this Fifth Amended and Restated Limited Liability Company Agreement (this "Agreement") for the purpose of amending and restating the Fourth Amended and Restated Limited Liability Company Agreement of the Company, dated as of April 26, 2010, to reflect that CBOE Holdings is now the sole member of the Company and to make other changes to the Agreement;

NOW THEREFORE, CBOE Holdings does hereby certify and agree as follows:

Section 1. Name. The name of the Company shall be "CBOE Futures Exchange, LLC" or such other name as the Board of Directors (as defined below) may from time to time hereafter designate.

Section 2. Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

Section 3. Offices. (a) The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board of Directors may from time to time designate.

(b) The registered office of the Company in the State of Delaware shall be located at The Corporation Trust Company, 1209 Orange Street, Wilmington,

Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

Section 4. Member. The sole Member ("Member") of the Company is CBOE Holdings.

Section 5. Term. The term of the Company commenced on the date of filing of the Certificate of Formation of the Company in accordance with the Act and shall continue until dissolution of the Company in accordance with the Act or Section 12 of this Agreement.

Section 6. Management of the Company. (a) The sole Member hereby exclusively vests the power to manage, operate and set policies for the Company in a management board (the "Board of Directors"). The Board of Directors of the Company shall consist of at least five individuals elected by the sole Member. At least thirty-five percent of the Directors on the Board of Directors shall be Public Directors. The sole Member shall designate one of the Directors on the Board to serve as Chairman of the Board of Directors. The individuals elected to the Board of Directors by the sole Member and the Director designated as Chairman of the Board of Directors by the sole Member shall hold office for such term as may be determined by the sole Member or until their respective successors are chosen. The current members of the Board of Directors and the current Chairman of the Board of Directors are listed in Schedule A, which shall automatically be amended as the individuals on the Board of Directors and the Director serving as Chairman of the Board of Directors change from time to time. Directors may be removed from, and substitute or additional Directors may be appointed to, the Board of Directors, at any time by the sole Member. The Chairman of the Board of Directors may be removed from that position, and a different member of the Board may be designated as Chairman of the Board, at any time by the sole Member. Each Director is designated a "manager" of the Company within the meaning of the Act.

(b) A "Public Director" is a member of the Board of Directors with the following qualifications:

(i) To qualify as a Public Director of the Company, an individual must first be found, by the Board of Directors, on the record, to have no relationship with the Company that reasonably could affect the independent judgment or decision making of the individual as a Public Director.

(ii) In addition, an individual shall not qualify as a Public Director if any of the following circumstances exist:

(A) The individual is, or was within the last year, an officer or employee of the Company or an officer or employee of any affiliate of the Company;

(B) The individual is, or was within the last year, a Trading Privilege Holder (as such term is defined by the rules of the Company promulgated in accordance with the Commodity Exchange Act and the regulations thereunder) or an officer or director of such a Trading Privilege Holder;

(C) The individual, or a firm with which the individual is an officer, director or partner, receives, or received within the last year, more than $100,000 in combined annual payments from the Company, or any affiliate of the Company, for legal, accounting or consulting services. Compensation for services as a director of the Company or as a director of an affiliate of the Company does not count toward the $100,000 payment limit, nor does deferred compensation for services prior to becoming a director, so long as such compensation is in no way contingent, conditioned or revocable.

(D) Any of the above relationships in this paragraph (b)(ii) apply to a member of the Director's "immediate family," i.e., spouse, parents, children and siblings.

(iv) Public Directors of the Company may also serve as directors of Company affiliates if the individuals otherwise meet the definition of Public Director in this Section 6(b).

(v) For purposes of this Section 6(b), "affiliate" includes parents or subsidiaries of the Company or entities that share a common parent with the Company.

(vi) The Company shall disclose to the Commodity Futures Trading Commission which members of the Board of Directors are Public Directors, and the basis for those determinations.

(c) Meetings of the Board of Directors shall be held at the principal place of business of the Company or at any other place that the Chairman of the Board of Directors may determine from time to time. Members of the Board of Directors may participate in such meetings by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting. The presence of at least 50% of the Directors shall constitute a quorum for the transaction of business, provided that members of the Board that are recused with respect to a particular issue nevertheless shall be deemed present for the purpose of determining the existence of a quorum. Board meetings shall be held in accordance with the schedule established by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors, and shall be called by the Secretary of the Company upon the written request of any two Directors. The Secretary shall give at least one hour's notice of such meeting to each Director.

(d) Decisions of the Board of Directors shall require the approval of a majority of the Directors voting at a meeting; provided that should the Board of Directors be unable to render a decision due to a tie in the vote, then the sole Member may make the decision in lieu of the Board of Directors. The Board of Directors also may make decisions, without holding a meeting, in either of the following ways:

(i) The Board of Directors may make decisions by written consent of all of the Directors. Any such written consent may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts together constituting the same consent. Written consent also may be transmitted by means of "electronic transmission" as described in the Act.

(ii) The members of the Board of Directors may be individually polled to vote on issues (x) requiring prompt action or action prior to the next regularly scheduled Board meeting and (y) where the calling of a special Board meeting, in the opinion of the Chairman of the Board of Directors or the President of the Company, would be impractical. Any such poll may be conducted by telephone, by means of electronic transmission, and/or in person. An attempt shall be made to contact each Director in any such poll. A poll reaching at least 50% of the Directors shall be sufficient to constitute a quorum of the Board and the approval of a majority of the Directors voting in such a poll shall constitute requisite Board action, even if all Directors are not reached in connection with the poll. The results of any such poll shall be reported at the next physical meeting of the Board of Directors.

The Board of Directors may establish such other rules and procedures not inconsistent with the foregoing for its deliberations as it may deem necessary or desirable.

(e) The Executive Committee of the Company shall consist of the Chairman of the Board of Directors of the Company and one or more other members of the Board of Directors appointed by the Chairman of the Board of Directors with the approval of the Board of Directors. At least thirty-five percent of the Directors on the Executive Committee shall be Public Directors. The Chairman of the Board of Directors shall be the Chairperson of the Executive Committee. The Executive Committee shall have and may exercise all of the powers and authority of the Board of Directors in the management of the business and affairs of the Company, except that it shall not have any power or authority to amend the certificate of formation of the Company or this Agreement, each as amended or otherwise modified from time to time; adopt any agreement of merger or consolidation; approve the sale, lease or exchange of all or substantially all of the Exchange's property and assets; or approve the dissolution of the Company or a revocation of a dissolution.

(f) The Board of Directors shall have the power by itself or through agents, and shall be authorized and empowered on behalf and in the name of the Company, to carry out all of the objects and purposes of the Company and to perform all acts and enter into and perform all acts and other undertakings that it may in its discretion deem necessary or advisable in that regard, in each case in accordance with the provisions of this Agreement. A Director acting individually in his or her capacity shall have the power to act for or bind the Company to the extent authorized to do so by the Board of Directors. The Chairman of the Board of Directors, the President and the Secretary are each hereby designated as authorized persons, within the meaning of the Act, to execute and file any amendments to, or restatements of, the Certificate of Formation with the Secretary of State of the State of Delaware and any applicable filings as a foreign limited liability company in any State where such filings may be necessary or desirable. The Board of Directors may confer upon any officer of the Company elected in accordance with paragraph (f) below, any of the powers of the Board of Directors set forth in this Agreement.

(g) The President of the Company shall be the individual serving as the President of the sole Member from time to time. The Board of Directors shall have the power to elect such other officers of the Company as it may deem necessary or appropriate from time to time. All officers of the Company elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen. Any officer, other than the Chairman of the Board of Directors and the President, may be removed from office at any time either with or without cause by the Chairman of the Board of Directors, the President or the affirmative vote of a majority of the Directors then in office. Each of the officers of the Company shall have the powers and duties prescribed by the Board of Directors and, unless otherwise prescribed by the Board of Directors, shall have such further powers and duties as ordinarily pertain to that office.

Section 7. Liability; Indemnification. (a) Except as otherwise provided by the Act, neither CBOE Holdings, solely by reason of being the sole Member of the Company, nor any director, officer, employee or agent of the Company, solely by reason of acting in such capacity (including a person having more than one such capacity), shall be personally liable for any expenses, liabilities, debts or obligations of the Company, whether arising in contract, tort or otherwise.

(b) The Company shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a director, officer or member of a committee of the Board of Directors or the Company, or, while a director or officer of the Company, is or was serving at the request of the Company as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans (collectively, a "Covered Person"), against all liability and loss suffered and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding; provided, however, that no Covered Person shall be entitled to indemnification in connection with a proceeding (i) if that indemnification is impermissible under the Commodity Exchange Act or the regulations thereunder, (ii) unless the Covered Person acted in good faith, not in a wanton and willful manner, and in a manner the Covered Person reasonably believed to be in or not opposed to the best interests of the Company, and (iii) with respect to any criminal proceeding, unless the Covered Person had no reasonable cause to believe the Covered Person's conduct was unlawful. Notwithstanding the preceding sentence, except as otherwise provided in Section (c) of this Section 7, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Company.

(c) Expenses (including attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; provided, however, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or proceeding alleging that such person (i) committed an act or omission not in good faith or (ii) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 7.

(d) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Section 7 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(e) The provisions of this Section 7 shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 7 is in effect, and any repeal or modification of any applicable law or of this Section 7 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(f) Persons not expressly covered by the foregoing provisions of this Section 7, such as those (i) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, or (ii) who are or were directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger in which the Company was the resulting or surviving corporation, or who are or were serving at the request of such constituent corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Board of Directors.

(g) The rights conferred on any Covered Person by this Section 7 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(h) The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

(i) Any repeal or modification of the foregoing provisions of this Section 7 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(j) The Company may purchase and maintain insurance, at its expense, to protect itself and any director, manager, officer, trustee, employee or agent of the Company or another corporation, or of a partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Section 7), whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

Section 8. Capital Contributions. The sole Member may make capital contributions to the Company in such amounts and at such times as it deems necessary or appropriate in its sole discretion.

Section 9. Assignment of Member's Interest. The sole Member may assign all, but not part, of its interest to any of its affiliates.

Section 10. Distributions. Distributions of cash or other assets of the Company shall be made at such time and in such amounts as the sole Member, by itself or through a power of attorney, or the Board of Directors may determine.

Section 11. Return of Capital. The sole Member has no right to receive, but the Board of Directors has absolute discretion to make, any distributions to the sole Member which include a return of all or any part of the sole Member's capital contribution; provided that upon the dissolution of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

Section 12. Dissolution. The Company shall be dissolved and its affairs wound up and terminated upon the determination of the Board of Directors or upon the consent of the sole Member to dissolve the Company. Such dissolution and winding up shall be carried out in accordance with the Act.

Section 13. Fiscal Year. The fiscal year of the Company shall be the twelve month period ending on December 31 of each year.

Section 14. Amendments. This Agreement may be amended only upon the written consent of the sole Member.

Section 15. Governing Law. This Agreement and the rights and obligations of the parties hereto shall be subject to, and governed by, the laws of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has duly executed this Fourth Amended and Restated Limited Liability Company Agreement as of June 18, 2010.

CBOE Holdings, Inc.,
a Delaware corporation

By: Edward J. Joyce

Edward J. Joyce
President and Chief Operating Officer

SCHEDULE A

BOARD OF DIRECTORS

<u>Names</u>

Edward Tilly, Chairman

Lawrence Blum

Michael Gorham

Israel Nelken

Vacancy

X CBOE Stock Exchange, LLC

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "CBOE STOCK EXCHANGE, LLC", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JULY, A.D. 2006, AT 1:45 O'CLOCK P.M.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4197988 8100

060716635

AUTHENTICATION: 4939367

DATE: 07-31-06

CERTIFICATE OF FORMATION

OF

CBOE STOCK EXCHANGE, LLC

1. The name of the limited liability company is CBOE Stock Exchange, LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

3. This Certificate of Formation shall be effective upon the date of filing.

IN WITNESS WHEREOF, the undersigned authorized person has executed this Certificate of Formation of CBOE Stock Exchange, LLC this 31st day of July, 2006.

Arthur Reinstein

Arthur Reinstein, Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:54 PM 07/31/2006
FILED 01:45 PM 07/31/2006
SRV 060716635 - 4197988 FILE

The Shares issued pursuant to this Agreement have not been registered under the Securities Act of 1933, as amended (the "Act"), or any applicable state securities laws, and may not be sold, pledged or otherwise transferred unless the same have been registered and qualified in accordance with the Act and applicable state securities laws, or in the opinion of counsel reasonably satisfactory to the Company, such registration and qualification is not required. Additionally, any sale or other transfer of the Shares is subject to further restrictions that are set forth in this Agreement.

THIRD AMENDED AND RESTATED OPERATING AGREEMENT

OF

CBOE STOCK EXCHANGE, LLC

Dated as of December 30, 2011

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CBOE STOCK EXCHANGE, LLC

THIRD AMENDED AND RESTATED OPERATING AGREEMENT

THIS THIRD AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") is made and entered into as of the 30th day of December, 2011, by and among the current Owners (as defined herein).

WITNESSETH:

WHEREAS, CBOE Stock Exchange, LLC, a Delaware limited liability company (the "Company"), was formed on July 31, 2006, pursuant to the provisions of the Delaware Limited Liability Company Act (the "Act");

WHEREAS, the Initial Owners entered into a First Amended and Restated Operating Agreement dated as of March 2, 2007 (the "First Amended Operating Agreement"), which constitutes a "limited liability company agreement" as defined in §18-101(7) of the Act, to set forth their initial agreements as to the governance and operations of the Company, and which was intended to supersede, in its entirety, that certain Operating Agreement of CBOE Stock Exchange, LLC dated as of December 18, 2006;

WHEREAS, the then-current Owners entered into a Second Amended and Restated Operating Agreement dated as of June 15, 2009 (the "Second Amended Operating Agreement"), which constitutes a "limited liability company agreement" as defined in §18-101(7) of the Act, to set forth their revised agreements as to the governance and operations of the Company, and which was intended to supersede, in its entirety, the First Amended Operating Agreement; and

WHEREAS, the current Owners have determined to enter into this Third Amended and Restated Operating Agreement, which constitutes a "limited liability company agreement" as defined in §18-101(7) of the Act, to set forth their revised agreements as to the governance and operations of the Company in connection with the Company's acquisition of National Stock Exchange, Inc., a Delaware corporation and registered national securities exchange ("NSX"), and which is intended to supersede, in its entirety, the Second Amended Operating Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual covenants of the parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I ORGANIZATIONAL MATTERS

1.1 Continuation. The Company, which was formed on July 31, 2006, pursuant to the provisions of the Act, shall be continued pursuant to the provisions of this Agreement.

1.2 **Limited Liability Company Agreement; Other Agreements.** The Owners hereby execute this Agreement for the purpose of establishing and providing for the affairs of the Company and the conduct of its business in accordance with the provisions of the Act. During the term of the Company as set forth in Section 1.8, the rights and obligations of the Owners with respect to the Company will be determined in accordance with (a) the terms and conditions of this Agreement, as it may be amended in accordance with its terms from time to time, (b) the Act, except where the Act provides that such rights and obligations specified in the Act shall apply "unless otherwise provided in a limited liability company agreement" or words of similar effect, and such rights or obligations are set forth in this Agreement, and (c) other agreements entered into between the Company and any Owner (including any employment agreements). In the event of any inconsistencies or conflicts between the provisions of this Agreement and the provisions of such other agreements, the terms of such other agreements shall control, provided that to the extent any such other agreements amend or modify any of the provisions of this Agreement, such other agreements must be approved in the manner and subject to the limitations set forth in Article XIV. For ease of use, Exhibits A, A-1, B and C to the First and Second Amended Operating Agreements, as they may have been subsequently amended, have been removed from this Agreement, but are intended to remain, unchanged, as part of the historical record of the Company, and continue to constitute part of its "other agreements," and those Exhibits and their terms are incorporated herein by this reference. Those Exhibits are identified herein by the designation as "Prior Exhibits". The Company shall maintain such other agreements at its principal place of business and make such agreements available for inspection and copying by any Owner or such Owner's agents at reasonable times.

1.3 **Name.** The name of the Company shall be CBOE Stock Exchange, LLC. The name of the Company may be changed as the Board may determine to be appropriate.

1.4 **Principal Place of Business.** The Company shall have its principal place of business at such location in Chicago, Illinois, as the Board may from time to time determine.

1.5 **Registered Office and Agent.** The Company shall maintain a registered office and a registered agent in the State of Delaware. The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation of the Company, or such other office as the Board may designate from time to time pursuant to the Act. The registered agent of the Company shall be the initial registered agent named in the Certificate of Formation of the Company or such other person or persons as the Board may designate from time to time pursuant to the Act. The Company also will maintain such additional registered agents and registered offices in any other jurisdictions in which, in the judgment of the Board, it is necessary or advisable to do so.

1.6 **Purpose and Scope of the Company.** The Company's sole purposes (and any other lawful purposes attendant thereto) shall be to (a) act as a trading market for securities other than options as a facility of a registered national securities exchange; and (b) act as a holding company of NSX. The Board may further authorize the Company and its subsidiaries to act as a market in other securities products if such products are regulated under substantially the same regulatory structure as equity and debt securities. For purposes of clarity, the parties acknowledge that CBOE would be unwilling to enter into this Agreement if the activities of the Company and its subsidiaries were to extend to the operation of a market for the trading of securities options, commodity futures or securities futures, and accordingly CBOE retains sole discretion, through operation of Section 9.15 herein, to approve or decline to approve any such extension of the scope of the business or purpose of the Company and its subsidiaries.

1.7 Regulatory Status. The CBSX trading platform for securities other than options (the "Facility") shall be a facility of CBOE, a registered national securities exchange pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), subject to self-regulation by CBOE and oversight by the U.S. Securities and Exchange Commission (the "SEC"). CBOE is the self-regulatory organization for the Facility, and will be the Regulatory Services Provider for the Facility. As the self-regulatory organization, CBOE will have the regulatory responsibility for the activities of the Facility, but, subject to the Services Agreement, may enter into arrangements with other self-regulatory organizations to perform some of its regulatory functions. CBOE will also provide certain administrative, operational and technical services to the Company pursuant to the Services Agreement.

1.8 Authority of CBOE. Notwithstanding anything contained in this Agreement to the contrary, so long as the Facility is a facility of CBOE, in the event that CBOE, in its sole discretion, determines that any action, transaction or aspect of an action or transaction, is necessary or appropriate for, or interferes with, the performance or fulfillment of CBOE's regulatory functions, its responsibilities under the Exchange Act or as specifically required by the SEC (collectively, "Regulatory Requirements"), (i) CBOE's affirmative vote will be required to be included in order to constitute a "Super Majority Vote of the Owners," (ii) without CBOE's affirmative vote no such action, transaction or aspect of an action or transaction shall be authorized, undertaken or effective, and (iii) CBOE shall have the sole and exclusive right to direct that any such required, necessary or appropriate act, as it may determine in its sole discretion, to be taken or transaction be undertaken by or on behalf of the Company without regard to the vote, act or failure to vote or act by any other party in any capacity.

1.9 Term. The term of the Company shall be perpetual unless it is sooner terminated pursuant to the terms of this Agreement or by operation of law.

ARTICLE II
DEFINITIONS

2.1 Definitions.

(a) As used throughout this Agreement:

(1) "Affiliate" means, with respect to any person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise with respect to such person.

(2) "Board" means the Board of Directors of the Company determined as provided in Article IX.

(3) "Capital Call" means the delivery of a Capital Notice pursuant to Section 3.1(c), and the elections to purchase thereunder.

(4) "CBOE" means Chicago Board Options Exchange, Incorporated.

(5) "CBOE License" means the license, in the form attached as Prior Exhibit C, from CBOE to the Company, of the right to use (i) the name "CBOE Stock Exchange" and the acronym "CBSX" in connection with the designation and conduct of the business of the Company, (ii) the software and related intellectual property constituting CBOE's trade engine designated as "*CBOEdirect*," and (iii) the business plan and operations manual developed by CBOE for the conduct of the Company's business.

(6) "Confidential Information" means (A) information relating to the terms of any contract, agreement or other relationship between the Company and a third party, an Owner, an Affiliate of the Company or an Owner, or any other person, (B) information relating to the terms of this Agreement or any other agreement between or among the Company, and an Owner, an Affiliate of the Company or an Owner, or any other person (C) financial information about the Company, an Owner, an Affiliate of the Company or an Owner, (D) any process, system or procedure with which or whereby the Company or any Owner or Affiliate of an Owner does business, (E) any trade secrets, confidential know-how or designs, formulae, plans, devices, business information, software, systems, technology, financial data or material (whether or not patented or patentable) of the Company, or an Owner or Affiliate of the Company or an Owner, and (F) any confidential member or user or customer lists of the Company, or an Owner or Affiliate of the Company or an Owner, in each case to which a party hereto becomes privy or learns of by reason of this Agreement, discussions or negotiations relating to this Agreement or the relationship of the parties contemplated hereby.

(7) "Director" means a limited liability company manager, as that term is defined in §18-101(10) of the Act, who is designated pursuant to Section 9.2 to serve on the Board and who is vested with the duties and responsibilities assigned to Directors pursuant to Article IX.

(8) "Electing Owner" means, as the case may be, a Voting Owner (but not a Management Owner) who (A) elects to purchase its additional Shares pursuant to Section 3.1(c) and not some lesser amount or (B) elects to acquire its full share of the Tendered Interest pursuant to Section 6.3(b). A "Non-Electing Owner" means an Owner who in either of the foregoing cases declines to make such an election.

(9) "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(A) The initial Gross Asset Value of an asset contributed by an Owner to the Company shall be the gross fair market value of the asset on the date of contribution, as determined by the contributing Owner and the Board;

(B) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board, as of the following times: (i) the acquisition of additional Shares by any new or existing Owner in exchange for more than a de minimus capital contribution; (ii) the distribution by the Company to an Owner of more than a de minimus amount of property as consideration for Shares; and (iii) the liquidation of the Company within the meaning of Regulations §1.704-1(b)(2)(ii)(g); and (iv) the issuance of Shares for services rendered to the Company; provided, however, that adjustments pursuant to subclauses (i), (ii) and (iv) of this clause shall be made only if the Board reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Owners; and

(C) The Gross Asset Value of a Company asset distributed to any Owner shall be the gross fair market value of the asset on the date of distribution.

(10) "Incremental Tax Liability" of an Owner shall mean an amount equal to the hypothetical cumulative federal, state and local income tax liabilities of such Owner resulting solely from the pass-through of the Profits, Losses and credits of the Company. Prior and current Losses (including items of deduction or loss) and credits allocable to an Owner shall be taken into account and netted against prior and current Profits (including items of income and gain) for these purposes. In determining the Incremental Tax Liability of the Owners for any taxable year, it shall be assumed that (A) each Owner is a taxpayer incurring combined federal, state and local income tax liability at a rate equal to 41% (taking into account the deductibility of state and local income taxes for federal income tax purposes), and (B) each Owner has no actual items of income, gain, loss, deductions or credits from any other source other than from the Company.

(11) "Initial Owner(s)" means any of the parties identified on Prior Exhibit A to the First Amended Operating Agreement.

(12) "Majority In Interest of the Owners" means the affirmative vote of more than fifty percent (50%) of the Voting Shares held solely by the Voting Owners.

(13) "Management Owner" means a natural person who as of the date hereof is identified on Prior Exhibit A as a Management Owner, who subsequently becomes a Management Owner pursuant to the provisions of Section 3.2(c), or who is a transferee or assignee of Non-Voting Restricted Shares (other than a Voting Owner).

(14) "Net Cash Flow" means (on the cash receipts and disbursements basis of accounting) the net receipts (i.e., the excess, if any, of revenues over expenses and repayment of loans) of the Company, including distributions from entities owned by the Company; cash from operations or investments; and proceeds from the sale, exchange, or other disposition of Company assets in the ordinary course of the Company's business; but excluding capital contributions of the Owners; proceeds of any loans made to the Company (including available cash from a refinancing); proceeds from the sale, exchange or other disposition of Company assets outside of the ordinary course of the Company's business; funds that the Board, in the Board's sole discretion, elects to reinvest on behalf of the Company; and reserves deemed reasonably sufficient, in the sole discretion of the Board, for (A) the working capital needs of the Company, (B) the payment of liabilities incurred (including any loans to the Company made by any Owners) or arising in the reasonably foreseeable future in connection with the operations of

the Company, and (C) capital expenditures or contributions incurred or arising in the reasonably foreseeable future.

(15) "Non-Voting Restricted Share" means a Share held by a Management Owner containing the voting limitations and other restrictions described in this Agreement.

(16) "Owner" means a limited liability company "member" as that term is defined in §18-101(11) of the Act, and shall include each Voting Owner and each Management Owner, but only so long as such person is shown on the Company's books and records as the owner of at least one (1) Share (or fraction of one (1) Share). "Owner" shall include a "Substituted Owner" as defined in Section 6.5(a), but only upon compliance with all of the requirements of Sections 6.4 and 6.5 hereof. For purposes of clarity, no person shall become an "Owner" as to any Shares, if the acquisition of those Shares will require a change of ownership notice to the SEC, or will constitute a proposed rule change subject to the requirements of the rule filing process of Section 19 of the Exchange Act, until all of the requirements of such notice or rule filing process have been accomplished and, if necessary, approved by the SEC.

(17) "Percentage Interest" with respect to an Owner means a fraction (expressed as a percentage) determined from time to time, the numerator of which is the number of all Shares held by such Owner and the denominator of which is the sum of all Shares held by all Owners.

(18) The term "person" means a natural person, partnership (whether general or limited and whether domestic or foreign), limited liability company, foreign limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity.

(19) The term "proceeds," when used in connection with a sale, exchange, or other disposition of property, or a refinancing, means net proceeds after the deduction of all related expenses.

(20) "Profits" or "Losses" means, for each taxable year or other period, an amount equal to the Company's taxable income or loss, respectively, for such year or period, determined in accordance with Code §703(a) (and for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code §703(a)(1) shall be included in such taxable income or loss), with the following adjustments:

(A) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this subparagraph shall be added to such taxable income or subtracted from such taxable loss;

(B) Any expenditures of the Company described in Code §705(a)(2)(B), or treated as Code §705(a)(2)(B) expenditures pursuant to Regulations §1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this subparagraph, shall be subtracted from such taxable income or added to such taxable loss;

(C) In the event that the Gross Asset Value of any Company asset is adjusted pursuant to clause (B) or (C) of subparagraph (12) of this paragraph, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset;

(D) Gain or loss resulting from any disposition of a Company asset with respect to which gain or loss is recognized for federal income tax purposes, and depreciation or amortization with respect to a Company asset, shall be computed by reference to the Gross Asset Value (as adjusted for depreciation or amortization) of such asset, notwithstanding that the adjusted tax basis of the asset differs from its Gross Asset Value; and

(E) Notwithstanding any other provision of this subparagraph, any items that are specially allocated pursuant to Section 4.3 of this Agreement shall not be taken into account.

(21) "Regulations" means the specific temporary or final Treasury Regulations promulgated in respect of the Code, and any successor provision or provisions thereto.

(22) "Regulatory Services Provider" means CBOE for the term of the regulatory services to be provided under the Services Agreement.

(23) "Related Person" means (A) with respect to any person, all "affiliates" (as such term is defined in Rule 12b-2 under the Exchange Act); (B) any person associated with a member (as the phrase "person associated with a member" is defined under Section 3(a)(21) of the Exchange Act); (C) any two or more persons that have any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of Shares of the Company; (D) in the case of a person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 of the Exchange Act) or director of such person and, in the case of a person that is a partnership or a limited liability company, any general partner, managing member or manager of such person, as applicable; (E) in the case of a person that is a natural person, any relative or spouse of such natural person, or any relative of such spouse who has the same home as such natural person or who is a director or officer of the Company or any of the Company's Owners or subsidiaries; (F) in the case of a person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (G) in the case of a person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable.

(24) "Services Agreement" means the Services Agreement in the form attached as Prior Exhibit B and as subsequently amended pursuant to which CBOE will provide specified hosting, development, regulatory and administrative services to the Company.

(25) "Share" means a unit of ownership of the Company representing the right to receive distributions and allocations pursuant to Article IV or upon the dissolution and winding up of the Company, and such other rights, obligations and, with respect to Series C Non-Voting Restricted Shares, restrictions, as are further set forth in this Agreement.

(26) "Super Majority of the Owners" means, subject to the provisions of Section 1.8 as to Regulatory Requirements, the affirmative vote of both (i) all of the Owners of the Series A Voting Shares at the time, and (ii) Owners of Series B Voting Shares who then retain ownership of Series B Voting Shares and represent at least a twenty (20%) Percentage Interest in the Company.

(27) "Voting Owner(s)" means the Initial Owners, and any person or entity that subsequently becomes an owner of Voting Shares by transfer pursuant to the provisions of Article VI or by purchase of Voting Shares from the Company.

(28) "Voting Shares" means those Shares entitled to vote on matters submitted to the Owners, which Voting Shares are held by the Voting Owners.

(b) The following table indicates the location in this Agreement of the other terms defined herein:

Defined Term	**Location**
5% Owner	9.2(d)
Act	Recitals
Agreement	Recitals
assign	6.1
Bankruptcy	5.5(a)
Bona Fide Offer	6.3(c)
Capital Account	3.5
Capital Notice	3.1(b)
CBOE Holdings	6.12(a)
Company	Recitals
Company Minimum Gain	4.3(c)
controlling interest	15.16
Default Events	7.1
Defaulting Owner	7.2(a)
Disability	5.5(a)
Dissolving Event	12.1
Excess Shares	8.10
Exchange Act	1.7
Facility	1.7
First Amended Operating Agreement	Recitals
for cause	9.13(b)
Included Amount	6.9(a)
Indirect Controlling Party	15.16
Minority Owner	6.9(a)
Nonrecourse Deductions	4.3(a)
Non-Transferring Owner	6.3(e)
NSX	Recitals
Offer Notice	6.3(a)
Owner-Appointed Director	9.3(a)
Owner Action	8.7(b)

Owner Funded Debt	4.3(b)(1)
Owner Funded Deductions	4.3(b)(2)
Owner Minimum Gain	4.3(d)
Permitted Transferee	6.2(c)
Prime Rate	6.3(e)
Prior Exhibit	1.2
Private Sale	6.9(a)
Purchase Agreement	Recitals
Regulatory Allocations	4.3(f)
Regulatory Requirements	1.8
Sale Procedure Election	6.3(e)
SEC	1.7
SEC Approval	6.13
Second Amended Operating Agreement	Recitals
Selling Group	6.9(a)
Substituted Owner	6.5(a)
Tag-Along Right	6.9(b)
Take Along Group	6.8(a)
tax matters partner	13.8
Tendered Interest	6.3(a)
transfer	6.1
Transferring Owner	6.3(a)
Unallocated Shares	3.1(b)
Unrelated Third Party	6.3(c)
Valuation Date	6.3(c)
Vote	8.9

ARTICLE III
CAPITAL CONTRIBUTIONS AND ADVANCES

3.1 Capital Contributions.

(a) Each Owner named on Prior Exhibit A of this Agreement agreed to contribute the amounts of cash and/or property set forth on Prior Exhibit A to the capital of the Company in exchange for the Shares specified thereon.

(b) The Board may from time to time determine that it is necessary or desirable for additional capital to be raised by the Company through the offer and sale of additional Shares. If the Board so determines, the Board shall notify the Voting Owners in writing (a "Capital Notice") of (1) the aggregate amount of additional capital to be raised and (2) the good faith determination of the issue price for each Share to be issued. Upon approval of such proposed action by the Voting Owners pursuant to Section 9.15(a), each Voting Owner then shall have 60 calendar days after the giving of the Capital Notice to elect to acquire its additional Shares, which shall be in an amount equal to that Owner's Percentage Interest immediately prior to the Capital Notice as a proportion of the then Percentage Interests of all Voting Owners, multiplied by the total amount of additional Shares specified in the Capital Notice, or a lesser amount of additional Shares as that Owner may determine. The Shares that the Voting Owners initially do not elect to purchase pursuant to the Capital Notice are referred to herein as the "Unallocated Shares."

(c) The Electing Owners shall be able to exercise the right to purchase Unallocated Shares within 10 calendar days after the Company notifies each Electing Owner that the Voting Owners elected to purchase less than all of the Shares, upon the earlier of (1) the expiration of the 60-day period or (2) the waiver of the exercise by the last Non-Electing Owner not exercising an option to purchase Shares. Any Electing Owner that desires to purchase such remaining Unallocated Shares shall give the Company written notice of election to purchase a specified percentage of such Shares. If such elections to purchase by the Electing Owners aggregate to more than the remaining Unallocated Shares available to the Electing Owners, the Company shall allocate such Shares among such Electing Owners as follows: each Electing Owner shall be allocated such proportion of the remaining Unallocated Shares as the Percentage Interest then owned by such Electing Owner bears to the total Percentage Interest owned by all Electing Owners who elected to purchase any of the remaining Unallocated Shares, up to the percentage of such Unallocated Shares specified in such Electing Owner's election. Any remaining Unallocated Shares not so allocated shall be allocated as aforesaid in one or more successive allocations to each Electing Owner whose election specified a percentage of such Shares greater than the percentage which had then been allocated to such Electing Owner, until all of the remaining Unallocated Shares have been allocated. Thereupon, the Company shall give each such Electing Owner notice of the Shares so allocated to such Electing Owner. Notwithstanding the foregoing, the Electing Owners may determine, by unanimous written agreement among themselves, the proportions in which they purchase the remaining Unallocated Shares.

(d) If the Voting Owners do not elect to purchase all of the additional Shares offered by the Company pursuant to Section 3.1(b), the Company shall have 120 calendar days to sell the remaining additional Shares to any person(s) without complying with any additional voting requirement of Section 6.10, so long as the sale is at a price not less than the per Share price offered to the Voting Owners. Thereafter, the Company must re-offer to all Voting Owners in accordance with the provisions set forth in this Section 3.1 any remaining additional Shares to be sold subsequent to such 120-day period.

(e) No Owner shall be required, upon dissolution and liquidation of the Company or at any other time, to contribute capital to the Company because of the loss of some or all of the capital contributed by any other Owner.

(f) No previous decisions, actions or failures to take action by the Board with respect to a Capital Notice shall be deemed to create a precedent for any future action.

3.2 Shares.

(a) Shares shall be issued as either Series A Voting Shares, Series B Voting Shares or Series C Non-Voting Restricted Shares. A Management Owner shall be entitled to hold only Series C Non-Voting Restricted Shares. The number of Shares (and designation as to Series A Voting Shares, Series B Voting Shares or Series C Non-Voting Restricted Shares) representing the Percentage Interests held by each Owner upon execution of this Agreement is set forth on Exhibit A. Except as set forth in such designations or otherwise expressly provided in this Agreement, Series A Voting Shares, Series B Voting Shares and Series C Non-Voting Restricted Shares shall be identical in all rights and obligations.

(b) The Series A Voting Shares are issued to CBOE and it is the intention of the Owners that no other members of the Company (other than Affiliates of CBOE) be owners of Series A Voting Shares, and that no additional Series A Voting Shares be authorized, created or issued for such purpose; provided however, that this provision is not intended to limit or restrict any rights of CBOE to transfer any of its Series A Voting Shares with the prior approval of the SEC as provided for in Article VI, including Section 6.14, or any other provision hereof, or any rights to be acquired by a transferee of those Shares as provided herein.

(c) The Board shall have the authority to authorize the Company to issue or sell, without further approval under Section 9.15(a) hereof, and not subject to the preemptive purchase rights granted to Owners under Section 3.1(b) hereof, up to:

(1) 50,000,000 Series A Voting Shares;

(2) 100,200,000 Series B Voting Shares; and

(3) The number of Series C Non-Voting Restricted Shares provided for in clause (e) below.

(d) For purposes of clarity, the current 49.96% Percentage Interest of CBOE is represented by 25,000,000 authorized, issued and outstanding Series A Voting Shares standing in its name on the records of the Company. The current aggregate 50.04% Percentage Interest of the other current Owners is represented by 25,040,000 authorized, issued and outstanding Series B Voting Shares standing in their respective names on the records of the Company.

Of the additional 75,160,000 authorized but unissued Series B Voting Shares, 75,000,000 are reserved for issuance as provided for in section (f) below, and 160,000 are reserved for issuance to new Owners determined to be admitted by the Board in its sole discretion, limiting issuance to any such new Owners to not more than a one one-hundredth percent (0.01%) Percentage Interest each.

(e) The Board shall have the authority to authorize the Company to issue or sell Series C Non-Voting Restricted Shares (or options, rights or warrants to acquire Series C Non-Voting Restricted Shares) from time to time to employees, consultants or officers of the Company, or to any other person (each of whom shall, upon receipt of such Series C Non-Voting Restricted Shares, become a "Management Owner" hereunder), provided that:

(1) such issuance or sale of Series C Non-Voting Restricted Shares does not cause the total number of Series C Non-Voting Restricted Shares outstanding to exceed in the aggregate the number of Shares that corresponds to a 5% Percentage Interest of the Company at the time of issuance or sale; and

(2) each recipient or purchaser of such Series C Non-Voting Restricted Shares (or options to acquire Series C Non-Voting Restricted Shares) executes a counterpart original of this Agreement as a Management Owner and complies with such other conditions as the Board reasonably may impose.

(f) The Board shall also have the authority to authorize the Company to issue units, to be designated as EPE Units, representing rights to acquire up to the additional number of Series B Voting Shares, and the Series B Voting Shares themselves, issuable pursuant to the terms of the Company's Equity Participation Entitlement Program, which was adopted by the Company simultaneously with the Second Amended Operating Agreement and subject to this authorization, and to designate Participants in such Program.

(g) The Board shall also have the authority to offer phantom stock or other forms of cash compensation tied to the value of the equity of the Company to employees or consultants of the Company, with such forms of compensation having no effect on any Owners' Percentage Interest.

3.3 **Advances by Owners to the Company.** To the extent that the Company requires additional funds, in lieu of issuing additional Shares pursuant to Section 3.1(b) or borrowing amounts from persons other than Owners as authorized under this Agreement, the Board may, but need not, allow the Voting Owners to advance such additional funds as loans to the Company, at an interest rate and on such other terms as are mutually agreeable to the Board and each lending Voting Owner, and each such lending Voting Owner shall be repaid when due, as a priority to other distributions otherwise payable to Owners, out of the next available Company funds. Each Voting Owner shall, at the same time and on the same terms, be allowed to loan an amount of such total additional funds in proportion to the Percentage Interests of all Voting Owners electing to participate in such loan. If more than one set of loans are made pursuant to this Section, the earlier in time shall be repaid first.

3.4 **Interest on and Return of Capital Contributions.** No Owner shall receive any interest on its capital contribution to the Company or on its Capital Account, notwithstanding any disproportion therein as between the Owners. No Owner shall be liable for the return of the capital contribution of any other Owner or for the return of any Company asset. A negative balance in any Owner's Capital Account shall not be deemed to be an asset of the Company. Notwithstanding any contrary provision of law, no Owner shall be entitled to resign or obtain a return of all or any part of its capital contribution other than as expressly provided in this Agreement. The Owners intend that unless expressly stated otherwise in a writing furnished to all Owners by the Board, no distribution (or part of any distribution) made to an Owner pursuant to this Agreement shall be deemed a return or withdrawal of capital, even if such distribution represents (in full or in part) a distribution of depreciation or any other non-cash item accounted for as a loss or deduction from, or offset to, income. The Owners further intend that no Owner shall be obligated to pay any such amount to or for the account of the Company or any creditor of the Company. However, if any court of competent jurisdiction holds that notwithstanding the provisions of this Agreement, a distribution to an Owner represents, in whole or in part, a return of the Owner's capital contribution, then any obligation to return the distribution to the Company or pay it to a creditor of the Company shall be the obligation of such Owner, not of any other

Owner or the Company, and the liability to meet such obligation shall continue in full force and effect pursuant to the provisions of §18-607 of the Act.

3.5 Capital Accounts. The Company shall maintain a separate Capital Account for each Owner. "Capital Account" means, with respect to any Owner, the amount of cash and the Gross Asset Value of property contributed by such Owner to the Company (reduced by any liabilities assumed by the Company and liabilities to which such contributed property is subject), adjusted as follows:

(a) Reduced to the extent required under Code § 704(b)(2) by:

(1) All Losses (including all items of deduction or loss) allocated to such Owner under Sections 4.2 and 4.3 of this Agreement; and

(2) All distributions of cash and the Gross Asset Value of property distributed to such Owner by the Company (reduced by any liabilities assumed by such Owner and liabilities to which such distributed property is subject); and

(b) Increased to the extent required under Code § 704(b)(2) by all Profits (including all items of income or gain) allocated to such Owner under Sections 4.2 and 4.3 of this Agreement.

The Capital Account with respect to any transferee or Substituted Owner shall reflect all prior adjustments to the Capital Account of the transferring Owner. The Capital Accounts shall be maintained in strict accordance with Code § 704(b)(2) and the Regulations promulgated thereunder. In addition, the Company shall maintain such other separate and additional accounts for each Owner as shall be necessary to reflect accurately the rights and interests of the respective Owners.

ARTICLE IV
DISTRIBUTIONS AND PAYMENTS TO OWNERS; ALLOCATIONS OF PROFITS AND LOSSES

4.1 Distributions.

(a) Except as provided in Section 12.2(a) of this Agreement, distributions of Net Cash Flow and other assets shall be made to the Owners as follows:

(1) First, to the extent allowable by law and consistent with the cash flow needs of the Company, an amount equal to each Owner's Incremental Tax Liability, pro rata, in proportion to the Incremental Tax Liability of all Owners; and

(2) Remaining Net Cash Flow shall be distributed to the Owners in proportion to their Percentage Interests, determined as of the date of the distribution in question, at such time or times as the Board may determine in its sole discretion.

(b) Distributions of proceeds available from a sale, exchange or disposition (in a single transaction or a series of related transactions), including transactions of the nature contemplated by Sections 6.8 and 6.9, in which the purchaser or purchasers acquire (i) a majority of the then outstanding Voting Shares by direct sale or transfer of Shares constituting such a majority by the Owner or Owners thereof, (ii) all or any substantial portion of the assets or business operations of the Company, or (iii) excess proceeds available from financing or refinancing of any of the assets of the Company, shall be made among all holders of Shares in accordance with the distribution provisions and priorities of Section 12.2, whether or not the sale constitutes a Dissolving Event thereunder, and without regard to the dissolution or liquidation of the Company; provided that it is understood that a change in corporate form or ownership of any Owner (whether accomplished by sale of equity interests, merger, consolidation, reorganization, recapitalization or other transaction affecting the Owner) shall not, in and of itself, constitute a sale, exchange or disposition of Voting Shares contemplated by this provision or any other provision of this Agreement. Anything contained in this Agreement to the contrary notwithstanding, all Owners agree that the aggregate of any and all proceeds from any sale described in clause (i) above that are otherwise payable directly to an Owner from the purchaser shall be distributed among all Owners as if such aggregate proceeds were distributable by the Company in accordance with Section 12.2. In the event that the distribution provisions of Section 12.2 are applied more than once during the term of the Company, e.g., at the time of a sale of a majority interest in the Company, and again on sale of the remaining balance of the Owners' Shares, prior distributions will be deemed to satisfy, on a dollar for dollar basis, the priorities set out in Sections 12.2(a)(1) and (2), so that those priorities need not then again be followed, to the extent that they have been previously satisfied.

(c) Any distributions of other assets shall be made in accordance with the Owners' Percentage Interests on the date of distribution at such time or times as the Board may determine.

(d) Notwithstanding the provisions of either 4.1(a), (b), or (c), no distribution may be made to an Owner to the extent that at the time of the distribution, after giving effect to the distribution, the aggregate liabilities of the Company (other than (1) liabilities to Owners on account of their ownership interests and (2) liabilities for which the recourse of creditors is limited to specified property of the Company) exceed the aggregate fair market value of the Company's assets as determined in a reasonable and effective manner as approved by the Board, which need not be a formal audit; provided, however, that the fair market value of an asset that is subject to a liability for which the recourse of creditors is limited to such asset shall be included in the aggregate fair market value of the Company's assets only to the extent that the fair market value of the asset exceeds such liability.

(e) For all purposes of this Agreement, amounts withheld pursuant to the Code, or a provision of any foreign, state or local tax law, with respect to a payment or distribution to the Company or to an Owner shall be treated as amounts distributed to the Owners. The Board may allocate such amounts among the Owners in any manner that accords with applicable law.

4.2 General Allocation Rules.

(a) Except as provided in Section 4.3 of this Article, the Profits, Losses, and credits of the Company, for purposes of maintaining the Owners' Capital Accounts, shall be allocated as of the end of each taxable year, as follows:

(1) Profits shall be allocated as follows:

(A) First, to the Owners that previously were allocated Losses pursuant to Section 4.2(a)(2)(A), pro rata in accordance with such allocations until the cumulative amount of Profits allocated to such Owners pursuant to this Section 4.2(a)(1)(A) equals the cumulative amounts of Losses previously allocated to them; and

(B) Thereafter, in accordance with the Owners' Percentage Interests determined as of the end of the taxable year in question; and

(2) Losses shall be allocated as follows:

(A) First, to the Owners that contributed cash to the Company in the proportions that each such Owner's cash contribution(s) bear to the total cash contributions made by Owners, until the cumulative amount of Losses allocated pursuant to this Section 4.2(a)(2)(A) equals the cumulative amount of cash contributions made to the Company; and

(B) Thereafter, in accordance with the Owners' Percentage Interests determined as of the end of the taxable year in question.

(b) In the event that the Owners' Percentage Interests vary during a taxable year, then the Profits and Losses (and items thereof), and credits, under this Section and Section 4.3 shall be allocated among the Owners whose Percentage Interests changed during the taxable year based upon the length of time during such year that each Owner held a particular Percentage Interest, as if the items were incurred or received (as the case may be) ratably throughout the entire taxable year; provided, however, that if the assets of the Company are sold, exchanged, or otherwise disposed of after a change in Percentage Interests, but during the taxable year in which the change occurs, all taxable income or loss attributable to such sale, exchange, or other disposition shall be allocated, under this Section and Section 4.3, among the Owners in accordance with their Percentage Interests on the date of the sale, exchange, or other disposition.

4.3 Special Allocation Rules. The following special allocations shall be made in the following order:

(a) Nonrecourse Deductions. Nonrecourse Deductions of the Company shall be allocated to the Owners in accordance with their Percentage Interests, determined as of the end of the fiscal year in question. "Nonrecourse Deductions" has the meaning set forth in Regulations §1.704-2(b)(1).

(b) Owner Funded Deductions. Owner Funded Deductions for any taxable year or other period shall be specially allocated to the Owner who bears the economic risk of loss with respect to the Owner Funded Debt to which such Owner Funded Deductions are attributable in accordance with Regulations §1.704-2(i). For all purposes of this Article:

(1) "Owner Funded Debt" has the meaning ascribed to "partner nonrecourse debt" as set forth in Regulations §1.704-2(b)(4); and

(2) "Owner Funded Deductions" has the meaning ascribed to "partner nonrecourse deductions" as set forth in Regulations §1.704-2(i)(2).

(c) Company Minimum Gain Chargeback. Notwithstanding any other provision of this Article, if there is a net decrease in Company Minimum Gain during any Company taxable year, each Owner shall be specially allocated items of Company gross income and gain for such year (and if necessary, subsequent years) in accordance with the provisions of Regulations §1.704-2(f). "Company Minimum Gain" has the meaning ascribed to "partnership minimum gain" as set forth in Regulations §1.704-2(d).

(d) Owner Minimum Gain Chargeback. Notwithstanding any other provision of this Article (except paragraph (c) of this Section), if there is a net decrease in Owner Minimum Gain in respect of Owner Funded Debt during any Company fiscal year, each Owner who has a share of the Owner Minimum Gain attributable to such Owner Funded Debt, determined in accordance with Regulations §1.704-2(i)(5), shall be specially allocated items of Company gross income and gain for such year (and if necessary, subsequent years) in accordance with the provisions of Regulations §1.704-2(i)(4). "Owner Minimum Gain" has the meaning ascribed to "partner nonrecourse debt minimum gain" as set forth in Regulations §1.704-2(i)(2).

(e) Loss Limitations. Losses (including items of deduction or loss) shall not be allocated to any Owner to the extent that such allocation would cause the Owner's Capital Account balance to have a negative balance (or continue to have a negative balance) in excess of such Owner's aggregate share of Company Minimum Gain and Owner Minimum Gain, if any, after taking into account all future reasonably expected adjustments, allocations and distributions described in Regulations §1.704-1(b)(2)(ii)(d)(4) through (d)(6). In the event that any Owner unexpectedly receives any adjustment, allocation, or distribution described in Regulations §1.704-1(b)(2)(ii)(d)(4) through (d)(6), items of Company income and gain shall be specially allocated to each such Owner in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the negative Capital Account balance of such Owner in excess of such Owner's aggregate share of Company Minimum Gain and Owner Minimum Gain, if any, as quickly as possible; provided, however, that an allocation pursuant to this paragraph shall be made if and only to the extent that such Owner would have such a negative Capital Account balance after all other allocations provided for in this Agreement have been tentatively made as if this paragraph were not in the Agreement. This provision is intended to comply with the qualified income offset requirement contained in Regulations §1.704-1(b)(2)(ii)(d)(3) and shall be construed in accordance with the provisions thereof.

(f) Curative Allocations. The allocations set forth in subsections (a) through (e) of this Section (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations promulgated under Code §704(b)(2). Notwithstanding any provision of Section 4.2 or this Section 4.3 (other than the Regulatory Allocations), all remaining Profits or Losses (including items of income, gain, loss, and deduction), shall be allocated among the Owners so that, when combined with the Regulatory Allocations, the net allocations of Profits or Losses (including items of income, gain, loss, and deduction), to the greatest extent possible, equal the net allocations that would have been made pursuant to Section 4.2 and to this Section 4.3 had no such Regulatory Allocations been required. Notwithstanding the preceding sentence, the special allocation of Owner Funded Deductions pursuant to subsection (b) of this Section shall be taken into account only to the extent that there is a net decrease in Owner Minimum Gain.

(g) Disallowed Deductions. Any amount paid or payable to any Owner or Affiliate that the Company deducted or intended to deduct, but that is disallowed or no longer is allowable as a deduction for federal income tax purposes, shall be allocated to the Owner who received the payment (or whose Affiliate received the payment) as income. Notwithstanding any contrary provision of this Agreement, the balance of the re-determined Profits and Losses of the Company for the taxable year in question shall, to the extent permitted by law, be allocated among the Owners to obtain the same allocation of Profits and Losses (after giving effect to the income allocation under the first sentence of this paragraph) as would have been obtained for such taxable year if the amounts thus disallowed or no longer allowable had been proper deductions by the Company. In particular, but not by way of limitation, this paragraph shall apply to any fees and interest payable by the Company to an Owner or an Affiliate of an Owner, all of which the Owners intend to be expenses of the Company rather than direct or indirect distributions to the Owners.

(h) Forfeiture Allocations.

(1) In the event that any Non-Voting Restricted Shares for which a Code § 83(b) election and the "Safe Harbor Election" as described in Section 13.9 have been made, are later forfeited, in whole or in part, the Company shall allocate to the Owner of such Shares gross income and gain or gross deduction and loss (consisting of a pro rata portion of each, and to the extent such items are available) for the taxable year of the forfeiture in a positive or negative amount equal to (i) the excess (not less than zero) of (a) the amount of the distributions (including deemed distributions under Code § 752(b) and the adjusted tax basis of any property so distributed) to the Owner with respect to the forfeited Shares (to the extent such distributions are not taxable under Code § 731), over (b) the amounts paid for such Shares and the adjusted basis of property contributed by the Owner (including deemed contributions under Code § 752(a)) to the Company with respect to the forfeited Shares, minus (ii) the cumulative net income (or loss) allocated to the Owner with respect to such Shares.

(2) Authority to Amend. Each Owner authorizes the Board to amend this Section 4.3(i) to the extent necessary to comply with the provisions of Prop. Treas. Reg. § 1.704-1(b)(4)(xii) in its final form, provided that such amendment is not materially adverse to any Owner who forfeits any portion of the Owner's Shares as compared with the after-tax

consequences that would result if the provisions of the current form of Prop. Treas. Reg. § 1.704-1(b)(4)(xii) applied instead in connection with the forfeiture of the Shares in question.

4.4 Tax Allocations: Code Section 704(c).

(a) Except as provided below, the income, gains, losses, deductions and expenses of the Company shall be allocated each taxable year, for federal, state and local income tax purposes, among the Owners in accordance with the allocation of Profits and Losses among the Owners for purposes of computing their Capital Accounts, except that if any such allocation is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses, deductions and expenses shall be allocated among the Owners for tax purposes to the extent permitted by the Code and other applicable law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) In accordance with Code §704(c) and the Regulations thereunder, but solely for income tax purposes, all allocations of income, gain, loss and deduction for income tax purposes with respect to an asset contributed to the capital of the Company shall take into account any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value using the traditional method set forth in Regulations §1.704-3(b). The Board shall have discretion to choose among the alternatives set forth in the Regulations issued under Code §704(c) for handling any such pre-contribution gain or loss.

(c) In the event that the Gross Asset Value of any Company asset is adjusted pursuant to Section 2.1(a)(12)(B) of this Agreement, subsequent allocations of income, gain, loss, and deduction for income tax purposes with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the manner required under Code §704(c) and the Regulations thereunder; provided, however, that the Board shall have discretion to choose among the alternatives set forth in the applicable Regulations.

(d) Allocations of tax credit, tax credit recapture, and any items related thereto shall be allocated to the Owners according to their interests in such items as determined by the Board, taking into account the principles of Regulation § 1.704-1(b)(4)(ii).

Any elections or other decisions relating to such allocations shall be made by the Board in any manner that reasonably reflects the purpose and intent of this Agreement. Allocations pursuant to this Section 4.4(d) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Owner's Capital Account or share of Profits, Losses or distributions pursuant to any other provisions of this Agreement.

ARTICLE V
STATUS OF OWNERS

5.1 Liability. No Owner shall be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company beyond the amount contributed by each such Owner to the capital of the Company pursuant to this Agreement, and except as otherwise provided in this Agreement, no Owner shall be responsible for losses sustained by any other Owner.

5.2 **Status of Shares**. The Shares owned by the Voting Owners shall be fully paid and non-assessable. The Series C Non-Voting Restricted Shares owned by the Management Owners may be subject to vesting schedules as determined by the Board and set forth in an agreement between the Company and the Management Owner, the terms of which may vary among Management Owners. No Owner shall have the right to reduce its contribution to the capital of the Company, except as otherwise expressly provided in this Agreement. Furthermore, other than as specifically provided herein, no Owner shall have the right to demand or receive property other than cash in return for its contribution, or as to Profits, Losses, or distributions.

5.3 **Management Owners**. Notwithstanding the provisions in Article VIII of this Agreement regarding owner meetings and voting, no Management Owner shall be entitled to receive notice of any meetings of the Owners, nor attend any annual or special meeting of the Owners, nor vote their Series C Non-Voting Restricted Shares on any matter that may be submitted to the Owners, except as may be required under Section 14.1 of this Agreement regarding its amendment.

5.4 **Resignation of an Owner**. No Owner may resign as an Owner prior to the dissolution and winding up of the Company.

5.5 **Death, Bankruptcy or Dissolution of an Owner.**

(a) Unless otherwise agreed to in writing by the Company, including without limitation in any employment agreement between the Company and an individual Owner, upon the death, Bankruptcy or Disability of an individual Owner, such individual no longer shall be an Owner. The legally authorized personal representative of that individual shall not become a Substituted Owner in the individual Owner's place and stead, but, subject to the right of first refusal granted in Section 6.3, shall have the same rights as that individual Owner previously possessed (1) to receive distributions (including a return of capital upon the dissolution and winding up of the Company to the extent provided in Article XII), and allocations of Profits and Losses, for the purpose of settling or managing the estate of that individual; and (2) to make an assignment of Shares, and to join with the assignee in making application to substitute that assignee as a Substituted Owner, in accordance with Article VI. For all purposes of this Agreement, the term "Bankruptcy" includes any event described in §18-304 of the Act, and the term "Disability" means, as to any individual Owner rendering services to or for the benefit of the Company, the inability to render such services for a period of at least 90 consecutive days due to a physical or psychological illness or condition.

(b) Upon the Bankruptcy, dissolution or other cessation to exist as a legal entity of any Owner that is not an individual, such entity no longer shall be an Owner. The legally authorized representative of that entity shall not become a Substituted Owner in the entity's place and stead, but, subject to the right of first refusal granted in Section 6.3, shall have the same rights as that entity previously possessed (1) to receive distributions (including a return of capital upon the dissolution and winding up of the Company to the extent provided in Article XII), and allocations of Profits and Losses, for the purpose of effecting the orderly winding up and disposition of the business of that entity; and (2) to make an assignment of Shares, and to join with the assignee in making application to substitute that assignee as a Substituted Owner, in accordance with Article VI.

5.6 **Powers of Owners**. Except as otherwise specifically provided by this Agreement or required by the Act or by the SEC pursuant to the Exchange Act, no Owner shall have the power to act for or on behalf of, or to bind, the Company.

5.7 **Owner Conduct.**

(a) The Company, and to the extent that it relates to the Company, each Owner, agrees to comply with the federal securities laws and the rules and regulations thereunder; to cooperate with the SEC and CBOE pursuant to their regulatory authority and the provisions of this Agreement; and to engage in conduct that fosters and does not interfere with the Company's and CBOE's ability to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities, to remove impediments to and perfect the mechanism of a free and open market and a national market system, and, in general, to protect investors and the public interest. In furtherance of the foregoing, after appropriate notice and opportunity for hearing, the Board, with the approving vote of both CBOE, in exercise of its authority under Section 1.8, and a majority vote of the Owners, excluding the vote of the Owner subject to sanction, may suspend or terminate an Owner's voting privileges or membership in the Company under this Agreement: (i) in the event such Owner is subject to a "statutory disqualification," as defined in Section 3(a)(39) of the Exchange Act; or (ii) in the event such Owner has violated any provision of this Agreement implicating any federal or state securities law; or (iii) if the Board determines that such action is necessary or appropriate in the public interest or for the protection of investors.

(b) For so long as the Company shall control NSX, and only to the extent related to the activities of NSX, the Owners, Board of Directors, officers, and employees of the Company shall give due regard to the preservation of the independence of the self-regulatory function of NSX and to its obligations to investors and the general public and shall not take actions that such person knows or reasonably should have known would interfere with the effectuation of decisions by the NSX board of directors relating to its regulatory functions (including disciplinary matters) or which would interfere with NSX's ability to carry out its responsibilities under the Exchange Act. The Company shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the SEC and NSX pursuant to and to the extent of their regulatory authority, as applicable, to the extent related to NSX's self-regulatory functions. The officers, directors, employees, and agents of the Company, by their virtue of their acceptance of such position, shall be deemed to agree to cooperate with the SEC and NSX in respect of the SEC's oversight responsibilities regarding NSX and the self-regulatory functions and responsibilities of NSX, and the Company shall take reasonable steps necessary to cause its officers, directors, employees, and agents to so cooperate. No present or past Owner, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof), or other person shall have any rights against the Company or any director, officer, employee or agent of the Company under this Section 5.7(b).

ARTICLE VI
TRANSFER OF SHARES

6.1 Assignment or Other Transfers. Subject to the requirements of this Article, an Owner shall have the right to assign Shares only by a written assignment, the terms of which do not contravene any provision of this Agreement, and which has been duly executed by the assignor and assignee, received by the Board, and recorded on the books of the Company. For all purposes of this Agreement, the terms "transfer" and "assign," and all derivatives or variants of those terms, include any transfer, disposition, sale, gift, bequest, pledge, encumbrance, hypothecation, exchange or other act whether voluntary or involuntary, by operation of law or otherwise, whereby an Owner's ownership, interest, or rights in any Shares are disposed of, impaired, or in any way affected.

6.2 Transfer Restrictions.

(a) No Owner shall voluntarily transfer all or any portion of its Shares except in compliance with this Agreement; provided, however, that subject to the requirements of this Article VI, an Owner shall have the right to assign at any time any portion of its Shares to a Permitted Transferee.

(b) Notwithstanding any contrary provision of this Agreement, the Company shall be entitled to treat the assignor of Shares as the absolute owner thereof in all respects, and shall incur no liability for distributions of cash or other property made in good faith to it, until such time as the written assignment has been received by the Company and recorded on the books thereof.

(c) For all purposes of this Agreement, a "Permitted Transferee" means (i) as to any Owner, an Affiliate of such Owner, and not the Affiliate of any other Owner, (ii) as to VDM Chicago, LLC during the period from the date hereof through seven (7) months after trading commences on the Company's trading market, Mill Bridge IV, LLC or CBONP, LLC, or (iii) as to any Owner that is an individual (A) such Owner's estate, heirs or beneficiaries, (B) any guardian or conservator appointed for such Owner's estate, or (C) any trust for the benefit of such Owner or such Owner's immediate family members, or to any limited partnership or limited liability company in which the non-controlling partners or members, as the case may be, are members of such Owner's immediate family, and so long as the Owner is the sole trustee, general partner or manager of such trust, limited partnership or limited liability company, as the case may be. A Permitted Transferee shall become a Substituted Owner only if and as provided in Sections 6.4 and 6.5.

(d) Notwithstanding anything in this Agreement to the contrary, if at any time Non-Voting Restricted Shares are transferred, such Shares shall remain Non-Voting Restricted Shares unless such transfer is to an existing Voting Owner, in which event such Non-Voting Restricted Shares shall be deemed to automatically convert to Voting Shares of the same series as then held by the Voting Owner.

(e) Upon transfer to other than a Permitted Transferee of less than all of the Series A Voting Shares then owned either by CBOE or by a Permitted Transferee of CBOE, and if the Facility, immediately following such transfer, continues to be a facility of CBOE, the Shares so transferred shall automatically upon the effectiveness of such transfer be converted, without further action, into the same number of Series B Voting Shares, and the Series A Voting Shares remaining owned by CBOE or a Permitted Transferee of CBOE shall retain all of the rights and privileges associated with ownership of Series A Voting Shares (other than diminution of the number and Percentage Interest attributable to the transferred Shares). Upon the transfer to other than a Permitted Transferee of all, but not less than all, of the Series A Voting Shares then owned by CBOE and all Permitted Transferees of CBOE then owning Series A Voting Shares, unless otherwise agreed by a Super Majority of the Owners, the Shares so transferred shall automatically upon the effectiveness of such transfer be converted, without further action, into the same number of Series B Voting Shares, and all of the former Series A Voting Shares and the rights and privileges attributable thereto shall thereupon be extinguished.

(f) If an Owner wishes to engage in serious discussions with another party regarding the transfer or sale of that Owner's Shares, then the Owner may share with the potential purchaser Confidential Information regarding the Company that the Owner has received or has access to in its capacity as an Owner, notwithstanding the requirements of Section 15.2, provided that the Owner provides the Company with (1) a written indication of interest (with or without a price range) from the potential purchaser, and (2) a confidentiality agreement executed by and among the potential purchaser, the Owner (if the Company deems this necessary or desirable) and the Company that provides to the Company's reasonable satisfaction that the potential purchaser will use any Confidential Information received from the Owner only for purposes of evaluating the potential sale or transfer, will not disclose the Confidential Information to any other party (except its attorneys and tax advisors, who will also be bound by the confidentiality obligation), and will return all Confidential Information to the Owner if the transaction is not completed.

6.3 Right of First Refusal.

(a) Subject to the restrictions and conditions of the balance of this Article VI, no Owner may sell, assign, give, pledge, or otherwise voluntarily transfer, or involuntarily transfer by Bankruptcy, death or Disability, Shares to a person other than a Permitted Transferee, and no Shares shall be transferred on the books of the Company other than a transfer to a Permitted Transferee, unless prior to that transfer, an Owner, or, in the case of an involuntary transfer, the legal representative or successor in interest of an Owner (the "Transferring Owner"), first notifies the Company and all Voting Owners (but not Management Owners) in writing (the "Offer Notice") of the number of Shares that the Transferring Owner proposes to transfer (the "Tendered Interest") pursuant to a Bona Fide Offer received by the Transferring Owner. In addition, the Offer Notice shall set forth (1) the identities of the transferor and transferee; (2) the consideration, if any, to be received for the transfer; (3) the other material terms of transfer; and (4) a copy of the written offer setting forth such terms. The Company then shall have 30 calendar days after receipt of the Offer Notice to elect to acquire any or all of the Tendered Interest, at the price set forth in subsection (c) of this Section, and under the other terms and conditions set forth in subsection (d) of this Section.

(b) To the extent that the Company does not elect to purchase all of the Shares of a Transferring Owner pursuant to Section 6.3(a), each Voting Owner other than the

Transferring Owner (or all Voting Owners if the Transferring Owner is a Management Owner) shall have the right, at their election, which election may be made at any time within 60 days following the expiration of the 30-day period specified in Section 6.3(a), to purchase part or all of its share of the Tendered Interest, which share shall be in an amount equal to that Voting Owner's Percentage Interest, divided by the sum of the Percentage Interests of all Voting Owners other than the Transferring Owner (or of all Voting Owners if the Transferring Owner is a Management Owner), at the price and under the terms and conditions set forth in Sections 6.3(c) and (d) below. If some, but not all, of the Voting Owners other than the Transferring Owner (if the Transferring Owner is a Voting Owner) elect to purchase their full share of the Tendered Interest, those Electing Owners shall have the right to purchase some or all of the Tendered Interest that was not elected to be acquired by the Non-Electing Owners. The Electing Owners shall be able to exercise such right within 10 calendar days after the Company notifies each Electing Owner that the Voting Owners elected to purchase less than all of the Tendered Interests, upon the earlier of (x) the expiration of the 60-day period and (y) the waiver of the exercise of the option by the last Non-Electing Owner not exercising an option to purchase its share of the Tendered Interest. Any Electing Owner that desires to acquire any such remaining Tendered Interest shall give the Company written notice of election to purchase a specified percentage of such Tendered Interest. If such elections to purchase by such Electing Owners aggregate to more than the remaining Tendered Interest available, the Company shall allocate such Tendered Interest among such Electing Owners as follows: each such Electing Owner shall be allocated such proportion of the remaining Tendered Interest as the Percentage Interest then owned by such Electing Owner bears to the total Percentage Interest owned by all Electing Owners who elected to purchase any of the remaining Tendered Interest, up to the percentage of the Tendered Interest specified in such Electing Owner's election. Any Tendered Interest not so allocated shall be allocated as aforesaid in one or more successive allocations to each Electing Owner whose election specified a percentage of the Tendered Interest greater than the percentage that had then been allocated to such Electing Owner, until all of the remaining Tendered Interest has been allocated. Thereupon, the Company shall give each such Electing Owner notice of the Tendered Interest allocated to such Electing Owner. Notwithstanding the foregoing, such Electing Owners may determine, by unanimous written agreement among themselves, the proportions in which they may purchase the Tendered Interest; provided, however, that such Electing Owners shall not purchase or redeem less than all of the Tendered Interest. All elections and waivers of election hereunder shall be made by giving written notice to the Transferring Owner and to the Company within the applicable time period. If any Voting Owner fails to give written notice of the exercise of an option within the time frames herein set forth, then that Voting Owner shall be deemed to have waived the exercise of the option on the last day of the relevant period. If the other Voting Owners elect to purchase the entire Tendered Interest, a closing of the purchase shall be held upon the latest to occur of (I) the date for purchase set forth in the Offer Notice, (II) 20 days after the date that the last timely election to purchase was received, and (III) 30 days after the determination of the fair market value of the Tendered Interest pursuant to the provisions of Section 6.3(c). If the other Voting Owners do not elect to purchase the entire Tendered Interest in accordance with the provisions of this Section, the Transferring Owner may transfer, at any time or times within the 30-day period next following the waiver or expiration of the last applicable option under this Section, the Tendered Interest to the transferee without complying with the Super Majority voting requirement of Section 6.10 so long as the sale is on the terms set forth in the Offer Notice, or, in the case of an involuntary transfer, the Transferring Owner's successor in interest may keep the Tendered Interest without complying with the Super Majority voting requirement of Section 6.10; but if any transfer to a transferee on such terms is not consummated within said 30-day period, then the other Voting Owners' right of notice and right to purchase the Transferring Owner's interest shall apply to any subsequent transfer of the Tendered Interest.

(c) The purchase price for the Tendered Interest shall equal the lesser of (1) the purchase price set forth in the Offer Notice, and (2) the fair market value of the Tendered Interest as determined under this subsection. The fair market value of the Tendered Interest shall be as mutually agreed by the parties or, if there is no agreement, as determined with reference to an appraisal that shall value the Company as a going concern as of the Valuation Date considering the valuations of comparable businesses, and taking into account all applicable discounts for lack of control, lack of marketability and any other applicable discounts. Such appraisal shall be conducted by the certified public accounting firm or other business valuation firm mutually acceptable to the Transferring Owner and a majority of the Percentage Interests of the non-Transferring Voting Owners. The valuation shall be finalized in written form and delivered to the Voting Owners or their legal representatives, as the case may be. All fees and expenses charged by the appraiser in connection with the valuation shall be paid one-half by the Company and one-half by the Transferring Owner. For the purposes of this Section 6.3, the term "Valuation Date" shall mean, other than to a Permitted Transferee, (x) in the case of a voluntary transfer, the date on which the Transferring Owner sends an Offer Notice, (y) in the case of an involuntary transfer by death or Disability, the date on which the deceased or Disabled Owner's legal representative is first qualified to act, or if later, the date on which the Company first learns of the death or Disability of the Owner, as the case may be, and (z) in the case of an involuntary transfer by Bankruptcy of the Owner, the date before the filing date of such Owner's bankruptcy petition. As used herein, "Bona Fide Offer" means an offer without any material contingencies, for consideration consisting of cash, cash equivalents or marketable securities, which offer must be in writing from an Unrelated Third Party. As used herein, "Unrelated Third Party" means a person who is not an Affiliate of the Transferring Owner and with whom the Transferring Owner does not have a material business or ownership relationship.

(d) The manner of payment by the other Voting Owners shall be on the basis of not less than 30 percent of the total purchase price for the Tendered Interest within 30 days after acceptance of the offer, with the balance to be paid in two installments of equal principal amount, the first of which shall be due and payable in full on the date 60 days after the date of acceptance of the offer and the second of which shall be due and payable in full on the date 90 days after acceptance of the offer, in all cases paid with interest at "base" or "prime" rate (the "Prime Rate") being charged by JPMorgan Chase Bank, located in Chicago, Illinois (or any successor thereto), on the date of the initial payment for the Tendered Interest is payable and such rate shall be re-set on each 1-year anniversary date thereafter until the purchase price is paid in full. The deferred payment shall be evidenced by a negotiable promissory note in a form reasonably acceptable to the Transferring Owner that provides for acceleration and the payment of legal fees in the event of a default that remains uncured for 30 days.

6.4 Substituted Owner. Notwithstanding any other provision of this Agreement, (1) a Permitted Transferee and (2) a transferee having purchased Shares after the Transferring Owner has complied with the right of first refusal set forth in Section 6.3(a) and (b), shall become a Substituted Owner, as defined in Section 6.5, provided that (i) the Permitted Transferee or other transferee executes a written acceptance and adoption of all terms and provisions of this Agreement, as the same may have been amended, and (ii) all of the applicable requirements of a change of ownership notice to the SEC, as required by Section 6.13, or a proposed rule change subject to the requirements of the rule filing process of Section 19 of the Exchange Act, as required by Section 6.14, have been accomplished and, if necessary, approved by the SEC.

6.5 Status of a Substituted Owner.

(a) A "Substituted Owner" is a person admitted to all of the rights, and except as provided in the following sentence, who assumes all of the obligations, of an Owner who has made an assignment of Shares in accordance with Section 6.4. Such obligations shall not include any obligation of the assignor to return to the Company or pay to a creditor, in accordance with Section 3.4, all or any part of a distribution that previously was made to the assignor.

(b) A transferee of Shares who has complied with the requirements of Section 6.4 shall become a Substituted Owner at such time as the transferee's admission as an Owner is reflected on the Company records.

6.6 [Reserved]

6.7 Prohibited Assignment or Transfer.

(a) No transfer or assignment of any Shares may be made if, in the written opinion of counsel for the Company: (1) such transfer or assignment, together with all other transfers and assignments of Shares within the preceding twelve months, would result in a termination of the Company for purposes of Code §708 or any comparable provision then in effect; (2) such transfer or assignment would violate the Securities Act of 1933, as amended, or applicable state securities or Blue Sky laws, or any other applicable provision of law in any respect; or (3) such transfer or assignment would cause the Company to be treated as an association taxable as a corporation rather than as a partnership for federal, state or local income tax purposes.

(b) In no event shall Shares, or any portion thereof, be assigned or transferred outright to a minor or an incompetent, or in violation of any state or federal law. Any such attempted sale, transfer, or assignment shall be void and ineffectual, and shall not bind the Company.

(c) The provisions of this Section 6.7 shall apply regardless of whether a transfer of an interest in the Company is only of an economic interest in the Company or a transfer whereby the transferee would become a Substituted Owner. No transferee of an Owner's Shares may become a Substituted Owner except as provided in Section 6.4.

(d) Notwithstanding anything to the contrary contained in this Agreement, any transfer or assignment of, or any attempt to transfer or assign, any Shares in contravention of, or without full compliance with, any of the provisions of this Article VI or any other provision of this Agreement shall be void ab initio, and ineffectual and shall not bind or be recognized by the Company.

6.8 Drag Along Rights.

(a) If (i) the Voting Owners by a Supermajority Vote of Owners (the "Take Along Group") determine to sell, exchange or dispose of (in a business combination or otherwise) in one or a series of bona fide arms-length transactions to an unrelated and unaffiliated third party all of the Shares held by them, and (ii) such sale is approved by the Board, then, upon twenty (20) days written notice from the Take Along Group to the other Owners, which notice shall include reasonable details of the proposed sale or exchange including the proposed time and place of closing and the consideration to be received by the other Owners (such notice being referred to as the "Sale Request"), each other Owner shall be obligated to, and shall (i) sell, transfer and deliver, or cause to be sold, transferred and delivered, to such third party, all of his, her or its Shares in the same transaction at the closing thereof (and will deliver certificates for all of his, her or its Shares at the closing, free and clear of all claims, liens and encumbrances), and each other Owner shall be entitled to the same consideration per Share upon such sale as the other Owners in the sale, distributable in accordance with Section 4.1(b), and (ii) if Owner consent for the transaction is required, vote his, her or its Shares in favor thereof. It is understood that a change in corporate form or ownership of any Owner (whether accomplished by sale of equity interests, merger, consolidation, reorganization, recapitalization or other transaction affecting the Owner) shall not, in and of itself, constitute a sale, exchange or disposition of Voting Shares contemplated by this provision.

(b) Any transfer permitted pursuant to Section 6.8(a) above must provide (i) that the Owners not included in the Take Along Group shall only be required to make customary representations, warranties, and covenants, if applicable, relating to the their ownership of the Shares and their ability to convey good title thereto, free and clear of any liens, encumbrances, restrictions, charges or adverse claims, or any other restrictions on transfer, other than those set forth in this Agreement, and (ii) each such Owner may only be severally, but not jointly, liable with respect to such representations, warranties and covenants, if applicable, and such several liability shall be exclusively limited to a maximum amount equal to the consideration received by such Owner.

6.9 Tag-Along Rights.

(a) If any Voting Owner or a group of Voting Owners (collectively, the "Selling Group") proposes to sell, exchange or otherwise dispose of (i) Shares representing in the aggregate 50% or more of the Shares held by all Voting Owners, or (ii) Series A Voting Shares constituting 90% or more of the Shares of that series then owned directly or indirectly by CBOE and its Affiliates, in one transaction or in a series of similar transactions to a third party (a "Private Sale"), each of the Initial Owners not included in the Selling Group (a "Minority Owner") may, in its discretion, participate in such Private Sale by selling up to all of its Shares (the "Included Amount") at the same price and substantially upon the same terms as the Selling

Group, according to the provisions set forth in this Section 6.9; provided that it is understood that a change in corporate form or ownership of any Owner (whether accomplished by sale of equity interests, merger, consolidation, reorganization, recapitalization or other transaction affecting the Owner) shall not, in and of itself, constitute a sale, exchange or disposition of Voting Shares contemplated by this provision.

(b) The Selling Group shall deliver written notice to each Minority Owner and the Company (1) setting forth the terms of any Private Sale, and (2) offering the Minority Owner the right (the "Tag-Along Right") to have the Minority Owner's Shares included in such Private Sale in accordance with Section 6.9(a), together with all documents required to be executed by the Minority Owner in order to include the Minority Owner's Shares in such Private Sale. If the Minority Owner exercises its Tag-Along Right in connection with any Private Sale, such Minority Owner shall deliver to the Selling Group, prior to the expiration of the 30-day period commencing on the effective date of the Selling Group's notice, evidence satisfactory to the Selling Group of the transfer of the Minority Owner's Shares to be included in such Private Sale, free and clear of all liens, together with all documents previously furnished to the Minority Owner for execution in connection with such Private Sale.

(c) The Selling Group shall have 60 days from the effective date of its notice referred to in Section 6.9(b) to consummate any Private Sale. The Selling Group will use commercially reasonable efforts to obtain the agreement of the prospective purchaser to the participation of the Minority Owners in any Private Sale. To the extent the prospective purchaser is not willing to purchase all the Shares to be sold by the Minority Owner, the number of Shares proposed to be sold in such Private Sale by each of the Owners in the Selling Group and each participating Minority Owner shall be reduced pro rata according to the proportion that each Owner's Shares to be sold in such Private Sale bear to the total number of Shares to be sold in such Private Sale.

(d) Promptly after the consummation of any Private Sale, the Selling Group shall notify the Company and the Minority Owner to that effect and shall furnish evidence of such sale (including the time of sale) and of the terms thereof as Company or the Minority Owner may reasonably request. No later than the fifth business day following such sale, the Selling Group shall cause to be remitted to the Minority Owner, to the extent such Minority Owner participated in the Private Sale, the proceeds of such sale attributable to the sale of the Minority Owner's Shares. If any Private Sale is not consummated prior to the expiration of the 60-day period referred to in Section 6.9(c), the Selling Group may not consummate such Private Sale and shall return to the Minority Owner all documents previously delivered to the Selling Group in connection with such Private Sale.

(e) Notwithstanding anything in this Section 6.9 to the contrary, there shall be no liability on the part of any Owner who is a member of the Selling Group to Minority Owner if any sale of Shares pursuant to this Section 6.9 is not consummated for whatever, or no, reason. Each member of the Selling Group and each Minority Owner that participates in any Private Sale shall bear its own expenses and costs, including any financial adviser or attorneys' fees, in connection with any Private Sale. It is understood that each Owner who is a member of the Selling Group, in such Owner's sole discretion, shall determine whether to effect a sale of Shares to any person pursuant to this Section 6.9.

6.10 **Special Provision for Admission of New Owner**. Notwithstanding any other provision of this Agreement, in the event that (i) the requisite Owners vote pursuant to Section 9.15(a) to issue additional equity securities and to admit a person as a new Voting Owner in exchange for such person's contribution of capital or other consideration, or (ii) such new Voting Owner shall become such under authority granted to the Board under Section 3.2(c) hereof, each Owner agrees that its Percentage Interest shall be adjusted if necessary to admit such new Voting Owner, which adjustment shall be in proportion to each Owner's Percentage Interest as in effect prior to the admission of such new Voting Owner. After giving effect to the completion of such new Voting Owner's capital contribution or such other consideration, each Owner's allocation of Shares shall be adjusted to reflect its adjusted Percentage Interest as determined in the manner so described.

6.11 **Repurchase of Series C Non-Voting Restricted Shares**. Should a Management Owner wish to sell his or her Series C Non-Voting Restricted Shares to the Company, or if the Company has by contract or the terms of a grant an obligation or right to purchase Series C Non-Voting Restricted Shares, the Board shall have the authority to authorize the Company to repurchase Series C Non-Voting Restricted Shares (or options, rights or warrants to acquire Series C Non-Voting Restricted Shares) for such consideration and upon such terms as the Board, in its discretion, deems appropriate under the circumstances.

6.12 **Ownership Concentration Limitations.**

(a) No person (other than CBOE or CBOE Holdings, Inc. ("CBOE Holdings")), either alone or together with its Related Persons, at any time, may be an Owner, directly or indirectly, of record or beneficially, of an aggregate amount of Shares that would result in a greater than twenty percent (20%) Percentage Interest in the Company (the "Concentration Limitation").

(b) The Concentration Limitation shall apply to each person (other than CBOE or CBOE Holdings) unless and until: (i) such person shall have delivered to the Board a notice in writing, not less than 45 days (or such shorter period as the Board shall expressly consent to) prior to the acquisition of any Shares that would cause such person (either alone or together with its Related Persons) to exceed the Concentration Limitation, of such person's intention to acquire such ownership; (ii) the Board shall have, in its sole discretion, consented to expressly permit such ownership; and (iii) such waiver shall have been filed with, and approved by, the SEC under Section 19(b) of the Exchange Act and shall have become effective thereunder.

(c) In exercising its discretion under clause (ii) of Section 6.12(b), the Board shall have determined that (i) such beneficial ownership of Shares by such person, either alone or together with its Related Persons, will not impair the ability of the Company and the Board to carry out their functions and responsibilities, including but not limited to, under the Exchange Act, and is otherwise in the best interests of the Company and its Owners; (ii) such beneficial ownership of Shares by such person, either alone or together with its Related Persons, will not impair the ability of the SEC to enforce the Exchange Act; (iii) neither such person nor its Related Persons are subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act); and (iv) neither such person nor its Related Persons is a

CBOE trading permit holder or an NSX equity trading permit holder. In making the determinations referred to in the immediately preceding sentence, the Board may impose such conditions and restrictions on such person and its Related Persons owning any Shares of the Company entitled to vote on any matter as the Board may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the governance of the Company.

(d) Notwithstanding any of the foregoing, in the event that CBOE's or CBOE Holdings' Percentage Interest level of Series A Voting Shares or Percentage Interest level in the Company overall declines below the twenty percent (20%) threshold, the Company shall make all necessary filings with the SEC under Section 19(b) of the Exchange Act and Rule 19b-4 thereunder.

(e) In the event that an Owner that is not a CBOE trading permit holder or an NSX equity trading permit holder, either alone or together with its Related Persons, exceeds the Concentration Limitation and subsequently becomes a CBOE trading permit holder or an NSX equity trading permit holder, then that Owner shall, within 180 days of the date that it becomes a CBOE trading permit holder or an NSX equity trading permit holder, transfer sufficient ownership interest so that the Owner that is then also a CBOE trading permit holder or an NSX equity trading permit holder does not exceed the Concentration Limitation.

6.13 **Change of Ownership Notice to SEC**. Beginning after SEC approval of the CBOE proposed rule change containing this Agreement ("SEC Approval"), the Company shall provide the SEC with written notice ten (10) days prior to the closing date of any transaction that results in a person's Percentage Interest, alone or together with any Affiliate, meeting or crossing the threshold level of 5% or the successive 5% Percentage Interest levels of 10% and 15%.

6.14 **Change of Ownership Rule Filing**. Beginning after SEC Approval, in addition to the notice requirement in Section 6.13, (i) any transfer that results in the acquisition and holding by any person, alone or together with any Affiliate, of an aggregate Percentage Interest level permitted by Section 6.12 that meets or crosses the threshold level of 20% or any successive 5% Percentage Interest level (i.e., 25%, 30%, etc.); and (ii) any transfer of Series A Voting Shares to a Permitted Transferee of CBOE or any of its Affiliates or any other person, will constitute a proposed rule change that will be subject to the requirements of the rule filing process of Section 19 of the Exchange Act, subject to approval by the SEC, and the Company shall make all necessary filings with the SEC thereunder.

6.15 **Books, Records, and Jurisdiction.**

(a) The Owners acknowledge that to the extent they are related to the Facility, the books, records, premises, officers, directors, agents, and employees of the Owners shall be deemed to be the books, records, premises, officers, directors, agents, and employees of CBOE for the purpose of and subject to oversight pursuant to the Exchange Act. The Owners acknowledge that to the extent they are related to the activities of NSX, the books, records, premises, officers, directors, agents, and employees of the Owners shall be deemed to be the books, records, premises, officers, directors, agents, and employees of NSX for the purpose of and subject to oversight pursuant to the Exchange Act.

(b) The books, records, premises, officers, directors, agents, and employees of the Company, to the extent related to the Facility, shall be deemed to be the books, records, premises, officers, directors, agents, and employees of CBOE for the purpose of and subject to oversight pursuant to the Exchange Act. The books, records, premises, officers, directors, agents, and employees of the Company, to the extent related to the activities of NSX, shall be deemed to be the books, records, premises, officers, directors, agents, and employees of NSX for the purpose of and subject to oversight pursuant to the Exchange Act.

(c) The Company and the Owners and their respective officers, directors, agents, and employees irrevocably submit to the jurisdiction of the U.S. federal courts, the SEC, CBOE, and NSX, for the purposes of any suit, action or proceeding pursuant to U.S. federal securities laws or the rules or regulations thereunder, commenced or initiated by the SEC arising out of, or relating to, the Facility or the Company's control of NSX, as applicable (and shall be deemed to agree that the Company may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding), and hereby waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that they are not personally subject to the jurisdiction of the SEC, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency. For so long as the Facility is a facility of CBOE and to the extent related to the Facility's activities, the provisions of this paragraph (c) shall not apply to CBOE and its respective officers, directors, agents and employees.

(d) With respect to this Section 6.15, the Company and each Owner shall take such action as is necessary, unless otherwise provided for by law, written statement of policy, individual contract or otherwise, to ensure that their officers, directors, agents, and employees consent in writing to the applicability of this provision with respect to Company-related activities. Consent in writing to the provisions of this Section 16.15(d) extends to the confidentiality provisions in Section 15.2 hereof. For so long as the Facility is a facility of CBOE and to the extent related to the Facility's activities, the provisions of this paragraph (d) shall not apply to CBOE and its respective officers, directors, agents and employees.

ARTICLE VII
DEFAULT BY OWNERS

7.1 **Default Events.** Violation of any of the provisions of this Agreement by an Owner and failure to remedy or cure such violation, provided that such violation can be reasonably cured, within thirty (30) days after written notice of such violation from the Company or the non-Defaulting Owners shall constitute a "Default Event."

7.2 **Effect of Default.**

(a) On the occurrence of a Default Event by an Owner ("Defaulting Owner"), the non-Defaulting Owners (which shall be understood to exclude Management Owners) shall have the right, at their election, which election may be made at any time within 60 calendar days from the date of such Default Event (and provided such Default Event is continuing on the date such notice is given), to purchase the Shares of the Defaulting Owner in the Company. The non-Defaulting Owners may exercise their purchase options using the same methodology as is set forth in Section 6.3(a), treating all of the Defaulting Owner's Shares as the Tendered Interest and deeming an Offer Notice to be given to the non-Defaulting Owners as of the date that the Default Event occurs; provided, however, that such non-Defaulting Owners and, if applicable, the Company, as provided in Section 7.2(b) below, shall not purchase or redeem less than all of the remaining Shares of the Defaulting Owner.

(b) To the extent that the non-Defaulting Owners do not elect to purchase some or all of the Shares of a Defaulting Owner pursuant to Section 7.2(a), the Company shall have the right, at its election, which election may be made at any time within 30 days following the expiration of the 60-day period specified in Section 7.2(a) (and provided that such Default Event is continuing on the date such notice is given), to redeem all of the remaining Shares of the Defaulting Owner.

(c) The purchase price or redemption price, as the case may be, to be paid to the Defaulting Owner shall be paid in cash or, at the option of the purchaser(s), by the execution and delivery of the purchaser's note payable to the order of the Defaulting Owner, in the amount of the purchase price. Said note shall bear interest at the rate equal to the Prime Rate and shall be payable on the same terms as set forth in Section 6.3(d), the first such payment to be made upon execution and delivery of such note and with such note containing full prepayment privileges without penalty.

(d) The purchase price or redemption price to be paid to the Defaulting Owner in termination of its interest in the Company pursuant to the election described in Section 7.2 shall be the lesser of (1) the balance of the Defaulting Owner's Capital Account, after first adjusting for all Profits or Losses accruing up to the date of the occurrence of one or more Default Events and (2) the fair market value of the Defaulting Owner's Capital Account determined in the manner set forth in Section 6.3(c).

(e) Upon the payment of cash (or the delivery of a note) required by the purchaser(s) pursuant to Section 7.2(c) above, the Defaulting Owner shall have no further interest in the Company or its business or assets and the Defaulting Owner shall execute and deliver such assignments and other instruments as may be reasonable to evidence and fully and effectively transfer the interest of the Defaulting Owner to the purchaser(s).

(f) No assignment or transfer of a Defaulting Owner's interest as provided herein shall relieve the Defaulting Owner from any personal liability for its outstanding indebtedness, liabilities, liens, and obligations relating to the Company that may exist on the date of the assignment or transfer. The default of any Owner pursuant to Section 7.1 shall not relieve any other Owner from its agreements, liabilities, and obligations hereunder.

7.3 Additional Effects of Default. Pursuit of any of the foregoing remedies shall not preclude pursuit of any of the other remedies provided by law, nor shall pursuit of any remedy herein provided constitute a forfeiture or waiver of any amount due to the Company hereunder or of any damages accruing to the Company by reason of the violation of any of the terms, provisions, and covenants herein contained. No waiver by the Company of any violation or breach shall be deemed or construed to constitute a waiver of any other violation or breach of any of the terms, provisions, and covenants herein contained and forbearance by the Company to enforce one or more of the remedies herein provided on a Default Event shall not be deemed or construed to constitute a waiver of such default.

ARTICLE VIII
OWNER MEETINGS AND VOTING

8.1 Special Meetings. Special meetings of the Owners may be called by the Chairman, the President, the Board or the holders of not less than twenty percent (20%) of all outstanding Voting Shares held by the Voting Owners, at such time and place as the person calling the meeting shall determine.

8.2 Place of Meetings. The Board may designate any place as the place for any annual meeting or for any special meeting called by the Board, but if no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the Company in Chicago, Illinois; provided, however, that for any meeting of the Owners for which a waiver of notice designating a place is signed by all of the Owners, then that shall be the place for the holding of such meeting.

8.3 Notice of Meetings.

(a) Written notice stating the place, date and hour of the meeting of the Owners and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each Owner of record entitled to receive such notice and vote at the meeting, not less than 5 nor more than 20 days before the date of the meeting. Such notice shall be given by or at the direction of the President, or the Secretary or other persons calling the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the Owner at the address as it appears on the records of the Company, with postage thereon prepaid. If delivered (rather than mailed) to such address, such notice shall be deemed to be given when so delivered.

Owner shall have delivered to the Board a notice in writing, not less than 45 days (or such shorter period as the Board shall expressly consent to) prior to any vote, of such Owner's intention, either alone or together with its Related Persons, to exercise voting rights with respect to the Excess Shares otherwise prohibited by Section 8.10(a); (ii) the Board shall have, in its sole discretion, expressly waived the voting limitations set forth in Section 8.10(a) to permit such exercise of voting rights; and (iii) the Board's waiver shall have been filed with, and approved by, the SEC under Section 19(b) of the Exchange Act and shall have become effective thereunder.

(c) In exercising its discretion under clause (ii) of Section 8.10(b), the Board shall have determined in respect of such Owner and any Related Persons that (i) the exercise of such voting rights or the entering into of such agreement, plan or other arrangement, as applicable, otherwise prohibited by Section 8.10(a) by such Owner, either alone or together with its Related Persons, will not impair the ability of the Company and the Board to carry out their functions and responsibilities, including but not limited to, under the Exchange Act, and is otherwise in the best interests of the Company and its Owners; (ii) the exercise of such voting rights or the entering into of such agreement, plan or other arrangement, as applicable, by such Owner, either alone or together with its Related Persons, will not impair the ability of the SEC to enforce the Exchange Act; (iii) neither such Owner nor its Related Persons are subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act); and (iv) neither such Owner nor its Related Persons is a CBOE trading permit holder or an NSX equity trading permit holder. In making the determinations referred to in the immediately preceding sentence, the Board may impose such conditions and restrictions on such Owner and its Related Persons owning any Shares of the Company entitled to vote on any matter as the Board may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the governance of the Company.

(d) In the event that an Owner and any Related Persons who are not a CBOE trading permit holder or an NSX equity trading permit holder, either alone or together with its Related Persons, receives permission to exercise voting rights or enter into an agreement, plan or arrangement, as applicable, with respect to Excess Shares pursuant to Section 8.10(b) and subsequently becomes a CBOE trading permit holder or an NSX equity trading permit holder, then that Owner and any Related Persons shall, within 180 days of the date that any of them become a CBOE trading permit holder or an NSX equity trading permit holder, relinquish the voting rights they previously received with respect to such Excess Shares pursuant to Section 8.10(b).

8.11 <u>Attendance by Conference Telephone</u>. Owners may participate in any meeting of the Owners by means of conference telephone, or any similar means of communication through which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at that meeting.

8.12 <u>Action by Consent</u>. Any action required or permitted to be taken at any meeting of the Owners may be taken without a meeting if the number of Owners required to authorize or take such action at a meeting consent thereto in writing, including by electronic mail or facsimile, and the writing or writings are filed with the minutes of the proceedings of the

(b) For any action to be taken or right or power to be exercised under this Agreement by the Owners (each, an "Owner Action"), prior notification and presentation of such proposed Owner Action shall be made to the Board at a meeting of the Board convened for such purpose or otherwise scheduled, and such Owner Action shall be subject to approval by a majority vote of the entire Board.

8.8 Proxies; Voting Trusts. Each Owner entitled to vote at a meeting of the Owners may authorize such Owner's legal representative or another Owner or Owners to act for the Owner by proxy, but no proxy shall be valid more than 11 months after the date on which the proxy is given, unless otherwise provided in the proxy. Such proxy shall be in writing and shall be filed with the Company before or at the time of the meeting. Owners are prohibited from entering into voting trust agreements with respect to their Shares.

8.9 Voting of Shares. The outstanding Series A Voting Shares shall, in the aggregate (and without being deemed to be a voting trust), be entitled to a number of votes equal to fifty percent (50%) of the total number of Voting Shares outstanding, on each matter submitted to a vote of the Owners. Each outstanding Series B Voting Share shall be entitled to one vote on each matter submitted to a vote of the Owners. The Series C Non-Voting Restricted Shares shall not be entitled to vote on any matter submitted to a vote of the Owners. "Voting" or "vote" or any variant thereof as used herein shall include any consent, election or other expression of affirmation.

8.10 Voting Collar.

(a) Anything contained in this Agreement to the contrary notwithstanding, in the event that, despite the Concentration Limitation prohibitions of Section 6.12, an Owner of Series B Voting Shares, alone or together with any Related Persons of such Owner, that owns, or has the right to direct the vote, whether by proxy, through any voting agreement, plan or other arrangement, more than 20% of the outstanding Voting Shares (Shares owned or so directed in excess of 20% being referred to as "Excess Shares"), the Owner and any Related Persons shall have no voting rights whatsoever, whether in person, by proxy, or through any voting agreement, plan or other arrangement, with respect to the Excess Shares held by such Owner and its Related Persons, nor may any Owner, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other Owner, either alone or together with its Related Persons, under any circumstances that would result in the Shares that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Owner, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of Excess Shares; provided, however, that whether or not such Owner or its Related Persons otherwise participate in a meeting in person, by proxy or through any voting agreement, plan or other arrangement, such Owner's Excess Shares shall be counted for quorum purposes, and shall be counted as being voted on each matter in the same proportions as the Voting Shares held by the other Owners are voted (including any abstentions from voting).

(b) The voting limitation set forth in Section 8.10(a) shall apply to each Owner and any Related Persons (other than CBOE or CBOE Holdings) unless and until: (i) such

(b) Such notice may also be given by telephone or other means not specified herein (including electronic mail), and in each such case shall be deemed to be given when actually received by the Owner to be notified.

(c) When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than 30 days or unless a new record date is fixed for the adjourned meeting.

8.4 Waiver of Notice. A waiver of notice of a meeting of the Owners, in writing and signed by an Owner entitled to receive such notice, whether signed before or after the time of such meeting as stated therein, shall be deemed equivalent to the giving of such notice. Attendance of an Owner in person or by proxy at a meeting of the Owners constitutes a waiver of notice of such meeting, except when the Owner, or the Owner's proxy, attends the meeting for the express purpose of objecting, announced at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

8.5 Meetings of All Owners. If at any time all of the Owners meet and, in a writing signed by all of the Owners, waive notice of and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any lawful act of the Owners may be taken.

8.6 Record Date. In order that the Company may determine the Owners entitled to receive notice of and to vote at a meeting of the Owners, the date on which notice of the meeting is given, or if notice is waived, the close of business on the day next preceding the day on which the meeting is held, shall be the record date for such determination. A determination of the Owners entitled to notice of and to vote at a meeting of the Owners shall apply to any adjournment of the meeting. Only those persons who are Voting Owners of record on the record date shall be entitled to receive notice of and to vote at a meeting of the Owners and any adjournment thereof, notwithstanding any transfer of Shares on the books of the Company after the applicable record date.

8.7 Quorum; Vote and Procedures Required for Action.

(a) A Majority in Interest of the Owners present in person or by proxy shall constitute (1) a quorum at any meeting of the Owners, and (2) be the act of the Owners as further described in Section 8.7(b), unless otherwise stated in this Agreement or unless a different number of votes are required by applicable law. If a quorum is not present at such meeting, then Owners present in person or by proxy whose aggregate Shares constitute a majority of the aggregate Shares of all Owners present in person or by proxy at such meeting may adjourn the meeting from time to time without further notice. At an adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting. Withdrawal of Owners from any meeting shall not cause a failure of a duly constituted quorum at that meeting.

Owners. The Company shall provide prompt notice to any non-consenting Voting Owners of the action so taken.

ARTICLE IX
DIRECTORS

9.1 General Powers. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors, with all rights and powers generally conferred by law on the board of directors of a corporation organized under the General Corporation Law of the State of Delaware as in effect from time to time, and those deemed necessary, advisable or consistent in connection therewith, and which Board may do all such lawful acts and things as are not by this Agreement or the Act directed or required to be exercised or performed by the Owners. Meetings of the Board may be conducted by the President of the Company or as the Board otherwise determines. At its discretion, the Board may appoint by majority vote a Director to serve as Chairman of the Board.

9.2 Number and Designation of Directors. Upon execution of this Agreement, the Board shall be composed of nine (9) Directors. The number of Directors and composition of the Board of Directors from time to time shall be determined as follows:

(a) each Owner owning Series B Voting Shares representing at least five percent (5%) of the aggregate Percentage Interests of the Company shall be entitled to designate one (1) Director; and

(b) the Owners of the Series A Voting Shares shall collectively be entitled to designate a number of Directors equal to the aggregate number of Directors designated pursuant to clause (a) above; and

(c) the Directors designated pursuant to clauses (a) and (b) above will designate one (1) additional Director from among the executive management personnel of the Company.

(d) The foregoing notwithstanding, as long as the Facility remains a facility of CBOE, CBOE shall have the right to retain/designate one (1) Director in the event it is no longer otherwise entitled to designate any Directors pursuant to this Section 9.2, whether or not CBOE maintains any Percentage Interest or is admitted to the Company as an Owner.

9.3 Tenure. A Director appointed pursuant to Section 9.2 (each, an "Owner-Appointed Director") shall serve until his or her earlier death, resignation, or removal in a manner permitted by applicable law or this Agreement, or, with respect to Directors designated by Owners of Series B Voting Shares, until such time as the Owner designating such Director ceases to own a Percentage Interest representing at least five percent (5%) of the aggregate Percentage Interests of the Company. In such latter event, upon the termination of service of such a Series B-designated Director, the service of a single Director theretofore designated by the Owner(s) of the Series A Voting Shares (identified by the Series A Owner(s) in their sole discretion) shall simultaneously terminate.

9.4 **Vacancies.** A vacancy created because of the death, disability, resignation or removal of a Director appointed by any Voting Owner pursuant to Section 9.2 shall be filled by that Owner entitled to appoint such Director.

9.5 **Regular Meetings.** The Board may provide, by resolution or resolutions adopted from time to time, the time and place for the holding of regular meetings of the Board, without notice other than such resolution.

9.6 **Action by Consent.** Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if the number of Directors required to authorize or take such action at a meeting consent thereto in writing, including by electronic mail or facsimile, and the writing or writings are filed with the minutes of the proceedings of the Board.

9.7 **Special Meetings.** Special meetings of the Board may be called by the Chairman, President or any three (3) Directors. The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held and such time and place shall be specified in the notice of such meeting. In order to fulfill its obligations under Section 8.7(b), a meeting of the Board shall be duly called following receipt of notification of a proposed Owner Action, and shall be held on a date reasonably prior to the date for consideration of such Owner Action.

9.8 **Notice.** Notice of any special meeting of the Board shall be given at least five (5) days prior thereto by written notice to each Director at his or her business address or such other address as he or she may have advised the secretary of the Company to use for such purpose. If hand delivered, either in person or by nationally recognized overnight delivery service, such notice shall be deemed to be given when delivered to such address or to the person to be notified. If mailed, such notice shall be deemed to be given two business days after deposit in the United States mail so addressed, with postage thereon prepaid. Notice may also be given by telephone, facsimile transmission or electronic mail, and in each such case shall be deemed to be given when actually received by the Director to be notified. Notice of any meeting of the Board shall set forth the time and place of the meeting. Neither the business to be transacted at, nor the purpose of, any meeting of the Board (regular or special) need be specified in the notice or waiver of notice of such meeting. The foregoing notwithstanding, with respect to any matter deemed by the Board to require emergency consideration, the advance notice period required shall be three (3) days, so long as notice is provided by telephone, facsimile transmission or electronic mail.

9.9 **Waiver of Notice.** A written waiver of notice, signed by a Director entitled to notice of a meeting of the Board or of a committee of the Board of which the Director is a member, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice to that Director. Attendance of a Director at a meeting of the Board or of a committee of the Board of which the Director is a member shall constitute a waiver of notice of such meeting except when the Director attends the meeting for the express purpose of objecting, announced at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

9.10 **Quorum and Vote Required for Action.** Subject at all times to the provisions of Section 8.10 hereof, at all meetings of the Board, a majority of the Directors fixed by this Agreement shall constitute a quorum for the transaction of business and the act of a majority of Directors present at any meeting at which there is a quorum, each Director being entitled to cast one (1) vote on all matters, shall be the act of the Board except as may be otherwise provided in this Agreement or under the Act. If a quorum shall not be present at any meeting of the Directors, a majority of the Directors present at such meeting may adjourn the meeting from time to time, without notice other than the announcement at the meeting, until a quorum shall be present.

9.11 **Attendance by Conference Telephone.** Directors or members of any committee designated by the Board may participate in a meeting of the Board or such committee by means of conference telephone, or any similar means of communication through which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at that meeting.

9.12 **Compensation.** The Directors may be paid their reasonable expenses, if any, of attendance at each meeting of the Board and at each meeting of a committee of the Board of which they are members if and as provided by the Board in a written policy statement. The Board, irrespective of any personal interest of any of the Directors, shall have authority to fix compensation of all Directors for services to the Company as Directors, officers or otherwise.

9.13 **Resignation, Removal and Replacement.**

(a) A Director may resign at any time by giving written notice to the Chairman of the Board, if any, and to the President.

(b) A Director may be removed for cause by the act of a Majority in Interest of the Owners at a meeting of the Owners called expressly for the purpose of removing the Director. For these purposes, "for cause" shall mean (1) the Director has (A) committed a willful serious act of dishonesty, such as fraud, embezzlement or theft, (B) committed or attempted any act against the Company intending to enrich himself or herself at the expense of the Company, or (C) made an unauthorized use or disclosure of Confidential Information, (2) the Director has been charged with an act constituting a felony, (3) the Director has engaged in conduct that has caused serious injury, monetary or otherwise, to the Company, or (4) the Director, in carrying out his or her duties hereunder, has been guilty of negligence or willful misconduct.

(c) A Director may be removed, and replaced, at any time by the Owner that appointed the Director, each to be effective immediately upon providing written notification to the other Owners and to the remaining Directors.

9.14 **Committees.** The Board may designate by resolution one or more committees, which shall be comprised of individuals chosen by the Board, and may at the Board's discretion include non-Board members. Any such committee, to the extent provided in the resolution, shall have the authority and power to exercise such functions as may be delegated by the Board, which delegation may be revoked by the Board at any time in its discretion and any action taken pursuant to such delegation may be modified, suspended, overruled or revoked by the Board at any time in its discretion. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

9.15 Limitations on Authority of Board.

(a) Notwithstanding any contrary provision of this Agreement, and subject always to CBOE's rights to act under Section 1.8 and the final provision of this Section 9.15, it shall require the affirmative action of the Board, acting on behalf of the Company, the additional prior approving vote of CBOE, in exercise of its authority under Section 1.8, and a Super Majority of the Owners, to cause the Company to:

(1) Enter into a material new line of business or exit or change a material line of business outside the scope of the business contemplated in Section 1.6;

(2) Enter into any transaction with an Owner or Affiliate of an Owner outside the ordinary course of business or requiring payments in excess of $1 million;

(3) Make any material amendment to the organizational documents of the Company;

(4) Engage in any liquidation, dissolution, reorganization or recapitalization;

(5) Enter into licensing or other contractual arrangements, including without limitation, those providing for the encumbrance of assets or properties, outside the ordinary course of business, or requiring payments in excess of $1 million;

(6) Grant Board seats to new Owners or alter Board seat allocations for or among existing Owners (which action will require compliance with the rule filing process of Section 19 of the Exchange Act as well);

(7) Issue additional equity securities of the Company or securities convertible into equity securities of the Company, other than as provided for in Section 3.2 hereof;

(8) Declare or pay dividends or distributions, or repurchase any securities of the Company (other than Series C Non-Voting Restricted Shares), other than those that apply proportionately to all Owners;

(9) Enter into any merger, consolidation or acquisition or sale of material assets or ownership interests (including any such transaction involving any subsidiary of the Company);

(10) Undertake an initial public offering of the Company or any of its subsidiaries;

(11) Change senior level management, including entering into, terminating or amending employment agreements with management and key employees;

(12) Materially change the Company's business model;

(13) Change auditors or accounting policies, practices or procedures;

(14) Change the status or registration of the Facility as a facility of CBOE (which action will require compliance with the rule filing process of Section 19 of the Exchange Act as well);

(15) Create or designate any new or additional class or series of Shares or increase the authorized number of Shares of any class or series;

(16) Approve or authorize the acquisition by any person or group of a greater than 20% Percentage Interest in the Company (which action will require compliance with Section 6.14 as well); or

(17) Amend, or be bound by or recognize an amendment of, the provisions of this Section 9.15(a) in any way; and

without the affirmative vote of CBOE if exercised under Section 1.8, no such action, transaction or aspect of an action or transaction shall be authorized, undertaken or effective. The foregoing notwithstanding, with respect to any matter, including those listed above, that implicates Regulatory Requirements, CBOE shall always have the sole discretion and authority to cause any action to be taken by and on behalf of the Company, as provided for in Section 1.8, without regard to the foregoing requirements of this Section 9.15.

(b) Notwithstanding any contrary provision of this Agreement, other than with respect to the Services Agreement, and the CBOE License, each of which is hereby authorized and approved in the form attached as Prior Exhibit B and Prior Exhibit C, respectively, and as may have been subsequently amended, and each of which may be executed on behalf of the Company by any representative of the Owner of the Series A Voting Shares, the Board shall have no authority to enter into any contracts or agreements with an Owner other than with the approval of a majority of the Directors, excluding those Directors who are appointed by the interested Owner.

(c) In performing their duties hereunder, each Director shall agree to comply with the federal securities laws and the rules and regulations thereunder, and to cooperate with the SEC, CBOE, and NSX pursuant to their regulatory authority, as applicable, and the provisions of this Agreement. In addition, each Director will take into consideration whether any actions taken or proposed to be taken as a Director for or on behalf of the Company, or any failure or refusal to act (including a failure to be present to constitute a quorum, or to reasonably provide an affirmative vote or consent) would constitute interference with CBOE's or NSX's regulatory functions and responsibilities, as applicable, in violation of this Agreement or the Exchange Act. Interference with respect to the Facility shall be determined reasonably and in good faith by the Board designees of CBOE, which determination will be final and binding.

9.16 Director Conduct. In serving as a Director hereunder, each Director agrees to comply with the federal securities laws and the rules and regulations thereunder; to cooperate with the SEC, CBOE and NSX pursuant to their regulatory authority, as applicable, and the provisions of this Agreement; and to engage in conduct that fosters and does not interfere with the Company's ability to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities, to remove impediments to and perfect the mechanism of a free and open market and a national market system, and, in general, to protect investors and the public interest. In furtherance of the foregoing, after appropriate notice and opportunity for hearing, the Board, with the approving vote of both CBOE in exercise of its authority under Section 1.8, and a majority vote of the Owners, excluding the vote of the Owner whose Director designee is subject to sanction, may suspend or terminate a Director's service as such to the Company under this Agreement: (i) in the event such Director is subject to a "statutory disqualification," as defined in Section 3(a)(39) of the Exchange Act; or (ii) in the event such Director has violated any provision of this Agreement implicating any federal or state securities law; or (iii) if the Board determines that such action is necessary or appropriate in the public interest or for the protection of investors.

ARTICLE X
OFFICERS

10.1 Designation; Number; Election. The Board shall designate the officers of the Company. Such officers shall include a President (who shall be the chief executive officer of the Company and may be referred to as either the President or the Chief Executive Officer, or both), and, at such time as the Board deems it economically reasonable to provide such full-time services on an in-house basis, a Chief Financial Officer or similar title who shall also serve as the Treasurer of the Company, and such other officers as the Board may choose. The Board may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. Any two or more offices may be held by the same person. Except as provided in Section 11.3, election or appointment as an officer shall not of itself create contract rights as an employee of the Company.

10.2 Salaries. The salaries of all officers and agents of the Company chosen by the Board shall be approved by the Board, and no officer shall be prevented from receiving such salary by reason of the fact that he may also be a Director of the Company.

10.3 Term of Office; Removal. Each officer of the Company chosen by the Board shall hold office until the next annual appointment of officers by the Board and until his or her successor is appointed and qualified, or until his or her earlier death, resignation or removal in the manner hereinafter provided. Any officer or agent chosen by the Board may be removed at any time by the Board whenever in its judgment the best interests of the Company would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any vacancy occurring in any office of the Company at any time or any new offices may be filled by the Board for the unexpired portion of the term.

10.4 **President.** The President shall be in charge of the business of the Company, subject to the direction and control of the Board. In general, the President shall discharge all duties incident to the principal executive office of the Company and such other duties as may be prescribed by the Board from time to time. Without limiting the generality of the foregoing, the President shall see that the resolutions and directions of the Board are carried into effect except in those instances in which that responsibility is specifically assigned to some other person by the Board, and, except in those instances in which the authority to execute is expressly delegated to another officer or agent of the Company or a different mode of execution is expressly prescribed by the Board, may execute for the Company certificates evidencing duly authorized Shares, any contracts, deeds, mortgages, bonds, or other instruments which the Board has authorized, and may (without previous authorization by the Board) execute such contracts and other instruments as the conduct of the Company's business in its ordinary course requires, and may accomplish such execution in each case either under or without the seal of the Company and either individually or with any other officer authorized by the Board, according to the requirements of the form of the instrument. The President may vote all securities that the Company is entitled to vote except as and to the extent such authority shall be vested in a different officer or agent of the Company by the Board.

10.5 **Chief Financial Officer and Treasurer.** The Chief Financial Officer (or other similar title) shall be the principal accounting and financial officer of the Company and as such shall perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned by the Board or the President. Without limiting the generality of the foregoing, the Treasurer shall have charge of and be responsible for the maintenance of adequate books of account for the Company and shall have charge and custody of all funds and securities of the Company and be responsible therefor and for the receipt and disbursement thereof. If required by the Board, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board may determine.

ARTICLE XI
INDEMNIFICATION

11.1 **Indemnification of Directors and Officers.** The Company shall, to the fullest extent to which it is empowered to do so by the Act or any other applicable laws as the same may from time to time be in effect, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a Director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. In furtherance of the foregoing, the indemnification provisions contained in §18-303 of the Act shall be deemed extended to the officers of the Company.

11.2 **Advancement of Expenses.** Expenses incurred by an officer or Director of the Company in defending any threatened or pending action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a Director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Director or officer to repay such amount if it shall be ultimately determined that he or she is not entitled to be indemnified as authorized by the Act or any other applicable laws.

11.3 <u>**Contract with the Company**</u>. The provisions of this Article XI shall be deemed to be a contract between the Company and each person who serves as such officer or Director described in Section 11.1 at any time while this Article and the relevant provisions of the Act or other applicable laws, if any, are in effect, and any repeal or modification of any such law or of this Article XI shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

11.4 <u>**Indemnification of Employees and Agents**</u>. Persons who are not covered by the foregoing provisions of this Article XI and who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the Board.

11.5 <u>**Fiduciary Duties of Directors and Officers**</u>. In accordance with §18-1101(c) of the Act, to the extent that, at law or in equity, an Owner, Director, officer or other person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Owner, Director, officer or other person that is a party to or otherwise bound by this Agreement, such Owner, Director, officer or other person acting pursuant to this Agreement shall not be liable to the Company or to such other Owner, Director, officer or other person for such Owner's, Director's, officer's or other person's good faith reliance on the provisions of this Agreement. In furtherance of the foregoing, the parties to this Agreement intend that the Directors and officers of the Company, in carrying out their managerial roles described in this Agreement, shall be charged with the same fiduciary duties of care, loyalty and good faith as are incumbent upon corporate directors and officers under the Delaware General Corporation Law.

11.6 <u>**Other Rights of Indemnification**</u>. The indemnification and the advancement of expenses provided or permitted by this Article XI shall not be deemed exclusive of any other rights to which those indemnified may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

ARTICLE XII
DISSOLUTION AND TERMINATION

12.1 <u>**Dissolution**</u>. The first to occur of the following events (each, a "<u>Dissolving Event</u>") shall cause the dissolution of the Company:

(a) The sale of all or substantially all of the assets of the Company; or

(b) The written consent of the Board and a Super Majority of the Owners to the dissolution of the Company.

12.2 <u>Winding Up and Termination</u>. If a Dissolving Event occurs, the Company's affairs shall be concluded in the following manner:

(a) The Board (or if there be no Directors serving, such person or persons as may be designated in writing by a Majority in Interest of the Owners) shall proceed with the liquidation of the Company, and the proceeds of such liquidation (less any reasonable portion thereof reserved by the Board, or the person or persons acting in the Board's stead, for a reasonable time to pay contingent or unforeseen Company liabilities) shall be applied and distributed to the Owners in accordance with their respective Percentage Interests.

(b) The foregoing notwithstanding, in payment of proceeds required by Section 12.2(a), upon the winding up and termination of the Company, the Company shall first distribute to the contributing Owner any property originally contributed to the Company by such Owner to the extent that such property is then owned by the Company, irrespective of the fact that the deemed Gross Asset Value of such property exceeds the value otherwise distributable to such contributing party under section 12.2(a) above). The Owners acknowledge and agree that any such property so distributed shall be deemed to have a Gross Asset Value on the date of distribution equal to the then adjusted book value of the property as determined under Regulations §§ 1.704-1(b)(2)(iv)(f) and (g).

(c) It is the intent of the parties hereto that the liquidation amounts distributable to Owners pursuant to Section 12.2 (such Owners' "<u>Liquidation Amounts</u>") shall be equal to the Owners' respective ending Capital Accounts. Therefore, notwithstanding anything to the contrary in this Agreement, to the extent not inconsistent with the applicable regulations under Section 704 of the Code, if, upon the dissolution and liquidation of the Company, any Owner's ending Capital Account (determined immediately after all Profits and Losses, have been tentatively allocated under this Agreement for the taxable period ending with the date of dissolution and liquidation and reflected in the Capital Accounts of the Owners as if this Section 12.2(c) were not in this Agreement) is less than such Owner's Liquidation Amount, then (i) such Owner shall be specially allocated items of income or gain (including gross income) for such taxable period (and, if necessary, for the preceding taxable year if the Company has not yet filed its tax return for such preceding year), and (ii) the other Owners shall be specially allocated items of loss or deduction for such taxable period year (and, if necessary, for the preceding taxable year if the Company has not yet filed its tax return for such preceding year), until each such Owner's actual Capital Account equals the Liquidation Amount for such Owner. The special allocation provision provided by this Section 12.2(c) shall be applied in such a manner so as to cause the difference between each Owner's Liquidation Amount and the balance in its Capital Account (determined after this allocation, but immediately prior to the distributions pursuant to Section 12.2(c)) to be the smallest dollar amount possible.

(d) A reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors.

(e) Within 90 days after the complete liquidation of the Company, the Board (or if there be no Directors serving, such person or persons as may be designated by a Majority in Interest of the Owners) shall furnish to each Owner a written statement for the period from the first day of the then current taxable year through the date of such complete liquidation. Such statement shall include a Company statement of income and expenses for such period and a Company balance sheet as of the date of such complete liquidation. Upon compliance with the foregoing distribution plan, the Owners shall cease to be such, and the Board (or the person or persons acting in the Board's stead) shall execute, acknowledge, and cause to be filed a Certificate of Cancellation of the Company, and all other instruments that may be required to effectuate the dissolution and termination of the Company.

(f) Each Owner shall look solely to the assets of the Company for all distributions with respect to the Company, the Owner's capital contributions thereto, and its share of Profits or Losses, and no Owner shall have recourse therefor (upon dissolution or otherwise) against the Board, any Director or any other Owner.

ARTICLE XIII
FISCAL AFFAIRS

13.1 Taxable Year. The taxable year of the Company shall end on December 31 of each year.

13.2 Books and Records. The Company shall keep adequate books of account of the Company on the cash or accrual basis to the extent permitted by the Code and in accordance with U.S. generally accepted accounting principles, as the Chief Financial Officer shall determine, wherein shall be recorded all contributions to the capital of the Company, and all income, distributions, expenses, and transactions of the Company. A separate Capital Account for each Owner shall be maintained pursuant to Section 3.5 of this Agreement. The Company also shall maintain as a part of the books and records of the Company a list of the names and addresses of the Owners. Each Owner's name and address may be changed by such Owner by written notice to the Company. Such books of account, together with the Company's federal, state, local and foreign income tax returns for each of the six preceding taxable years of the Company, shall be kept at the principal office of the Company, which must be in the United States, and any Owner shall have the right at all reasonable times during usual business hours to audit, examine, and make copies of or extracts from the books of account and tax returns of the Company. Such rights may be exercised through any designated agent or employee of an Owner. Each Owner shall bear all expenses incurred in any examination made for such Owner's account. Anything to the contrary notwithstanding, the Company's complete records and books of account shall be subject at all times to inspection and examination by CBOE (to the extent related to the Facility), by NSX (to the extent related to the Company's control of NSX), and by the SEC at no additional charge to CBOE, NSX and the SEC, as applicable.

13.3 Reports. On or before February 15 of each year, the Company shall furnish to each Owner, at the expense of the Company, (a) a balance sheet, a statement of income and expenses, and a statement of Owners' equity for the Company's operations for the preceding year, all of which shall be accompanied by an audit report of a firm of independent public accountants selected by the Board; (b) a report of the activities of the Company for the previous year; and (c) a report to each Owner containing information with respect to the Company to be used in preparing that Owner's federal, state, local and foreign income tax returns. In addition, the Company shall furnish to each Owner, within 45 days following the close of each calendar quarter, an unaudited balance sheet and statement of income and expenses for the Company's operations during such quarter.

13.4 **Bank Accounts.** All funds of the Company shall be deposited in its name in such money market, checking, and savings accounts, certificates of deposit, and United States or foreign government obligations as the Board may designate. Withdrawals therefrom shall be made upon such signatures as the Board may designate.

13.5 **Tax Returns and Periodic Reports.** In addition to the reports required under Section 13.3 of this Article, the Company shall cause such annual income tax returns and periodic reports for the Company as are required by applicable law to be prepared and filed with the appropriate authorities. The income tax returns of the Company shall be prepared and filed on the basis of accounting selected by the Board.

13.6 **Accounting Decisions.** All decisions as to accounting principles, except as specifically provided to the contrary herein, shall be made by Chief Financial Officer, subject to approval by the Board.

13.7 **Basis Election.** Upon the transfer of an interest in the Company or a distribution of Company property, the Board, acting on behalf of the Company, shall have the right, but not the obligation, to elect to adjust the basis of the Company property as allowed by Code §§ 734(b), 743(b), and 754, or comparable provisions then in effect; provided, however, that if such an election is made, the Company shall not be required to make (and shall not be obligated to bear the expense of making) any accounting adjustment resulting from such election in the information supplied to the Owners, or if the Company provides any such adjustment, the Company shall have the right to charge the Owner or Owners benefiting from such election for the Company's reasonable expenses in making such adjustment.

13.8 **Appointment of IRS Tax Matters Partner.** CBOE shall serve as the "tax matters partner" as that term is defined in Code §6231(a)(7), so long as CBOE shall agree to serve in such capacity. Thereafter, a Majority in Interest of the Owners shall designate another person to serve as such. The Company shall indemnify the tax matters partner for all costs or expenses incurred in such capacity.

13.9 **Code Section 83 Safe Harbor Election.**

(a) Each Owner authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43 (the "Notice") apply to any Shares transferred to a service provider by the Company on or after the effective date of such Revenue Procedure in connection with services provided to the Company. For purposes of making such Safe Harbor election, the Tax Matters Partner is hereby designated as the "partner who has responsibility for federal income tax reporting" by the Company and, accordingly, the execution of such Safe Harbor election by the Tax Matters Partner constitutes the execution of a "Safe Harbor Election" in accordance with Section 3.03(1) of the Notice. The Company and each Owner hereby agree to comply with all requirements of the Safe Harbor described in the Notice, including, without limitation, the requirement that each Owner shall prepare and file all federal income tax returns reporting the income tax effects of each Safe Harbor Share issued by the Company in a manner consistent with the requirements of the Notice.

(b) The Company and any Owner may pursue any and all rights and remedies they may have to enforce the obligations of the Company and Owners (as applicable) under Section 13.9(a), including, without limitation, seeking specific performance and/or immediate injunctive or other equitable relief from any court of competent jurisdiction (without the necessity of showing actual money damages, or posting any bond or other security) in order to enforce or prevent any violation of the provisions of Section 13.9(a). An Owner's obligations to comply with the requirements of this Section 13.9 shall survive such Owner ceasing to be an Owner of the Company and/or the termination, dissolution, liquidation and winding up of the Company, and, for purposes of this Section 13.9, the Company shall be treated as continuing in existence.

(c) Each Owner authorizes the Board to amend Sections 13.9(a) and 13.9(b) to the extent necessary to achieve substantially the same tax treatment with respect to any Shares transferred to a service provider by the Company in connection with services provided to the Company as set forth in Section 4 of the Notice (e.g., to reflect changes from the rules set forth in the Notice in subsequent Internal Revenue Service guidance), provided that such amendment is not materially adverse to such Owner (as compared with the after-tax consequences that would result if the provisions of the Notice applied to all Shares transferred to a service provider by the Company in connection with services provided to the Company).

ARTICLE XIV
AMENDMENTS

14.1 Procedure for Amendment.

(a) Upon ten (10) calendar days prior written notice to the Voting Owners, this Agreement may be amended upon the written consent or affirmative vote of a Majority in Interest of the Owners (subject to the approval of CBOE if, in the sole determination of CBOE, the amendment would affect the ability of CBOE to fulfill its regulatory responsibilities and obligations); provided, however, that the unanimous consent of all Voting Owners shall be necessary for any amendment that would (i) adversely affect any Voting Owner's Percentage Interest (other than the issuance, transfer, repurchase, or redemption of equity securities pursuant to this Agreement); (ii) materially alter the manner of distributing Net Cash Flow, or allocating Profits, Losses and credits (other than the issuance, transfer, repurchase, or redemption of equity securities pursuant to this Agreement); (iii) amend this Agreement in any respect that affects the rights or obligations of any Voting Owner (other than an amendment that affects on an equal basis such rights or obligations of all Voting Owners) in any material way or (iv) amend this Section. In addition, the Board may amend this Agreement without the written consent of the Voting Owners (x) if the Directors are advised in writing by outside counsel to the Company that such amendment is required as a condition to maintaining the status of the Company being an association not taxable as a corporation for federal, state or local income tax purposes; or (y) to correct a false statement or error in this Agreement or the Company's articles of organization, if the correction will neither adversely affect the rights and interests of the Voting Owners, nor decrease the obligations and duties of the Board. The Board shall, within 30 days of the making of any amendment to this Agreement, file or cause to be filed such amendment or record thereof in all places where such filing is necessary or desirable to protect the interests of the Owners or to comply with any applicable law. Beginning after SEC Approval, so long as the Facility is a facility of CBOE, any provisions of this Agreement that CBOE, in its sole discretion, determines to constitute "stated policies, practices and interpretations" of the Company, as defined in Rule 19b-4 of the Exchange Act, will be deemed to be "rules of a facility of an exchange," and for adoption or modification will be required to be filed as a proposed rule change by CBOE with the SEC and, if necessary under the Exchange Act, to be approved by the SEC. For so long as the Company controls NSX, before any amendment, alteration or repeal of any provision of this Agreement, to the extent related to the Company's control of NSX, shall be effective, such amendment, alteration or repeal shall be submitted to the NSX board of directors, and if CBOE and the NSX board of directors determine that such amendment, alteration or repeal must be filed with or filed with and approved by the SEC, then such amendment, alteration or repeal shall not become effective until filed with or filed with and approved by the SEC, as the case may be.

(b) The consent of a Management Owner shall be required to amend this Agreement with respect to (i) any change that would adversely affect such Management Owner's Percentage Interest (other than the issuance, transfer, repurchase, or redemption of equity securities pursuant to this Agreement), (ii) any change that would adversely affect such Management Owner's opportunity to assign Shares under Section 6.1, (iii) any material change to the manner of distributing Net Cash Flow, or allocating Profits, Losses and credits that would materially adversely impact the economic benefit to such Management Owner of his or her ownership interest (other than the issuance, transfer, repurchase, or redemption of equity securities pursuant to this Agreement), or (iv) any substantive amendment of this Section 14.1(b).

ARTICLE XV
MISCELLANEOUS PROVISIONS

15.1 **Governing Law.** This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, including the Act. An Owner's interest in the Company shall be personal property for all purposes. All real and other property owned by the Company shall be deemed owned by the Company as an entity (and may be held in the name of a nominee for the Company), and no Owner individually shall have any ownership of such property.

15.2 **Confidentiality.** Except with the consent of the Board or as required by law or as requested by any governmental or regulatory authority (provided that such Owner shall notify the Board promptly of any request for information before disclosing it, if practicable and permitted by applicable law), and other than with respect to CBOE's and NSX's communications with the SEC with respect to the conduct of the Facility's business or NSX's business, respectively, no Owner shall disclose any Confidential Information to any person or use any Confidential Information to the detriment of the Company or its Owners or for its own benefit or the benefit of others. Each Owner agrees that it will inform its members, shareholders, directors, officers, employees and agents of this Section 15.2 and direct such persons to treat the Confidential Information in accordance with this Section 15.2. Each Owner recognizes that irreparable injury will result to the Company, an Owner or its Affiliate about whom Confidential

Information has been disclosed, and that the continued relationship among the Owners is predicated upon the commitments undertaken by the Owners pursuant to this Section 15.2. In the event of any breach or threatened breach of any commitment of an Owner pursuant to this Section 15.2, the Company and any potentially injured Owner shall be entitled, in addition to any other remedies and damages available, to injunctive relief to restrain the violation of such commitments by an Owner, its members, shareholders, directors, officers, employees and agents, or by any person or persons acting for or with the Owner in any capacity whatsoever. Notwithstanding the foregoing, each Owner's obligations under this Section 15.2 shall not apply to any Confidential Information that: (a) is or becomes public knowledge through no act or failure to act of the Owner receiving such information, or such Owner's members, shareholders, directors, officers, employees or agents; (b) is known to the Owner receiving such information or such Owner's members, shareholders, directors, officers, employees or agents prior to the time of receipt of such information; (c) is independently developed by the receiving Owner without the use of Confidential Information of the disclosing Owner; or (d) is disclosed to the receiving Owner by a third party that the receiving Owner reasonably believes has the right to disclose the information. At any time, if requested by the Board acting in good faith and in the best interests of the Company, an Owner shall surrender to the Company any Confidential Information, and all records, files and other documents provided to the Owner by the Company (including all copies thereof) relating to Confidential Information; provided that such Owner may retain copies of such Confidential Information to the extent required for regulatory purposes. Nothing in this Agreement shall be interpreted to limit or impede the rights of the SEC, CBOE or NSX to access and examine any Confidential Information pursuant to the U.S. federal securities laws and the rules thereunder, or to limit or impede the ability of an Owner or an officer, director, agent or employee of an Owner to disclose any Confidential Information to the SEC, CBOE or NSX.

15.3 No Anti-Competitive Effect. Nothing herein shall prevent any Owner from acting as trader, broker or market maker on any other exchange or trading system or from holding membership on any other exchange or trading system, or from investing in, or participating in the governance of, any other exchange or trading system, so long as such Owner complies at all times with its obligations of confidentiality under Section 15.2

15.4 Consents and Approvals. Whenever the consent or approval of any Owner is required or permitted under this Agreement, such consent or approval may be evidenced by a written consent signed by such Owner or an authorized signatory thereof.

15.5 Notices. Except as otherwise expressly provided herein, all notices under this Agreement shall be in writing and shall be given to each Owner at its street or electronic mail address set forth in Prior Exhibit A hereto (or at such other address as the Owner hereafter may specify by notice to the Company), and to the Company at its principal office. Unless delivered personally, by nationally recognized overnight courier, by a confirmed facsimile transmission, or by electronic mail, each such notice shall be given by certified mail, postage prepaid. Each notice shall be effective when so delivered or two business days after being so mailed.

15.6 Execution in Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one agreement.

15.7 Waiver of Partition. Each Owner hereby irrevocably waives during the term of the Company any right to maintain an action for partition with respect to the property of the Company.

15.8 Binding Effect. Each and all of the covenants, terms, provisions, and agreements contained herein shall be binding upon and inure to the benefit of the parties hereto, and their respective heirs, assigns, successors, and legal representatives.

15.9 Remedies Not Exclusive. Any remedy herein contained for breach of an obligation hereunder shall not be deemed to be exclusive, and shall not impair the right of any party to exercise any other right or remedy, whether for damages, injunction, or otherwise.

15.10 Severability. If any provision of this Agreement, or the application thereof to any person or circumstance, is invalid or unenforceable to any extent, then the remainder of this Agreement, and the application of such remaining provisions to other persons or circumstances, shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

15.11 Captions. Article and Section titles and captions contained in this Agreement are inserted only as a matter of convenience and for reference, and in no way define, limit, extend, or describe the scope of this Agreement or the intent of any provision hereof.

15.12 Identification. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders.

15.13 Complete Agreement. This Agreement, including the Services Agreement and the CBOE License, constitutes the complete, final and exclusive statement of the terms of the agreement between the parties with respect to the subject matter hereof. It supersedes all prior written or oral agreements, statements, discussions, negotiations or expressions of intention, including, without limitation, that certain Operating Agreement of CBOE Stock Exchange, LLC dated as of December 18, 2006, the First Amended Operating Agreement, and the Second Amended Operating Agreement.

15.14 Creditors. No provision of this Agreement shall be construed for the benefit of or be enforceable by any creditor of the Company.

15.15 Investment Purpose. Each Owner makes the following representations and warranties in connection with the Owner's contribution of capital to the Company:

(a) Such Owner's Shares are being acquired solely by and for the account of such Owner, for investment and not for subdivision, fractionalization, resale or distribution; such Owner has no contract, undertaking, agreement or arrangement with any person to sell, transfer or pledge such Shares (or any part thereof) to such person or to anyone else; and such Owner has no present plans or intention to enter into any such contract, undertaking, agreement or arrangement, except to a Permitted Transferee.

(b) Such Owner acknowledges that the Shares have not and will not be registered under the federal Securities Act of 1933, as amended, or any state securities laws and cannot be sold or transferred without compliance with the registration provisions of said Act or compliance with exemptions, if any, available thereunder. Such Owner understands that neither the Company nor the Board has any obligation or intention to register such interests under any federal or state securities act or law, or to file the reports to make public the information required by Rule 144 under the Securities Act of 1933, as amended.

(c) Such Owner has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Company.

15.16 Indirect Controlling Parties. For purposes of this Section 15.16: (i) a "controlling interest" is defined as the ownership by any person, alone or together with any Affiliate, of a 25% or greater interest in an Owner, and (ii) an "Indirect Controlling Party" is defined as a person who, alone or together with any Affiliate, acquires a controlling interest in an Owner. An Indirect Controlling Party shall be required to execute an amendment to this Agreement upon establishing a controlling interest in any Owner who, alone or together with any Affiliate, holds a Percentage Interest in the Company equal to or greater than 20%. In such amendment the Indirect Controlling Party shall agree to become a party to this Agreement and shall agree to abide by all the provisions of this Agreement. Beginning after SEC approval of this Agreement, any amendment to this Agreement executed pursuant to this Section 15.16 is subject to the rule filing process of Section 19 of the Exchange Act. The rights and privileges of the applicable Owner under this Agreement shall be suspended until such time as the amendment executed pursuant to this Section 15.16 has become effective pursuant to Section 19 of the Exchange Act or the Indirect Controlling Party no longer holds a controlling interest in the Owner.

15.17 Authorization; Binding Obligations; Compliance with Other Instruments; Title to and Sufficiency of Assets. Each of the Initial Owners and each person that becomes a party to this Agreement, whether pursuant to Section 15.16, by reason of becoming an Owner of Shares, or otherwise (each, an "Affirming Party") represents and warrants to each other party hereto that:

(a) The Affirming Party, if an entity, is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of formation, and all governance actions on the part of the Affirming Party necessary for the authorization of this Agreement and the performance of all of its obligations hereunder and thereunder at the effective date of such Affirming Party becoming a party hereto have been taken. Except for the requirement, as applicable to the Facility or NSX (with respect to the Company's control of NSX), that those portions of this Agreement that constitute rules of a facility of an exchange or rules of a national securities exchange, as applicable, be filed for public comment and approval by the SEC, this Agreement, when executed and delivered by the Affirming Party will be a valid and binding obligation of the Affirming Party, enforceable against it in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors rights and (ii) general principles of equity that restrict the availability of equitable remedies, and no consent, approval, order, license, permit or authorization of, or notification, registration, declaration or filing with, any governmental authority, or any other person or entity, is required to be obtained or made by or with respect to the Affirming Party in connection with its execution, delivery and performance of this Agreement, or the consummation of the transactions contemplated hereby.

(b) The execution and delivery by the Affirming Party of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, breach, conflict with, or result in any violation of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, or result in the creation or imposition of any mortgage, pledge, lien, lease, encumbrance or charge of any nature whatsoever upon any of the properties or assets of the Affirming Party under, (i) any loan or credit agreement, note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, commitment, permit, agreement, understanding, instrument or obligation or other arrangement to which the Affirming Party is a party or by which the Affirming Party or any of its properties or assets may be bound or affected, (ii) any provision of any constitutive or governing documents of the Affirming Party or (iii) any legal requirement applicable to the Affirming Party or any of its properties or assets. The execution, delivery, and performance of and compliance with this Agreement, and the acquisition of Shares pursuant hereto, if applicable, will not, with or without the passage of time or giving of notice, result in the suspension, revocation, impairment, forfeiture or non-renewal of any permit, license, authorization or approval applicable to the Affirming Party, its business or operations or any of its assets or properties.

(c) If Affirming Party has committed to contribute property to the Company as all or part of its capital contribution, Affirming Party has good title to or a valid leasehold or license interest in that property sufficient to permit the Company to use that property to conduct the business contemplated hereunder to be conducted, free and clear of all liens, security interests, pledges, encumbrances and claims of others.

15.18 Legal Representation. CBOE has selected its in-house attorneys and outside legal counsel to provide counsel and advice to CBOE and its affiliates, including the Company, in connection with the organization of the Company, the negotiation and documentation of this Agreement, the Services Agreement and the CBOE License, negotiations with and presentations to appropriate regulatory authorities, and related matters. The foregoing attorneys do not and will not represent any of the other Owners or any of their respective Indirect Controlling Parties, if any, even if and as the foregoing become owners of the Company's Shares. Each of those other parties is expected to, and should obtain, their own independent counsel.

15.19 Election of ETP Holder Directors of NSX. For so long as the Company controls NSX, at any meeting of the stockholders of NSX held for the purpose of electing directors of NSX, or in the event written consents are solicited or otherwise sought from the stockholders of NSX with respect thereto, the Company shall cause all outstanding shares of NSX owned by the Company and entitled to vote at an election of directors to be voted in favor of those ETP Holder Directors (as such term is defined in the bylaws of NSX) nominated in accordance with the certificate of incorporation and bylaws of NSX and, with respect to any such written consents, shall cause to be validly executed such written consents electing such directors.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto being duly sworn, have signed and acknowledged this instrument as of the day and year first above written.

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED

By:__________________________
Name:________________________
Title:________________________

SIG STRATEGIC INVESTMENTS, LLLP

By:__________________________
Name:________________________
Title:________________________

IB EXCHANGE CORP

By:__________________________
Name:________________________
Title:________________________

VDM CHICAGO, LLC (f/k/a VDM CBSX, LLC)

By:__________________________
Name:________________________
Title:________________________

COWEN STRUCTURED HOLDINGS LLC

By:__________________________
Name:________________________
Title:________________________

LIME BROKERAGE HOLDINGS LLC

By:__________________________
Name:________________________
Title:________________________

IMC-CHICAGO, LLC

By:__________________________
Name:________________________
Title:________________________

BLUEFIRE CAPITAL, LLC

By:__________________________
Name:________________________
Title:________________________

WOLVERINE HOLDINGS, L.P.

By:__________________________
Name:________________________
Title:________________________

ALLSTON TRADING, LLC

By:__________________________
Name:________________________
Title:________________________

IN WITNESS WHEREOF, the parties hereto being duly sworn, have signed and acknowledged this instrument as of the day and year first above written.

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED

By:____________________
Name:____________________
Title:____________________

SIG STRATEGIC INVESTMENTS, LLLP

By:____________________
Name:____________________
Title:____________________

IB EXCHANGE CORP

By: [signature]
Name: Bradford Jacobowitz
Title: Associate General Counsel

VDM CHICAGO, LLC (f/k/a VDM CBSX, LLC)

By:____________________
Name:____________________
Title:____________________

COWEN STRUCTURED HOLDINGS LLC

By:____________________
Name:____________________
Title:____________________

LIME BROKERAGE LLC

By:____________________
Name:____________________
Title:____________________

IMC-CHICAGO, LLC

By:____________________
Name:____________________
Title:____________________

BLUEFIRE CAPITAL, LLC

By:____________________
Name:____________________
Title:____________________

WOLVERINE HOLDINGS, L.P.

By:____________________
Name:____________________
Title:____________________

ALLSTON TRADING, LLC

By:____________________
Name:____________________
Title:____________________

IN WITNESS WHEREOF, the parties hereto being duly sworn, have signed and acknowledged this instrument as of the day and year first above written.

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED

By:________________________
Name:________________________
Title:________________________

SIG STRATEGIC INVESTMENTS, LLLP

By:________________________
Name:________________________
Title:________________________

IB EXCHANGE CORP

By:________________________
Name:________________________
Title:________________________

VDM CHICAGO, LLC (f/k/a VDM CBSX, LLC)

By:________________________
Name:________________________
Title:________________________

COWEN STRUCTURED HOLDINGS LLC

By: [signature]
Name: Thomas FX O'Mara
Title: Managing Director

LIME BROKERAGE HOLDINGS LLC

By:________________________
Name:________________________
Title:________________________

IMC-CHICAGO, LLC

By:________________________
Name:________________________
Title:________________________

BLUEFIRE CAPITAL, LLC

By:________________________
Name:________________________
Title:________________________

WOLVERINE HOLDINGS, L.P.

By:________________________
Name:________________________
Title:________________________

ALLSTON TRADING, LLC

By:________________________
Name:________________________
Title:________________________

IN WITNESS WHEREOF, the parties hereto being duly sworn, have signed and acknowledged this instrument as of the day and year first above written.

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED

By:____________________________
Name:__________________________
Title:___________________________

SIG STRATEGIC INVESTMENTS, LLLP

By:____________________________
Name:__________________________
Title:___________________________

IB EXCHANGE CORP

By:____________________________
Name:__________________________
Title:___________________________

VDM CHICAGO, LLC (f/k/a VDM CBSX, LLC)

By:____________________________
Name:__________________________
Title:___________________________

COWEN STRUCTURED HOLDINGS LLC

By:____________________________
Name:__________________________
Title:___________________________

LIME BROKERAGE LLC

By:____________________________
Name:__________________________
Title:___________________________

IMC-CHICAGO, LLC

By: [signature]
Name: Emir Al-Rawi
Title: Managing Director

BLUEFIRE CAPITAL, LLC

By:____________________________
Name:__________________________
Title:___________________________

WOLVERINE HOLDINGS, L.P.

By:____________________________
Name:__________________________
Title:___________________________

ALLSTON TRADING, LLC

By:____________________________
Name:__________________________
Title:___________________________

IN WITNESS WHEREOF, the parties hereto being duly sworn, have signed and acknowledged this instrument as of the day and year first above written.

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED

By:______________________
Name:____________________
Title:_____________________

SIG STRATEGIC INVESTMENTS, LLLP

By:______________________
Name:____________________
Title:_____________________

IB EXCHANGE CORP

By:______________________
Name:____________________
Title:_____________________

VDM CHICAGO, LLC (f/k/a VDM CBSX, LLC)

By:______________________
Name:____________________
Title:_____________________

COWEN STRUCTURED HOLDINGS LLC

By:______________________
Name:____________________
Title:_____________________

LIME BROKERAGE HOLDINGS LLC

By:______________________
Name:____________________
Title:_____________________

IMC-CHICAGO, LLC

By:______________________
Name:____________________
Title:_____________________

BLUEFIRE CAPITAL, LLC

By:______________________
Name:____________________
Title:_____________________

WOLVERINE HOLDINGS, L.P.

By: Judy Kula
Name: JUDY KULA
Title: CFO

ALLSTON TRADING, LLC

By:______________________
Name:____________________
Title:_____________________

IN WITNESS WHEREOF, the parties hereto being duly sworn, have signed and acknowledged this instrument as of the day and year first above written.

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED

By:____________________
Name:__________________
Title:___________________

SIG STRATEGIC INVESTMENTS, LLLP

By:____________________
Name: James P. Fitzgibbons
Title: Ass. Director

IB EXCHANGE CORP

By:____________________
Name:__________________
Title:___________________

VDM CHICAGO, LLC (f/k/a VDM CBSX, LLC)

By:____________________
Name:__________________
Title:___________________

COWEN STRUCTURED HOLDINGS LLC

By:____________________
Name:__________________
Title:___________________

LIME BROKERAGE HOLDINGS LLC

By:____________________
Name:__________________
Title:___________________

IMC-CHICAGO, LLC

By:____________________
Name:__________________
Title:___________________

BLUEFIRE CAPITAL, LLC

By:____________________
Name:__________________
Title:___________________

WOLVERINE HOLDINGS, L.P.

By:____________________
Name:__________________
Title:___________________

ALLSTON TRADING, LLC

By:____________________
Name:__________________
Title:___________________

IN WITNESS WHEREOF, the parties hereto being duly sworn, have signed and acknowledged this instrument as of the day and year first above written.

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED

By:______________________
Name:____________________
Title:_____________________

SIG STRATEGIC INVESTMENTS, LLLP

By:______________________
Name:____________________
Title:_____________________

IB EXCHANGE CORP

By:______________________
Name:____________________
Title:_____________________

VDM CHICAGO, LLC (f/k/a VDM CBSX, LLC)

By: [signature]
Name: WILLIAM WHITE
Title: MANAGING PARTNER

COWEN STRUCTURED HOLDINGS LLC

By:______________________
Name:____________________
Title:_____________________

LIME BROKERAGE HOLDINGS LLC

By:______________________
Name:____________________
Title:_____________________

IMC-CHICAGO, LLC

By:______________________
Name:____________________
Title:_____________________

BLUEFIRE CAPITAL, LLC

By:______________________
Name:____________________
Title:_____________________

WOLVERINE HOLDINGS, L.P.

By:______________________
Name:____________________
Title:_____________________

ALLSTON TRADING, LLC

By:______________________
Name:____________________
Title:_____________________

IN WITNESS WHEREOF, the parties hereto being duly sworn, have signed and acknowledged this instrument as of the day and year first above written.

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED

By:________________________
Name:______________________
Title:_______________________

SIG STRATEGIC INVESTMENTS, LLLP

By:________________________
Name:______________________
Title:_______________________

IB EXCHANGE CORP

By:________________________
Name:______________________
Title:_______________________

VDM CHICAGO, LLC (f/k/a VDM CBSX, LLC)

By:________________________
Name:______________________
Title:_______________________

COWEN STRUCTURED HOLDINGS LLC

By:________________________
Name:______________________
Title:_______________________

LIME BROKERAGE HOLDINGS LLC

By: M Richter
Name: Michael RICHTER
Title: CFO

IMC-CHICAGO, LLC

By:________________________
Name:______________________
Title:_______________________

BLUEFIRE CAPITAL, LLC

By:________________________
Name:______________________
Title:_______________________

WOLVERINE HOLDINGS, L.P.

By:________________________
Name:______________________
Title:_______________________

ALLSTON TRADING, LLC

By:________________________
Name:______________________
Title:_______________________

IN WITNESS WHEREOF, the parties hereto being duly sworn, have signed and acknowledged this instrument as of the day and year first above written.

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED

By:________________
Name:________________
Title:________________

SIG STRATEGIC INVESTMENTS, LLLP

By:________________
Name:________________
Title:________________

IB EXCHANGE CORP

By:________________
Name:________________
Title:________________

VDM CHICAGO, LLC (f/k/a VDM CBSX, LLC)

By:________________
Name:________________
Title:________________

COWEN STRUCTURED HOLDINGS LLC

By:________________
Name:________________
Title:________________

LIME BROKERAGE HOLDINGS LLC

By:________________
Name:________________
Title:________________

IMC-CHICAGO, LLC

By:________________
Name:________________
Title:________________

BLUEFIRE CAPITAL, LLC

By: [signature]
Name: JAMES R KANELLITSAS
Title: PRESIDENT

WOLVERINE HOLDINGS, L.P.

By:________________
Name:________________
Title:________________

ALLSTON TRADING, LLC

By:________________
Name:________________
Title:________________

IN WITNESS WHEREOF, the parties hereto being duly sworn, have signed and acknowledged this instrument as of the day and year first above written.

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED

By:____________________
Name:____________________
Title:____________________

SIG STRATEGIC INVESTMENTS, LLLP

By:____________________
Name:____________________
Title:____________________

IB EXCHANGE CORP

By:____________________
Name:____________________
Title:____________________

VDM CHICAGO, LLC (f/k/a VDM CBSX, LLC)

By:____________________
Name:____________________
Title:____________________

COWEN STRUCTURED HOLDINGS LLC

By:____________________
Name:____________________
Title:____________________

LIME BROKERAGE HOLDINGS LLC

By:____________________
Name:____________________
Title:____________________

IMC-CHICAGO, LLC

By:____________________
Name:____________________
Title:____________________

BLUEFIRE CAPITAL, LLC

By:____________________
Name:____________________
Title:____________________

WOLVERINE HOLDINGS, L.P.

By:____________________
Name:____________________
Title:____________________

ALLSTON TRADING, LLC

By: Peter F Nabicht
Name: Peter F Nabicht
Title: EVP

Exhibit A
to
Third Amended and Restated
Operating Agreement of CBOE Stock Exchange, LLC

Name of Voting Owner	Number of Shares	Series	Percentage Interest
Chicago Board Options Exchange, Incorporated	25,000,000	Series A	49.96%
VDM Chicago, LLC	9,700,000	Series B	19.38%
Cowen Structured Holdings LLC	4,850,000	Series B	9.69%
IB Exchange Corp.	4,850,000	Series B	9.69%
SIG Strategic Investments, LLLP	4,850,000	Series B	9.69%
Lime Brokerage LLC	750,000	Series B	1.50%
IMC-Chicago, LLC	10,000	Series B	0.02%
Bluefire Capital, LLC	10,000	Series B	0.02%
Wolverine Holdings, L.P.	10,000	Series B	0.02%
Allston Trading, LLC	10,000	Series B	0.02%
TOTALS	**25,000,000** **25,040,000**	**Series A** **Series B**	**49.96%** **50.04%**

Z Chicago Options Exchange Building Corporation

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS ON FILE OF "CHICAGO OPTIONS EXCHANGE BUILDING CORPORATION" AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF INCORPORATION, FILED THE EIGHTH DAY OF AUGUST, A.D. 1980, AT 12 O'CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE AFORESAID CORPORATION, "CHICAGO OPTIONS EXCHANGE BUILDING CORPORATION".

SECRETARY'S OFFICE 1793 DELAWARE 1855

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

0897245 8100H

081173945

AUTHENTICATION: 7008857

DATE: 12-08-08

CERTIFICATE OF INCORPORATION
OF
CHICAGO OPTIONS EXCHANGE BUILDING CORPORATION

First: The name of the corporation is Chicago Options Exchange Building Corporation.

Second: The address of the registered office of the corporation in the State of Delaware is 100 West Tenth Street, in the City of Wilmington, County of New Castle. The name of the registered agent of the corporation at this address is The Corporation Trust Company.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

Fourth: The total number of shares of stock that the corporation is authorized to issue is one (1) share of common stock, having a par value of one dollar ($1).

Fifth: The business and affairs of the corporation shall be managed by the board of directors, who need not be elected by ballot unless required by the by-laws of the corporation.

Sixth: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the directors are expressly authorized to adopt, amend or repeal the by-laws.

Seventh: The corporation reserves the right to amend and repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

Eighth: The incorporator is Arne R. Rode, whose mailing address is as follows: Chicago Board Options Exchange Incorporated, Suite 2200, 141 West Jackson Boulevard, Chicago, Illinois 60604.

I, THE UNDERSIGNED, being the incorporator for the purpose of forming a corporation under the laws of the State of Delaware do make, file and record this Certificate of Incorporation, do certify that the facts herein stated are true, and accordingly, have hereto set my hand and seal this 7th day of August, 1980.

Arne R. Rode

Arne R. Rode

CHICAGO OPTIONS EXCHANGE BUILDING CORPORATION
BY-LAWS

ARTICLE I - STOCKHOLDERS

Section 1. Annual Meeting

An annual meeting of the stockholder, for the election of directors to succeed those whose term expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place on such date, and at such time as the board of directors shall each year fix, which date shall be within thirteen months subsequent to the later of the date of incorporation or the last annual meeting of the stockholder.

Section 2. Special Meetings

Special meetings of the stockholder, for any purpose or purposes prescribed in the notice of the meeting, may be called by the board of directors and shall be held at such place, on such date, and at such time as he shall fix.

Section 3. Notice of Meetings

Written notice of the place, date, and time of all meetings of the stockholder shall be given, not less than ten nor more than sixty days before the date on which the meeting is to be held, to the stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the General Corporation Law of the State of Delaware or the Certificate of Incorporation).

When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date, and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty days after the date for which the meeting was orginally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 4. Quorum

At any meeting of the stockholder, the holder, present in person or by proxy, shall constitute a quorum for all purposes.

If a quorum shall fail to be present at any meeting, the chairman of the meeting may adjourn the meeting to another place, date, or time.

Section 5. Organization

The president or, in his absence, the highest ranking officer of the corporation who is present shall call to order any meeting of the stockholder and act as chairman of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairman appoints.

Section 6. Conduct of Business

The chairman of any meeting of the stockholder shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him in order.

Section 7. Proxies and Voting

At any meeting of the stockholder, the holder may vote in person or by proxy authorized by an instrument in writing filed in accordance with the procedure established for the meeting.

ARTICLE II - DIRECTORS

Section 1. Number and Term of Office

The number of directors who shall constitute the whole board shall be not less than three. Each director shall be elected for a term of one year and until his successor is elected and qualified, except as otherwise provided herein or required by law.

Section 2. Quorum

A majority of board of directors shall constitute a quorum for all purposes.

Section 3. Conduct of Business

Action may be taken by the board of directors without a meeting.

Section 4. Powers

The board of directors may, except as otherwise required by law, exercise all such powers and do all such acts and things as may be exercised or done by the corporation, including, without limiting the generality of the foregoing, the unqualified power:

(1) To declare dividends from time to time in accordance with law;

(2) To purchase or otherwise acquire any property, rights or privileges on such terms as it shall determine;

(3) To authorize the creation, making and issuance, in such form as it may determine, of written obligations of every kind, negotiable or non-negotiable, secured or unsecured, and to do all things necessary in connection therewith;

(4) To remove any officer of the corporation with or without cause, and from time to time to devolve the powers and duties of any officer upon any other person for the time being;

(5) To confer upon any officer of the corporation the power to appoint, remove and suspend subordinate officers and agents;

(6) To adopt from time to time such stock, option, stock purchase, bonus or other compensation plans for directors, officers and agents of the corporation and its subsidiaries as it may determine;

(7) To adopt from time to time such insurance, retirement, and other benefit plans for directors, officers and agents of the corporation and its subsidiaries as it may determine; and,

(8) To adopt from time to time regulations, not inconsistent with these by-laws, for the management of the corporation's business and affairs.

Section 5. Compensation of Directors

The directors, as such, may receive, pursuant to resolution of the board of directors, fixed fees and other compensation for their services as directors.

ARTICLE III - OFFICERS

Section 1. Generally

The officers of the corporation shall consist of a president, a secretary, and such other officers as may from time to time be appointed by the board of directors. Each officer shall hold his office until his successor is appointed and qualified or until his earlier resignation or removal. Any number of offices may be held by the same person.

Section 2. President

The president shall be the chief executive officer of the corporation. Subject to the provisions of these by-laws, he shall have the responsibility for the general management and control of the affairs and business of the corporation and shall perform all duties and have all powers which are commonly incident to the office of the chief executive. He shall have power to sign all stock certificates, contracts and other instruments of the corporation which are authorized. He shall have general supervision and direction of all of the other officers and agents of the corporation.

Section 3. Secretary

The secretary shall issue all authorized notices for, and shall keep minutes of, all meetings of the stockholder and of the board of directors. He shall have charge of the corporate books.

The secretary also shall have the custody of all monies and securities of the corporation and shall keep regular books of account. He shall make such disbursements of the funds of the corporation as are proper and shall render from time to time an account of all such transactions and of the financial condition of the corporation.

Section 4. Delegation of Authority

The board of directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 5. Removal

Any officer of the corporation may be removed at any time, with or without cause, by the board of directors.

Section 6. Action with Respect to Securities of Other Corporations

The president shall have power to vote and otherwise act on behalf of the corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which this corporation may hold securities and otherwise to exercise any and all rights and powers which this corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE IV - INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action or suit by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit, action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, provided, however, that in the case of an action or suit by or in the right of the corporation, (a) such person shall be indemnified only to the extent of his expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement thereof and not for any judgments, fines or amounts paid in settlement and (b) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Any indemnification hereunder (unless required by law or ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in this Article. Such determination shall be made (1) by the board of directors if a majority of the directors were not parties to such action, suit or proceeding, or (2) by independent legal counsel in a written opinion, or (3) by the stockholder of the corporation.

The indemnification provided herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any statute, by-law, agreement, vote of the stockholder or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the General Corporation Law of the State of Delaware or of these By-Laws.

The corporation's indemnity of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be reduced by any amounts such person may collect as indemnification (i) under any policy of insurance purchased and maintained on his behalf by the corporation or (ii) from such other corporation, partnership, joint venture, trust or other enterprise.

Nothing contained in this Article IV, or elsewhere in these By-Laws, shall operate to indemnify any director or officer if such indemnification is for any reason contrary to law, either as a matter of public policy, or under the provisions of the federal Securities Act of 1933, the Securities Exchange Act of 1934, or any other applicable state or federal law.

For the purposes of this Article, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

ARTICLE V - STOCK

Section 1. Certificate of Stock

The stockholder shall be entitled to a certificate signed by, or in the name of the corporation by, the president and by the secretary, certifying that it owns one share. Any of or all of the signatures on the certificate may be facsimile.

Section 2. Transfer of Stock

Transfers of stock shall be made only upon the transfer books of the corporation kept at an office of the corporation or by transfer agents designated to transfer the share of stock of the corporation. Except where a certificate is issued in accordance with Section 4 of Article V of these by-laws, an outstanding certificate for the share involved shall be surrendered for cancellation before a new certificate is issued therefore.

Section 3. Record Date

The board of directors may fix a record date, which shall not be more than sixty nor less than ten days before the date of any meeting of the stockholder, nor more than sixty days prior to the time for the other action hereinafter described, as of which there shall be determined the stockholder who is entitled: to notice of or to vote at any meeting of stockholder or any adjournment thereof; to express consent to corporate action in writing without a meeting; to receive payment of any dividend or other distribution or allotment of any rights; or to exercise any rights with respect to any change, conversion or exchange of stock or with respect to any other lawful action.

Section 4. Lost, Stolen or Destroyed Certificates

In the event of the loss, theft or destruction of the certificate of stock, another may be issued in its place pursuant to such regulations as the board of directors may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

Section 5. Regulations

The issue, transfer, conversion and registration of the certificate of stock shall be governed by such other regulations as the board of directors may establish.

ARTICLE VI - NOTICES

Section 1. Notices

Whenever notice is required to be given to a stockholder, director, officer, or agent, such requirement shall not be construed to mean personal notice. Such notice may in every instance be effectively given by depositing a writing in a post office or letter box, in a postpaid, sealed wrapper, or by dispatching a prepaid telegram, addressed to such stockholder, director, officer or agent at his or her address as the same appears on the books of the corporation. The time when such notice is dispatched shall be the time of the giving of the notice.

Section 2. Waivers

A written waiver of any notice, signed by a stockholder, director, officer, or agent, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such stockholder, director, officer, or agent. Neither the business nor the purpose of any meeting need be specified in such a waiver.

ARTICLE VII - MISCELLANEOUS

Section 1. Facsimile Signatures

In addition to the provisions for the use of facsimile signatures elsewhere specifically authorized in these by-laws, facsimile signatures of any officer or officers of the corporation may be used whenever and as authorized by the president.

Section 2. Corporate Seal

The board of directors may provide a suitable seal, containing the name of the corporation, which seal shall be in the charge of the secretary.

Section 3. Reliance upon Books, Reports and Records

Each director, each member of any committee designated by the board of directors, and each officer of the corporation shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the corporation, including reports made to the corporation by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

Section 4. Fiscal Year

The fiscal year of the corporation shall be as fixed by the board of directors.

Section 5. Time Periods

In applying any provision of these by-laws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded and the day of the event shall be included.

ARTICLE VIII - AMENDMENTS

Section 1. Amendments

These by-laws may be amended or repealed by the board of directors or by the stockholder.

WRITTEN CONSENT
OF THE SOLE STOCKHOLDER OF
CHICAGO OPTIONS EXCHANGE BUILDING CORPORATION

The undersigned, being the sole stockholder of Chicago Options Building Corporation, a Delaware corporation (the "Corporation"), pursuant to Section 228 of the Delaware General Corporation Law, as amended, does hereby consent to the adoption of the following resolutions:

RESOLVED, that the following named individuals are hereby elected as the directors of the Corporation, to serve until the next annual meeting of the stockholders of the Corporation or until their respective successors are duly elected and qualified unless they shall earlier resign or be removed, and all other directors are hereby removed:

Alger B. Chapman
Thomas A. Bond
Richard G. DuFour
Charles J. Henry
Randall T. Mayne
Arnold Zousmer

FURTHER RESOLVED, that all actions taken, all contracts entered into and all matters and things done by the directors of the Corporation in the general conduct of the business of the Corporation since the last annual meeting shall be, and they hereby are, in all respects, fully approved, ratified and confirmed.

FURTHER RESOLVED, that Article II, Section 3, of the By-Laws be amended to read in its entirety as follows:

Section 3. Conduct of Business
Action may be taken by the board of directors without a meeting, if a written consent thereto is signed by all the directors and such written consent is filed with the minutes of proceedings of the board of directors. Any such written consent may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts together constituting the same consent.

This consent will have the same force and effect as the vote of the sole stockholder of the Corporation at a duly called meeting of the stockholders of the Corporation and will be filed with the minutes of the proceedings of the stockholders of the Corporation in the Corporation's minute book.

Dated as of this 9th day of January, 1990.

Chicago Board Options Exchange, Inc.
a Delaware non-stock corporation

By: [signature]
Charles J. Henry, President

CHICAGO OPTIONS EXCHANGE BUILDING CORPORATION
UNANIMOUS WRITTEN CONSENT OF DIRECTORS
IN LIEU OF A MEETING

The undersigned, being all the directors of Chicago Options Exchange Building Corporation, a Delaware corporation (the "Corporation"), pursuant to Section 141(f) of the Delaware General Corporation Law, as amended, do hereby consent to the adoption of the following resolutions:

WHEREAS, the Bylaws of the Corporation mandate (1) at Article 1, Section 1 that the Board of Directors fix a meeting date each year, and

WHEREAS, the Board of Directors believe that a perpetually fixed meeting date is in the best interest of the corporation;

NOW THEREFORE BE IT RESOLVED, that Article 1, Section 1 of the By-laws of the Corporation shall be amended as follows:

> Section 1. Annual Meeting. The annual meeting of the shareholder shall be held on the second Tuesday of January each year beginning in the year 1990, at the hour of 10:00 a.m., for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

RESOLVED, that the following named individuals are hereby elected to the respective offices of the Corporation set forth opposite each of their names, to serve until the next annual meeting of the Board of Directors of the Corporation or until their respective successors are duly elected and qualified, unless they earlier resign or are removed, and all other officers of the Corporation are hereby removed:

President	Charles J. Henry
Secretary	Richard J. Vogt
Treasurer	Alan Dean

Until further action by the board of directors of the Corporation, such officers will serve without compensation.

FURTHER RESOLVED, that all actions taken, all contracts entered into and all matters and things done by the officers of the Corporation in the general conduct of the business of the Corporation since the last annual meeting shall be, and they hereby are, in all respects, fully approved, ratified and confirmed.

Dated as of the 9th day of January, 1990.

Alger B. Chapman

Thomas A. Bond

Richard G. DuFour

Charles J. Henry

Randal T. Mayne

Arnold Zousmer

Being all of the Directors of the Corporation

Dated as of the 9th day of January, 1990.

Alger B. Chapman	Thomas A. Bond
Richard G. DuFour	Charles J. Henry
Randal T. Mayne	Arnold Zousmer

Being all of the Directors of the Corporation

Dated as of the 9th day of January, 1990.

______________________ Alger B. Chapman	______________________ Thomas A. Bond
/s/ Richard G. DuFour Richard G. DuFour	______________________ Charles J. Henry
______________________ Randal T. Mayne	______________________ Arnold Zousmer

Being all of the Directors of the Corporation

Dated as of the 9th day of January, 1990.

Alger B. Chapman	Thomas A. Bond
Richard G. DuFour	Charles J. Henry
Randal T. Mayne	Arnold Zousmer

Being all of the Directors of the Corporation

Dated as of the 9th day of January, 1990.

Alger B. Chapman	Thomas A. Bond
Richard G. DuFour	Charles J. Henry
Randall T. Mayne	Arnold Zousmer

Being all of the Directors of the Corporation

Dated as of the 9th day of January, 1990.

Alger B. Chapman	Thomas A. Bond
Richard G. DuFour	Charles J. Henry
Randal T. Mayne	Arnold Zousmer

Being all of the Directors of the Corporation

AA CBOE, LLC

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS ON FILE OF "CBOE, LLC" AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF FORMATION, FILED THE TWENTY-SECOND DAY OF AUGUST, A.D. 2001, AT 9 O'CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE AFORESAID LIMITED LIABILITY COMPANY, "CBOE, LLC".

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3428619 8100H | *AUTHENTICATION: 7008809*

081173882 | *DATE: 12-08-08*

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 08/22/2001
010415452 - 3428619

CERTIFICATE OF FORMATION

OF

CBOE, LLC

1. The name of the limited liability company is CBOE, LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. This Certificate of Formation shall be effective upon the date of filing.

IN WITNESS WHEREOF, the undersigned duly authorized person has executed this Certificate of Formation of CBOE, LLC this 22nd day of August, 2001.

Matthew G. Galo, Organizer

FOURTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

CBOE, LLC

THE UNDERSIGNED is executing this Fourth Amended and Restated Limited Liability Company Agreement (this "Agreement") for the purpose of amending and restating the Third Amended and Restated Limited Liability Company Agreement of CBOE, LLC (the "Company"), dated as of February 8, 2011, pursuant to the provisions of the Delaware Limited Liability Company Act (6 Del.C. §§ 18-101, et seq.) (the "Act"), and does hereby certify and agree as follows:

Section 1. Name. The name of the Company shall be "CBOE, LLC" or such other name as the Board of Directors (as defined below) may from time to time hereafter designate.

Section 2. Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

Section 3. Offices. (a) The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board of Directors may from time to time designate.

(b) The registered office of the Company in the State of Delaware shall be located at The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

Section 4. Member. The sole Member (the "Member") of the Company is CBOE Holdings, Inc.

Section 5. Term. The term of the Company commenced on the date of filing of the Certificate of Formation of the Company in accordance with the Act and shall continue until dissolution of the Company in accordance with the Act or Section 12 of this Agreement.

Section 6. Management of the Company. (a) The Member hereby exclusively vests the power to manage, operate and set policies for the Company in a management board of directors (the "Board of Directors"). The Board of Directors of the Company shall consist of the Chief Executive Officer and President ("Directors") of the

Member, as the persons in the foregoing offices of the Member may change from time to time. The Chairman of the Board of Directors of the Company shall be the individual serving as Chief Executive Officer of the Member from time to time. Each Director is hereby designated as a "manager" of the Company within the meaning of the Act. Meetings of the Board of Directors shall be held at the principal place of business of the Company or at any other place that the Chairman of the Board of Directors may determine from time to time. Members of the Board of Directors may participate in such meetings by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting. The presence of at least 50% of the Directors shall constitute a quorum for the transaction of business; provided that a quorum shall not exist unless at least two Directors are present. Meetings shall be held in accordance with the schedule established by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors, and shall be called by the Secretary upon the written request of any two Directors. The Secretary shall give at least one hour's notice of such meeting to each Director. Decisions of the Board of Directors shall require the approval of a majority of the Directors present at a meeting. The Board of Directors also may make decisions, without holding a meeting, by written consent of all of the Directors. Any such written consent may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts together constituting the same consent. The Board of Directors may establish such other rules and procedures for its deliberations as it may deem necessary or desirable. Directors may be removed from, and substitute or additional Directors may be appointed to, the Board of Directors, at any time by the Member.

(b) The Board of Directors shall have the power by itself or through agents, and shall be authorized and empowered on behalf and in the name of the Company, to carry out all of the objects and purposes of the Company and to perform all acts and enter into and perform all acts and other undertakings that it may in its discretion deem necessary or advisable in that regard, in each case in accordance with the provisions of this Agreement. A Director acting individually in his or her capacity shall have the power to act for or bind the Company to the extent authorized to do so by the Board of Directors. The Chairman of the Board of Directors, the President and the Secretary are each hereby designated as authorized persons, within the meaning of the Act, to execute and file any amendments to, or restatements of, the Certificate of Formation with the Secretary of State of the State of Delaware and any applicable filings as a foreign limited liability company in any State where such filings may be necessary or desirable. The Board of Directors may confer upon any officer of the Company elected in accordance with paragraph (c) below, any of the powers of the Board of Directors set forth in this Agreement.

(c) The Board of Directors shall have the power to elect such officers of the Company as it may deem necessary or appropriate from time to time. All officers of the Company elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen. Any officer may be removed from office at any time either with or without cause by the

Chairman of the Board of Directors, the President or the affirmative vote of a majority of the Directors then in office. Each of the officers of the Company shall have the powers and duties prescribed by the Board of Directors and, unless otherwise prescribed by the Board of Directors, shall have such further powers and duties as ordinarily pertain to that office.

Section 7. Liability; Exculpation and Indemnification

(a) Except as otherwise expressly required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and the Member, Directors, officers, employees and agents of the Company shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Director, officer, employee or agent of the Company.

(b) Neither the Member nor any Director nor any Officer nor member of a committee of the Company (a "Covered Person") shall be liable to the Company or any other person or entity who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred if such Covered Person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law.

(c) The Company shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any Covered Person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a Covered Person, or, while a Covered Person, is or was serving at the request of the Company as a Director or Officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section (d) of this Section 7, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Company.

(d) Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; provided, however, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 7.

(e) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Section 7 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(f) The provisions of this Section 7 shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 7 is in effect, and any repeal or modification of any applicable law or of this Section 7 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(g) Persons not expressly covered by the foregoing provisions of this Section 7, including without limitation those (*x*) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another Company, partnership, joint venture, trust or other enterprise, or (*y*) who are or were directors, officers, employees or agents of a constituent Company absorbed in a consolidation or merger in which the Company was the resulting or surviving Company, or who are or were serving at the request of such constituent Company as directors, officers, employees or agents of another Company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Board of Directors. The Board of Directors may also enter into separate and/or additional documents with any Covered Person or any other person which may have the effect of granting additional indemnification rights, and/or establishing additional rights, or altering or supplementing the terms of this Section without the consent of any other person.

(h) The rights conferred on any Covered Person by this Section 7 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(i) The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another Company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other Company, partnership, joint venture, trust, enterprise or non-profit entity.

(j) Any repeal or modification of the foregoing provisions of this Section 7 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(k) The Company may purchase and maintain insurance, at its expense, to protect itself and any Member, Director, Officer, manager, trustee, employee or agent of the Company or another Company, or of a partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Section 7), whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

Section 8. Capital Contributions. The Member may make capital contributions to the Company in such amounts and at such times as it deems necessary or appropriate in its sole discretion.

Section 9. Assignments of Member's Interest. The Member may assign all, but not part, of its interest to any of its affiliates.

Section 10. Distributions. Distributions of cash or other assets of the Company shall be made at such time and in such amounts as the Member, by itself or through a power of attorney, or the Board of Directors may determine.

Section 11. Return of Capital. The Member has no right to receive, but the Board of Directors has absolute discretion to make, any distributions to the Member which include a return of all or any part of the Member's capital contribution; provided that upon the dissolution of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

Section 12. Dissolution. The Company shall be dissolved and its affairs wound up and terminated upon the determination of the Board of Directors or upon the consent of the Member to dissolve the Company. Such dissolution and winding up shall be carried out in accordance with the Act.

Section 13. Fiscal Year. The fiscal year of the Company shall be the twelve month period ending on December 31 of each year.

Section 14. Amendments. This Agreement may be amended only upon the written consent of the Member.

Section 15. Governing Law. This Agreement and the rights and obligations of the parties hereto shall be subject to, and governed by, the laws of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has duly executed this Fourth Amended and Restated Limited Liability Company Agreement as of November 1, 2011.

CBOE Holdings, Inc.,
a Delaware stock corporation

By: ______________________
Name: Edward T. Tilly
Title: President and Chief Operating Officer

BB CBOE III, LLC

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "CBOE III, LLC", FILED IN THIS OFFICE ON THE SECOND DAY OF MAY, A.D. 2014, AT 5:32 O'CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5527267 8100

AUTHENTICATION: 1342103

140557728

DATE: 05-05-14

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:34 PM 05/02/2014
FILED 05:32 PM 05/02/2014
SRV 140557728 - 5527267 FILE

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

This Certificate of Formation of CBOE III, LLC (the "Company"), dated as of May 2, 2014, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §§ 18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is CBOE III, LLC.

SECOND. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

THIRD. The name and address of the registered agent for service of process on the Company in the State of Delaware are The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Carlen C. Sellers
Name: Carlen C. Sellers
Title: Authorized Person

EXECUTION COPY

OPERATING AGREEMENT
OF
CBOE III, LLC

This Operating Agreement (this "Agreement") of CBOE III, LLC (the "Company"), dated as of May 13, 2014, is entered into by CBOE Holdings, Inc., a Delaware corporation (the "Member").

A. The Member formed the Company on May 2, 2014, by causing a certificate of formation (the "Certificate of Formation") to be filed with the Secretary of State of the State of Delaware, pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 *et seq.*, as the same may be amended from time to time (the "Act");

B. Concurrently with the execution and delivery of this Agreement, the Member is making a cash contribution of one million dollars ($1,000,000) to the capital of the Company, in exchange for all of the membership interests in the Company; and

C. The Member deems a limited liability company agreement to be necessary and advisable to set out its agreement as to the conduct of business and the affairs of the Company and desires to enter into this Agreement;

NOW, THEREFORE, in consideration of the premises contained herein and each party intending to be legally bound, the Member and the Company agree as follows:

1. Name. The name of the limited liability company is CBOE III, LLC.

2. Purpose. The purpose of the Company shall be to engage in any lawful act or activity for which limited liability companies may be organized under the Act as determined by the Board of Directors (as defined herein).

3. Formation. The filing of the Certificate of Formation of the Company with the Secretary of State of the State of Delaware on May 2, 2014 pursuant to the Act is hereby ratified and approved.

4. Offices. The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, the same location as the principal place of business and office of the sole Member or such other place or places as the Board of Directors my from time to time designate.

5. Registered Agent and Office. The name of the Company's registered agent is The Corporation Trust Company, and the address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The Board of Directors may, at any time, designate another registered agent and/or registered office of the Company and may amend this Agreement and the Certificate of Formation of the Company to reflect such designation without the consent of the Member or any other person or entity.

6. Member. The Member is the sole member of the Company and shall be shown as such on the books and records of the Company. No other person shall be admitted as a member of the Company, and no additional interest in the Company shall be issued, without appropriate amendments to this Agreement, approved by the Member.

7. Management of the Company.

(a) The Member hereby exclusively vests the power to manage, operate and set policies for the Company in a management board of directors (the "Board of Directors"). The number of persons constituting the Board of Directors shall be fixed from time to time by the Member, and the Board of Directors shall consist of individuals elected by the Member ("Directors"). Directors shall hold office for such term as may be determined by the Member or until their respective successors are chosen. Directors may be removed from, and substitute or additional Directors may be appointed to, the Board of Directors, at any time by the Member. Each Director is hereby designated as a "manager" of the Company within the meaning of the Act.

(b) Meetings of the Board of Directors shall be held at the principal place of business of the Company or at any other place that the president of the Company may determine from time to time. Members of the Board of Directors may participate in such meetings by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting. The presence of at least 50% of the Directors then in office shall constitute a quorum for the transaction of business; provided that a quorum shall not exist unless at least two Directors are present. Meetings shall be held in accordance with the schedule established by the Board of Directors. Special meetings of the Board of Directors may be called by the president of the Company and shall be called by the president or the secretary of the Company upon the written request of any two Directors. The president or the secretary of the Company shall give at least one hour's notice of such meeting to each Director.

(c) The act of a majority of the Directors present at any meeting of the Board of Directors at which there is a quorum shall be the act of the Board of Directors. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting and without prior notice if written consents, setting forth the action so taken, are executed by the members of the Board of Directors representing the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all members of the Board of Directors permitted to vote were present and voted. Any such written consents may be executed in any number of counterparts, with each such counterpart being deemed to be an original instrument, and all such counterparts together constituting the same consent. The Board of Directors may establish such other rules and procedures for its deliberations as it may deem necessary or desirable.

(d) The Board of Directors shall have the power by itself or through agents, and shall be authorized and empowered on behalf and in the name of the Company, to carry out all of the objects and purposes of the Company and to perform all acts and enter into and perform all acts and other undertakings that it may in its discretion deem necessary or advisable in that regard, in each case in accordance with the provisions of this Agreement. A Director acting

individually in his or her capacity shall have the power to act for or bind the Company to the extent authorized to do so by the Board of Directors. The Board of Directors may confer upon any officer of the Company elected in accordance with paragraph (e) below, any of the powers of the Board of Directors set forth in this Agreement.

(e) The officers of the Company shall be designated by the Board of Directors. The Board of Directors shall have the power to elect such additional or successor officers of the Company and assign titles to such officers as it may deem necessary or appropriate from time to time. All officers of the Company elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen. Any officer may be removed from office at any time either with or without cause by the president of the Company or the affirmative vote of a majority of the Directors then in office. Each of the officers of the Company shall have the powers and duties prescribed by the Board of Directors and, unless otherwise prescribed by the Board of Directors, if the title assigned to an officer is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office.

8. Initial Capital Contribution and Interests. Concurrently with the execution and delivery of this Agreement, the Member is contributing one million dollars ($1,000,000) to the Company as an initial capital contribution to the Company in exchange for 100% of the membership interests in the Company.

9. Additional Contributions. The Member is not required to make additional capital contributions to the Company. All capital contributions shall be made at the option of the Member and shall be made as and when the Member deems appropriate.

10. Allocation of Profits and Losses. All of the Company's profits and losses shall be allocated to the Member.

11. Distributions. The Company may distribute funds or other assets to the Member at such times and in such amounts as the Board of Directors may determine. In determining the amount of funds to distribute pursuant to this Section 11, the Board of Directors may consider such factors as the need to allocate funds to any reserves for Company contingencies or any other Company purposes that the Board of Directors reasonably deems necessary or appropriate. The Company shall not make a distribution to the Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

12. Return of Capital. The Member has no right to receive, but the Board of Directors has absolute discretion to make, subject to the Act, any distributions to the Member which include a return of all or any part of the Member's capital contribution; provided that upon the dissolution of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

13. Dissolution. The Company shall be dissolved and its affairs wound up upon the first to occur of the following events: (i) the determination of the Board of Directors to

dissolve the Company; (ii) the written consent of the Member to dissolve the Company; (iii) at any time there are no members of the Company, unless the Company is continued in accordance with the Act; or (iv) when required by a decree of judicial dissolution entered under Section 18-802 of the Act. Such dissolution and winding up shall be carried out in accordance with the Act. The bankruptcy (as defined in the Act) of the Member shall not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event, the Company shall continue without dissolution.

14. Winding Up of Company. Upon dissolution, the Company's business shall be liquidated in an orderly manner. The Board of Directors shall act as the liquidator to wind up the affairs of the Company pursuant to this Agreement. In performing its duties, the Board of Directors is authorized to sell, distribute, exchange or otherwise dispose of the assets of the Company in accordance with the Act and in any reasonable manner that the Board of Directors shall determine. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company shall have been distributed to the Member in the manner provided for in this Agreement and (ii) the Certificate of Formation of the Company shall have been canceled in the manner required by the Act.

15. No Certification of Interests. The membership interests in the Company shall not be certificated.

16. Liability; Exculpation and Indemnification.

(a) Except as otherwise expressly required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and the Member, Directors, officers, employees and agents of the Company shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Director, officer, employee or agent of the Company.

(b) Neither the Member nor any Director nor any officer nor member of a committee of the Company (a "Covered Person") shall be liable to the Company or any other person or entity who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred if such Covered Person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law.

(c) The Company shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any Covered Person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a Covered Person, or, while a Covered Person, is or was serving at the request of the Company as

a director or officer, employee or agent of another company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section (d) of this Section 16, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.

(d) Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; provided, however, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 16.

(e) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Section 16 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(f) The provisions of this Section 16 shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 16 is in effect, and any repeal or modification of any applicable law or of this Section 16 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(g) Persons not expressly covered by the foregoing provisions of this Section 16, including without limitation those (i) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another company, partnership, joint venture, trust or other enterprise, or (ii) who are or were directors, officers, employees or agents of a constituent company absorbed in a consolidation or merger in which the Company was the resulting or surviving company, or who are or were serving at the request of such constituent company as directors, officers, employees or agents of another company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced

expenses to the extent authorized at any time or from time to time by the Board of Directors. The Board of Directors may also enter into separate and/or additional documents with any Covered Person or any other person which may have the effect of granting additional indemnification rights, and/or establishing additional rights, or altering or supplementing the terms of this Section without the consent of any other person.

(h) The rights conferred on any Covered Person by this Section 16 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(i) The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other company, partnership, joint venture, trust, enterprise or non-profit entity.

(j) Any repeal or modification of the foregoing provisions of this Section 16 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(k) The Company may purchase and maintain insurance, at its expense, to protect itself and any Member, Director, officer, manager, trustee, employee or agent of the Company or, at its request, as a director, officer, employee or agent of another company, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Section 16), whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

17. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principals), all rights and remedies being governed by such laws.

18. Application for Admission to Transact Business. Promptly following the execution of this Agreement, the Member shall file, on behalf of the Company, in accordance with applicable law, an application to transact business as a foreign limited liability company in the State of Illinois and in any other jurisdiction where the Member deems such a filing or similar filing to be appropriate.

19. Fiscal Year. The fiscal year of the Company shall end on December 31.

20. Modification, Waiver or Termination. Except as otherwise provided in Section 5, no modification, waiver or termination of this Agreement, or any part hereof, shall be effective unless made in writing and signed by the Member.

21. Benefits of Agreement. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or of any other person not a party to this Agreement.

22. Headings. The titles of Sections of this Agreement are for convenience of reference only and shall not define or limit any of the provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first written above.

MEMBER:
CBOE HOLDINGS, INC.

By: [signature]
Name: Edward T. Tilly
Title: Chief Executive Officer

09865-0343
CH2\14669665.3

CC CBOE V, LLC

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "CBOE V, LLC", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF SEPTEMBER, A.D. 2016, AT 6:44 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6152929 8100
SR# 20165927233

Authentication: 203051510
Date: 09-23-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:44 PM 09/23/2016
FILED 06:44 PM 09/23/2016
SR 20165927233 - File Number 6152929

CERTIFICATE OF FORMATION

OF

CBOE V, LLC

This Certificate of Formation of CBOE V, LLC (the "LLC") is being duly executed and filed by CBOE HOLDINGS, INC. to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101 et seq.) (the "LLC Act").

1. The name of the limited liability company formed hereby is CBOE V, LLC.

2. The address of the registered office of the LLC in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3. The LLC shall provide indemnification for members of its board of directors (the "Board of Directors"), members of committees of the Board of Directors and of other committees of the LLC, and its officers, and the LLC may provide indemnification for its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the LLC, in each case to the maximum extent permitted by the LLC Act; *provided, however*, that the LLC may limit the extent of such indemnification by individual contracts with its directors and officers; and, *provided, further*, that the LLC shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the LLC or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors or (iii) such indemnification is provided by the LLC, in its sole discretion, pursuant to the powers vested in the LLC under the LLC Act; and

4. This Certificate of Formation shall be effective upon filing.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of CBOE V, LLC this 23rd day of September, 2016.

CBOE HOLDINGS, INC.

Joanne Moffic-Silver
General Counsel and Secretary

LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

OF

CBOE V, LLC

(a Delaware limited liability company)

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "Agreement") is executed as of September 25, 2016 by CBOE Holdings, Inc. (the "Member"). The Member, intending to be legally bound, hereby states the terms of its agreement as to the affairs of, and the conduct of the business of, CBOE V, LLC, a limited liability company (the "Company"), as follows:

ARTICLE I
FORMATION, PURPOSE AND DEFINITIONS

1.1 **Establishment of Limited Liability Company**. The Member has caused a limited liability company to be established and organized as of September [__], 2016 pursuant to and in accordance with the Delaware Limited Liability Company Act (6 Del.C. §18-101, et seq.), as amended from time to time (the "LLC Act"), to carry on a business for profit. The Member is hereby admitted to membership in the Company, and, as provided in Section 5.2, until this Agreement is amended appropriately to contemplate the admission of additional members and their right to participate in the Company's business, the Member shall be the sole member of the Company.

1.2 **Name**. The name of the Company is CBOE V, LLC. The Company may conduct its activities under any other permissible name designated by the Board of Directors (as defined in Section 4.1(a) below).

1.3 **Registered Office of the Company**. The registered office of the Company in the State of Delaware shall be the location stated in the Company's Certificate of Formation filed with the Secretary of State of the State of Delaware. The Board of Directors may, from time to time, change such registered agent and registered office, by appropriate filings as required by law.

1.4 **Purpose**. Subject to the provisions of this Agreement, the purpose of the Company is (i) to operate directly or indirectly one or more national securities exchanges, (ii) to operate directly or indirectly one or more facilities of a national securities exchange, (iii) to operate directly or indirectly one or more "self-regulatory organizations" (each, an "SRO") as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (iv) to engage in any other business or activity in which a limited liability company organized under the LLC Act may lawfully engage and not otherwise prohibited by other applicable law, including the Exchange Act. The Company shall have the authority to do all things necessary or advisable in order to accomplish such purposes.

1.5 **Duration**. Unless the Company shall be earlier dissolved in accordance with Article VII, it shall continue in existence in perpetuity.

1.6 **Other Activities of Member**. The Member may engage in or possess an interest in other business ventures of any nature, whether or not similar to or competitive with the activities of the Company.

ARTICLE II
CAPITAL CONTRIBUTIONS

2.1 **Capital Contributions**. The Member has previously made one or more capital contributions to the Company. The receipt by the Member from the Company of any distributions whatsoever (whether pursuant to Section 3.1 or otherwise and whether or not such distributions may be considered a return of capital) shall not increase the Member's obligations under this Section 2.1.

2.2 **Additional Capital Contributions**. The Member may, but shall not be required to, make additional capital contributions to the Company.

2.3 **Loans**. If the Member makes any loans to the Company, or advances money on the Company's behalf, the amount of any such loan or advance shall not be deemed an increase in, or contribution to, the capital contribution of the Member. If the Company makes any loans to the Member, or advances money on the Member's behalf, the amount of any such loan or advance shall not be deemed a decrease in capital of the Member or a distribution to the Member. Interest shall accrue on any such loan or advance at an annual rate agreed to by the Company and the Member (but not in excess of the maximum rate allowable under applicable usury laws).

2.4 **Record of Membership Interest**. The Directors shall cause accurate records of the membership interests to be maintained. Membership interests need not be certificated.

ARTICLE III
DISTRIBUTIONS

3.1 **Distributions**. The Company shall make distributions to the Member at the times and in the manner that the Board of Directors deems appropriate and as permitted by law.

ARTICLE IV
RIGHTS AND DUTIES OF THE DIRECTORS AND MEMBER

4.1 **Management**.

(a) The business and affairs of the Company shall be managed by a board of directors (the "Board of Directors") elected by the Member.

(b) Except for situations in which the approval of the Member is expressly required by this Agreement or by non-waivable provisions of applicable law, the Board of Directors shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. Each Director shall be an agent of the Company and shall have the right, power and authority to transact any business in the name of the Company to the degree authorized by the Board of Directors and to act for or on behalf of or to bind the Company to the degree authorized by the Board of Directors. Nothing contained in this Agreement shall require any person to inquire into the authority of the Directors to execute and deliver any document on behalf of the Company or to bind the Company pursuant to such document.

4.2 **Certain Powers of Board of Directors**. Without limiting the generality of Section 4.1 above, the Board of Directors shall have power and authority to cause the Company, in its own name:

(a) To purchase, lease or otherwise acquire or obtain the use of staff and personnel, and material, and other types of real and personal property that may be deemed necessary or desirable in connection with carrying on the business of the Company;

(b) To purchase liability, errors and omissions and other insurance to protect the Company's property and business;

(c) To invest any Company funds (by way of example but not limitation) in time deposits, short-term government obligations, commercial paper, money market mutual funds or other similar investments, including the lending of funds to the Member;

(d) To receive capital contributions from the Member;

(e) To establish a record date with respect to all actions to be taken hereunder that require a record date to be established, including with respect to allocations and distributions;

(f) To open, maintain and close bank accounts and establish accounts for the

Company and draw checks and other orders for the payment of money, and pay the Company's operating expenses in the ordinary course of the Company's business;

(g) To execute all instruments and documents, including the following: checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments; bills of sale; leases; partnership agreements; operating agreements of other limited liability companies; and any other instruments or documents necessary, in the opinion of the Board of Directors, to the business of the Company;

(h) To enter into any and all other agreements on behalf of the Company, with any other person for any purpose, in such forms as the Board of Directors may approve;

(i) To employ or engage property managers, brokers, finders, accountants, legal counsel, investment bankers, managing agents or other experts or employees or agents to perform services for the Company and to compensate them from Company funds;

(j) To make distributions in accordance with Section 3.1 above;

(k) To furnish the Member with information relating to the Company;

(l) To prepare, or cause to be prepared, and file, on behalf of the Company, any required tax returns and to make any available or necessary elections in connection therewith; and

(m) To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized by this Agreement or by the Board of Directors of the Company, no attorney-in-fact, employee, or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose; provided, however, that the officers of the Company shall have the authority to bind the Company in a manner customary for their respective offices.

4.3 **Contracts with Affiliates**. The Board of Directors may cause the Company to enter into contracts relating to any of the transactions described in Section 4.2 above with the Member or any direct or indirect subsidiary of the Member.

4.4 **Number, Tenure and Qualifications of Directors**. The number of, and members of, the Board of Directors shall be determined by the Member. Each Director shall hold office until the next annual meeting of the Member and, if later, until a qualified successor has been duly elected and qualified as provided herein, or until the Director's earlier death, resignation or removal. Directors need not be Members or residents of the State of Delaware but must be natural persons.

4.5 **<u>Meetings of the Board of Directors; Action by the Board of Directors</u>.**

(a) <u>Frequency and Place of Meetings</u>. The Board of Directors shall meet as often as is necessary or desirable to carry out its functions on such dates and times as the Board of Directors may determine from time to time. Meetings of the Board of Directors shall be held within or outside the State of Delaware as may be designated from time to time by the Board of Directors. Notice of the date, time and purpose of each regular and special meeting shall be delivered personally or by telephone to each Director or sent by first class mail, electronic mail or facsimile transmission, charges prepaid, addressed to such Director at such Director's mailing or electronic mail address or facsimile address or number as appears on the records of the Company at least two business days prior to the date scheduled for a meeting. A Director may waive the requirement of notice of a meeting either by attending a meeting for which notice was not given or executing a written waiver before or after such meeting.

(b) <u>Action by Written Consent</u>. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken shall be signed by the Directors having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.

(c) <u>Quorum; Attendance by Telephone; Vote</u>. The presence of a majority of the Directors shall be necessary to constitute a quorum for the transaction of business, and the acts of a majority of the Directors present and voting at a meeting at which a quorum is present shall be the acts of the Board of Directors. Any one or all of the Directors may participate in a meeting of the Board of Directors by means of a conference telephone or similar communication device that allows all persons participating in the meeting to simultaneously hear each other during the meeting, and such participation in the meeting shall be equivalent of being present in person at such meeting. For each Board of Directors decision, each Director shall have one vote. There shall not be classes of Directors. Unless otherwise provided in this Agreement, on any matter that is to be voted on by Directors, the Directors may vote in person or by proxy.

(d) <u>Records</u>. The Company shall maintain permanent written records of all actions taken by the Directors pursuant to any provision of this Agreement, including minutes of all meetings of the Board of Directors and copies of all actions taken by written consent of the Directors.

4.6 **<u>Directors Have No Exclusive Duty to the Company</u>.** The Directors shall not be required to manage the Company as their sole and exclusive function, and they may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Directors or to the income or proceeds derived from such investments or activities. The Directors shall incur no liability to the Company or to any Member as a result of engaging in any other business or venture.

4.7 **Officers**. The Company may have such officers and agents with such respective rights and duties as the Directors may from time to time determine. The Directors may delegate to one or more agents, officers, employees or other persons (who shall not be deemed "Directors" within the meaning of the LLC Act) any and all powers to manage the Company that the Directors possess under this Agreement and the LLC Act. The officers shall serve at the pleasure of the Board of Directors and until their qualified successor or successors shall be duly elected and qualified or until their earlier death, resignation or removal. The officers, in the performance of their duties as such, shall owe to the Company duties of loyalty and care of the type owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of Delaware.

4.8 **Resignation of Directors**. Any Director of the Company may resign at any time by giving written notice to the Member and the secretary of the Company, if any, and, if not, to the other remaining Directors. The resignation of any Director shall take effect upon receipt of that notice or at such later time as shall be specified in the notice; and, unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Director shall not constitute the withdrawal of the Member.

4.9 **Vacancies in the Board of Directors**. In the event that a vacancy occurs for any reason in the Board of Directors of the Company, a special meeting of the Member may be called by the Member for the purpose of electing a Director to fill such vacancy in accordance with Section 4.4 above. In the absence of such a special meeting, any vacancy in the Board of Directors shall be filled in accordance with Section 4.4 above at the next annual meeting of the Member.

4.10 **Compensation of Directors and Others**. The Directors shall not be entitled to receive compensation for their services as Directors. The Member acknowledges that one or more Directors may act in various capacities with respect to the Company and that, in exchange for services rendered in connection with the Company (other than services relating to the Board of Directors), the Directors and companies and persons affiliated with them may receive such fees and compensation as are fixed by the Board of Directors, with the approval of the Member. The Board of Directors expressly reserves the right to contract for management, consulting or other services with an affiliated or unaffiliated company; provided that any such contracts shall be subject to the provisions of Section 4.3 above (if any) and that fees and other compensation paid to affiliates of a Director may not exceed market rates for similar services in the same region.

4.11 **Voting Powers of Member.**

(a) General Rules. The Member, as such, shall not have any voting rights or take any part in the day-to-day management or conduct of the business of the Company, nor shall the Member have any right or authority to act for or bind the Company. Actions and decisions that do require the approval of the Member pursuant to any provision of this Agreement or applicable law may be authorized or made by affirmative vote of the Member. Such vote may be taken at a meeting of the Member or by written consent without a meeting.

(b) Meetings. An annual meeting of the Member may be held for the purpose of electing Directors and conducting such additional business as shall properly come before the meeting in each calendar year. The Board of Directors shall, by resolution, set the date, time and location of any such annual meeting. In addition, Member may call a meeting to consider approval of an action or decision under any provision of this Agreement.

(c) Action by Written Consent. Any action required or permitted to be taken at a meeting of the Member may be taken without a meeting if, prior or subsequent to the action, a written consent in lieu of a meeting, setting forth the action so taken or to be taken shall be signed by such Member.

(d) Records. The Company shall maintain permanent written records of all actions taken by the Member pursuant to any provision of this Agreement, including minutes of all meetings of the Member and copies of all actions taken by written consent of the Member.

ARTICLE V
TRANSFER OF MEMBERSHIP INTERESTS

5.1 **General Restriction**. For so long as the Company shall control, directly or indirectly, a subsidiary (each, an "Exchange Subsidiary") that is registered with the Securities and Exchange Commission (the "SEC") as a national securities exchange as provided in Section 6 of the Securities Exchange Act of 1934 (the "Exchange Act"), except for sales, assignments, transfers, conveyances, gifts, exchanges and dispositions to affiliates of the Member that agree to be bound by the terms of this Agreement, the Member may not sell, assign, transfer, convey, gift, exchange or otherwise dispose of any or all of its membership interest in the Company except pursuant to an amendment of this Agreement, which shall not be effective until filed with and approved by the U.S. Securities and Exchange Commission (the "SEC") under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC or otherwise, as the case may be. After such amendment is effective, upon receipt by the Company of a written agreement executed by the person or entity to whom such membership interests are to be transferred agreeing to be bound by the terms of this Agreement, such person shall be admitted as a member of the Company.

5.2 **Admission of Members**. Until and unless this Agreement is appropriately amended to contemplate the admission of additional members, the Company shall at all times have only one Member. New members shall be admitted only upon the approval of the Member and pursuant to an amendment to this Agreement, which, for so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, shall not be effective until filed with and approved by the SEC under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC or otherwise.

ARTICLE VI
DISSOCIATION OF THE MEMBER

6.1 **Dissociation**. The Member shall not be entitled voluntarily to withdraw, resign or dissociate from the Company or assign its membership interest prior to the dissolution and winding-up of the Company, and any attempt by the Member to do so shall be ineffective; provided, however, that "permitted transfers" under Section 5.1 above shall not be a violation of this Section 6.1.

ARTICLE VII
DISSOLUTION AND LIQUIDATION

7.1 **Events Triggering Dissolution**. The Company shall dissolve and commence winding up and liquidation upon the first to occur of any of the following ("Liquidating Events"):

(a) the written consent of the Member; or

(b) the entry of a decree of judicial dissolution under Section 18-802 of the LLC Act.

The Company shall not be dissolved for any other reason, including, the Member's becoming bankrupt or executing an assignment for the benefit of creditors, and any such bankruptcy or assignment (unless a "permitted transfer" under Section 5.1 above) shall not effect a transfer of any portion of Member's membership interest in the Company.

7.2 **Liquidation**. Upon dissolution of the Company in accordance with Section 7.1 above, the Company shall be wound up and liquidated by the Member or by a liquidating Director selected by the Board of Directors. The proceeds of such liquidation shall be applied and distributed in the following order of priority:

(a) to creditors, including the Member if it is a creditor, in the order of priority as established by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof) other than liabilities for which reasonable provision for payment has been made and liabilities for distributions to the Member under the LLC Act; and then

(b) to the setting up of any reserves in such amount and for such period as shall be necessary to make reasonable provisions for payment of all contingent, conditional or unmatured claims and obligations known to the Company and all claims and obligations known to the Company but for which the identity of the claimant is unknown; and then

(c) to the Member, which liquidating distribution may be made to the Member in cash or in kind, or partly in cash and partly in kind.

7.3 **Certificate of Dissolution**. Upon the dissolution of the Company and the completion of the liquidation and winding up of the Company's affairs and business, the Board of Directors or the liquidating Director shall on behalf of the Company prepare and file a certificate of dissolution with the Secretary of State of the State of Delaware, if and as required by the LLC Act. When such certificate is filed, the Company's existence shall cease.

ARTICLE VIII
ACCOUNTING AND FISCAL MATTERS

8.1 **Fiscal Year**. The fiscal year of the Company shall be the calendar year.

8.2 **Method of Accounting**. The Member shall select a method of accounting for the Company as deemed necessary or advisable and shall keep, or cause to be kept, full and accurate records of all transactions of the Company in accordance with sound accounting principles consistently applied.

8.3 **Financial Books and Records**. All books of account shall, at all times, be maintained in the principal office of the Company or at such other location as specified by the Member.

8.4 **Books and Records Relating to the Self-Regulatory Function of the Exchange Subsidiaries**.

(a) To the fullest extent permitted by law, all books and records of an Exchange Subsidiary reflecting confidential information pertaining to the self-regulatory function of an Exchange Subsidiary (including disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Company, and the information contained in those books and records, shall be retained in confidence by the Company, the Member, and the officers, employees and agents of the Company. Notwithstanding the foregoing sentence, nothing herein shall be interpreted so as to limit or impede the rights of the SEC or an Exchange Subsidiary to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of the Member or any officer, employee or agent of the Company to disclose such information to the SEC or an Exchange Subsidiary.

(b) To the extent they are related to the operation or administration of an Exchange Subsidiary, the books, records, premises, officers, agents, and employees of the Company shall be deemed to be the books, records, premises, officers, agents and employees of such Exchange

Subsidiary for the purposes of, and subject to oversight pursuant to, the Exchange Act. For so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, the Company's books and records shall be subject at all times to inspection and copying by the SEC and the applicable Exchange Subsidiary; provided that such books and records are related to the operation or administration of an Exchange Subsidiary.

ARTICLE IX
INDEMNIFICATION

9.1 **Liability of Officers and Directors; Limits**. No Director or officer of the Company shall be liable to the Company or to any Member for any loss or damage sustained by the Company or to any Member, unless the loss or damage shall have been the result of the conduct described in (a), (b) or (c), below, (any such conduct, "Improper Conduct"):

(a) gross negligence, fraud or intentional misconduct, bad faith or knowing violation of law by such Director or officer;

(b) a breach of the duty of loyalty of such Director or officer to the Company or the Member; or

(c) a transaction from which such Director or officer derived an improper personal benefit,

it being understood that Section 4.6 above shall continue to apply.

9.2 **Limited Liability**. Except as otherwise provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member, Director or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Director or officer of the Company. The Member shall not be required to lend any funds to the Company.

9.3 **Right to Indemnification**.

(a) Subject to the limitations and conditions as provided in this Article IX, the Company shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Company, and its officers, and the Company may provide indemnification for its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Company, in each case to the maximum extent permitted by the Limited Liability Company Act of the State of Delaware; *provided, however*, that the Company may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, *provided, further*, that the Company shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Limited Liability Company Act of the State of Delaware; and

(b) To the fullest extent not prohibited by the Limited Liability Company Act of the State of Delaware, as it exists on the date this Agreement is adopted or as such law may later be amended, no director of the Company shall be liable to the Company or its Member for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Section 9.3 shall adversely affect any right or protection of a director of the Company that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

9.4 **Advance Payment**. The right to indemnification conferred in this Article IX shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a person of the type entitled to be indemnified under Section 9.3 who was, is or is threatened to be, made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such person in advance of the final disposition of a Proceeding shall be made only upon delivery to the Company of a written affirmation by such person of his or her good faith belief that he has met the standard of conduct necessary for indemnification under Article IX and a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Article IX or otherwise.

9.5 **Indemnification of Employees and Agents**. The Company, upon the direction of the Board of Directors, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses under Sections 9.3 and 9.4. Notwithstanding the foregoing, no such indemnity shall extend to any employee or agent to the extent that any Proceeding or judgment, penalty, fine, settlement or expenses result from Improper Conduct on the part of such employee or agent.

9.6 **Appearance as a Witness**. Notwithstanding any other provision of this Article IX, the Company may pay or reimburse reasonable out-of-pocket expenses incurred by any Member, Director, officer or agent in connection with his or her appearance as a witness or other participation in a Proceeding at a time when he is not a named defendant or respondent in the Proceeding.

9.7 **Nonexclusivity of Rights**. The right to indemnification and the advancement and payment of expenses conferred in this Article IX shall not be exclusive of any other right that a Member, Director, officer or other person indemnified pursuant to this Article IX may have or hereafter acquire under any law (common or statutory) or provision of this Agreement.

9.8 **Insurance**. The Company may purchase and maintain (if and to the extent feasible, as determined by the Board of Directors) insurance, at its expense, to protect itself and any Director, officer or agent of the Company who is or was serving at the request of the Company as a Director, representative, Director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under this Article IX.

9.9 **Savings Clause**. If this Article IX or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each person indemnified pursuant to this Article IX as to costs, charges and expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement with respect to any such Proceeding, appeal, inquiry or investigation to the full extent permitted by any applicable portion of this Article IX that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE X

SRO FUNCTION

10.1 **Preservation of Independence**.

(a) For so long as the Company shall, directly or indirectly, control any Exchange Subsidiary, the Member and the officers, employees and agents of the Company shall give due regard to the preservation of the independence of the self-regulatory function of such Exchange Subsidiary, as well as to its obligations to investors and the general public and shall not take any actions that would interfere with the effectuation of any decisions by a board of directors of an Exchange Subsidiary relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of such Exchange Subsidiary to carry out its responsibilities under the Exchange Act.

(b) To the fullest extent permitted by law, no present or past member of the Company, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person shall have any rights against the Company or any manager, officer, employee or agent of the Company under this Section 10.01.

10.2 **Compliance with Securities Laws; Cooperation with the SEC**.

(a) The Company shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and each Exchange Subsidiary, as applicable, pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Company, by virtue of their acceptance of such position, shall be deemed to agree (x) to comply with the U.S. federal securities laws and the rules and regulations thereunder and (y) to cooperate with the SEC and each Exchange Subsidiary in respect of the SEC's oversight responsibilities regarding the Exchange Subsidiaries and the self-regulatory functions and responsibilities of the Exchange Subsidiaries. The Company shall take reasonable steps necessary to cause its officers, employees and agents to so cooperate.

(b) To the fullest extent permitted by law, no present or past member of the Company, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person shall have any rights against the Company or any manager, officer, employee or agent of the Company under this Section 10.02.

10.3 **Consent to Jurisdiction**.

(a) To the fullest extent permitted by law, the Company and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the U.S. federal courts, the SEC and each Exchange Subsidiary, as applicable, for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder arising out of, or relating to, the activities of an Exchange Subsidiary, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the U.S. federal courts, the SEC and the Exchange Subsidiaries that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency.

(b) The Company and its officers, employees and agents shall be deemed to agree that they will maintain an agent, in the United States, for the service of process of any claim arising out of, or relating to, the activities of an Exchange Subsidiary. In the case of the officers, employees and agents of the Company, the Company shall act as agent for service of process.

ARTICLE XI
AMENDMENTS

11.1 This Agreement may be altered, amended, or repealed, in whole or in part, or a new Agreement may be adopted by the Member, in the manner now or hereafter prescribed by the LLC Act and this Agreement.

11.2 For so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to or repeal of any provision of this Agreement shall be effective, those changes shall be submitted to the board of directors of each Exchange Subsidiary and if the same must be filed with, or filed with and approved by, the SEC before the changes may be effective under Section 19 of the Exchange Act and the rules promulgated under the Exchange Act or otherwise, then the proposed changes to this Agreement shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

ARTICLE XII
MISCELLANEOUS

12.1 **Binding Effect**. Except as otherwise provided in this Agreement to the contrary, this Agreement shall be binding upon and inure to the benefit of the Member and, subject to Article V above, its successors and assigns.

12.2 **Governing Law**. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without reference to conflict of laws principles.

12.3 **Severability**. The invalidity or unenforceability of any particular provision of this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

12.4 **Gender**. As used in this Agreement, the masculine gender shall include the feminine and the neuter, and vice versa and the singular shall include the plural.

IN WITNESS WHEREOF, the Member has signed this Agreement as of the date first written above.

CBOE HOLDINGS, INC.

By: [signature]

Name: Joanne Moffic-Silver

Title: General Counsel and Secretary

DD CBOE Livevol, LLC

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: CBOE IV, LLC

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

Paragraph FIRST of the Certificate of Formation of CBOE IV, LLC is hereby restated and amended in its entirety as follows:

FIRST. The name of the limited liability company formed hereby is CBOE Livevol, LLC.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 28th day of August, A.D. 2015.

By: [signature]
Authorized Person(s)

Name: Phil Slocum, President
Print or Type

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION

This Certificate of Formation of CBOE IV, LLC (the "Company"), dated as of May 29, 2015, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. §§ 18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is CBOE IV, LLC.

SECOND. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle Delaware 19801.

THIRD. The name and address of the registered agent for service of process on the Company in the State of Delaware are The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first written above.

Name: Jon C. Sims
Title: Authorized Person

FIRST AMENDED AND RESTATED OPERATING AGREEMENT OF CBOE LIVEVOL, LLC

This First Amended and Restated Operating Agreement (this "Agreement") of CBOE Livevol, LLC (the "Company"), dated as of August 28, 2015, is entered into by CBOE Holdings, Inc., a Delaware corporation (the "Member").

The Member executes this Agreement for the purpose of amending and restating the Operating Agreement of CBOE Livevol, LLC, dated as of May 29, 2015, pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 *et seq*., as the same may be amended from time to time (the "Act").

NOW, THEREFORE, in consideration of the premises contained herein and each party intending to be legally bound, the Member and the Company agree as follows:

1. Name. The name of the limited liability company is CBOE Livevol, LLC.

2. Purpose. The purpose of the Company shall be to engage in any lawful act or activity for which limited liability companies may be organized under the Act as determined by the Board of Directors (as defined herein).

3. Formation. The filing of the Certificate of Formation of the Company with the Secretary of State of the State of Delaware on May 29, 2015 pursuant to the Act is hereby ratified and approved.

4. Offices. The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, the same location as the principal place of business and office of the sole Member or such other place or places as the Board of Directors my from time to time designate.

5. Registered Agent and Office. The name of the Company's registered agent is The Corporation Trust Company, and the address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The Board of Directors may, at any time, designate another registered agent and/or registered office of the Company and may amend this Agreement and the Certificate of Formation of the Company to reflect such designation without the consent of the Member or any other person or entity.

6. Member. The Member is the sole member of the Company and shall be shown as such on the books and records of the Company. No other person shall be admitted as a member of the Company, and no additional interest in the Company shall be issued, without appropriate amendments to this Agreement, approved by the Member.

7. Management of the Company.

(a) The Member hereby exclusively vests the power to manage, operate and set policies for the Company in a management board of directors (the "Board of Directors"). The number of persons constituting the Board of Directors shall be fixed from time to time by the Member, and the Board of Directors shall consist of individuals elected by the Member ("Directors"). Directors shall hold office for such term as may be determined by the Member or until their respective successors are chosen. Directors may be removed from, and substitute or additional Directors may be appointed to, the Board of Directors, at any time by the Member. Each Director is hereby designated as a "manager" of the Company within the meaning of the Act.

(b) Meetings of the Board of Directors shall be held at the principal place of business of the Company or at any other place that the president of the Company may determine from time to time. Members of the Board of Directors may participate in such meetings by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting. The presence of at least 50% of the Directors then in office shall constitute a quorum for the transaction of business; provided that a quorum shall not exist unless at least two Directors are present. Meetings shall be held in accordance with the schedule established by the Board of Directors. Special meetings of the Board of Directors may be called by the president of the Company and shall be called by the president or the secretary of the Company upon the written request of any two Directors. The president or the secretary of the Company shall give at least one hour's notice of such meeting to each Director.

(c) The act of a majority of the Directors present at any meeting of the Board of Directors at which there is a quorum shall be the act of the Board of Directors. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting and without prior notice if written consents, setting forth the action so taken, are executed by the members of the Board of Directors representing the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all members of the Board of Directors permitted to vote were present and voted. Any such written consents may be executed in any number of counterparts, with each such counterpart being deemed to be an original instrument, and all such counterparts together constituting the same consent. The Board of Directors may establish such other rules and procedures for its deliberations as it may deem necessary or desirable.

(d) The Board of Directors shall have the power by itself or through agents, and shall be authorized and empowered on behalf and in the name of the Company, to carry out all of the objects and purposes of the Company and to perform all acts and enter into and perform all acts and other undertakings that it may in its discretion deem necessary or advisable in that regard, in each case in accordance with the provisions of this Agreement. A Director acting individually in his or her capacity shall have the power to act for or bind the Company to the extent authorized to do so by the Board of Directors. The Board of Directors may confer upon any officer of the Company elected in accordance with paragraph (e) below, any of the powers of the Board of Directors set forth in this Agreement.

(e) The officers of the Company shall be designated by the Board of Directors. The Board of Directors shall have the power to elect such additional or successor officers of the Company and assign titles to such officers as it may deem necessary or appropriate from time to time. All officers of the Company elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen. Any officer may be removed from office at any time either with or without cause by the president of the Company or the affirmative vote of a majority of the Directors then in office. Each of the officers of the Company shall have the powers and duties prescribed by the Board of Directors and, unless otherwise prescribed by the Board of Directors, if the title assigned to an officer is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office.

8. Initial Capital Contribution and Interests. Concurrently with the execution and delivery of this Agreement, the Member is contributing one thousand dollars ($1,000) to the Company as an initial capital contribution to the Company in exchange for 100% of the membership interests in the Company.

9. Additional Contributions. The Member is not required to make additional capital contributions to the Company. All capital contributions shall be made at the option of the Member and shall be made as and when the Member deems appropriate.

10. Allocation of Profits and Losses. All of the Company's profits and losses shall be allocated to the Member.

11. Distributions. The Company may distribute funds or other assets to the Member at such times and in such amounts as the Board of Directors may determine. In determining the amount of funds to distribute pursuant to this Section 11, the Board of Directors may consider such factors as the need to allocate funds to any reserves for Company contingencies or any other Company purposes that the Board of Directors reasonably deems necessary or appropriate. The Company shall not make a distribution to the Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

12. Return of Capital. The Member has no right to receive, but the Board of Directors has absolute discretion to make, subject to the Act, any distributions to the Member which include a return of all or any part of the Member's capital contribution; provided that upon the dissolution of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

13. Dissolution. The Company shall be dissolved and its affairs wound up upon the first to occur of the following events: (i) the determination of the Board of Directors to dissolve the Company; (ii) the written consent of the Member to dissolve the Company; (iii) at any time there are no members of the Company, unless the Company is continued in accordance with the Act; or (iv) when required by a decree of judicial dissolution entered under Section 18-802 of the Act. Such dissolution and winding up shall be carried out in accordance with the Act. The bankruptcy (as defined in the Act) of the Member shall not cause the Member to cease to be

a member of the Company, and upon the occurrence of such an event, the Company shall continue without dissolution.

14. Winding Up of Company. Upon dissolution, the Company's business shall be liquidated in an orderly manner. The Board of Directors shall act as the liquidator to wind up the affairs of the Company pursuant to this Agreement. In performing its duties, the Board of Directors is authorized to sell, distribute, exchange or otherwise dispose of the assets of the Company in accordance with the Act and in any reasonable manner that the Board of Directors shall determine. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company shall have been distributed to the Member in the manner provided for in this Agreement and (ii) the Certificate of Formation of the Company shall have been canceled in the manner required by the Act.

15. No Certification of Interests. The membership interests in the Company shall not be certificated.

16. Liability; Exculpation and Indemnification.

(a) Except as otherwise expressly required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and the Member, Directors, officers, employees and agents of the Company shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Director, officer, employee or agent of the Company.

(b) Neither the Member nor any Director nor any officer nor member of a committee of the Company (a "Covered Person") shall be liable to the Company or any other person or entity who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred if such Covered Person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law.

(c) The Company shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any Covered Person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a Covered Person, or, while a Covered Person, is or was serving at the request of the Company as a director or officer, employee or agent of another company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section (d) of this Section 16, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.

(d) Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; provided, however, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 16.

(e) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Section 16 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(f) The provisions of this Section 16 shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 16 is in effect, and any repeal or modification of any applicable law or of this Section 16 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(g) Persons not expressly covered by the foregoing provisions of this Section 16, including without limitation those (i) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another company, partnership, joint venture, trust or other enterprise, or (ii) who are or were directors, officers, employees or agents of a constituent company absorbed in a consolidation or merger in which the Company was the resulting or surviving company, or who are or were serving at the request of such constituent company as directors, officers, employees or agents of another company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Board of Directors. The Board of Directors may also enter into separate and/or additional documents with any Covered Person or any other person which may have the effect of granting additional indemnification rights, and/or establishing additional rights, or altering or supplementing the terms of this Section without the consent of any other person.

(h) The rights conferred on any Covered Person by this Section 16 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(i) The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other company, partnership, joint venture, trust, enterprise or non-profit entity.

(j) Any repeal or modification of the foregoing provisions of this Section 16 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(k) The Company may purchase and maintain insurance, at its expense, to protect itself and any Member, Director, officer, manager, trustee, employee or agent of the Company or, at its request, as a director, officer, employee or agent of another company, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Section 16), whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

17. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principals), all rights and remedies being governed by such laws.

18. Application for Admission to Transact Business. Promptly following the execution of this Agreement, the Member shall file, on behalf of the Company, in accordance with applicable law, an application to transact business as a foreign limited liability company in the State of Illinois and in any other jurisdiction where the Member deems such a filing or similar filing to be appropriate.

19. Fiscal Year. The fiscal year of the Company shall end on December 31.

20. Modification, Waiver or Termination. Except as otherwise provided in Section 5, no modification, waiver or termination of this Agreement, or any part hereof, shall be effective unless made in writing and signed by the Member.

21. Benefits of Agreement. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or of any other person not a party to this Agreement.

22. Headings. The titles of Sections of this Agreement are for convenience of reference only and shall not define or limit any of the provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first written above.

MEMBER:
CBOE HOLDINGS, INC.

By: [signature]
Name: Philip M. Slocum
Title: Executive Vice President

EE CBOE UK Ltd.

THE COMPANIES ACT 2006

A PRIVATE COMPANY LIMITED BY SHARES

Articles of Association

of

CBOE UK Ltd

CONTENTS

PART 1

INTERPRETATION AND LIMITATION OF LIABILITY

1. **DEFINED TERMS**

In the articles, unless the context requires otherwise

"**Act**" means the Companies Act 2006;

"**articles**" means the company's articles of association;

"**bankruptcy**" includes individual insolvency proceedings in a jurisdiction other than England and Wales or Northern Ireland which have an effect similar to that of bankruptcy;

"**chairman**" has the meaning given in article 13;

"**chairman of the meeting**" has the meaning given in article 42;

"**Companies Acts**" means the Companies Acts (as defined in section 2 of the Act), in so far as they apply to the company;

"**director**" means a director of the company, and includes any person occupying the position of director, by whatever name called;

"**distribution recipient**" has the meaning given in article 37;

"**document**" includes, unless otherwise specified, any document sent or supplied in electronic form;

"**electronic form**" has the meaning given in section 1168 of the Act;

"**fully paid**" in relation to a share, means that the nominal value and any premium to be paid to the company in respect of that share have been paid to the company;

"**group company**" means the company's ultimate holding company (if any) and any body corporate which is directly or indirectly a wholly-owned subsidiary of the company or such ultimate holding company, in each case from time to time;

"**hard copy form**" has the meaning given in section 1168 of the Act;

"**holder**" in relation to shares means the person whose name is entered in the register of members as the holder of the shares;

"**instrument**" means a document in hard copy form;

"**ordinary resolution**" has the meaning given in section 282 of the Act;

"**paid**" means paid or credited as paid;

"**participate**", in relation to a directors' meeting, has the meaning given in article 12;

"**shareholder**" means a person who is the holder of a share;

"**shares**" means shares in the company;

"**special resolution**" has the meaning given in section 283 of the Act;

"**subsidiary**" has the meaning given in section 1159 of the Act; and

"**writing**" means the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether sent or supplied in electronic form or otherwise.

Unless the context otherwise requires, other words or expressions contained in these articles bear the same meaning as in the Act as in force on the date when these articles become binding on the company.

2. **REGULATIONS OF THE COMPANY**

These articles are the articles of the company and the Companies Act 2006 Model Articles for Private Companies Limited by Shares do not apply.

3. **LIABILITY OF MEMBERS**

The liability of the members is limited to the amount, if any, unpaid on the shares held by them.

PART 2

DIRECTORS

Directors' Powers And Responsibilities

4. **DIRECTORS' GENERAL AUTHORITY**

Subject to the articles, the directors are responsible for the management of the company's business, for which purpose they may exercise all the powers of the company.

5. **SHAREHOLDERS' RESERVE POWER**

5.1 The shareholders may, by special resolution, direct the directors to take, or refrain from taking, specified action.

5.2 No such special resolution invalidates anything which the directors have done before the passing of the resolution.

6. **DIRECTORS MAY DELEGATE**

6.1 Subject to the articles, the directors may delegate any of the powers which are conferred on them under the articles:

6.1.1 to such person or committee;

6.1.2 by such means (including by power of attorney);

6.1.3 to such an extent;

6.1.4 in relation to such matters or territories; and

6.1.5 on such terms and conditions,

as they think fit.

6.2 If the directors so specify, any such delegation may authorise further delegation of the directors' powers by any person to whom they are delegated.

6.3 The directors may revoke any delegation in whole or part, or alter its terms and conditions.

7. **COMMITTEES**

7.1 Committees to which the directors delegate any of their powers must follow procedures which are based as far as they are applicable on those provisions of the articles which govern the taking of decisions by directors.

7.2 The directors may make rules of procedure for all or any committees and such rules prevail over rules derived from the articles if they are not consistent with them.

Decision-Making by Directors

8. **DIRECTORS TO TAKE DECISIONS COLLECTIVELY**

The general rule about decision-making by directors is that any decision of the directors must be either a majority decision at a meeting or a decision taken in accordance with article 8.

9. **UNANIMOUS DECISIONS**

9.1 A decision of the directors is taken in accordance with this article when all eligible directors indicate to each other by any means that they share a common view on a matter.

9.2 Such a decision may take the form of a resolution in writing, at least one copy of which has been signed by each eligible director or to which each eligible director has otherwise indicated agreement in writing. A resolution signed by an alternate director need not also be signed by or agreed to by his appointer.

9.3 References in this article to eligible directors are to directors who would have been entitled to vote on the matter had it been proposed as a resolution at a directors' meeting.

9.4 A decision may not be taken in accordance with this article if the eligible directors would not have formed a quorum at such a meeting.

10. **CALLING A DIRECTORS' MEETING**

10.1 Any director may call a directors' meeting by giving notice of the meeting to the directors or by authorising the company secretary (if any) to give such notice.

10.2 Notice of any directors' meeting must indicate

10.2.1 its proposed date and time;

10.2.2 where it is to take place; and

10.2.3 if it is anticipated that directors participating in the meeting will not be in the same place, how it is proposed that they should communicate with each other during the meeting.

10.3 Notice of a directors' meeting must be given to each director, but need not be in writing.

10.4 Notice of a directors' meeting need not be given to directors who waive their entitlement to notice of that meeting, by giving notice to that effect to the company either before or not more than seven days after the date on which the meeting is held. Where such notice is given after the meeting has been held, that does not affect the validity of the meeting, or of any business conducted at it.

11. PARTICIPATION IN DIRECTORS' MEETINGS

11.1 Subject to the articles, directors participate in a directors' meeting, or part of a directors' meeting, when:

11.1.1 the meeting has been called and takes place in accordance with the articles, and

11.1.2 they can each communicate to the others any information or opinions they have on any particular item of the business of the meeting.

11.2 In determining whether directors are participating in a directors' meeting, it is irrelevant where any director is or how they communicate with each other.

11.3 If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

12. QUORUM FOR DIRECTORS' MEETINGS

12.1 At a directors' meeting, unless a quorum is participating, no proposal is to be voted on, except a proposal to call another meeting.

12.2 The quorum for directors' meetings may be fixed from time to time by a decision of the directors, but it must never be less than two, and unless otherwise fixed it is two.

12.3 If the total number of directors for the time being is less than the quorum required, the directors must not take any decision other than a decision-

12.3.1 to appoint further directors, or

12.3.2 to call a general meeting so as to enable the shareholders to appoint further directors.

13. CHAIRING OF DIRECTORS' MEETINGS

13.1 The directors may appoint a director to chair their meetings.

13.2 The person so appointed for the time being is known as the chairman.

13.3 The directors may terminate the chairman's appointment at any time.

13.4 If the chairman is not participating in a directors' meeting within ten minutes of the time at which it was to start, the participating directors may appoint one of themselves to chair it.

14. CASTING VOTE AT DIRECTORS' MEETING

14.1 If the numbers of votes at a meeting of directors for and against a proposal are equal (ignoring any votes which in accordance with the Act are to be discounted), the chairman or other director chairing the meeting has a casting vote.

14.2 But this does not apply if, in accordance with the articles, the chairman or other director is not to be counted as participating in the decision-making process for quorum or voting purposes.

15. TRANSACTIONS OR ARRANGEMENTS WITH THE COMPANY

Subject to sections 177(5) and 177(6) and sections 182(5) and 182(6) of the Act and provided he has declared the nature and extent of his interest in accordance with the requirements of the Companies Acts, a director:

15.1.1 may be a party to, or otherwise interested in, any contract, transaction or arrangement with the company or in which the company is otherwise (directly or indirectly) interested (a "**Relevant Matter**");

15.1.2 shall be entitled to vote on any proposed decision of the directors (or committee of directors) in respect of any Relevant Matter or proposed Relevant Matter in which he is interested;

15.1.3 shall be entitled to vote at a meeting of directors (or of a committee of the directors) or participate in any unanimous decision, in respect of any Relevant Matter or proposed Relevant Matter in which he is interested;

15.1.4 may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

15.1.5 may be a director or other officer of, or employed by, or a party to a transaction or arrangement with, or otherwise interested in, any body corporate in which the company is otherwise (directly or indirectly) interested; and

15.1.6 shall not, save as he may otherwise agree, be accountable to the company for any benefit which he (or a person connected with him (as defined in section 252 of the Act)) derives from any Relevant Matter or from any such office or employment or from any interest in any such body corporate and no such Relevant Matter shall be liable to be avoided on the grounds of any such interest or benefit nor shall the receipt of any such remuneration or other benefit constitute a breach of his duty under section 176 of the Act.

16. CONFLICTS OF INTEREST

For the purposes of section 175 of the Act, the directors are not empowered to authorise any matter relating to or arising out of a situation in which a director has, or could have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company and which would, if not so authorised, involve a breach of duty by a director under that section.

17. RECORDS OF DECISIONS TO BE KEPT

The directors must ensure that the company keeps a record, in writing, for at least 10 years from the date of the decision recorded, of every unanimous or majority decision taken by the directors.

18. DIRECTORS' DISCRETION TO MAKE FURTHER RULES

Subject to the articles, the directors may make any rule which they think fit about how they take decisions, and about how such rules are to be recorded or communicated to directors.

19. CHANGE OF NAME

The company may change its name by resolution of the directors.

Appointment of Directors

20. METHODS OF APPOINTING DIRECTORS

Any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director:

20.1.1 by ordinary resolution;

20.1.2 by a decision of the directors; or

20.1.3 by a notice of his appointment given in accordance with article 22.

21. TERMINATION OF DIRECTOR'S APPOINTMENT

A person ceases to be a director as soon as:

21.1.1 that person ceases to be a director by virtue of any provision of the Act or is prohibited from being a director by law;

21.1.2 a bankruptcy order is made against that person;

21.1.3 a composition is made with that person's creditors generally in satisfaction of that person's debts;

21.1.4 a registered medical practitioner who is treating that person gives a written opinion to the company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months;

21.1.5 notification is received by the company from the director that the director is resigning from office, and such resignation has taken effect in accordance with its terms; and

21.1.6 that person has for more than six consecutive months been absent without permission of the directors from meetings of directors held during that period and the directors resolve that that person should cease to be a director;

21.1.7 notice of his removal is given in accordance with article 22.

22. **APPOINTMENT AND REMOVAL OF DIRECTORS BY MAJORITY SHAREHOLDERS**

Any member holding, or any members holding in aggregate, at the relevant time a majority in nominal value of such of the issued share capital of the company as carries the right of attending and voting at general meetings of the company may, by notice in writing signed by or on behalf of him or them and delivered to the company's registered office or tendered at a meeting of the directors or at a general meeting of the company, at any time and from time to time appoint any person to be a director (either to fill a vacancy or as an additional director) or remove any director from office (no matter how he was appointed).

23. **DIRECTORS' REMUNERATION**

23.1 Directors may undertake any services for the company that the directors decide and the company may enter into a service contract with any director on such terms as the directors think fit.

23.2 Directors are entitled to such remuneration as the directors determine:

23.2.1 for their services to the company as directors; and

23.2.2 for (i) any other service which they undertake for the company or (ii) any executive office or employment with, the company or any body corporate which is a group company.

23.3 Subject to the articles, a director's remuneration may:

23.3.1 take any form;

23.3.2 include any arrangements in connection with the payment of a pension, allowance or gratuity, or any death, sickness or disability benefits, to or in respect of that director.

23.4 Unless the directors decide otherwise, directors' remuneration accrues from day to day.

23.5 Directors are not accountable to the company for any remuneration which they receive as directors or other officers or employees of the company, any group company or any other body corporate in which the company is interested and the receipt of such benefit shall not disqualify any person from being a director of the company.

24. **DIRECTORS' EXPENSES**

The company may pay any reasonable expenses which the directors (including alternative directors) and the company secretary (if one has been appointed) properly incur in connection with their attendance at:

24.1.1 meetings of directors or committees of directors;

24.1.2 general meetings; or

24.1.3 separate meetings of the holders of any class of shares or of debentures of the company,

or otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the company.

Alternate directors

25. **APPOINTMENT AND REMOVAL OF ALTERNATES**

25.1 Any director (the "**appointor**") may appoint as an alternate any other director, or any other person approved by resolution of the directors, to:

25.1.1 exercise that director's powers, and

25.1.2 carry out that director's responsibilities,

in relation to the taking of decisions by the directors in the absence of the alternate's appointor.

25.2 Any appointment or removal of an alternate must be effected by notice in writing to the company signed by the appointor, or in any other manner approved by the directors.

25.3 The notice must:

25.3.1 identify the proposed alternate, and

25.3.2 in the case of a notice of appointment, contain a statement signed by the proposed alternate that the proposed alternate is willing to act as the alternate of the director giving the notice.

26. **RIGHTS AND RESPONSIBILITIES OF ALTERNATE DIRECTORS**

26.1 An alternate director has the same rights, in relation to any directors' meeting or directors' written resolution, as the alternate's appointor.

26.2 Except as the articles specify otherwise, alternate directors:

26.2.1 are deemed for all purposes to be directors;

26.2.2 are liable for their own acts and omissions;

26.2.3 are subject to the same restrictions as their appointors; and

26.2.4 are not deemed to be agents of or for their appointors.

26.3 A person who is an alternate director but not a director:

26.3.1 may be counted as participating for the purposes of determining whether a quorum is participating (but only if that person's appointor is not participating), and

26.3.2 may sign a written resolution (but only if it is not signed or to be signed by that person's appointor).

No alternate may be counted as more than one director for such purposes.

26.4 An alternate director is not entitled to receive any remuneration from the company for serving as an alternate director except such part of the alternate's appointor's remuneration as the appointor may direct by notice in writing made to the company.

27. TERMINATION OF ALTERNATE DIRECTORSHIP

27.1 An alternate director's appointment as an alternate terminates:

27.1.1 when the alternate's appointor revokes the appointment by notice to the company in writing specifying when it is to terminate;

27.1.2 on the occurrence in relation to the alternate of any event which, if it occurred in relation to the alternate's appointor, would result in the termination of the appointor's appointment as a director;

27.1.3 on the death of the alternate's appointor; or

27.1.4 when the alternate's appointor's appointment as a director terminates, except that an alternate's appointment as an alternate does not terminate when the appointor retires by rotation at a general meeting and is then re-appointed as a director at the same general meeting.

PART 3

SHARES AND DISTRIBUTIONS

28. ALL SHARES TO BE FULLY PAID UP

28.1 No share is to be issued for less than the aggregate of its nominal value and any premium to be paid to the company in consideration for its issue.

28.2 This does not apply to shares taken on the formation of the company by the subscribers to the company's memorandum.

29. POWER TO ISSUE DIFFERENT CLASSES OF SHARE WITH DIFFERENT RIGHTS

29.1 Subject to the articles, but without prejudice to the rights attached to any existing shares, the company may issue shares with such rights or restrictions as may be determined by ordinary resolution.

29.2 The company may issue shares which are to be redeemed, or are liable to be redeemed at the option of the company or the holder, and the directors may determine the terms, conditions and manner of redemption of any such shares.

29.3 In the event that rights and restrictions attaching to shares are determined by ordinary resolution or by the directors pursuant to this article, those rights and restrictions shall apply, in particular in place of any rights or restrictions that would otherwise apply by virtue of the Act in the absence of any provisions in the articles of a company, as if those rights and restrictions were set out in the articles.

30. PAYMENT OF COMMISSIONS ON SUBSCRIPTION FOR SHARES

30.1 The company may pay any person a commission in consideration for that person:

30.1.1 subscribing, or agreeing to subscribe, for shares, or

30.1.2 procuring, or agreeing to procure, a subscription or subscriptions for shares

30.2 Any such commission may be paid:

30.2.1 in cash, or in fully paid or partly paid shares or other securities, or partly in one way and partly in the other, and

30.2.2 in respect of a conditional or an absolute subscription.

31. EXCLUSION OF RIGHTS TO OFFERS ON A PRE-EMPTIVE BASIS

In accordance with section 567(1) of the Act, sections 561 and 562 of the Act shall not apply to an allotment of equity securities (as defined in section 560(1) of the Act) made by the company.

32. COMPANY NOT BOUND BY LESS THAN ABSOLUTE INTERESTS

Except as required by law, no person is to be recognised by the company as holding any share upon any trust, and except as otherwise required by law or the articles, the company is not in any way to be bound by or recognise any interest in a share other than the holder's absolute ownership of it and all the rights attaching to it.

33. SHARE CERTIFICATES

33.1 The company must issue each shareholder, free of charge, with one or more certificates in respect of the shares which that shareholder holds.

33.2 Every certificate must specify:

33.2.1 in respect of how many shares, of what class, it is issued;

33.2.2 the nominal value of those shares;

33.2.3 that the shares are fully paid; and

33.2.4 any distinguishing numbers assigned to them.

33.3 No certificate may be issued in respect of shares of more than one class.

33.4 Certificates must:

33.4.1 have affixed to them the company's common seal, or

33.4.2 be otherwise executed in accordance with the Companies Acts.

34. SHARE TRANSFERS

34.1 No transfer of any share may be registered without the approval of a member or members holding a majority in nominal value of the issued shares for the time being conferring the right to vote at general meetings of the company, and the directors shall be bound to approve a transfer which has such approval.

34.2 Shares may be transferred by means of an instrument of transfer in any usual form or any other form approved by the directors, which is executed by or on behalf of the transferor.

34.3 No fee may be charged for registering any instrument of transfer or other document relating to or affecting the title to any share.

34.4 The company may retain any instrument of transfer which is registered.

34.5 The transferor remains the holder of a share until the transferee's name is entered in the register of members as holder of it.

Dividends and other distributions

35. PROCEDURE FOR DECLARING DIVIDENDS

The company may by ordinary resolution declare dividends, and the directors may decide to pay interim dividends.

36. NON-CASH DISTRIBUTIONS

36.1 Subject to the terms of issue of the share in question, the company may, by ordinary resolution or by a decision of the directors, decide to pay all or part of a dividend or other distribution payable in respect of a share by transferring non-cash assets of equivalent value (including, without limitation, shares or other securities in any company).

36.2 For the purposes of paying a non-cash distribution, the directors may make whatever arrangements they think fit, including, where any difficulty arises regarding the distribution:

36.2.1 fixing the value of any assets;

36.2.2 paying cash to any distribution recipient on the basis of that value in order to adjust the rights of recipients; and

36.2.3 vesting any assets in trustees.

37. DISTRIBUTION IN SPECIE ON WINDING UP

If the company is wound up, the liquidator may, with the sanction of a special resolution of the company and any other sanction required by the Act, divide among the members in specie the whole or any part of the assets of the company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.

Capitalisation of profits

38. **AUTHORITY TO CAPITALISE AND APPROPRIATION OF CAPITALISED SUMS**

38.1 Subject to the articles, the directors may, if they are so authorised by an ordinary resolution:

38.1.1 decide to capitalise any profits of the company (whether or not they are available for distribution) which are not required for paying a preferential dividend, or any sum standing to the credit of the company's share premium account or capital redemption reserve; and

38.1.2 appropriate any sum which they so decide to capitalise (a "capitalised sum") to the persons who would have been entitled to it if it were distributed by way of dividend (the "persons entitled") and in the same proportions.

38.2 Capitalised sums must be applied:

38.2.1 on behalf of the persons entitled; and

38.2.2 in the same proportions as a dividend would have been distributed to them.

38.3 Any capitalised sum may be applied in paying up new shares of a nominal amount equal to the capitalised sum which are then allotted credited as fully paid to the persons entitled or as they may direct.

38.4 A capitalised sum which was appropriated from profits available for distribution may be applied in paying up new debentures of the company which are then allotted credited as fully paid to the persons entitled or as they may direct.

38.5 Subject to the articles the directors may:

38.5.1 apply capitalised sums in accordance with articles 38.3 and 38.4 partly in one way and partly in another;

38.5.2 make such arrangements as they think fit to deal with shares or debentures becoming distributable in fractions under this article (including the issuing of fractional certificates or the making of cash payments); and

38.5.3 authorise any person to enter into an agreement with the company on behalf of all the persons entitled which is binding on them in respect of the allotment of shares and debentures to them under this article.

PART 4

DECISION-MAKING BY SHAREHOLDERS

Organisation of general meetings

39. NOTICE OF GENERAL MEETINGS

Notice of general meetings need not be given to members who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company.

40. ATTENDANCE AND SPEAKING AT GENERAL MEETINGS

40.1 A person is able to exercise the right to speak at a general meeting when that person is in a position to communicate to all those attending the meeting, during the meeting, any information or opinions which that person has on the business of the meeting.

40.2 A person is able to exercise the right to vote at a general meeting when:

40.2.1 that person is able to vote, during the meeting, on resolutions put to the vote at the meeting; and

40.2.2 that person's vote can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting.

40.3 The directors may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak or vote at it.

41. QUORUM FOR GENERAL MEETINGS

41.1 No business other than the appointment of the chairman of the meeting is to be transacted at a general meeting if the persons attending it do not constitute a quorum.

41.2 For all purposes of these articles, a quorum shall be present at a general meeting of the company or of the holders of any class of its shares as provided in the Act.

42. CHAIRING GENERAL MEETINGS

42.1 If the directors have appointed a chairman, the chairman shall chair general meetings if present and willing to do so.

42.2 If the directors have not appointed a chairman, or if the chairman is unwilling to chair the meeting or is not present within ten minutes of the time at which a meeting was due to start:

42.2.1 the directors present; or

42.2.2 (if no directors are present) the meeting,

must appoint a director or shareholder (including a proxy or a corporate representative) to chair the meeting, and the appointment of the chairman of the meeting must be the first business of the meeting.

42.3 The person chairing a meeting in accordance with this article is referred to as "the chairman of the meeting".

43. **VOTING: GENERAL**

43.1 A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is demanded.

43.2 On a vote on a written resolution each shareholder has one vote in respect of each share held by him.

43.3 The voting entitlements of members are subject to any rights or restrictions attached to shares held by them, whether or not such rights or restrictions are set out in the articles.

44. **AMENDMENTS TO RESOLUTIONS**

44.1 An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if:

44.1.1 notice of the proposed amendment is given to the company in writing by a person entitled to vote at the general meeting at which it is to be proposed not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine); and

44.1.2 the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

44.2 A special resolution to be proposed at a general meeting may be amended by ordinary resolution, if:

44.2.1 the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

44.2.2 the amendment does not go beyond what is necessary to correct a grammatical or other non-substantive error in the resolution.

44.3 If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman's error does not invalidate the vote on that resolution.

45. **CLASS MEETINGS**

All the provisions of these articles relating to general meetings of the company apply with any necessary changes to a separate meeting of shareholders of any class of shares in the company in connection with the variation of rights attached to a class of shares.

PART 5

ADMINISTRATIVE ARRANGEMENTS

46. **MEANS OF COMMUNICATION TO BE USED**

46.1 Subject to the articles, anything sent or supplied by or to the company under the articles may be sent or supplied in any way in which the Act provides for documents or information which are authorised or required by any provision of that Act to be sent or supplied by or to the company.

46.2 Subject to the articles, any notice or document to be sent or supplied to a director in connection with the taking of decisions by directors may also be sent or supplied by the means by which that director has asked to be sent or supplied with such notices or documents for the time being.

46.3 A director may agree with the company that notices or documents sent to that director in a particular way are to be deemed to have been received within a specified time of their being sent, and for the specified time to be less than 48 hours.

47. **COMPANY SEALS**

47.1 Any common seal may only be used by the authority of the directors.

47.2 The directors may decide by what means and in what form any common seal is to be used.

47.3 Unless otherwise decided by the directors, if the company has a common seal and it is affixed to a document, the document must also be signed by at least one authorised person in the presence of a witness who attests the signature.

47.4 For the purposes of this article, an authorised person is:

47.4.1 any director of the company;

47.4.2 the company secretary (if any); or

47.4.3 any person authorised by the directors for the purpose of signing documents to which the common seal is applied.

47.5 The company may exercise all the powers conferred by the Act with regard to having any official seal and such powers shall be vested in the directors. Subject to the provisions of the Act, any instrument to which an official seal is affixed shall be signed by such persons, if any, as the directors may from time to time determine.

48. **NO RIGHT TO INSPECT ACCOUNTS AND OTHER RECORDS**

Except as provided by law or authorised by the directors or an ordinary resolution of the company, no person is entitled to inspect any of the company's accounting or other records or documents merely by virtue of being a shareholder.

49. **PROVISION FOR EMPLOYEES ON CESSATION OF BUSINESS**

The directors may decide to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries (other than a director or former director or shadow director) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

Directors' Indemnity and Insurance

50. **INDEMNITY AND EXPENSES**

50.1 Subject to article 50.4, a relevant director of the company or an associated company may be indemnified out of the company's assets against:

50.1.1 any liability incurred by that director in connection with any negligence, default, breach of duty or breach of trust in relation to the company or an associated company;

50.1.2 any liability incurred by that director in connection with the activities of the company or an associated company in its capacity as a trustee of an occupational pension scheme (as defined in section 235(6) of the Act); and

50.1.3 any other liability incurred by that director as an officer of the company or an associated company.

50.2 The company may fund a relevant director's expenditure for the purposes permitted under the Act and may do anything to enable a relevant director to avoid incurring such expenditure as provided in the Act.

50.3 No relevant director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company.

50.4 This article does not authorise any indemnity which would be prohibited or rendered void by any provision of the Companies Acts or by any other provision of law.

50.5 In this article:

50.5.1 companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate; and

50.5.2 a "**relevant director**" means any director or former director of the company or an associated company.

51. INSURANCE

51.1 The directors may decide to purchase and maintain insurance, at the expense of the company, for the benefit of any relevant director in respect of any relevant loss.

51.2 In this article:

51.2.1 a "relevant director" means any director or former director of the company or an associated company;

51.2.2 a "relevant loss" means any loss or liability which has been or may be incurred by a relevant director in connection with that director's duties or powers in relation to the company, any associated company or any pension fund or employees' share scheme of the company or associated company; and

51.2.3 companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate.

CERTIFICATE OF INCORPORATION
OF A
PRIVATE LIMITED COMPANY

Company Number **10056491**

The Registrar of Companies for England and Wales, hereby certifies that

CBOE UK LTD

is this day incorporated under the Companies Act 2006 as a private company, that the company is limited by shares, and the situation of its registered office is in England and Wales.

Given at Companies House, Cardiff, on **10th March 2016**.

The above information was communicated by electronic means and authenticated by the Registrar of Companies under section 1115 of the Companies Act 2006

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

CH

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

FF CBOE Vest, LLC

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "CBOE VEST, LLC", FILED IN THIS OFFICE ON THE TENTH DAY OF DECEMBER, A.D. 2015, AT 1:02 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5881828 8100
SR# 20151287111

Authentication: 10588723
Date: 12-10-15

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:02 PM 12/10/2015
FILED 01:02 PM 12/10/2015
SR 20151287111 - File Number 5881828

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION

This Certificate of Formation of CBOE VEST, LLC (the "Company"), dated as of December 10, 2015, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. §§ 18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is CBOE VEST, LLC.

SECOND. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle Delaware 19801.

THIRD. The name and address of the registered agent for service of process on the Company in the State of Delaware are The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first written above.

/s/ Jon C. Sims
Name: Jon C. Sims
Title: Authorized Person

OPERATING AGREEMENT
OF
CBOE VEST, LLC

This Operating Agreement (this "Agreement") of CBOE Vest, LLC (the "Company"), dated as of December 10, 2015, is entered into by CBOE Holdings, Inc., a Delaware corporation (the "Member").

A. The Member formed the Company on December 10, 2015, by causing a certificate of formation (the "Certificate of Formation") to be filed with the Secretary of State of the State of Delaware, pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 *et seq.*, as the same may be amended from time to time (the "Act");

B. Concurrently with the execution and delivery of this Agreement, the Member is making a cash contribution of eighteen million, nine hundred thousand dollars ($18,900,000) plus certain transaction expenses to the capital of the Company (the "Initial Capital Contribution"), in exchange for all of the membership interests in the Company; and

C. The Member deems a limited liability company agreement to be necessary and advisable to set out its agreement as to the conduct of business and the affairs of the Company and desires to enter into this Agreement;

NOW, THEREFORE, in consideration of the premises contained herein and each party intending to be legally bound, the Member and the Company agree as follows:

1. Name. The name of the limited liability company is CBOE Vest, LLC.

2. Purpose. The purpose of the Company shall be to engage in any lawful act or activity for which limited liability companies may be organized under the Act as determined by the Board of Directors (as defined herein).

3. Formation. The filing of the Certificate of Formation of the Company with the Secretary of State of the State of Delaware on December 10, 2015 pursuant to the Act is hereby ratified and approved.

4. Offices. The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, the same location as the principal place of business and office of the sole Member or such other place or places as the Board of Directors my from time to time designate.

5. Registered Agent and Office. The name of the Company's registered agent is The Corporation Trust Company, and the address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The Board of Directors may, at any time, designate another registered agent and/or registered office of the Company and may amend this Agreement and the Certificate of Formation of the Company to reflect such designation without the consent of the Member or any other person or entity.

6. Member. The Member is the sole member of the Company and shall be shown as such on the books and records of the Company. No other person shall be admitted as a member of the Company, and no additional interest in the Company shall be issued, without appropriate amendments to this Agreement, approved by the Member.

7. Management of the Company.

(a) The Member hereby exclusively vests the power to manage, operate and set policies for the Company in a management board of directors (the "Board of Directors"). The number of persons constituting the Board of Directors shall be fixed from time to time by the Member, and the Board of Directors shall consist of individuals elected by the Member ("Directors"). Directors shall hold office for such term as may be determined by the Member or until their respective successors are chosen. Directors may be removed from, and substitute or additional Directors may be appointed to, the Board of Directors, at any time by the Member. Each Director is hereby designated as a "manager" of the Company within the meaning of the Act.

(b) Meetings of the Board of Directors shall be held at the principal place of business of the Company or at any other place that the president of the Company may determine from time to time. Members of the Board of Directors may participate in such meetings by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting. The presence of at least 50% of the Directors shall constitute a quorum for the transaction of business; provided that a quorum shall not exist unless at least two Directors are present. Meetings shall be held in accordance with the schedule established by the Board of Directors. Special meetings of the Board of Directors may be called by the president of the Company and shall be called by the president or the secretary of the Company upon the written request of any two Directors. The president or the secretary of the Company shall give at least one hour's notice of such meeting to each Director.

(c) The act of a majority of the Directors present at any meeting of the Board of Directors at which there is a quorum shall be the act of the Board of Directors. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting and without prior notice if written consents, setting forth the action so taken, are executed by the members of the Board of Directors representing the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all members of the Board of Directors permitted to vote were present and voted. Any such written consents may be executed in any number of counterparts, with each such counterpart being deemed to be an original instrument, and all such counterparts together constituting the same consent. The Board of Directors may establish such other rules and procedures for its deliberations as it may deem necessary or desirable.

(d) The Board of Directors shall have the power by itself or through agents, and shall be authorized and empowered on behalf and in the name of the Company, to carry out all of the objects and purposes of the Company and to perform all acts and enter into and perform all acts and other undertakings that it may in its discretion deem necessary or advisable in that regard, in each case in accordance with the provisions of this Agreement. A Director acting

individually in his or her capacity shall have the power to act for or bind the Company to the extent authorized to do so by the Board of Directors. The Board of Directors may confer upon any officer of the Company elected in accordance with paragraph (e) below, any of the powers of the Board of Directors set forth in this Agreement.

(e) The officers of the Company shall be designated by the Board of Directors. The Board of Directors shall have the power to elect such additional or successor officers of the Company and assign titles to such officers as it may deem necessary or appropriate from time to time. All officers of the Company elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen. Any officer may be removed from office at any time either with or without cause by the president of the Company or the affirmative vote of a majority of the Directors then in office. Each of the officers of the Company shall have the powers and duties prescribed by the Board of Directors and, unless otherwise prescribed by the Board of Directors, if the title assigned to an officer is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office.

8. Initial Capital Contribution and Interests. Concurrently with the execution and delivery of this Agreement, the Member is contributing the Initial Capital Contribution to the Company as an initial capital contribution to the Company in exchange for 100% of the membership interests in the Company.

9. Additional Contributions. The Member is not required to make additional capital contributions to the Company. All capital contributions shall be made at the option of the Member and shall be made as and when the Member deems appropriate.

10. Allocation of Profits and Losses. All of the Company's profits and losses shall be allocated to the Member.

11. Distributions. The Company may distribute funds or other assets to the Member at such times and in such amounts as the Board of Directors may determine. In determining the amount of funds to distribute pursuant to this Section 11, the Board of Directors may consider such factors as the need to allocate funds to any reserves for Company contingencies or any other Company purposes that the Board of Directors reasonably deems necessary or appropriate. The Company shall not make a distribution to the Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

12. Return of Capital. The Member has no right to receive, but the Board of Directors has absolute discretion to make, subject to the Act, any distributions to the Member which include a return of all or any part of the Member's capital contribution; provided that upon the dissolution of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

13. Dissolution. The Company shall be dissolved and its affairs wound up upon the first to occur of the following events: (i) the determination of the Board of Directors to

dissolve the Company; (ii) the written consent of the Member to dissolve the Company; (iii) at any time there are no members of the Company, unless the Company is continued in accordance with the Act; or (iv) when required by a decree of judicial dissolution entered under Section 18-802 of the Act. Such dissolution and winding up shall be carried out in accordance with the Act. The bankruptcy (as defined in the Act) of the Member shall not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event, the Company shall continue without dissolution.

14. Winding Up of Company. Upon dissolution, the Company's business shall be liquidated in an orderly manner. The Board of Directors shall act as the liquidator to wind up the affairs of the Company pursuant to this Agreement. In performing its duties, the Board of Directors is authorized to sell, distribute, exchange or otherwise dispose of the assets of the Company in accordance with the Act and in any reasonable manner that the Board of Directors shall determine. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company shall have been distributed to the Member in the manner provided for in this Agreement and (ii) the Certificate of Formation of the Company shall have been canceled in the manner required by the Act.

15. No Certification of Interests. The membership interests in the Company shall not be certificated.

16. Liability; Exculpation and Indemnification.

(a) Except as otherwise expressly required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and the Member, Directors, officers, employees and agents of the Company shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Director, officer, employee or agent of the Company.

(b) Neither the Member nor any Director nor any officer nor member of a committee of the Company (a "Covered Person") shall be liable to the Company or any other person or entity who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred if such Covered Person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law.

(c) The Company shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any Covered Person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she is or was a Covered Person, or, while a Covered Person, is or was serving at the request of the Company as

a director or officer, employee or agent of another company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section (d) of this Section 16, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.

(d) Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; provided, however, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 16.

(e) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Section 16 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(f) The provisions of this Section 16 shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 16 is in effect, and any repeal or modification of any applicable law or of this Section 16 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(g) Persons not expressly covered by the foregoing provisions of this Section 16, including without limitation those (i) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another company, partnership, joint venture, trust or other enterprise, or (ii) who are or were directors, officers, employees or agents of a constituent company absorbed in a consolidation or merger in which the Company was the resulting or surviving company, or who are or were serving at the request of such constituent company as directors, officers, employees or agents of another company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced

expenses to the extent authorized at any time or from time to time by the Board of Directors. The Board of Directors may also enter into separate and/or additional documents with any Covered Person or any other person which may have the effect of granting additional indemnification rights, and/or establishing additional rights, or altering or supplementing the terms of this Section without the consent of any other person.

(h) The rights conferred on any Covered Person by this Section 16 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(i) The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other company, partnership, joint venture, trust, enterprise or non-profit entity.

(j) Any repeal or modification of the foregoing provisions of this Section 16 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(k) The Company may purchase and maintain insurance, at its expense, to protect itself and any Member, Director, officer, manager, trustee, employee or agent of the Company or any such person serving, at its request, as a director, officer, employee or agent of another company, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Section 16), whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

17. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by such laws.

18. Application for Admission to Transact Business. Promptly following the execution of this Agreement, the Member shall file, on behalf of the Company, in accordance with applicable law, an application to transact business as a foreign limited liability company in any jurisdiction where the Member deems such a filing or similar filing to be appropriate.

19. Fiscal Year. The fiscal year of the Company shall end on December 31.

20. Modification, Waiver or Termination. Except as otherwise provided in Section 5, no modification, waiver or termination of this Agreement, or any part hereof, shall be effective unless made in writing and signed by the Member.

21. Benefits of Agreement. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or of any other person not a party to this Agreement.

22. Headings. The titles of Sections of this Agreement are for convenience of reference only and shall not define or limit any of the provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first written above.

MEMBER:
CBOE HOLDINGS, INC.

By: ______________________
Name: Edward T. Tilly
Title: Chief Executive Officer

GG Loan Markets, LLC

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "LOAN MARKETS, LLC", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF MAY, A.D. 2015, AT 4:17 O'CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5744940 8100

150650371

AUTHENTICATION: 2367757

DATE: 05-12-15

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:15 PM 05/11/2015
FILED 04:17 PM 05/11/2015
SRV 150650371 - 5744940 FILE

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

This Certificate of Formation of Loan Markets, LLC (the "Company"), dated as of May 11, 2015, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §§ 18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is Loan Markets, LLC.

SECOND. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

THIRD. The name and address of the registered agent for service of process on the Company in the State of Delaware are The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Carlen C. Sellers
Name: Carlen C. Sellers
Title: Authorized Person

23004-0841
CH2\16592913.1

OPERATING AGREEMENT
OF
LOAN MARKETS, LLC

This Operating Agreement (this "Agreement") of Loan Markets, LLC (the "Company"), dated as of July 13, 2015, is entered into by CBOE Holdings, Inc., a Delaware corporation (the "Member").

A. The Member formed the Company on May 11, 2015, by causing a certificate of formation (the "Certificate of Formation") to be filed with the Secretary of State of the State of Delaware, pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 *et seq.*, as the same may be amended from time to time (the "Act");

B. Concurrently with the execution and delivery of this Agreement, the Member is making a cash contribution of two million dollars ($2,000,000) to the capital of the Company, in exchange for all of the membership interests in the Company; and

C. The Member deems a limited liability company agreement to be necessary and advisable to set out its agreement as to the conduct of business and the affairs of the Company and desires to enter into this Agreement;

NOW, THEREFORE, in consideration of the premises contained herein and each party intending to be legally bound, the Member and the Company agree as follows:

1. Name. The name of the limited liability company is Loan Markets, LLC.

2. Purpose. The purpose of the Company shall be to engage in any lawful act or activity for which limited liability companies may be organized under the Act as determined by the Board of Directors (as defined herein).

3. Formation. The filing of the Certificate of Formation of the Company with the Secretary of State of the State of Delaware on May 11, 2015 pursuant to the Act is hereby ratified and approved.

4. Offices. The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, the same location as the principal place of business and office of the sole Member or such other place or places as the Board of Directors my from time to time designate.

5. Registered Agent and Office. The name of the Company's registered agent is The Corporation Trust Company, and the address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The Board of Directors may, at any time, designate another registered agent and/or registered office of the Company and may amend this Agreement and the Certificate of Formation of the Company to reflect such designation without the consent of the Member or any other person or entity.

6. Member. The Member is the sole member of the Company and shall be shown as such on the books and records of the Company. No other person shall be admitted as a member of the Company, and no additional interest in the Company shall be issued, without appropriate amendments to this Agreement, approved by the Member.

7. Management of the Company.

(a) The Member hereby exclusively vests the power to manage, operate and set policies for the Company in a management board of directors (the "Board of Directors"). The number of persons constituting the Board of Directors shall be fixed from time to time by the Member, and the Board of Directors shall consist of individuals elected by the Member ("Directors"). Directors shall hold office for such term as may be determined by the Member or until their respective successors are chosen. Directors may be removed from, and substitute or additional Directors may be appointed to, the Board of Directors, at any time by the Member. Each Director is hereby designated as a "manager" of the Company within the meaning of the Act.

(b) Meetings of the Board of Directors shall be held at the principal place of business of the Company or at any other place that the president of the Company may determine from time to time. Members of the Board of Directors may participate in such meetings by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting. The presence of at least 50% of the Directors shall constitute a quorum for the transaction of business; provided that a quorum shall not exist unless at least two Directors are present. Meetings shall be held in accordance with the schedule established by the Board of Directors. Special meetings of the Board of Directors may be called by the president of the Company and shall be called by the president or the secretary of the Company upon the written request of any two Directors. The president or the secretary of the Company shall give at least one hour's notice of such meeting to each Director.

(c) The act of a majority of the Directors present at any meeting of the Board of Directors at which there is a quorum shall be the act of the Board of Directors. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting and without prior notice if written consents, setting forth the action so taken, are executed by the members of the Board of Directors representing the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all members of the Board of Directors permitted to vote were present and voted. Any such written consents may be executed in any number of counterparts, with each such counterpart being deemed to be an original instrument, and all such counterparts together constituting the same consent. The Board of Directors may establish such other rules and procedures for its deliberations as it may deem necessary or desirable.

(d) The Board of Directors shall have the power by itself or through agents, and shall be authorized and empowered on behalf and in the name of the Company, to carry out all of the objects and purposes of the Company and to perform all acts and enter into and perform all acts and other undertakings that it may in its discretion deem necessary or advisable in that regard, in each case in accordance with the provisions of this Agreement. A Director acting

individually in his or her capacity shall have the power to act for or bind the Company to the extent authorized to do so by the Board of Directors. The Board of Directors may confer upon any officer of the Company elected in accordance with paragraph (e) below, any of the powers of the Board of Directors set forth in this Agreement.

(e) The officers of the Company shall be designated by the Board of Directors. The Board of Directors shall have the power to elect such additional or successor officers of the Company and assign titles to such officers as it may deem necessary or appropriate from time to time. All officers of the Company elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen. Any officer may be removed from office at any time either with or without cause by the president of the Company or the affirmative vote of a majority of the Directors then in office. Each of the officers of the Company shall have the powers and duties prescribed by the Board of Directors and, unless otherwise prescribed by the Board of Directors, if the title assigned to an officer is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office.

8. Initial Capital Contribution and Interests. Concurrently with the execution and delivery of this Agreement, the Member is contributing two million dollars ($2,000,000) to the Company as an initial capital contribution to the Company in exchange for 100% of the membership interests in the Company.

9. Additional Contributions. The Member is not required to make additional capital contributions to the Company. All capital contributions shall be made at the option of the Member and shall be made as and when the Member deems appropriate.

10. Allocation of Profits and Losses. All of the Company's profits and losses shall be allocated to the Member.

11. Distributions. The Company may distribute funds or other assets to the Member at such times and in such amounts as the Board of Directors may determine. In determining the amount of funds to distribute pursuant to this Section 11, the Board of Directors may consider such factors as the need to allocate funds to any reserves for Company contingencies or any other Company purposes that the Board of Directors reasonably deems necessary or appropriate. The Company shall not make a distribution to the Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

12. Return of Capital. The Member has no right to receive, but the Board of Directors has absolute discretion to make, subject to the Act, any distributions to the Member which include a return of all or any part of the Member's capital contribution; provided that upon the dissolution of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

13. Dissolution. The Company shall be dissolved and its affairs wound up upon the first to occur of the following events: (i) the determination of the Board of Directors to

dissolve the Company; (ii) the written consent of the Member to dissolve the Company; (iii) at any time there are no members of the Company, unless the Company is continued in accordance with the Act; or (iv) when required by a decree of judicial dissolution entered under Section 18-802 of the Act. Such dissolution and winding up shall be carried out in accordance with the Act. The bankruptcy (as defined in the Act) of the Member shall not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event, the Company shall continue without dissolution.

14. Winding Up of Company. Upon dissolution, the Company's business shall be liquidated in an orderly manner. The Board of Directors shall act as the liquidator to wind up the affairs of the Company pursuant to this Agreement. In performing its duties, the Board of Directors is authorized to sell, distribute, exchange or otherwise dispose of the assets of the Company in accordance with the Act and in any reasonable manner that the Board of Directors shall determine. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company shall have been distributed to the Member in the manner provided for in this Agreement and (ii) the Certificate of Formation of the Company shall have been canceled in the manner required by the Act.

15. No Certification of Interests. The membership interests in the Company shall not be certificated.

16. Liability; Exculpation and Indemnification.

(a) Except as otherwise expressly required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and the Member, Directors, officers, employees and agents of the Company shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Director, officer, employee or agent of the Company.

(b) Neither the Member nor any Director nor any officer nor member of a committee of the Company (a "Covered Person") shall be liable to the Company or any other person or entity who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred if such Covered Person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law.

(c) The Company shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any Covered Person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a Covered Person, or, while a Covered Person, is or was serving at the request of the Company as

a director or officer, employee or agent of another company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section (d) of this Section 16, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.

(d) Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; provided, however, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 16.

(e) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Section 16 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(f) The provisions of this Section 16 shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 16 is in effect, and any repeal or modification of any applicable law or of this Section 16 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(g) Persons not expressly covered by the foregoing provisions of this Section 16, including without limitation those (i) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another company, partnership, joint venture, trust or other enterprise, or (ii) who are or were directors, officers, employees or agents of a constituent company absorbed in a consolidation or merger in which the Company was the resulting or surviving company, or who are or were serving at the request of such constituent company as directors, officers, employees or agents of another company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced

expenses to the extent authorized at any time or from time to time by the Board of Directors. The Board of Directors may also enter into separate and/or additional documents with any Covered Person or any other person which may have the effect of granting additional indemnification rights, and/or establishing additional rights, or altering or supplementing the terms of this Section without the consent of any other person.

(h) The rights conferred on any Covered Person by this Section 16 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(i) The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other company, partnership, joint venture, trust, enterprise or non-profit entity.

(j) Any repeal or modification of the foregoing provisions of this Section 16 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(k) The Company may purchase and maintain insurance, at its expense, to protect itself and any Member, Director, officer, manager, trustee, employee or agent of the Company or any such person serving, at its request, as a director, officer, employee or agent of another company, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Section 16), whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

17. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by such laws.

18. Application for Admission to Transact Business. Promptly following the execution of this Agreement, the Member shall file, on behalf of the Company, in accordance with applicable law, an application to transact business as a foreign limited liability company in the State of Illinois and in any other jurisdiction where the Member deems such a filing or similar filing to be appropriate.

19. Fiscal Year. The fiscal year of the Company shall end on December 31.

20. Modification, Waiver or Termination. Except as otherwise provided in Section 5, no modification, waiver or termination of this Agreement, or any part hereof, shall be effective unless made in writing and signed by the Member.

21. Benefits of Agreement. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or of any other person not a party to this Agreement.

22. Headings. The titles of Sections of this Agreement are for convenience of reference only and shall not define or limit any of the provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first written above.

MEMBER:
CBOE HOLDINGS, INC.

By: ______________________
Name: Edward T. Tilly
Title: Chief Executive Officer

HH Market Data Express, LLC

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "MARKET DATA EXPRESS, LLC", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF FEBRUARY, A.D. 2006, AT 1:09 O'CLOCK P.M.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4113001 8100

060159535

AUTHENTICATION: 4536011

DATE: 02-21-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:35 PM 02/21/2006
FILED 01:09 PM 02/21/2006
SRV 060159535 - 4113001 FILE

CERTIFICATE OF FORMATION

OF

MARKET DATA EXPRESS, LLC

1. The name of the limited liability company is Market Data Express, LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

3. This Certificate of Formation shall be effective upon the date of filing.

IN WITNESS WHEREOF, the undersigned authorized person has executed this Certificate of Formation of Market Data Express, LLC this 21st day of February, 2006.

Arthur Reinstein

Arthur Reinstein, Authorized Person

FIRST AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

MARKET DATA EXPRESS, LLC

THE UNDERSIGNED is executing this First Amended and Restated Limited Liability Company Agreement (as amended from time to time, this "Agreement") for the purpose of amending and restating the Limited Liability Company Agreement of Market Data Express, LLC, a limited liability company (the "Company"), dated as of February 21, 2006, pursuant to the provisions of the Delaware Limited Liability Company Act (6 Del.C. §§ 18-101, et seq.), as amended from time to time (the "Act"), and does hereby certify and agree as follows:

Section 1. Name. The name of the Company shall be "Market Data Express, LLC" or such other name as the Board of Directors (as defined below) may from time to time hereafter designate. Notwithstanding any provision of this Agreement (including Section 14), the Board of Directors may amend this Agreement and the Certificate of Formation of the Company to reflect a change in the name of the Company without the consent of the Member or any other person or entity.

Section 2. Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

Section 3. Offices. (a) The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board of Directors may from time to time designate.

(b) The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. At any time the Board of Directors may designate another registered office and/or registered agent of the Company and, notwithstanding any provision in this Agreement (including Section 14), may amend this Agreement and the Certificate of Formation of the Company to reflect such designation without the consent of the Member or any other person or entity.

Section 4. Member. Upon the execution and delivery of this Agreement, CBOE Holdings, Inc. is admitted as the member (such person and any substitute member in its capacity as a member of the Company being referred to as a "Member") of the Company.

Section 5. Term. The term of the Company commenced on the date of filing of the Certificate of Formation of the Company in accordance with the Act and shall continue until dissolution of the Company in accordance with the Act or Section 12 of this Agreement.

Section 6. Management of the Company. (a) The Member hereby exclusively vests the power to manage, operate and set policies for the Company in a management board of directors (the "Board of Directors"). The Board of Directors shall consist of individuals elected by the Member ("Directors"). Directors shall hold office for such term as may be determined by the Member or until their respective successors are chosen. Directors may be removed from, and substitute or additional Directors may be appointed to, the Board of Directors, at any time by the sole Member. Each Director is hereby designated as a "manager" of the Company within the meaning of the Act.

(b) Meetings of the Board of Directors shall be held at the principal place of business of the Company or at any other place that the President may determine from time to time. Members of the Board of Directors may participate in such meetings by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting. The presence of at least 50% of the Directors shall constitute a quorum for the transaction of business; provided that a quorum shall not exist unless at least two Directors are present. Meetings shall be held in accordance with the schedule established by the Board of Directors. Special meetings of the Board of Directors may be called by the President, and shall be called by the President or the Secretary upon the written request of any two Directors. The President or the Secretary shall give at least one hour's notice of such meeting to each Director.

(c) The act of a majority of the Directors present at any meeting of the Board of Directors at which there is a quorum shall be the act of the Board of Directors. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting and without prior notice if written consents, setting forth the action so taken, are executed by the members of the Board of Directors representing the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all members of the Board of Directors permitted to vote were present and voted. Any such written consents may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts together constituting the same consent. The Board of Directors may establish such other rules and procedures for its deliberations as it may deem necessary or desirable.

(d) The Board of Directors shall have the power by itself or through agents, and shall be authorized and empowered on behalf and in the name of the Company, to carry out all of the objects and purposes of the Company and to perform all acts and enter into and perform all acts and other undertakings that it may in its discretion deem necessary or advisable in that regard, in each case in accordance with the provisions of this Agreement. A Director acting individually in his or her capacity shall have the power to act for or bind the Company to the extent authorized to do so by the Board of Directors. Arthur Reinstein is hereby designated as an "authorized person" within the meaning of the Act, and has executed, delivered and filed the Certificate of Formation of the Company with the Secretary of State of the State of Delaware, which filing is hereby approved and ratified. Upon the filing of the Certificate of Formation with the Secretary of State of the State of Delaware, his powers as an "authorized person" ceased, and each of the Directors and officers of the Company thereupon became a designated "authorized person" and shall continue as a designated "authorized person" within the meaning of the Act, and are also authorized to execute, deliver and file any applicable filings as a foreign limited liability company in any State where such filings may be necessary or desirable. The Board of Directors may confer upon any officer of the Company elected in accordance with paragraph (e) below, any of the powers of the Board of Directors set forth in this Agreement.

(e) The officers of the Company shall be designated by the Member. The Board of Directors shall have the power to elect such additional or successor officers of the Company and assign titles to such officers as it may deem necessary or appropriate from time to time. All officers of the Company elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen. Any officer may be removed from office at any time either with or without cause by the President or the affirmative vote of a majority of the Directors then in office. Each of the officers of the Company shall have the powers and duties prescribed by the Board of Directors and, unless otherwise prescribed by the Board of Directors, if the title assigned to an officer is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office.

Section 7. Liability; Exculpation and Indemnification

(a) Except as otherwise expressly required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and the Member, Directors, officers, employees and agents of the Company shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Director, officer, employee or agent of the Company.

(b) Neither the Member nor any Director nor any Officer nor member of a committee of the Company (a "Covered Person") shall be liable to the Company or any other person or entity who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred if such Covered Person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law.

(c) The Company shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any Covered Person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a Covered Person, or, while a Covered Person, is or was serving at the request of the Company as a Director or Officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section (d) of this Section 7, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Company.

(d) Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; provided, however, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 7.

(e) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Section 7 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(f) The provisions of this Section 7 shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 7 is in effect, and any repeal or modification of any applicable law or of this Section 7 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(g) Persons not expressly covered by the foregoing provisions of this Section 7, including without limitation those (*x*) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another Company, partnership, joint venture, trust or other enterprise, or (*y*) who are or were directors, officers, employees or agents of a constituent Company absorbed in a consolidation or merger in which the Company was the resulting or surviving Company, or who are or were serving at the request of such constituent Company as directors, officers, employees or agents of another Company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Board of Directors. The Board of Directors may also enter into separate and/or additional documents with any Covered Person or any other person which may have the effect of granting additional indemnification rights, and/or establishing additional rights, or altering or supplementing the terms of this Section without the consent of any other person.

(h) The rights conferred on any Covered Person by this Section 7 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(i) The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another Company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other Company, partnership, joint venture, trust, enterprise or non-profit entity.

(j) Any repeal or modification of the foregoing provisions of this Section 7 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(k) The Company may purchase and maintain insurance, at its expense, to protect itself and any Member, Director, Officer, manager, trustee, employee or agent of the Company or another Company, or of a partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Section 7), whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

Section 8. Capital Contributions. The Member is not required to make any capital contributions to the Company. However, the Member may make capital contributions to the Company in such amounts and at such times as it deems necessary or appropriate in its sole discretion.

Section 9. Assignments of Member's Interest. The Member may assign all, but not part, of its interest in the Company; provided, however, such assignment may only be made to one of its affiliates. If the Member assigns all of its limited liability company interest in the Company pursuant to this Section 9, the assignee, upon its execution of an instrument pursuant to which it agrees to be bound by this Agreement, shall be deemed admitted to the Company as a member of the Company effective immediately prior to the assignment and, immediately following such admission, the assigning Member shall cease to be a member of the Company.

Section 10. Distributions. Distributions of cash or other assets of the Company shall be made at such time and in such amounts as the Board of Directors may determine. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to the Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

Section 11. Return of Capital. The Member has no right to receive, but the Board of Directors has absolute discretion to make, subject to the Act, any distributions to the Member which include a return of all or any part of the Member's capital contribution; provided that upon the dissolution of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

Section 12. Dissolution. The Company shall be dissolved and its affairs wound up upon the first to occur of the following events: (i) the determination of the Board of Directors to dissolve the Company; (ii) the written consent of the Member to dissolve the Company; (iii) at any time there are no members of the Company, unless the Company is continued in accordance with the Act; or (iv) when required by a decree of judicial dissolution entered under Section 18-802 of the Act. Such dissolution and winding up shall be carried out in accordance with the Act.

The bankruptcy (as defined in the Act) of the Member shall not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event, the Company shall continue without dissolution.

The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company shall have been distributed to the Member in the manner provided for in this Agreement and (ii) the Certificate of Formation of the Company shall have been canceled in the manner required by the Act.

Section 13. Fiscal Year. The fiscal year of the Company shall be the twelve month period ending on December 31 of each year.

Section 14. Amendments. Except as provided in Sections 1 and 3, this Agreement may be amended only upon the written consent of the Member.

Section 15. Governing Law. This Agreement and the rights and obligations of the parties hereto shall be subject to, and governed by, the laws of the State of Delaware (without regard to conflict of laws principals).

Section 16. Severability of Provisions. Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

IN WITNESS WHEREOF, the undersigned has duly executed this First Amended and Restated Limited Liability Company Agreement as of June 18, 2010.

MEMBER:

CBOE Holdings, Inc.,
a Delaware stock corporation

By: Edward J. Joyce
Name: Edward J. Joyce
Title: President and Chief Operating Officer

CH2\7306207.3

KK Signal Trading Systems, LLC

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "SIGNAL TRADING SYSTEMS, LLC", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF MAY, A.D. 2010, AT 3:12 O'CLOCK P.M.

SECRETARY'S OFFICE · 1793 DELAWARE 1855

Jeffrey W. Bullock, Secretary of State

4785391 8100

AUTHENTICATION: 7993166

100506111

DATE: 05-14-10

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:17 PM 05/13/2010
FILED 03:12 PM 05/13/2010
SRV 100506111 - 4785391 FILE

CERTIFICATE OF FORMATION

OF

SIGNAL TRADING SYSTEMS, LLC

This Certificate of Formation of Signal Trading Systems, LLC (the "Company"), dated as of May 13, 2010, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §§ 18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is Signal Trading Systems, LLC.

SECOND. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

THIRD. The name and address of the registered agent for service of process on the Company in the State of Delaware are The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

Paul A. Bernacki

Name: Paul A. Bernacki
Title: Authorized Person

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

OF

SIGNAL TRADING SYSTEMS, LLC

THE EQUITY INTERESTS REPRESENTED BY UNITS PURSUANT TO THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH UNITS MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER THE 1933 ACT AND SUCH LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

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AMENDED AND RESTATED

LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

OF

SIGNAL TRADING SYSTEMS, LLC

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "Agreement") of SIGNAL TRADING SYSTEMS, LLC (the "Company") is made as of May 26, 2010 (the "Effective Date"), by and between Chicago Board Options Exchange, Incorporated, a Delaware corporation ("CBOE"), and FlexTrade Systems Inc., a New York corporation ("FlexTrade").

RECITALS

WHEREAS, the Company was formed as a Delaware limited liability company on May 13, 2010 by the filing of a Certificate of Formation (as in effect from time to time, the "Certificate of Formation") with the Secretary of State of the State of Delaware;

WHEREAS, FlexTrade entered into the Limited Liability Company Operating Agreement of the Company, dated as of May 24, 2010 the ("Original Operating Agreement"), and contributed the FlexTrade Contributed Assets (as defined herein) to the Company in exchange for all of the Units (as defined herein) that are issued and outstanding on the Effective Date;

WHEREAS, CBOE and FlexTrade have entered into a Membership Interest Purchase and Sale Agreement, dated the Effective Date (the "Membership Interest Purchase Agreement"), pursuant to which CBOE has agreed to purchase from FlexTrade, and FlexTrade has agreed to sell to CBOE, 50% of the issued and outstanding Units held by FlexTrade;

WHEREAS, concurrently with the closing of the Membership Interest Purchase Agreement, CBOE and FlexTrade desire to amend and restate the Original Operating Agreement in its entirety and to enter into this Agreement which sets forth, among other things, their agreements concerning the governance of the Company, their respective ownership interests in the Company, and certain matters pertaining to the relationships among the parties hereto on and after the Effective Date;

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
DEFINITIONS

1.1 Certain Defined Terms. In addition to terms defined elsewhere in this Agreement, as used in this Agreement, the following capitalized terms shall have the following meanings:

"Adjusted Capital Contribution" means, with respect to each Unit, as of any day, the Capital Contribution made with respect to such Unit, adjusted as follows since the date of the immediately preceding Book Up or Book Down with respect to the Unit:

(a) Increased by the amount of any contributions to the capital of the Company with respect to such Unit and Company liabilities that are assumed with respect to such Unit in connection with Distributions made with respect to such Unit pursuant to Sections 5.1, 5.4 and 12.3(a) or secured by any Company property distributed with respect to such Unit; and

(b) Reduced by the amount of cash and the Gross Asset Value of any Company property distributed with respect to such Unit pursuant to Sections 5.1, 5.4 and 12.3(a) and the amount of any liabilities assumed by the Company with respect to such Unit or secured by any property contributed to the Company with respect to such Unit.

In the event any Unit is Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Adjusted Capital Contribution of the transferor with respect to such Unit.

"Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise with respect to such Person.

"Agreement" has the meaning set forth in the preamble.

"Annual Budget and Business Plan" has the meaning set forth in Section 7.5.

"Approved Users" has the meaning given such term in the Membership Interest Purchase Agreement.

"Book Up" (or "Book Down") means, with respect to any Unit, the occurrence of any event pursuant to which the Company's Gross Asset Value is increased (or decreased) pursuant to clause (b) of the definition of "Gross Asset Value."

"Business Day" means a day on which banks are open for business in Chicago, Illinois, other than a Saturday or a Sunday.

"Capital Account" has the meaning set forth in Section 4.3.

"Capital Contribution" means, with respect to any Member, the total amount of (i) the cash contributed to the Company, (ii) the Fair Market Value of any assets (other than cash) contributed to the Company, net of liabilities assumed by the Company or to which the assets contributed by a Member are subject, and (iii) the Fair Market Value of any Member Services contributed to the Company prior to the Cutover Date; provided, however, if a Book Up or Book Down has occurred, Capital Contribution shall mean the value of the Capital Account of such Member immediately following the date of the immediately preceding Book Up or Book Down, if any.

"CBOE Option Period" has the meaning given such term in Section 14.3(e).

"CBOE Services" has the meaning given such term in the Services Agreement.

"Certificate of Formation" has the meaning set forth in the recitals.

"Class" means an outstanding class, series or other type of securities of the Company as may be defined in this Agreement from time to time. (Initially, the securities of the Company are of a single Class.)

"Common Elements" has the meaning given such term in the FlexTrade Contribution Agreement.

"Company" has the meaning set forth in the preamble.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company Minimum Gain" has the meaning set forth for "partnership minimum gain" in Treasury Regulation Section 1.704-2(d).

"Confidential Information" has the meaning given such term in the Membership Interest Purchase Agreement.

"Contributed Services Sub-Account" has the meaning set forth in Section 4.3(b).

"Core Matters" has the meaning given such term in the Services Agreement.

"Current Market Price" means, as of any date with respect to any security, an amount equal (i) the average of the last sale price of such security, regular way, on the 20 consecutive trading days ending on such date or, if no such sales take place, the average of the closing bid and asked prices thereof on such date, in each case as officially reported on the principal national securities exchange on which such security is then listed or admitted to trading, or (ii) if the security is not then listed or admitted to trading on any national securities exchange, the average of the last sale prices of the security on the 20 consecutive Business Days ending on such date, or, if no such sales take place, the average of the reported closing bid and asked prices thereof on such date, as quoted in the over-the-counter market and reported by any member firm of the New York Stock Exchange selected by the Company, or (iii) if the security is not then listed or admitted to trading on any national securities exchange or quoted or published in the over-the-counter market, the purchase price which a willing buyer having all relevant information would pay a willing seller for such security in an arm's length transaction, giving effect to any discount for lack of marketability or a minority position.

"Cutover Date" has the meaning given such term in the Services Agreement.

"Delaware Act" means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended and in effect from time to time, and any successor statute.

"Depreciation" means for each fiscal year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to a Company asset for that year or other period, except that if the Gross Asset Value of the asset differs from its adjusted basis for federal income tax purposes at the beginning of that year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for that year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization, or other cost recovery deduction for that year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Tax Matters Partner.

"Direct Competitor" means, when used with respect to the Company or any Member, any Person that is, or is an Affiliate, director, officer, employee or agent of, a Person whose primary business is to supply services and products (i) directly competitive with, or (ii) intended to serve as a substitute for, services and products supplied by the Company or such Member. Without limitation of the foregoing, any Organized Market (as defined in the FlexTrade Contribution Agreement) or Affiliate of an Organized Market shall be deemed to be a Direct Competitor of CBOE.

"Distributable Cash" means, for any fiscal year or other period, cash that is not required for the operations of the Company, the payment of liabilities or expenses of the Company, or the setting aside of reserves to meet the anticipated cash needs of the Company.

"Distribution" means any distribution by the Company to any Unit Holder, including distributions payable in cash, property or securities and including by means of distribution, redemption, repurchase or liquidation, except that none of the following shall be a Distribution: (i) any recapitalization of the Company in which the consideration received with respect to Units of each Class is allocated pro rata among the holders of Units of such Class, (ii) any distribution of Units of any Class pro rata to holders of Units of such Class, and (iii) any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units, provided, however, that, with respect to any Class, all outstanding Units of such Class are treated the same in such subdivision or combination. Any Distribution by the Company to any Unit Holder payable in cash shall be based upon Distributable Cash (using the cash receipts and disbursements basis of accounting) and not net book income.

"EBITDA" means, when used with respect to the Company for any fiscal year, the Company's net income before interest, taxes, depreciation and amortization and before any capital expenditures for such fiscal year.

"Effective Date" has the meaning set forth in the preamble.

"Exchange Act" means the Securities Exchange Act of 1934 as amended from time to time, or any successor thereto.

"Exempt Transfer" has the meaning set forth in Section 11.1.

"Facility" has the meaning set forth in Section 3(a)(2) of the Exchange Act.

"Fair Market Value" of any asset or services as of any date means the purchase price which a willing buyer having all relevant information would pay a willing seller for such asset or services in an arms' length transaction, as determined in good faith by the Members, based on such factors as the Members, in the exercise of their reasonable business judgment, consider relevant; provided, however, that (i) the Fair Market Value of securities, as of any date, shall be the Current Market Price of such securities as of that date, (ii) the Fair Market Value of the FlexTrade Contributed Assets shall be as set forth in Section 4.1(a), and (iii) the Invoiced Amount of any Member Services, and of Legal Services, shall be deemed to be the Fair Market Value of such services.

"FlexTrade Acquisition Offer" has the meaning set forth in Section 14.3(a).

"FlexTrade Algorithms" has the meaning given such term in the FlexTrade Contribution Agreement.

"FlexTrade Algorithms License" has the meaning given such term in the FlexTrade Contribution Agreement.

"FlexTrade Contributed Assets" means (i) an equal and independent joint ownership interest with FlexTrade in the Common Elements, (ii) all of FlexTrade's ownership interests in the Unique Elements, any OMS Special Features and Pulse Algorithms, (iii) the OMS Base License, and (iv) the FlexTrade Algorithms License, each as more fully described in the FlexTrade Contribution Agreement.

"FlexTrade Contribution Agreement" means the Contribution and License Agreement, dated as of May 24, 2010, pursuant to which FlexTrade contributed the FlexTrade Contributed Assets to the Company in exchange for a 100% ownership interest in the Company consisting of 1,000 Units.

"FlexTrade Services" has the meaning given such term in the Services Agreement.

"Floor Broker Application" means any version of Pulse that is configured for use on CBOE's trading floor.

"GAAP" shall mean generally accepted accounting principles in the United States, as promulgated from time to time.

"Governmental Authority" means any federal, state, municipal, local, foreign, territorial, provincial or other governmental department, commission, board, bureau, agency, regulatory authority, instrumentality, judicial or administrative body, domestic or foreign.

"Gross Asset Value" means, with respect to any Company asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Unit Holder to the Company shall be the gross Fair Market Value of such asset at the time of such contribution;

(b) In order to preserve the economic interests of each Unit Holder in the Company, the Members may adjust the Gross Asset Values of all Company assets to equal their respective gross Fair Market Values, as determined by the Unanimous Consent of the Members in their reasonable discretion, immediately prior to the following times: (A) the acquisition of additional Units in the Company by any new or existing Unit Holder for more than a de minimis Capital Contribution, (B) the issuance of Units for services (not including the Member Services, for which no additional Units shall be issued), (C) the distribution by the Company to a Unit Holder of more than a de minimis amount of Company property, (D) the withdrawal of a Member, and (E) the liquidation of the Company;

(c) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation §1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this clause (c)to the extent an adjustment is made at that time pursuant to clause (b) of this definition; and

(d) The Gross Asset Value of any Company asset distributed in kind to any Unit Holder shall be the gross Fair Market Value of such asset on the date of distribution.

"Indemnitee" has the meaning set forth in Section 9.1.

"Initial Business" means the development and making commercially available of Pulse, and any lawful act or activity necessary, related or incidental thereto.

"Invoiced Amount" means the amount invoiced by a Member to the Company for Member Services provided by such Member under the Services Agreement, or by CBOE to the Company for amounts incurred by CBOE in connection with the performance of Legal Services, in the preceding calendar month determined in accordance with Section 5.3 of the Services Agreement.

"Legal Services" has the meaning given such term in the Services Agreement.

"Live Date" means the date on which Pulse is first generally available for use for commercial live trading (*i.e.*, post-Beta testing by the five customers (maximum) who have been identified by CBOE for Beta testing as of the Effective Date).

"Major Decision" has the meaning set forth in Section 7.3.

"Management Units" has the meaning set forth in Section 14.1.

"Managing Member" means CBOE; provided, however, that: (i) if CBOE resigns as the Managing Member pursuant to Section 3.1(c) of the Membership Interest Purchase Agreement, the Managing Member shall be FlexTrade; and (ii) CBOE shall cease to be the Managing Member upon the effective date of the Second Amended and Restated Operating Agreement (as defined in Section 14.1).

"MaxxTrader-FlexTrade" has the meaning given such term in the Membership Interest Purchase Agreement.

"Member" means CBOE, FlexTrade and any other Unit Holder that is subsequently admitted to the Company as a Member in accordance with the provisions hereof.

"Member Loans" has the meaning set forth in Section 4.4.

"Member Minimum Gain" has the meaning set forth for "partner nonrecourse debt minimum gain" in Treasury Regulation Section 1.704-2(i).

"Member Nonrecourse Deductions" has the meaning set forth for "partner nonrecourse deductions" in Treasury Regulation Section 1.704-2(i).

"Member Services" means the CBOE Services and the FlexTrade Services.

"Membership Interest Purchase Agreement" means the Membership Interest Purchase and Sale Agreement, dated the Effective Date, between FlexTrade and CBOE.

"Net Income" and "Net Loss" mean, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) of the Code expenditures pursuant to Treasury Regulation §1.704-1(b)(2)(iv)(i) shall be subtracted from such taxable income or loss;

(c) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of the asset differs from its Gross Asset Value;

(d) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year, computed in accordance with the terms hereof;

(e) In the event the Gross Asset Value of any Company asset is adjusted pursuant to the terms of this Agreement, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Income and Net Loss;

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 732(d), 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis); and

(g) Notwithstanding any other provision herein, any items of income, gain, loss or deduction specially allocated pursuant to Section 6.2 shall not be taken into account in computing Net Income or Net Loss.

"Nonrecourse Deduction" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(1).

"Notice of Election to Terminate the Joint Venture" has the meaning set forth in Section 14.2.

"Notice of FlexTrade Acquisition Offer" has the meaning set forth in Section 14.3(a).

"Off-Floor Application" means any version of Pulse that is not configured for use on CBOE's trading floor.

"OMS" has the meaning given such term in the FlexTrade Contribution Agreement.

"OMS Base License" has the meaning given such term in the FlexTrade Contribution Agreement.

"OMS Special Features" has the meaning given such term in the FlexTrade Contribution Agreement.

"Person" means any individual, partnership, corporation, limited liability company, joint venture, trust, estate, association or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"Pre-Cutover Date Period" means the period beginning on the Effective Date and ending on the Cutover Date.

"Proceeding" has the meaning set forth in Section 9.2(a).

"Pulse" means the Java-based front-end trading solution to be made commercially available by the Company.

"Pulse Algorithms" has the meaning given such term in the FlexTrade Contribution Agreement.

"Regulatory Allocations" has the meaning set forth in Section 6.2(d).

"Related Agreements" means the FlexTrade Contribution Agreement, the Membership Interest Purchase Agreement and the Services Agreement.

"Revised Notice of FlexTrade Acquisition Offer" has the meaning set forth in Section 14.3(d).

"Revised Sale Notice" has the meaning set forth in Section 11.2(e).

"Sale of the Company" means the sale (in a single transaction or a series of related transactions) of the Company to any Person pursuant to which such Person acquires (i) a majority of the then outstanding Units (whether by merger, consolidation, Transfer of Units, reorganization, recapitalization or otherwise) or (ii) all or substantially all of the assets of the Company and its Subsidiaries, if any.

"Sale Notice" has the meaning set forth in Section 11.2(a).

"SEC" means the United States Securities and Exchange Commission or any successor agency performing substantially similar functions.

"Self-Regulatory Organization" and "SRO" have the meaning attributed to the term "Self-Regulatory Organization" in Section 3(a)(26) of the Exchange Act.

"Services Agreement" means the Services Agreement, dated the Effective Date, among CBOE, FlexTrade and the Company.

"Subsidiary" means any Person of which the Company owns securities that have a majority of the voting power to elect the board of directors (or similar governing body) directly or through one or more subsidiaries or, in the case of any limited liability company, partnership, limited liability partnership or other similar entity, securities conveying, directly or indirectly, a majority of the economic interests in such entity.

"Tax Amount" of a Unit Holder for a fiscal year or other period means the product of (i) the highest marginal tax rate for U.S. federal income taxes in effect for such fiscal year or other period times (ii) the Unit Holder's Tax Amount Base for such fiscal year or other period, minus any United States federal, state or local income tax credits allocated to the Unit Holder by the

Company for such fiscal year or other period, all as estimated in good faith by the Managing Member.

"Tax Amount Base" of a Unit Holder for a fiscal year or other period means the taxable income (for U.S. federal income tax purposes) allocated to the Unit Holder by the Company for such fiscal year or other period; provided that such taxable income shall be computed (i) without regard to the application of §704(c) of the Code with respect to any variation between the Fair Market Value and tax basis of any assets at the time such assets were contributed to the Company and (ii) without regard to any taxable income or loss recognized by a Unit Holder (other than through its distributive share of income or gain of the Company) in connection with the dissolution, initial public offering, sale of substantially all equity or assets of the Company or any similar event.

"Tax Distributions" has the meaning set forth in Section 5.4.

"Tax Matters Partner" has the meaning set forth in Section 6.4.

"Transaction Documents" has the meaning given such term in the Membership Interest Purchase Agreement.

"Transfer" means any transfer, sale, assignment, pledge, lien, encumbrance or other disposition of any kind (including any of the foregoing that are effected or incurred by gift, for consideration, voluntarily, involuntarily, for collateral purposes, upon foreclosure, in a judicial sale, incident to divorce, during lifetime, upon death, by operation of law or otherwise). A "Transfer" of a security also includes any swap or other transaction (including a short sale covered by that security) that transfers all or part of the economic consequence of ownership (or any other incident of ownership) of that security.

"Treasury Regulations" means the regulations promulgated under the Code, as amended and in effect from time to time.

"Unanimous Consent of the Members" means the consent of all of the Members effected in the manner provided in Section 7.1(b).

"Unique Elements" has the meaning given such term in the FlexTrade Contribution Agreement.

"Units" means equal units of limited liability company interest in the Company, including an interest in the ownership and profits and losses of the Company and the right to receive distributions from the Company as set forth in this Agreement. For the avoidance of doubt, the ownership or possession of Units shall not in and of itself entitle the owner or holder thereof to vote or consent to any action with respect to the Company (which rights shall be vested in only duly admitted Members of the Company), or to exercise any right of a Member of the Company under this Agreement, the Delaware Act or other applicable law.

"Unit Holder" means an owner of one or more issued and outstanding Units, who may or may not also be a Member.

"Unpaid Capital Contribution" means, with respect to each Unit as of any date, (i) the aggregate amount of the Capital Contributions made with respect to such Unit as of such date, less (ii) the aggregate amount of Distributions made with respect to such Unit as of such date pursuant to Section 5.1(a) and (b).

"Unpaid Excess Member Services Contribution" means, with respect to any Member as of any date, the amount, if any, by which (i) the aggregate amount of the Capital Contributions in the form of Member Services credited to such Member's Contributed Services Sub-Account, less the aggregate amount of Distributions made to such Member pursuant to Section 5.1(a), exceeds (ii) the aggregate amount of the Capital Contributions in the form of Member Services credited to the other Member's Contributed Services Sub-Account, less the aggregate amount of the Distributions made to such other Member pursuant to Section 5.1(a). As of any date, only one Member can have an Unpaid Excess Member Services Contribution.

ARTICLE II
ORGANIZATIONAL MATTERS

2.1 Formation of the Company. The Company was formed as a limited liability company pursuant to the Delaware Act and the provisions of this Agreement. The Managing Member shall use all reasonable efforts to assure that all filing, recording, publishing and other acts necessary or appropriate for compliance with all requirements for the continuation of the company as a limited liability company under the Delaware Act are made or taken.

2.2 Name. The name of the Company shall be Signal Trading Systems, LLC.

2.3 Principal Office and Place of Business. The principal office and principal place of business of the Company shall be located at 400 South LaSalle Street, Chicago, Illinois 60605, or at such other location upon which the Members may from time to time agree.

2.4 Registered Office/Agent. The name and address of the registered agent of the Company pursuant to the Delaware Act is The Corporation Trust Company. The registered office required to be maintained by the Company in the State of Delaware pursuant to the Delaware Act is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The Company may, upon compliance with the applicable provisions of the Delaware Act, change its registered office or registered agent from time to time in the discretion of the Managing Member.

2.5 Purpose. The purpose of the Company is to engage in the Initial Business and, subject to the Unanimous Consent of the Members under Section 7.3(u), any business or activity other than or in addition to the Initial Business for which limited liability companies may be organized under the Delaware Act.

2.6 Powers of the Company. Subject to the provisions of this Agreement, including without limitation Section 7.3, the Company shall have the power and authority to take any and all actions necessary, appropriate, advisable, convenient or incidental to or for the furtherance of the purpose set forth in Section 2.5, including, without limitation, the power either directly or through one or more Subsidiaries:

(a) to conduct its business, including the Initial Business, carry on its operations and have and exercise the powers granted to a limited liability company by the Delaware Act;

(b) to enter into, perform and carry out contracts of any kind;

(c) to purchase, lease or dispose of property;

(d) to borrow money and issue evidences of indebtedness and guaranty indebtedness and to secure the same by a mortgage, pledge or other lien on the assets of the Company and to confess judgment against the Company in connection therewith;

(e) to invest and reinvest its funds;

(f) to pay, collect, compromise, litigate, arbitrate or otherwise adjust or settle any and all other claims or demands of or against the Company or to hold such proceeds against the payment of contingent liabilities;

(g) to sue and be sued, complain and defend, and participate in administrative or other proceedings, including binding arbitration proceedings, in its name;

(h) to appoint agents of the Company and define their duties and fix their compensation;

(i) to indemnify any Person in accordance with the Delaware Act and to obtain any and all types of insurance;

(j) to cease its activities and cancel its Certificate; and

(k) to make, execute, acknowledge and file any and all documents or instruments necessary, appropriate, advisable, convenient or incidental to the accomplishment of the purpose of the Company.

2.7 Certain Regulatory Matters Relating to Pulse. The Members acknowledge that Pulse will constitute a Facility of CBOE, a registered national securities exchange under the Exchange Act, and accordingly, that Pulse will be subject to the requirements of the Exchange Act, including without limitation requirements to (a) make filings to obtain SEC approval of the fees to be charged for the use of Pulse and possibly the product offering and other aspects of the operations of the Company, and (b) cause the fees to be non-discriminatory or based on objective criteria. The Members further acknowledge that the SEC may impose conditions on CBOE, the Company and/or its Pulse product offering in connection with the SEC's approval of any such matters.. Pursuant to the Services Agreement, CBOE shall provide regulatory services to the Company as necessary to enable CBOE to comply with its regulatory obligations with respect to the status of Pulse as a Facility of CBOE. As between the Members and the Company, CBOE shall be solely responsible for ensuring that Pulse, as a Facility of CBOE, complies with CBOE's obligations as a Self-Regulatory Organization. Notwithstanding any other provision of this Agreement, so long as Pulse is a Facility of CBOE, CBOE shall have the sole right to direct the Company, with respect to Pulse, (i) to take any action that CBOE determines, in its sole discretion, is required to comply with its obligations as a Self-Regulatory Organization (including, without limiting the generality of the foregoing, its obligations with respect to the regulation and surveillance of the use of Pulse) and (ii) to refrain from taking any action that CBOE determines, in its sole discretion, is inconsistent with the performance of its obligations as a Self-Regulatory Organization. Without limiting the generality of the foregoing, CBOE shall have the right to take legal advice with respect to any matter pertaining to the status of Pulse as a Facility of CBOE from legal counsel engaged by CBOE. In the event that FlexTrade disagrees with any action that CBOE, based on the advice of legal counsel, has determined it is required to take or refrain from taking, with respect to Pulse, in order to comply with its obligations as a Self-Regulatory Organization, FlexTrade may obtain, at its own cost, a second legal opinion from counsel of its own choosing concerning such action. CBOE and its counsel shall reasonably consider any second opinion obtained; provided, however, that CBOE shall have no obligation to follow the advice of counsel engaged by FlexTrade.

2.8 Term. The term of the Company commenced on the date specified in the Certificate of Formation and shall continue in perpetuity, unless the Company is dissolved pursuant to Article XI of this Agreement.

ARTICLE III
MEMBERS AND UNITS

3.1 Ownership of Units. CBOE and FlexTrade have been admitted as Members, and each owns, as of the date of this Agreement, the Units set forth on Exhibit A hereto. The Managing Member shall update Exhibit A hereto (without the consent of any other Member) from time to time to reflect any change in ownership of Units permitted under this Agreement, including any permitted change as a result of any Transfer or issuance of Units.

3.2 Units. The limited liability company interests in the Company shall initially be represented by a single Class of Units, all of which shall be voting Units and shall be entitled to one vote per Unit if owned by a Member. All Units shall be uncertificated.

3.3 Limitation on Liability. Each Member's liability shall be limited as set forth in this Agreement, the Delaware Act and other applicable law.

3.4 No Liability for Company Obligations. No Member shall have any personal liability for any debts, obligations or losses of the Company beyond such Member's respective Capital Contributions, except as required by non-waivable provisions of applicable law.

3.5 No Fiduciary Duties. Members shall not owe fiduciary duties to the Company, its Subsidiaries or other Members. Except as otherwise expressly provided in this Agreement or the Membership Interest Purchase Agreement, Members shall not in any way be prohibited from or restricted in engaging or owning an interest in any other business venture of any nature, including any venture which might be competitive with the business of the Company or its Subsidiaries, if any.

ARTICLE IV
CAPITAL CONTRIBUTIONS;
MEMBER LOANS AND GUARANTEES

4.1 Ownership of Units; Capital Contributions.

(a) Ownership of Units. As of the Effective Date, the Company's sole assets are the FlexTrade Contributed Assets, and the Company has no liabilities. The Members have mutually agreed that the Fair Market Value of the FlexTrade Contributed Assets is $23,000,000. On the Effective Date, immediately following the closing of the transactions contemplated by the Membership Interest Purchase Agreement and upon the execution and delivery of this Agreement, FlexTrade and CBOE shall each own the number and percentage of Units set forth opposite its name on Exhibit A.

(b) Contribution of Hardware and Software; Sharing of Certain Organizational Costs.

(i) CBOE has purchased the computer hardware and software listed on Exhibit B-1 to be used in the conduct of the Company's business at an aggregate cost of $335,145. As previously agreed to by CBOE and FlexTrade, concurrently with the execution and delivery of this Agreement, FlexTrade shall pay CBOE $167,572.50, as reimbursement in full for its fifty percent (50%) share of the cost of such hardware and software, and CBOE and FlexTrade shall transfer ownership of such hardware and software to the Company.

(ii) As of the Effective Date, CBOE has incurred legal fees of $250,000 and FlexTrade has incurred legal fees of $60,000, each in connection with the organization of the Company, including the drafting of this Agreement and the Related Agreements. As previously agreed to by CBOE and FlexTrade, concurrently with the execution and delivery of this Agreement, FlexTrade shall pay CBOE $95,000, as reimbursement in full for FlexTrade's fifty percent (50%) share of the net difference of the aggregate legal fees incurred by the Members.

(c) Contribution of Additional Hardware and Software. CBOE has agreed to purchase additional hardware and software listed on Exhibit B-2 to be used in the conduct of the Company's business that is projected to cost $146,460 in the aggregate. As previously agreed to by CBOE and FlexTrade, promptly following such purchase, FlexTrade shall reimburse CBOE in an amount equal to fifty percent (50%) of the actual cost of such hardware and software, and CBOE and FlexTrade shall transfer ownership of such additional hardware and software to the Company.

(d) Contributions of Member Services. During the Pre-Cutover Date Period, CBOE shall contribute the CBOE Services and any amounts incurred by CBOE in connection with the performance of Legal Services for the benefit of the Company and/or with respect to Core Matters, and FlexTrade shall contribute the FlexTrade Services, to the Company.

(e) Additional Capital Contributions of Members. No Member or Unit Holder shall be required to make any additional Capital Contributions, except the contribution of additional hardware and software contemplated by Section 4.1(c), the contribution of Member Services contemplated by Section 4.1(d) and the contribution by CBOE of amounts incurred in connection with the performance of Legal Services contemplated by Section 4.1(d), and such additional Capital Contributions, if any, as are approved by the Unanimous Consent of the Members pursuant to Section 7.3(t). Without limitation of the preceding sentence, no Unit Holder shall be required to pay to the Company or any other Unit Holder any deficit or negative balance which may exist from time to time in such Unit Holder's Capital Account, including any deficit that may exist after the dissolution and complete liquidation of the Company.

4.2 Redemptions; Return of Contributions; Interest. No Unit Holder shall be entitled to any redemption or repurchase of any Units. No Member shall have a separate right to receive a return of such Member's Capital Contributions (including such Member's initial Capital Contributions) or to receive interest thereon, but shall have such distribution and other rights as are provided herein.

4.3 Capital Accounts. A capital account ("Capital Account") shall be established and maintained for each Unit Holder in accordance with the following provisions:

(a) On the Effective Date, CBOE and FlexTrade shall each have a Capital Account with an initial balance of $11,822,572.50. On the date that the additional hardware and software is transferred to the Company pursuant to Section 4.1(c), the Capital Accounts for each of CBOE and FlexTrade will be credited with an amount equal to fifty percent (50%) of the actual cost of such additional hardware and software.

(b) During the Pre-Cutover Date Period, and subject to the limitation set forth in Section 7.5 with respect to CBOE Services and FlexTrade Services, CBOE's Capital Account shall be credited with the Fair Market Value of the CBOE Services contributed by CBOE and the Fair Market Value of amounts incurred by CBOE in connection with the performance of Legal Services, and FlexTrade's Capital Account shall be credited with the Fair Market Value of the FlexTrade Services contributed by FlexTrade, all as contemplated by Section 4.1(d). Such Capital Contributions shall be credited to a separate sub-account of each such Member's Capital Account (the "Contributed Services Sub-Account") established by the Company for such purpose. For tax purposes, with respect to any amount that is credited to a Member's Contributed Services Sub-Account, the Company shall be deemed to have made a cash payment to such Member equal to such credited amount as payment for such Member's Member Services and such Member shall be deemed to have contributed immediately thereafter such amount to the Company as a Capital Contribution.

(c) Each Unit Holder's Capital Account shall also be credited with (i) any Capital Contributions of such Unit Holder in addition to the initial Capital Contributions and Member Services contributed by such Unit Holder, (ii) allocations to such Unit Holder of Net Income, (iii) any items in the nature of income or gain that are specially allocated to such Unit Holder pursuant to Section 6.2, and (iv) the amount of any Company liabilities assumed by such Unit Holder or that are secured by any Company property distributed to such Unit Holder.

(d) Each Unit Holder's Capital Account shall be debited with (i) the amount of cash and the Gross Asset Value of any property, other than cash, distributed to such Unit

Holder by the Company, (ii) allocations to such Unit Holder of Net Loss, (iii) any items of deductions or losses that are specially allocated to such Unit Holder pursuant to Section 6.2, and (iv) the amount of any liabilities of such Unit Holder assumed by the Company or that are secured by property contributed to the Company by such Unit Holder.

(e) If Gross Asset Values of Company property are adjusted upon the occurrence of certain events in accordance with this Agreement, the Capital Accounts of each Unit Holder shall be adjusted to reflect such revaluation on the Company's books. The Capital Accounts shall be adjusted to reflect the manner in which the unrealized income, gain, loss or deduction inherent in such property would be allocated among the Capital Accounts of the Unit Holders pursuant to the terms of this Agreement if there were a taxable disposition of such property for such Gross Asset Value on that date. Furthermore, the Capital Accounts of the Unit Holders shall be adjusted, in a manner consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(g), as necessary (without duplication) to reflect any items of Net Income or Net Loss that are computed based on the Gross Asset Value of the Company property.

(f) In the event Units are Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Units. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations (but in no event shall this sentence be interpreted to permit the material alteration of the amount or timing of any Distribution to any Unit Holder).

4.4 Member Loans. Subject to the Unanimous Consent of the Members pursuant to Section 7.3(n) and (q), any Member or Unit Holder may make loans to the Company ("Member Loans") at such times and on such terms as are agreed upon by the Managing Member. Member Loans are not Capital Contributions.

4.5 Member Guarantees. Subject to the Unanimous Consent of the Members pursuant to Section 7.3(t), if, in response to a request from the Company, a Member agrees to provide financial guarantees (in whatever form) for the benefit of the Company or its Subsidiaries, the Unit Holders agree that (a) the Company and its Subsidiaries shall reimburse such Member for all of its out-of-pocket fees and expenses incurred in connection with providing such financial guarantees (including reasonable attorneys' fees and charges), and (b) each Unit Holder (other than such Member) will contribute such Unit Holder's pro rata share (based on the number of Units held by such Unit Holder) of the aggregate amount actually paid by such Member under such guarantees, on the same terms and conditions as such Member. Nothing in this Section 4.5 shall require any Member to provide such guarantees.

ARTICLE V
DISTRIBUTIONS

5.1 General. Except for Tax Distributions, Distributions shall be made as follows:

(a) first, if either CBOE or FlexTrade has an Unpaid Excess Member Services Contribution on the date of such Distribution, then one hundred percent (100%) to the Member with the Unpaid Excess Member Services Contribution until such Member's Unpaid Excess Member Services Contribution is reduced to zero;

(b) second, to the Unit Holders pro rata in accordance with their respective ownership of the Units until their Unpaid Capital Contributions are repaid; and

(c) thereafter, to the Unit Holders pro rata in accordance with their respective ownership of the Units.

5.2 Timing and Amount of Distributions. Subject to applicable law, including Section 18-607 of the Delaware Act, (a) no more than 90 days following the end of each fiscal year of the Company, the Company shall make an annual Distribution to the Unit Holders in an aggregate amount equal to the Company's EBITDA for the prior fiscal year until such time as the Company has made annual Distributions to the Unit Holders in an aggregate amount equal to their Unpaid Capital Contributions as of the Effective Date (collectively, the "Annual Distributions"), and (b) the Company shall make Tax Distributions as provided in Section 5.4. Subject to applicable law, including Section 18-607 of the Delaware Act, the Members, by Unanimous Consent of the Members pursuant to Section 7.3(a), shall determine whether, when and to what extent Distributions, other than Annual Distributions and Tax Distributions, shall be made. Distributions made within 90 days following the close of the Company's fiscal year may be designated by the Unanimous Consent of the Members as being in respect of such fiscal year.

5.3 Distributions in Kind. Subject to the Unanimous Consent of the Members pursuant to Section 7.3(a) and applicable law, Distributions of property other than cash may be made in accordance with this Article. Distributions of property shall be valued at the Fair Market Value of such property.

5.4 Tax Distributions.

(a) Subject to applicable law (including Section 18-607 of the Delaware Act) and any contractual obligations of the Company, 45 days after the end of each fiscal quarter, beginning with the first fiscal quarter in which the Company has taxable income, the Company shall make Distributions ("Tax Distributions") to the Unit Holders of their respective Tax Amounts for such fiscal quarter (or, in the event that Distributable Cash is less than the total of all such Tax Amounts, the Company shall distribute the Distributable Cash in proportion to such Tax Amounts). If after the end of any fiscal year it is determined that a Unit Holder's Tax Amount for the fiscal year exceeds the sum of the Tax Distributions made to the Unit Holder hereunder and under Section 5.1(b) and (c) for such fiscal year (any such excess, a "Shortfall Amount"), then the Company shall, on or before April 15th of the next fiscal year, make an additional Tax Distribution to the Unit Holders of their respective Shortfall Amounts (or, in the event that Distributable Cash is less than the total of all such Shortfall Amounts, the Company shall distribute the Distributable Cash in proportion to such Shortfall Amounts). If the aggregate Tax Distributions to any Unit Holder pursuant to this Section 5.4(a) for a fiscal year exceed the Unit Holder's Tax Amount for such fiscal year, such excess will be deducted from the Unit Holder's Tax Amount when calculating the Tax Distributions to be made to such Unit Holder for each subsequent fiscal year until the excess has been fully accounted for. All Tax Distributions made to the Unit Holders pursuant to this Section 5.4 shall be treated as advances against subsequent Distributions made pursuant to Section 5.1 (b) and (c) (including Distributions made pursuant to Section 12.3(a)). Subsequent Distributions made to the Unit Holders pursuant to Section 5.1(b) and (c) (including Distributions made pursuant to Section 12.3(a)) shall be adjusted so that when aggregated with all prior distributions to the Unit Holder pursuant to those provisions, and with all prior Tax Distributions to the Unit Holder, the amount distributed shall be equal, as nearly as possible, to the aggregate amount that would have been distributable to such Unit Holder pursuant to Section 5.1(c) (including Distributions made pursuant to Section 12.3(a)) if this Agreement contained no provision for Tax Distributions.

(b) Any withholding tax required by law to be withheld by the Company with respect to a Unit Holder shall be treated as a Distribution to such Unit Holder and shall be recouped by the Company as offsets against subsequent Distributions under this Agreement.

ARTICLE VI
ALLOCATIONS AND OTHER MATTERS

6.1 Allocations of Net Income and Net Loss. Except as provided in Section 6.2, and except to the extent prohibited by the Code and Treasury Regulations, Net Income and Net Loss for any fiscal year shall be allocated, as of the end of such fiscal year, or, if earlier, upon the occurrence of a Book Up or Book Down as follows:

(a) Net Income shall be allocated in the following order of priority:

(i) first, to the Unit Holders, until an amount equal to the excess of (A) all Net Loss previously allocated to each Unit Holder pursuant to Section 6.1(b)(ii) and Section 6.1(b)(iii) over (B) the total amount of Net Income previously allocated to the Unit Holders pursuant to this Section 6.1(a)(i), has been allocated to such Unit Holders pro rata in proportion to each such Unit Holder's share of such excess of (A) over (B);

(ii) thereafter, to the Unit Holders, pro rata in accordance with their Units.

(b) Net Loss shall be allocated in the following order of priority:

(i) first, to the Unit Holders, until an amount equal to the excess of (A) all Net Income previously allocated to each such Unit Holder pursuant to Section 6.1(a)(ii) over (B) the total amount of Net Loss previously allocated to each such Unit Holder pursuant to this Section 6.1(b)(i), has been allocated to the Unit Holders pro rata in proportion to each such Unit Holder's share of such excess of (A) over (B);

(ii) second, to the Unit Holders, to the extent of, their respective Adjusted Capital Contributions, until such Net Loss allocated pursuant to this Section 6.1(b)(ii) equals each such Unit Holder's Adjusted Capital Contributions; and

(iii) thereafter, to the Unit Holders, pro rata in accordance with their Units.

6.2 Regulatory and Special Allocations. Notwithstanding the provisions of Section 6.1:

(a) Nonrecourse Deductions shall be allocated to the Unit Holders, pro rata in proportion to the total number of Units held by each such Unit Holder. If there is a net decrease in Company Minimum Gain during any fiscal year, each Unit Holder shall be specially allocated items of taxable income or gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Unit Holder's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulation Section 1.704-2(f)(6). This paragraph is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i). Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Member Minimum Gain during any fiscal year, each Unit Holder that has a share of such Member Minimum Gain shall be specially allocated items of taxable income or gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to that Unit Holder's share of the net decrease in Member Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2). This paragraph is intended to comply with the minimum gain chargeback requirements in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) If any Unit Holder unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of taxable income and gain shall be specially allocated to such Unit Holder in an amount and manner sufficient to eliminate the adjusted capital account deficit (determined according to Treasury Regulation Section 1.704-1(b)(2)(ii)(d)) created by such adjustments, allocations or Distributions as quickly as possible. This paragraph is intended to comply with the qualified income offset requirement in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) The allocations set forth in paragraphs (a), (b) and (c) above (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article VI (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Loss among Unit Holders so that, to the extent possible, the net amount of such allocations of Net Income and Net Loss and other items and the Regulatory Allocations (including Regulatory Allocations that, although not yet made, are expected to be made in the future) to each Unit Holder shall be equal to the net amount that would have been allocated to such Unit Holder if the Regulatory Allocations had not occurred.

6.3 Tax Allocations: Code Section 704(c).

(a) Except as provided below, the income, gains, losses, deductions and expenses of the Company shall be allocated, for federal, state and local income tax purposes, among the Unit Holders in accordance with the allocation of such income, gains, losses, deductions and expenses among the Unit Holders for computing their Capital Accounts, except that if any such allocation is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses, deductions and expenses shall be allocated among the Unit Holders for tax purposes to the extent permitted by the Code and other applicable law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) In accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss, deduction and expense with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Unit Holders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value at the time of contribution, determined in good faith by the Managing Member using the "traditional method" with curative allocations.

(c) If the Gross Asset Value of any Company asset is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) as provided in the definition of Gross Asset Value, subsequent allocations of items of taxable income, gain, loss, deduction and expense with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Section 704(c) of the Code.

(d) Allocations of tax credit, tax credit recapture, and any items related thereto shall be allocated to the Unit Holders according to their interests in such items as determined by the Managing Member taking into account the principles of Treasury Regulation Section 1.704-1(b)(4)(ii).

(e) Any elections or other decisions relating to such allocations shall be made by the Managing Member in any manner that reasonably reflects the purpose and intent of this Agreement. Allocations pursuant to this Section 6.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Unit Holder's Capital Account or share of Net Income, Net Loss or Distributions pursuant to any provisions of this Agreement.

6.4 Tax Matters Partner. The tax matters partner for the Company within the meaning of Section 6231(a)(7) of the Code (the "Tax Matters Partner") shall be a Member designated from time to time by the Unanimous Consent of the Members. The initial Tax Matters Partner shall be CBOE. The Tax Matters Partner is authorized to represent the Company before the Internal Revenue Service and any state or local taxing authority and to sign such consents and enter into settlements and other agreements with such authorities as it deems necessary or advisable. The Tax Matters Partner shall keep the Members advised of any dispute the Company may have with any federal, state or local taxing authority and shall afford the Members the right to participate directly in negotiations with any such taxing authority in an effort to resolve any such dispute.

ARTICLE VII
MANAGEMENT

7.1 Management.

(a) General Powers. Subject to Sections 2.7 and 7.2, all powers of the Company shall be exercised by the Members, including without limitation the powers set forth in Section 2.6.

(b) Meetings of the Members; Actions. Meetings of the Members shall be held at the principal place of business of the Company or at any other place that the Members shall, from time to time, determine. At any meeting, any Member may participate by telephone or similar communication equipment, provided each Member can hear each of the others. Persons present by telephone shall be deemed to be present "in person" for purposes hereof. Actions requiring the Unanimous Consent of the Members may be taken by unanimous vote at any meeting or without holding a meeting by written consent signed by all of the Members. Minutes of each meeting and a record of each action taken at such meeting or by written consent signed by all of the Members shall be kept in the Company's books and records.

(c) Designated Persons. CBOE hereby designates Edward Provost and Andrew Lowenthal as Persons any of whom, acting alone, may bind CBOE to any matter requiring the vote or consent of CBOE hereunder. FlexTrade hereby designates Vijay Kedia and Rajiv Kedia as Persons any of whom, acting alone, may bind FlexTrade to any matter requiring the vote or consent of FlexTrade hereunder. Each Member may rely upon the authority of any of the other Member's designated Persons hereunder and each Member shall be bound by any consent given by any of its designated Persons. A Member may revoke the authority of any of its designated Persons under this Section 7.1(c) or designate any other Person to replace any Person previously designated by such Member under this Section 7.1(c) only by written notice to the other Member.

7.2 Authority of Managing Member. Subject to the provisions of this Agreement, the Managing Member, without the prior approval of any other Member, shall have the power and authority to make operational decisions on behalf of the Company and to take any and all actions in furtherance thereof as are necessary, appropriate, advisable, convenient or incidental to or for the furtherance of the purposes set forth in Section 2.5, as enumerated in Section 2.6, other than those actions requiring the Unanimous Consent of the Members under Section 7.3. Without limitation of the foregoing, the Managing Member shall have the power and authority to approve and prioritize changes to the functionality of Pulse, to make all other operational decisions and to take any actions on behalf of the Company, other than (i) any actions that require the Unanimous Consent of the Members under Section 7.3 or (ii) if CBOE ceases to be the Managing Member, any actions that are within CBOE's sole discretion pursuant to Section 2.7.

7.3 Major Decisions. Notwithstanding anything to the contrary contained herein, but subject to Section 2.7, the Managing Member may not take any of the following actions (or delegate authority to any Person to approve the taking of any of the following actions or commit to doing any of the following actions) on behalf of the Company (each a "Major Decision") without the prior Unanimous Consent of the Members:

(a) Declare or make any Distributions, other than Annual Distributions or Tax Distributions;

(b) Redeem, purchase or otherwise acquire any Units;

(c) Create or issue any Units or other rights or interests in the Company;

(d) Make or carry out any decisions involving the Company's independent accountants, auditors or outside legal counsel, including, but not limited to, selecting or removing the Company's independent accountants, auditors or outside legal counsel;

(e) Make any material change in the accounting methods or tax policies of the Company;

(f) Approve the Annual Budget and Business Plan for each fiscal year, make any material changes to the Annual Budget and Business Plan previously approved by the Members, or approve any provision of Member Services in any fiscal year with a Fair Market Value in excess of the amount budgeted for such Member Services in the Annual Budget and Business Plan for such fiscal year;

(g) Establish or change the pricing of Pulse and any related product offerings;

(h) Enter into any material contract affecting the Company's intellectual property rights, other than license agreements in the ordinary course of the Company's business with Approved Users, the form and substance of which agreements have been pre-approved by the Unanimous Consent of the Members;

(i) Form a Subsidiary of the Company;

(j) Sell, lease or otherwise dispose of any assets of the Company (including direct or indirect equity interests in any Subsidiary), other than in the ordinary course of business;

(k) Approve a Sale of the Company;

(l) Approve any Transfer of Units by any Unit Holder, or admit any Person as a Member, except in each case pursuant to an Exempt Transfer or a Transfer made in accordance with Section 11.2;

(m) Liquidate, dissolve or effect a recapitalization or reorganization of the Company in any form of transaction, or file or acquiesce in the filing of a petition in bankruptcy or similar proceeding with respect to the Company;

(n) Enter into or otherwise be a party to, directly or indirectly, any transaction (including the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Member or affiliate of a Member other than the Related Agreements;

(o) Amend or waive, on behalf of the Company, any provision of the Related Agreements;

(p) Make any loan or advance to any Person;

(q) Create, incur, assume or suffer to exist any (i) obligations for borrowed money (including any Member Loan), (ii) obligations representing the deferred purchase price of property or services other than accounts payable arising in the ordinary course of business, (iii) capitalized lease obligations, or (iv) obligations with respect to guarantees (direct or indirect and however named) of any obligations of any Person;

(r) Hire any employees of the Company (it being understood that CBOE and FlexTrade are to use their own employees for the provision of Member Services and it being anticipated that neither the Company nor any Subsidiary shall have any employees prior to the Cutover Date);

(s) Pledge any assets of the Company to secure any indebtedness or obligation of any Person;

(t) Call or accept any additional Capital Contributions other than contributions of the additional hardware and software under Section 4.1(c) and the contribution of Member Services under Section 4.1(d), determine the Fair Market Value of any property or services contributed to the Company as a Capital Contribution, make any adjustment to the Gross Asset Value of any asset of the Company pursuant to clause (b) of the definition of "Gross Asset Value," or permit or require any Member to provide any financial guarantee for the benefit of the Company or any of its Subsidiaries;

(u) Enter into any material line of business other than the Initial Business (including, without limiting the generality of the foregoing, making available a "white-label" version of the base code incorporated in Pulse that would not constitute a Facility of CBOE); or

(v) Enter into any material transaction affecting the Members' fundamental economic interests in the Company.

7.4 Non-Transferability of Member Approval Rights. The rights of the Members to approve Major Decisions under Section 7.3 are non-transferable. No Member shall grant any proxy or become party to any voting trust or other agreement which purports to transfer any such rights to any other Person.

7.5 Annual Budget and Business Plan. No later than June 15, 2010 for the year 2010, and no later than November 30 of each year (including 2010) for the following year, the Managing Member shall prepare, for the review and approval of the Members, an annual budget and business plan (an "Annual Budget and Business Plan"). Each Annual Budget and Business Plan shall, among other things, include compensation guidelines for personnel to be used by each of the Members in providing the Member Services and include the costs associated with maintaining the insurance, if any, of the Company described in Section 9.2(f). The Members shall approve the Annual Budget and Business Plan no later than December 15 of each year (or, in the case of the initial Annual Budget and Business Plan, no later than June 30, 2010). The Fair Market Value of the CBOE Services charged by CBOE, and the Fair Market Value of the FlexTrade Services charged by FlexTrade, with respect to any fiscal year of the Company shall not exceed the amount budgeted therefor in the Annual Budget and Business Plan for such fiscal year, and neither Member's Capital Account shall be credited under Section 4.3(b) with the Fair Market Value of such services in excess of such budgeted amount, unless such excess amount has been approved by the Unanimous Consent of the Members; provided, however, that if the fees incurred by CBOE associated with the dissemination of market data by the Company and/or the establishment of source code escrows on behalf of the Company exceed the respective amounts budgeted therefor, CBOE may charge the Fair Market Value of such excess fees to the Company and CBOE's Capital Account shall be credited under Section 4.3(b) with such Fair Market Value. Except as provided in the proviso to the preceding sentence, unless otherwise approved by the Unanimous Consent of the Members, each Member shall be solely responsible for the cost of any Member Services provided by such Member in an amount that exceeds such budgeted amount.

ARTICLE VIII
CERTAIN OPERATIONAL MATTERS

8.1 Offering of Off-Floor Application.

(a) Unless the SEC requires that the Off-Floor Application be made available to Approved Users directly by CBOE, the Company shall make the Off-Floor Application available pursuant to an agreement between the Company and each Approved User, in the form approved from time to time by the Unanimous Consent of the Members, at such fees as are approved, from time to time, by the Unanimous Consent of the Members, subject to any required regulatory approvals as described in Section 2.7. The agreements with Approved Users for the Off-Floor Application shall contain appropriate disclaimer of liability provisions for the benefit of CBOE, the Company and FlexTrade.

(b) CBOE will transfer to the Company the fees that it collects from Approved Users with respect to use of the Off-Floor Application. In addition, CBOE will pay an amount to the Company with respect to options orders initiated on the Off-Floor Application and executed on CBOE after the Live Date that is equal to the greater of (i) the highest amount that CBOE pays to vendors that participate in CBOE's order routing subsidy program as in effect from time to time or (ii) five cents ($0.05) per executed contract, except as otherwise agreed by prior Unanimous Consent of the Members. (It is contemplated that any change in such amount will not take effect until six months after it is agreed to by the Members, except as the Members may otherwise agree with Unanimous Consent.)

8.2 Offering of Floor Broker Application. CBOE shall make the Floor Broker Application available for use by Approved Users, pursuant to an agreement between CBOE and each Approved User, in the form approved from time to time by the Unanimous Consent of the Members, on such terms, including the amount of the fees to be paid to CBOE by Approved

Users, as CBOE determines to be appropriate. CBOE shall pay to the Company a fee for such use not to exceed (a) $140.00 per device per month for any month in which CBOE pays fees for at least 150 terminals, or (b) $200.00 per device per month for any month in which CBOE pays fees for less than 150 terminals; provided, that the fee that CBOE pays to the Company shall be increased by an amount equal to the amount, if any, by which CBOE's fee for use of the Floor Broker Application exceeds $200.00 per device per month. The agreements with Approved Users for the Floor Broker Application shall contain appropriate disclaimer of liability provisions for the benefit of CBOE, the Company and FlexTrade, and intellectual property/confidentiality provisions materially the same as in the agreement for the Off-Floor Application.

8.3 Branding.

(a) The Company will have the right to determine the branding for Pulse, and the Company (and not CBOE or FlexTrade) will own any available intellectual property rights in such branding. The branding for Pulse will be "neutral" and will not incorporate or allude to pre-existing branding of FlexTrade or CBOE except as the parties may otherwise agree.

(b) FlexTrade will have the right to determine the branding for MaxxTrader-FlexTrade (as defined in the Membership Interest Purchase Agreement), and FlexTrade (and not CBOE or the Company) will own any available intellectual property rights in such branding.

(c) CBOE will have the right to object to any branding adopted by the Company or FlexTrade if CBOE believes that the branding is confusingly similar to its own branding, and FlexTrade will have the right to object to any branding adopted by the Company if FlexTrade believes that the branding is confusingly similar to its own branding.

8.4 No Registration as Broker. Unless otherwise required by the SEC or agreed by the parties, the Company will not register as a "broker" under the Exchange Act.

8.5 Preferencing. If CBOE determines that it is consistent with its regulatory obligations to have a preferencing feature incorporated in FlexTrade's FlexTrader product offerings, at CBOE's request FlexTrade shall incorporate preferencing of securities options orders to CBOE in its FlexTrader product offerings, subject to manual override, equivalent to the preferencing that is incorporated in Pulse, although as suitable to the FlexTrade products as determined by FlexTrade in its sole discretion.

8.6 Exchange Routing. If either Member has a solution to route Options and Equity orders to the exchanges that satisfies applicable regulatory requirements, CBOE will cause such solution to be included among the alternatives available to Approved Users.

ARTICLE IX
EXCULPATION AND INDEMNIFICATION

9.1 Exculpation; Reliance. No Member, Unit Holder, Managing Member (or Affiliate of a Member, Unit Holder or Managing Member), Tax Matters Partner or director, officer or employee of a Member or the Company or any of its Subsidiaries who is or was serving at the request of the Company as a manager, director, officer or employee of another limited liability company, corporation, partnership, joint venture, trust or other entity or enterprise in connection with the business of the Company or any of its Subsidiaries (each, an "Indemnitee") shall be liable, in damages or otherwise, to the Company or to any Member or Unit Holder for any loss that arises out of any act performed or omitted to be performed by it or him pursuant to the authority granted by this Agreement so long as such Indemnitee (a) acted in good faith and in a manner that such Indemnitee reasonably believed to be in the best interest of the Company, (b) was not grossly negligent, and (c) was not guilty of willful malfeasance or bad faith. An Indemnitee shall be fully protected in relying in good faith upon the records of the Company and upon such information, reports or statements presented to the Company by any of its other Members, officers, employees, agents or committees of the Company, or by any other Person as to matters that the Indemnitee reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by the Company, including information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence or amount of assets from which Distributions to Unit Holders might properly be paid.

9.2 Indemnification.

(a) The Company shall to the fullest extent permitted by applicable law, indemnify, defend and hold harmless any Indemnitee who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such Person is or was a Member, Unit Holder, Managing Member (or Affiliate of a Member, Unit Holder or Managing Member), the Tax Matters Partner or a director, officer or employee of a Member or the Company or any of its Subsidiaries who is or was serving at the request of the Company as a manager, director, officer or employee of another limited liability company, corporation, partnership, joint venture, trust or other entity or enterprise in connection with the business of the Company or any of its Subsidiaries, against any loss, damage, liability or expense (including attorneys' fees, costs of investigation and amount paid in settlement) incurred by or imposed upon the Indemnitee in connection with any such action, suit or proceeding (the "Proceeding"), unless the Indemnitee (i) did not act in good faith and in a manner that such Indemnitee reasonably believed to be in the best interest of the Company, (ii) was grossly negligent, or (iii) was guilty of willful malfeasance or bad faith. Notwithstanding the foregoing, no indemnification shall be payable hereunder to any Indemnitee in respect of any action in which such Indemnitee is a plaintiff, other than an action for indemnification under this Section 9.2.

(b) The Company shall pay the expenses incurred by an Indemnitee in defending against any Proceeding, or in opposing any claim arising in connection with any potential or threatened Proceeding, in each case for which indemnification may be sought pursuant to this Article IX, in advance of the final disposition thereof, upon receipt of a written undertaking by such Indemnitee to repay such payment if it shall be finally determined by a court of competent jurisdiction that such Indemnitee is not entitled to indemnification therefor as provided herein.

(c) Recourse by an Indemnitee for indemnity under this Article IX shall be only against the Company as an entity, and no Member or Unit Holder shall by reason of being a Member or Unit Holder be liable for the Company's obligations under this Article IX.

(d) The rights to indemnification and advancement of expenses conferred in this Article IX shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any law, statute, rule, regulation, charter document, by-law, contract or agreement and shall inure to the benefit of the executors, administrators, personal representatives, successors and permitted assigns of each such Indemnitee.

(e) Rights and benefits conferred on an Indemnitee under this Article IX shall be considered a contract right and shall not be retroactively abrogated or restricted without the written consent of the Indemnitee affected by the proposed abrogation or restriction.

(f) The Company may, with the Unanimous Consent of the Members, maintain insurance covering the liability of the Company and Indemnitees under this Section 9.2.

9.3 Survival. The provisions of this Article IX shall survive any termination of this Agreement.

ARTICLE X
BOOKS AND RECORDS

10.1 Books and Records.

(a) Proper and complete books and records of the Company, in which shall be entered the transactions of the Company, as well as all contracts and tax returns, shall be kept and maintained at all times at the principal office of the Company or, subject to the provisions of the Delaware Act, at such other place as the Managing Member may from time to time determine. Subject to Section 13.4, any Member may inspect and copy any and all such materials, upon reasonable notice to the Company. In addition, if requested, the Managing Member shall endeavor to make the Company's financial information remotely accessible on an on-going basis. All such records shall, however, remain confidential, and the Member inspecting such records shall not disclose such records to third parties without the permission of the Company, such permission not to be unreasonably withheld, it being understood that Members shall be entitled to provide such records to their tax and legal advisors so long as such advisors are bound by the same confidentiality obligation as the Member.

(b) The books, records, premises, officers, directors, agents, and employees of the Company, with respect to the Pulse workstation, as a Facility of CBOE, will be deemed to be those of CBOE for purposes of and subject to oversight pursuant to the Exchange Act.

10.2 Bank Accounts. Funds of the Company shall be used only for Company purposes and shall be deposited in such accounts in banks or other financial institutions as may be established from time to time by the Managing Member. Withdrawals shall be made by such Persons as are designated from time to time by the Managing Member.

10.3 Financial Statements and Other Reports.

(a) Promptly upon receipt thereof, the Company shall deliver to each Member audited financial statements of the Company for the fiscal year most recently ended. No later than 45 days after the close of each fiscal quarter, the Company shall deliver to each Member unaudited financial statements, including a balance sheet as of the end of such quarter and a statement of income and cash flow for such period.

(b) The Company shall deliver to each Member prompt notice of the following:

(i) The occurrence of an event which would constitute an event of default (with the lapse of time, the giving of notice, or both) under any obligation for borrowed money to which the Company or any Subsidiary is a party;

(ii) Any dispute, litigation, investigation or proceeding which may exist at any time between the Company or any Subsidiary, on the one hand, and any governmental authority, on the other hand, which would reasonably be expected to materially and adversely affect the assets, properties, business, condition (financial or otherwise), results of operations or prospects of the Company or any Subsidiary; and

(iii) The threat of, commencement of, or any material development in, any litigation or proceeding against or directly involving the Company or any Subsidiary, including any such litigation or proceeding in which injunctive or similar relief is sought.

10.4 Reports to Current and Former Unit Holders. The Company shall use reasonable efforts to cause its independent public accountants to prepare within six months following the end of each fiscal year of the Company, and the Company shall mail to each Unit Holder and, to the extent necessary, each former Unit Holder, the Schedule K-1 and other information required to enable such Unit Holder or former Unit Holder (including in each case any direct or indirect flow-through owner) to prepare its income tax return for such fiscal year.

10.5 Accounting Methods. The Company shall use United States generally accepted accounting principles.

10.6 Fiscal Year. The fiscal year of the Company shall end on December 31 of each year.

ARTICLE XI
RESTRICTIONS ON TRANSFERS

11.1 Restrictions. No holder of Units may Transfer Units, or any part of the economic or other rights evidenced by Units, except in (a) an Exempt Transfer, (b) a Transfer pursuant to Section 11.2, or (c) a Transfer approved by the Unanimous Consent of the Members pursuant to Section 7.3(l). Any other purported Transfer of Units shall be void. An "Exempt Transfer" means any Transfer by a Member (i) to an Affiliate of such Member or (ii) in connection with a Sale of the Company that has been approved by the Unanimous Consent of the Members pursuant to Section 7.3(k).

11.2 Right of First Refusal.

(a) On or after the third anniversary of the Effective Date, either CBOE or FlexTrade (the "Selling Member") may sell any or all of its Units (the "Offered Units") to any

Person (the "Third-Party Buyer"), other than a Direct Competitor of the Company or of the other Member, upon the receipt of a bona fide offer from such Person (the "Third-Party Offer"), provided that such Selling Member first offers to sell the Offered Units to the Company and the other Member in accordance with this Section 11.2. The Selling Member shall provide written notice to the Company and the other Member of all of the terms of the Third-Party Offer, including but not limited to the name and address of the Third-Party Buyer, the number of Offered Units to be sold to such Third-Party Buyer, the proposed purchase price per Unit, and the terms and conditions to be contained in the definitive documentation relating to such Transfer (the "Sale Notice"), and shall include, with such Sale Notice, copies of all agreements or other documents evidencing the Third-Party Offer, at least 60 days before the proposed sale of the Units to the Third-Party Buyer.

(b) The Company shall have the right to purchase any or all of the Offered Units on the same terms and conditions specified in the Sale Notice, including the same purchase price per Unit, by giving written notice of exercise of its right of first refusal within thirty (30) days of receipt of the Sale Notice; provided, however, that the Company shall have the right to pay, in cash, the Fair Market Value of any non-cash consideration to be paid for the Offered Units under the Third-Party Offer; and provided further that the Company and/or the other Member shall have agreed to purchase, in the aggregate, not less than all of the Offered Units. The Company's failure to respond to the Sale Notice within such 30-day period shall be deemed to be a waiver of its right of first refusal under this Section 11.2.

(c) If the Company declines to exercise or waives its right of first refusal under Section 11.2(b) with respect to some or all of the Offered Units, then the other Member shall have the right to purchase any of the Offered Units not purchased by the Company on the same terms and conditions specified in the Sale Notice, including the same purchase price per Unit, by giving written notice of exercise of its right of first refusal within 15 additional days following the expiration of the 30-day period specified in Section 11.2(b); provided, however, that the other Member shall have the right to pay, in cash, the Fair Market Value of any non-cash consideration to be paid for the Offered Units under the Third-Party Offer; and provided further that the Company and/or the other Member shall have agreed to purchase, in the aggregate, not less than all of the Offered Units. The other Member's failure to respond to the Sale Notice within such additional 15-day period shall be deemed to be a waiver of its right of first refusal under this Section 11.2.

(d) Any sale of the Offered Units to the Company or the other Member shall take place within thirty (30) days of the expiration of (i) the 15-day period specified in Section 11.2(c), or (ii) if applicable, the 2 Business Day period specified in Section 11.2(e), at a time and place mutually agreed upon by the parties, or if the parities cannot agree upon a time and place, at the principal office of the Company at 10:00 a.m., local time, on the 30th day following the expiration of (A) the 15-day period specified in Section 11.2(c), or (B) if applicable, the 2 Business Day period specified in Section 11.2(e); provided, however, that such 30 day period shall be extended as necessary if closing is delayed due to regulatory approvals.

(e) If neither the Company nor the other Member exercises its right of first refusal to purchase the Offered Units under this Section 11.2, then the Selling Member may sell the Offered Units to the Third-Party Buyer at a price of not less than ninety-five percent (95%)

of the price set forth in the Sale Notice, and upon terms and conditions that are not materially more favorable to the Third-Party Buyer than the terms and conditions set forth in the Sale Notice, within 180 days of the date of expiration of the 15-day period specified in Section 11.2(c); provided, however, that (i) such 180 day period shall be extended as necessary if closing is delayed due to regulatory approvals, and (ii) if the price to be paid by the Third-Party Buyer is less than one hundred percent (100%) of the price set forth in the Sale Notice, the Selling Member shall so notify the other Member in writing (a "Revised Sale Notice"), and the other Member shall have a period of two (2) Business Days following receipt of such notice to elect, by giving written notice to the Selling Member of the exercise of its right of first refusal, to purchase the Offered Units at the price set forth in the Revised Sale Notice as if such other Member had exercised its right of first refusal under Section 11.2(c). The other Member's failure to respond to the Revised Sale Notice within such 2 Business Day period shall be deemed to be a waiver of its right of first refusal under this Section 11.2(e). If the Selling Member fails to consummate the sale of the Offered Units to the Third-Party Buyer within the time period contained in the first sentence of this Section 11.2(e), then the Selling Member shall be precluded from selling such Offered Units to the Third-Party Buyer without having furnished a new Sale Notice to the Company and the other Member and having complied once again with this Section 11.2.

(f) Notwithstanding any other provision of this Section 11.2, FlexTrade shall not have the right to sell any Offered Units either to the Company and/or CBOE or to any Third-Party Buyer pursuant to this Section 11.2 unless FlexTrade has entered into a written agreement with the Company and CBOE under which FlexTrade has (i) agreed to continue to provide any FlexTrade Services required to support Pulse for an 18-month period following the closing of such sale, at a cost per month to the Company that does not exceed the average Invoiced Amount for such FlexTrade Services during the twelve-month period immediately preceding such sale, (ii) agreed to provide training to no more than three (3) employees of the Company or CBOE, at FlexTrade's site, during the same 18-month period to enable such employees to provide any services included in the FlexTrade Services required to support Pulse upon the expiration of such 18-month period, it being agreed that (A) the first 100 hours of training shall be at no cost to the Company or CBOE (other than prompt reimbursement of FlexTrade's out-of-pocket expenses incurred therewith), and (B) all subsequent training hours shall be provided to the Company at Fair Market Value (plus prompt reimbursement of FlexTrade's out-of-pocket expenses incurred therewith), and (iii) confirmed to the Company that it will continue to provide development services support for OMS in accordance with the terms and conditions of the Services Agreement for as long as CBOE is a Member of the Company.

11.3 Other Restrictions on Transfer.

(a) Any Person (including any Affiliate of a Member) to whom Units are to be Transferred (except pursuant to a Sale of the Company) shall execute and deliver, as a condition to such Transfer, all documents deemed reasonably necessary by the Company, in consultation with its counsel, to evidence such party's joinder in and to this Agreement. Each such transferor of Units shall, prior to the Transfer, cause the transferee thereof to so execute and deliver such documents.

(b) Except as otherwise provided herein, Units that are Transferred shall thereafter continue to be subject to all restrictions (including restrictions on Transfer imposed by this Article XI) and obligations imposed by this Agreement with respect to Units and Transfers thereof.

(c) No Transfer of Units shall be permitted, and no transferee of Units shall be admitted to the Company as a Member, if such transfer or admission alone or in conjunction with one or more other transfers or admissions would (i) result in a violation of applicable securities laws, (ii) result in the Company being taxable as a corporation, (iii) cause a termination of the Company under Section 708(b)(1)(B) or any other section of the Code, (iv) result in the Company becoming a "publicly traded partnership" within the meaning of Sections 469(k)(2) and 7704(b) of the Code, (v) be an event which would constitute a violation or breach (or, with the giving of notice or passage of time, would constitute a violation or breach) of any law, regulation, ordinance or material agreement or instrument by which the Company, or any of its properties or assets, is bound or (vi) require the Company to register under the Investment Company Act of 1940, as amended.

(d) In connection with any Transfer permitted hereunder (including an Exempt Transfer), the Members and the Company shall agree on the manner in which contributions of Member Services pursuant to Section 4.1(d) and Distributions made pursuant to Section 5.1(a) are to be addressed after giving effect to such Transfer.

11.4 Limitation on Admissions. Upon a Transfer of Units permitted pursuant to this Article XI, no transferee of such Units (other than an Affiliate of a Member to which Units are transferred in an Exempt Transfer or a Third-Party Buyer to which Units have been transferred following a Member's compliance with the right-of-first-refusal provisions of Section 11.2) shall be admitted into the Company as an additional or substituted Member or have any rights to participate in the management of the business and affairs of the Company as a Member without the prior Unanimous Consent of the Members pursuant to Section 7.3(l), which consent may be granted or withheld in the sole discretion of the Members for any reason or for no reason. A transferee of a Unit not admitted into the Company as an additional or substituted Member shall have the rights only of a Unit Holder. Upon a Transfer of Units pursuant to this Article XI to an Affiliate of a Member in an Exempt Transfer or to a Third-Party Buyer following a Member's compliance with the right-of-first-refusal provisions in Section 11.2, such Affiliate or Third-Party Buyer shall automatically be admitted to the Company as a Member.

ARTICLE XII
WITHDRAWAL AND DISSOLUTION

12.1 Withdrawal. No Member may voluntarily withdraw from the Company without the prior written consent of all of the Members.

12.2 Events of Dissolution. The Company shall be dissolved by the written consent of all of the Members or as otherwise provided by the Delaware Act.

12.3 Distributions; Allocations.

(a) The assets of the Company on winding-up shall be applied first to the expenses of the winding-up, and thereafter all of the remaining assets of the Company shall be distributed in the following order: (i) first, to creditors of the Company, including any Unit Holder who is also a creditor (by virtue of any Member Loan or otherwise), in the order of priority as provided by law (provided, however, that, in the case of a Unit Holder who is also a creditor of the Company, such payments to such Unit Holder pursuant to this clause (i) shall not exceed the amount of debt owed to such Unit Holder by the Company); and (ii) thereafter, to the Unit Holders, in accordance with Section 5.1.

(b) It is the intent of the parties hereto that the liquidation amounts distributable to Unit Holders pursuant to Section 12.3(a) shall be equal to the Unit Holders' respective ending Capital Accounts. Therefore, notwithstanding anything to the contrary in this Agreement, to the extent not inconsistent with the applicable regulations under Section 704 of the Code, if, upon the dissolution of the Company, any Unit Holder's ending Capital Account (determined immediately after all Net Income and Net Loss, and other items of income, gain, loss and deduction have been tentatively allocated under this Agreement and reflected in the Capital Accounts of the Unit Holders as if this Section 12.3(b) were not in this Agreement) is less than such Unit Holder's liquidation amount, then (i) such Unit Holder shall be specially allocated items of income or gain (including gross income) for such year (and, if necessary, for the preceding year if the Company has not yet filed its tax return for such preceding year), and (ii) the other Unit Holders shall be specially allocated items of loss or deduction for such year (and, if necessary, for the preceding year if the Company has not yet filed its tax return for such preceding year), until each such Unit Holder's actual Capital Account equals the liquidation amount for such Unit Holder. The special allocation provision provided by this Section 12.3(b) shall be applied in such a manner so as to cause the difference between each Unit Holder's liquidation amount and the balance in its Capital Account (determined after this allocation, but immediately prior to the distributions pursuant to Section 12.3(a) to be the smallest dollar amount possible.

12.4 Conduct of Winding-Up. The winding-up of the business and affairs of the Company shall be conducted by the Managing Member except as otherwise required by law.

ARTICLE XIII
CONFIDENTIALITY AND RELATED MATTERS

13.1 Disclosure and Publicity. The parties hereto agree that any initial public announcement or disclosure concerning the transactions contemplated by this Agreement and the Related Agreements shall require the prior approval of all of the Members; provided that each Member shall be entitled to make such public disclosures as are required pursuant to applicable law or the rules of any Governmental Authority with jurisdiction over such Member.

13.2 Confidentiality Obligations of Members. Each Member shall use Confidential Information only in connection with the activities contemplated by this Agreement and the Related Agreements and shall not disclose any Confidential Information to any Person except as expressly permitted by this Agreement and the Related Agreements. Each Member may disclose Confidential Information (i) approved in writing by the other Member for disclosure; (ii) on a confidential basis to its directors, officers and employees who have a reasonable need to know the contents thereof; (iii) on a confidential basis to its attorneys, accountants, auditors or financial advisors who have a reasonable need to know the contents thereof and have a contractual or professional obligation to maintain the confidentiality of the Confidential Information and to use such Confidential Information only in connection with the activities of the disclosing Member that are contemplated by this Agreement and the Related Agreements; (iv) if requested or required by a regulatory agency having jurisdiction over such Member; (v) as required by statute, rule or regulation (including securities laws) to be disclosed by such Member; or (vi) as required by subpoena or court order to be disclosed by such Member, provided, if permitted by law, that prior written notice of such required disclosure is given to the other Member and the Company, and provided further that the disclosing Member shall cooperate with the other Member and the Company to limit the extent of such disclosure. Each Member shall be fully liable for any breach of this Section 13.2 by any directors, officers, employees, attorneys, accountants, auditors or financial advisors of such Member to whom such Member has disclosed Confidential Information.

13.3 <u>SEC's Right to Access</u>. Nothing in this Article XIII shall be deemed to limit or impede the right of a Member, including CBOE in connection with the performance of its obligations as a Self-Regulatory Organization under Section 2.7, to disclose Confidential Information to the SEC.

13.4 <u>Procedures to Prevent Certain Information-Sharing</u>.

(a) Pursuant to undertakings agreed to by CBOE in order to obtain SEC staff approval of CBOE's initial filing on Form 19b-4 with respect to Pulse, the Members shall cause the Company to implement and maintain in place written procedures and internal controls that are reasonably designed so that FlexTrade does not unfairly take advantage of information relating to the Pulse workstation that is Confidential Information of the Company or CBOE or that is confidential to third parties, and FlexTrade agrees to comply with such procedures and internal controls.

(b) Pursuant to undertakings agreed to by CBOE in order to obtain SEC staff approval of CBOE's initial filing on Form 19b-4 with respect to Pulse, if the Company engages in any business activities other than providing the Pulse workstation, the Members shall cause the Company to implement and maintain in place written procedures and internal controls, including without limitation information barriers between persons responsible for business activities relating to the Pulse workstation and persons responsible for such other business activities, that are reasonably designed so that the Company does not unfairly take advantage of information relating to the Pulse workstation that is confidential to the Company, CBOE or third parties in connection with such other business activities.

ARTICLE XIV
OTHER AGREEMENTS OF THE MEMBERS

14.1 <u>Amendment and Restatement of this Agreement on the Cutover Date</u>. The parties hereto shall negotiate in good faith an amendment and restatement of this Agreement (the "Second Amended and Restated Operating Agreement") that (a) shall become effective as of the Cutover Date or as promptly as possible thereafter, (b) provides for the management of the Company by a board of managers on which CBOE and FlexTrade are equally represented, and (c) authorizes the Company to engage its own management team such that CBOE and FlexTrade will no longer provide certain Member Services to the Company, as described in the Services Agreement. The Second Amended and Restated Operating Agreement shall also authorize the Company's board of managers to establish a new Class of non-voting Units, with such other rights, powers, and privileges as may be agreed upon by the Members in the Second Amended and Restated Agreement (the "Management Units"), to be used to attract and retain a management team for the Company; provided, however, that the number of Management Units issued and reserved for issuance to the management team shall not exceed ten percent (10%) of the aggregate number of Units held by CBOE and FlexTrade on the Cutover Date.

14.2 Resolution of Material Impasses Relating to the Management of the Company. In the event that the Members are unable to reach an agreement on any Major Decision, the Members shall seek to resolve their differences in accordance with the procedures set forth in Section 15.10 of this Agreement, including the mediation process set forth therein. If the Members are unable to resolve their differences through such procedures, then either Member may send written notice to the other Member of its election to terminate the joint venture created by this Agreement (a "Notice of Election to Terminate the Joint Venture"). Following the giving and receipt of a Notice of Election to Terminate the Joint Venture, the Members shall negotiate, in good faith, a transaction in which either (a) one of the Members or its Affiliates shall purchase all of the other Member's Units or all or substantially all of the assets of the Company, or (b) a Sale of the Company to an unaffiliated third party, in each case at a price and upon terms and conditions that are mutually agreed upon by the Members.

14.3 Right of First Refusal to Purchase FlexTrade.

(a) If, at any time during the CBOE Option Period (defined below), any Person, other than an Affiliate of FlexTrade (the "Prospective FlexTrade Buyer"), makes a bona fide offer to purchase (i) a majority of the voting securities of FlexTrade, (ii) all or substantially all of the assets of FlexTrade, or (iii) any assets that are material to FlexTrade's performance of its obligations under this Agreement and the Related Agreements, including, without limitation, the OMS Base and the FlexTrade Algorithms, that FlexTrade desires to accept (any such offer, a "FlexTrade Acquisition Offer"), then FlexTrade shall give written notice of such offer (a "Notice of FlexTrade Acquisition Offer") to CBOE and shall include, with such notice, copies of all agreements or other documents evidencing the FlexTrade Offer and shall fully and accurately describe, in such Notice of FlexTrade Acquisition Offer, the terms and conditions of the FlexTrade Acquisition Offer, the securities or assets to be purchased, the amount and form of the consideration to be paid, the proposed timing and manner of payment, and any material contingencies (including, but not limited to, financing contingencies) included in the FlexTrade Acquisition Offer; provided, however, that FlexTrade shall not be required to disclose the identity of the Prospective FlexTrade Buyer. Provided that CBOE is not in default of any of its material obligations under the Transaction Documents, upon the receipt of a Notice of FlexTrade Acquisition Offer, CBOE shall have the right to purchase the same FlexTrade securities or assets that are the subject of the FlexTrade Acquisition Offer, at a purchase price equal to 107.5% of the offer price (determined in accordance with Section 14.3(c)) for such securities or assets and, except as otherwise set forth in Section 14.3(c), on the same terms and conditions included in the FlexTrade Acquisition Offer, in accordance with the procedures set forth in Section 14.3(b).

(b) Upon the written request of CBOE following the receipt of a Notice of FlexTrade Acquisition Offer, FlexTrade shall afford CBOE an opportunity to complete customary due diligence on FlexTrade. CBOE shall have the right to purchase the securities or assets that are the subject of the FlexTrade Acquisition Offer, CBOE by providing written notice of such election (a "Notice of Acceptance") to FlexTrade within 37 days of the date of CBOE's receipt of the Notice of FlexTrade Acquisition Offer, provided that FlexTrade has cooperated, in good faith and in all material respects, with CBOE to enable CBOE to complete customary due diligence on FlexTrade on or before that date. The parties shall cooperate, in good faith, to complete the closing of the purchase and sale of such securities or assets within 52 days following (i) the date of FlexTrade's receipt of such Notice of Acceptance, or (ii) if applicable, the date CBOE exercises its right to purchase under Section 14.3(d); provided, however, that such 52 day period shall be extended as necessary if closing is delayed due to regulatory approvals.

(c) If any FlexTrade Acquisition Offer provides for the payment of consideration in any form other than cash, including equity or debt securities of the Prospective FlexTrade Buyer, CBOE shall have the right to substitute, for such non-cash consideration, either (i) debt or equity securities, as applicable, of CBOE or of any publicly traded Affiliate of CBOE (a "CBOE Public Affiliate") with a fair market value equal to the fair market value of the debt or equity securities, as applicable, of the Prospective FlexTrade Buyer, and in the case of any equity securities issued by CBOE or a CBOE Public Affiliate, with no greater restrictions on transferability than the equity securities proposed to be issued by the Prospective FlexTrade Buyer, or (ii) cash in an amount equal to the fair market value of such non-cash consideration. Notwithstanding the foregoing, a CBOE Public Affiliate shall not have the right to issue equity securities in connection with a FlexTrade Acquisition Offer in an amount that exceeds that percentage of the market capitalization of such CBOE Public Affiliate equal to the greater of (A) the percentage of the market capitalization of the Prospective FlexTrade Buyer that the Prospective FlexTrade Buyer proposed to issue as the equity portion of the consideration included in the FlexTrade Acquisition Offer or (B) 4.9% of the market capitalization of such CBOE Public Affiliate, in each case determined as of the date of CBOE's receipt of Notice of FlexTrade Acquisition Offer, and CBOE shall pay cash in lieu of any equity securities of such CBOE Public Affiliate in excess of that amount. The offer price included in such FlexTrade Acquisition Offer shall be deemed to be the total of the cash consideration and the fair market value of the non-cash consideration to be paid for the FlexTrade securities or assets that are the subject of such FlexTrade Acquisition Offer. Solely for the purposes of this Section 14.3(c), fair market value shall mean, (1) when used with respect to any property or assets other than securities, the purchase price which a willing buyer having all relevant information would pay a willing seller for such asset or services in an arms' length transaction, and (2) when used with respect to securities, the Current Market Price of such securities, determined as of the date of CBOE's receipt of Notice of FlexTrade Acquisition Offer.

(d) The failure of CBOE to respond to a Notice of FlexTrade Acquisition Offer within 37 days of receipt of such notice shall be deemed to be a waiver of its right to purchase the FlexTrade securities or assets that are the subject of such FlexTrade Acquisition

Offer; provided that FlexTrade has cooperated, in good faith and in all material respects, with CBOE to enable CBOE to complete customary due diligence on FlexTrade on or before that date, if CBOE has requested an opportunity to conduct such due diligence. If CBOE either declines, or waives its right, to purchase the FlexTrade securities or assets that are the subject of such FlexTrade Acquisition Offer, then FlexTrade may sell such FlexTrade securities and assets at a price of not less than ninety-five percent (95%) of the price set forth in the Notice of FlexTrade Acquisition Offer, and upon terms and conditions that are not materially more favorable to the Prospective FlexTrade Buyer than the terms and conditions set forth in the Notice of FlexTrade Acquisition Offer, within 180 days of the date of expiration of the 37-day period specified in Section 14.3(b); provided, however, that (i) such 180 day period shall be extended as necessary if closing is delayed due to regulatory approvals, and (ii) if the price to be paid by the Prospective FlexTrade Buyer is less than one hundred percent (100%) of the price set forth in the Notice of FlexTrade Acquisition Offer, FlexTrade shall so notify CBOE in writing (a "Revised Notice of FlexTrade Acquisition Offer"), and CBOE shall have a period of two (2) Business Days following receipt of such notice to elect, by giving written notice to FlexTrade of the exercise of its right to purchase such FlexTrade securities and assets at a purchase price equal to 107.5% of the price set forth in the Revised Notice of FlexTrade Acquisition Offer as if CBOE had exercised its right to purchase under Section 14.3(a). CBOE's failure to respond to the Revised Notice of FlexTrade Acquisition Offer within such 2 Business Day period shall be deemed to be a waiver of its right to purchase under this Section 14.3(d). If FlexTrade fails to consummate the sale of the securities or assets that are the subject of such FlexTrade Acquisition Offer to the Prospective FlexTrade Buyer within the time period contained in the second sentence of this Section 14.3(d), then FlexTrade shall be precluded from consummating the FlexTrade Acquisition Offer or any other FlexTrade Acquisition Offer during the CBOE Option Period without having furnished a new Notice of FlexTrade Acquisition Offer to CBOE and having complied once again with this Section 14.3.

(e) For purposes of this Section 14.3, "CBOE Option Period" shall mean the period beginning on the Effective Date and ending on the third anniversary of the Live Date; provided, however, that the CBOE Option Period shall be automatically extended:

(i) through the fourth anniversary of the Live Date if either (A) the Company's revenues, determined in accordance with GAAP, for the 12-month period ending on the third anniversary of the Live Date, equal or exceed $13 million or (B) the Company's revenues, determined in accordance with GAAP, for the 12-month period ending on the third anniversary of the Live Date, equal or exceed $10.5 million and an average daily volume of at least 700,000 options contracts were routed through the Pulse workstation (with each round lot of equity securities counting as a single options contract) during the 12-month period ending on the third anniversary of the Live Date;

(ii) through the fifth anniversary of the Live Date if the Company's revenues, determined in accordance with GAAP, for the 12-month period ending on the fourth anniversary of the Live Date, exceed $16.25 million;

(iii) through the sixth anniversary of the Live Date if the Company's revenues, determined in accordance with GAAP, for the 12-month period ending on the fifth anniversary of the Live Date, exceed $19.5 million; and

(iv) through each anniversary of the Live Date thereafter, if the Company's revenues, determined in accordance with GAAP, for the 12-month period ending on the immediately preceding anniversary of the Live Date have increased by 10% over the Company's revenues for the immediately preceding 12-month period.

Notwithstanding the foregoing, the CBOE Option Period shall terminate (A) immediately upon the giving of notice by CBOE to FlexTrade pursuant to Section 3.1(c)(i) of the Membership Interest Purchase Agreement at or before the start of the build of a front-end product that will compete with Pulse ("Notice of the Start of the Build of a Competing Product"), if such Notice of the Start of the Build of a Competing Product is given at least 18 months following the Effective Date, or (B) 18 months following the Effective Date, if CBOE gives Notice of the Start of the Build of a Competing Product to FlexTrade at any time earlier than 18 months following the Effective Date.

(f) CBOE's rights under this Section 14.3 are not transferable, except to an Affiliate of CBOE in connection with an Exempt Transfer of CBOE's Units to such Affiliate under this Agreement, and any attempt to transfer such rights shall be void. CBOE's rights under this Section 14.3 shall terminate automatically (i) upon the termination of this Agreement, (ii) upon a Sale of the Company, or (iii) if either FlexTrade or CBOE ceases to be a Member, other than as a result of an Exempt Transfer to an Affiliate of FlexTrade or CBOE, respectively.

14.4 Non-Solicitation and Non-Hiring of Member Employees. During the term of this Agreement and for a period of one year thereafter, (a) neither the Company nor CBOE shall directly or indirectly, on its own account or through any Affiliate of the Company or CBOE, solicit, hire or otherwise use the services of, or assist any other Person to solicit, hire or otherwise use the services of, any Person who is an employee of FlexTrade or was an employee of FlexTrade at any time within the one-year period prior to such hiring or use of services, without the written consent of FlexTrade, and (b) neither the Company nor FlexTrade shall directly or indirectly, on its own account or through any Affiliate of the Company or FlexTrade, solicit, hire or otherwise use the services of, or assist any other Person to solicit, hire or otherwise use the services of, any Person who is an employee of CBOE or was an employee of CBOE at any time within the one-year period prior to such hiring or use of services, without the written consent of CBOE.

ARTICLE XV
GENERAL PROVISIONS

15.1 Remedies. No remedy conferred upon any party to this Agreement is intended to be exclusive of any other remedy herein or provided or permitted by law or in equity, but each such remedy shall be cumulative and shall be in addition to every other remedy hereunder or now or hereafter existing at law or in equity.

15.2 Waiver. None of the terms of this Agreement shall be deemed to have been waived by any party hereto, unless such waiver is in writing and signed by that party. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement or any further breach of the provision so waived.

15.3 Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed given if delivered by hand or by overnight delivery through a nationally recognized overnight courier addressed to the person indicated below or to such other person or address for which a party gives notice hereunder. Notices will be deemed given when received by hand or one (1) Business Day after deposit with an overnight courier, addressed as applicable:

(a) if to the Company, to:

Vijay Kedia
Signal Trading Systems, LLC
c/o FlexTrade Systems Inc.
111 Great Neck Road
Great Neck, New York 11021

And:

Edward Provost
Signal Trading Systems, LLC
c/o Chicago Board Options Exchange, Incorporated
400 South LaSalle Street
Chicago, Illinois 60605

(b) if to CBOE, to:

Chicago Board Options Exchange, Incorporated
400 South LaSalle Street
Chicago, Illinois 60605
Attention: Edward Provost

And:

Chicago Board Options Exchange, Incorporated
400 South LaSalle Street
Chicago, Illinois 60605
Attention: Andrew Lowenthal

(c) if to FlexTrade, to:

FlexTrade Systems Inc.
111 Great Neck Road
Great Neck, New York 11021
Attention: Mr. Vijay Kedia

(d) if to any other Unit Holder or Member, to the last address, fax number or e-mail address for such Person reflected in the Company's records; or

to such other addresses or addressees as may be designated by notice given in accordance with the provisions of this Section 15.3. Any notice given by legal counsel on behalf of a Person shall be deemed given by such Person.

15.4 Entire Agreement. This Agreement, together with all exhibits hereto, contains the entire agreement and understanding of the parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings and arrangements, oral or written, among the parties hereto with respect to such subject matter.

15.5 Amendments and Modifications. This Agreement may not be modified, amended or changed in any respect without the written consent of the parties.

15.6 Binding Effect; Benefits. All of the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns.

15.7 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be unenforceable or invalid under applicable law, such provision shall be ineffective only to the extent of such unenforceability or invalidity, and the remaining provisions of this Agreement shall continue to be binding and in full force and effect.

15.8 Headings. The section and other headings contained in this Agreement are for convenience only and shall not be deemed to limit, characterize or interpret any provisions of this Agreement.

15.9 No Strict Construction. The parties hereto jointly participated in the negotiation and drafting of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their collective mutual intent, this Agreement shall be construed as if drafted jointly by the parties hereto, and no rule of strict construction shall be applied against any Person.

15.10 Dispute Resolution. In the event of any dispute regarding performance under or interpretation of this Agreement, and prior to the commencement of any formal proceeding, the parties shall continue performance as set forth in this Agreement and shall attempt in good faith to reach a negotiated resolution by designating an appropriately authorized executive from each party to resolve the dispute. If the dispute has not been resolved within 30 days from the referral of the dispute to the executives, any party may initiate mediation as provided hereinafter. The mediation shall be administered from the offices in New York, New York of the American Arbitration Association under the Commercial Mediation Rules of the American Arbitration Association and any other rules that the parties may agree to in writing. The mediation shall take place at mutually agreeable facilities unless otherwise agreed to by the parties. If the mediation process has not resolved the dispute within thirty days of the submission of the matter to mediation, or such longer period as the parties may agree to, the mediation process shall cease. All negotiations pursuant to this Section 15.10 shall be confidential and treated as compromise and settlement negotiations for purposes of the Federal Rules of Evidence and state rules of evidence.

15.11 Governing Law; Consent to Jurisdiction.

(a) This Agreement and the rights of the parties hereunder shall be construed and interpreted in accordance with the laws of the State of Delaware applicable to agreements made and performed wholly within that jurisdiction without giving effect to any conflict of law provisions thereof.

(b) Each of the parties agrees that any legal action or proceeding with respect to this Agreement may be brought in the federal and New York state courts located in New York, New York, and, by execution and delivery of this Agreement, each party to this Agreement irrevocably submits itself in respect of its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts in any legal action or proceeding arising out of this Agreement. Each of the parties to this Agreement irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the courts referred to in the preceding sentence. Each party to this Agreement consents to process being served in any such action or proceeding by the mailing of a copy thereof to the address set forth in or pursuant to Section 15.3 and agrees that such service upon receipt will constitute good and sufficient service of process or notice thereof. Nothing in this paragraph will affect or eliminate any right to serve process in any other manner permitted by law.

15.12 Specific Performance. Each of the parties acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties agrees that the other parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in any action instituted in any court having jurisdiction over the parties and the matter (subject to the provisions set forth in Section 15.11 above), in addition to any other remedy to which they may be entitled, at law or in equity.

15.13 WAIVER OF JURY TRIAL. THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY OF ANY CAUSE OF ACTION, CLAIM, COUNTERCLAIM OR CROSS-COMPLAINT IN ANY ACTION OR OTHER PROCEEDING BROUGHT BY ANY PARTY TO THIS AGREEMENT AGAINST ANY OTHER PARTY OR PARTIES TO THIS AGREEMENT WITH RESPECT TO ANY MATTER ARISING OUT OF, OR IN ANY WAY CONNECTED WITH OR RELATED TO THIS AGREEMENT OR ANY PORTION OF THIS AGREEMENT, WHETHER BASED UPON CONTRACTUAL, STATUTORY, TORTIOUS OR OTHER THEORIES OF LIABILITY. EACH PARTY REPRESENTS THAT IT HAS CONSULTED WITH COUNSEL REGARDING THE MEANING AND EFFECT OF THE FOREGOING WAIVER OF ITS RIGHT TO A JURY TRIAL.

15.14 Counterparts. This Agreement may be executed in separate counterparts (including by facsimile, photo or other electronic means), each of which is deemed to be an original and all of which taken together constitute one and the same agreement with the same effect as if each of the parties hereto had signed the same signature page.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED

By:____________________________
Edward Provost
Executive Vice President

FLEXTRADE SYSTEMS INC.

By:____________________________
Vijay Kedia
President

EXHIBIT A

Name of Member	Number of Units	Percentage of Units
Chicago Board Options Exchange, Incorporated	500	50%
FlexTrade Systems Inc.	500	50%
Total	1,000	100%

EXHIBIT B-1

Production Site - Chicago (Off-floor)

Description	Qty	Unit Cost	Extended
Hardware			
MAX Servers	5	$ 7,990	$ 39,950
SIM Servers	5	$ 7,990	$ 39,950
OM Servers	5	$ 7,990	$ 39,950
SPRY Servers	2	$ 7,990	$ 15,980
Jumpstart Server	1	$ 7,990	$ 7,990
Laptop	1	$ 3,700	$ 3,700
Software			
Veritas	18	$ 2,115	$ 38,070
Tripwire	18	$ 700	$ 12,600
BMC	18	$ 1,400	$ 25,200
Win2003 Server	3	$ 1,240	$ 3,720
Network			
Switches	2	$ 11,300	$ 22,600
Total Production Chicago Costs (Off-floor):			**$249,610**

Disaster Site – Equinix/New Jersey (Off-floor)

Description	Qty	Unit Cost	Extended
Hardware			
MAX Servers	2	$ 7,990	$ 15,980
SIM Servers	2	$ 7,990	$ 15,980
OM Servers	2	$ 7,990	$ 15,980
SPRY Servers	1	$ 7,990	$ 7,990
Software			
Veritas	7	$ 2,115	$ 14,805
Tripwire	7	$ 700	$ 4,900
BMC	7	$ 1,400	$ 9,800
Total Disaster Costs (Off-floor):			**$85,435**
Total Capital Costs (Off-floor):			**$335,145**

EXHIBIT B-2

CBOE (On-floor) Capital Costs

Description	Qty	Unit Cost	Extended
Hardware			
MAX Servers	4	$ 7,990	$ 31,960
SIM Servers	4	$ 7,990	$ 31,960
OM Servers	4	$ 7,990	$ 31,960
Software			
Veritas	12	$ 2,115	$ 25,380
Tripwire	12	$ 700	$ 8,400
BMC	12	$ 1,400	$ 16,800
Total Capital Costs (On-floor):			**$146,460**

MM The Options Exchange, Incorporated

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS ON FILE OF "THE OPTIONS EXCHANGE, INCORPORATED" AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF INCORPORATION, FILED THE SEVENTH DAY OF JANUARY, A.D. 1974, AT 10 O'CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE AFORESAID CORPORATION, "THE OPTIONS EXCHANGE, INCORPORATED".

SECRETARY'S OFFICE 1793 DELAWARE 1855

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

0797630 8100H

081173973

AUTHENTICATION: 7008872

DATE: 12-08-08

CERTIFICATE OF INCORPORATION
OF
THE OPTIONS EXCHANGE, INCORPORATED

FIRST: The name of the corporation (the "Corporation") is THE OPTIONS EXCHANGE, INCORPORATED.

SECOND: The address of the registered office of the Corporation in the State of Delaware is No. 100 West Tenth Street, in the City of Wilmington, County of New Castle; and the name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is:

> to conduct and carry on the function of an "exchange" within the meaning of that term in the Securities Exchange Act of 1934, as amended;
>
> to provide a securities market place with high standards of honor and integrity among its members and to promote and maintain just and equitable principles of trade and business; and
>
> to engage in any other lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The Corporation shall be a non-stock corporation without authority to issue capital stock.

FIFTH: The by-laws of the Corporation shall set forth the conditions of membership of the Corporation.

SIXTH: The original by-laws of the Corporation shall be adopted by the initial Board of Directors of the Corporation, and thereafter the power to make, alter or repeal the by-laws shall be vested in the Directors.

SEVENTH: The name and mailing address of the incorporator is Lawrence A. Margolis, 231 South LaSalle Street, Chicago, Illinois 60604.

EIGHTH: The governing body of the Corporation shall be its Board of Directors. The business and affairs of the Corporation shall be managed by the Board of Directors except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Corporation established pursuant to the by-laws as hereafter provided. In addition to any committees of the Board of Directors which may be established as permitted by law, the by-laws of the Corporation may provide for the establishment of one or more committees (the members of which shall be selected as provided in the by-laws and need not be either members of the Board of Directors or members of the Corporation), each of which shall have the authority, powers and duties, including such authority, powers and duties in the management of the business and affairs of the Corporation, as the by-laws shall provide.

The names and addresses of the initial members of the Board of Directors of the Corporation are:

John W. Sullivan	141 West Jackson Blvd. Chicago, Illinois 60604
Bruce J. Simpson	141 West Jackson Blvd. Chicago, Illinois 60604
Wayne P. Luthringshausen	141 West Jackson Blvd. Chicago, Illinois 60604

The initial Board of Directors shall serve until the first annual election meeting of the members or until their successors are elected and qualify, at which time and thereafter the number of Directors shall be as fixed in the by-laws.

NINTH: The Corporation may sell, lease or exchange all or substantially all, of its property and assets, including its good will and its corporate franchises, upon such terms and conditions and for such consideration as the Board of Directors deems expedient and for the best interests of the Corporation, when and as authorized by a resolution adopted by a majority of the members entitled to vote thereon at a meeting duly called upon at least 20 days' notice. The notice of the meeting shall state that such a resolution will be considered. Notwithstanding member authorization or consent to any such proposed sale, lease or exchange, the Board of Directors may abandon the same without further action by the members.

TENTH: In the event the Corporation shall be dissolved any assets of the Corporation remaining after all other obligations of the Corporation shall have been paid, or otherwise adequately provided for, shall be sold and the net proceeds therefrom shall be distributed in aliquot parts to the members of the Corporation at the time of the vote to dissolve the Corporation, irrespective of whether such members were entitled to vote on such dissolution.

ELEVENTH: The Corporation may provide indemnification for members of its Board of Directors and of committees of the Board of Directors and of other committees of the Corporation, its officers, agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, within the limits permitted by Delaware law to safeguard such persons from expense and liability for actions they take in any such capacity in good faith in furtherance of, or without belief that such actions are opposed to, the best interests of the Corporation and its members.

TWELFTH: The Corporation reserves the right to amend this Certificate of Incorporation, and to thereby change or repeal any provision herein contained from time to time, in the manner prescribed at the time by statute, and all rights conferred upon members herein are granted subject to this reservation.

The undersigned being the incorporator hereinabove named, has caused this Certificate of Incorporation to be exe-

5

cuted on this fourth day of January, 1974.

Lawrence A. Margolis

Lawrence A. Margolis

06

BYLAWS
OF
The Options Exchange, Incorporated
(a Delaware non-stock corporation)

ARTICLE I

MEMBERSHIPS

1. MEMBERSHIP. The qualifications and eligibility for membership and the manner of admission into membership shall be prescribed by resolution of the Board of Directors and/or by any similarly prescribed rules and regulations which the Board of Directors may promulgate. Each member shall have the rights and shall be subject to the obligations, conditions and other incidents of membership as provided by law, by the Certificate of Incorporation and by these Bylaws.

2. MEANING OF CERTAIN TERMS. As used in these Bylaws, the term "membership" or "memberships" or "member" or "members" refers to an outstanding membership or memberships in good standing or to the holder or holders thereof, as the case may be. The term "memberships" or "members" also refers to a membership or a member whenever the corporation shall have only one membership or one member.

3. MEMBERSHIP MEETINGS.

(a) ANNUAL MEETING. The annual meeting of the shareholders shall be held on the second Tuesday of January each year beginning in the year 1998, at the hour of 10:00 a.m., for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

(b) SPECIAL MEETINGS. Special meetings of members, for any purposes or purposes, except as otherwise specified by law or by the Certificate of Incorporation, may be called by the Chairman or the Board, the Vice-Chairman of the Board, the President or the Board of Directors.

(c) PLACE OF MEETINGS. Annual meetings and special meetings shall be held at such place, within or without the State of Delaware, as the person or persons calling the meeting may designate.

(d) NOTICE OR WAIVER OF NOTICE. Written notice of all meetings stating the place, date, and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each member entitled to vote thereat, not less than ten days nor more than sixty days before the date of the meeting, unless the lapse of the prescribed period of time shall have been waived. Notice need not be given to any member who submits a written waiver of notice signed by him before or after the time stated therein. Attendance of a member at a meeting of members shall constitute a waiver of notice of such meeting, except when the member attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the members need be specified in any written waiver of notice.

(e) CONDUCT OF MEETING. Meetings of the members shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice- President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the members. The Secretary of the corporation, or in the absence of the Secretary, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the Chairman of the meeting shall appoint a secretary of the meeting.

(f) PROXY REPRESENTATION. Every member may authorize another person or persons to act for the member by proxy in all matters in which a member is entitled to participate, whether by waiving notice of any meeting, voting or participating at a meeting, or expressing consent without a meeting. Every proxy must be signed by the member or by the member's attorney-in-fact. No proxy shall be voted or acted upon after three years from its date unless such proxy provides for a longer period.

(g) QUORUM. A majority of the members shall constitute a quorum at a meeting of members for the transaction of any business. The members present may adjourn the meeting despite the absence of a quorum.

(h) VOTING. Each membership shall entitle the holder thereof to one vote in the election of directors, and in all other matters upon which members are entitled to vote. In the election of directors, a plurality of the votes cast shall elect, and voting need not be by ballot. Any other action in which members are entitled to vote shall be authorized by a majority of the votes cast at a meeting at which a quorum is present except where prescribes a different percentage of votes is prescribed by law or by the Certificate of Incorporation.

4. WRITTEN ACTION. Any action required to be taken at a meeting of members or any action which may be taken at any meeting of members, may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken, shall be signed by members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all members having a right to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those members who have not consented in writing.

ARTICLE II

DIRECTORS

1. FUNCTIONS AND DEFINITION. The activities and affairs of the corporation shall be managed by or under the direction of its governing body, which is herein referred to as the Board of Directors of the corporation although said Board may consist of only one member. The use of the phrase "whole board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

2. QUALIFICATIONS AND NUMBER. A director need not be a member, a citizen of the United States, or a resident of the State of Delaware. The initial Board of Directors shall consist of three persons. Thereafter, the number of directors constituting the whole board shall be at least one. Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the members or of the directors, or, if the number is not so fixed, the number shall be three. The number of directors may be increased or decreased by action of the members or of the directors.

3. ELECTION AND TERM. The first Board of Directors shall be elected by the incorporator or incorporators and shall hold office until the first annual meeting of members and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon written notice to the corporation. Thereafter, directors who are elected at an annual meeting of members and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of members and until their successors are elected and qualified or until their earlier resignation or removal. In the interim between annual meetings of members or of special meetings of members called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including vacancies resulting from the removal of directors for cause or without cause which have not been filled by the members, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

4. MEETINGS.

(a) TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

(b) PLACE. Meetings shall be held at such place within or without the State of Delaware as shall be fixed by the Board.

(c) CALL. No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, the Vice-Chairman of the Board, the President, or a majority of the directors in office.

(d) NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice need not be given to any director who submits a written waiver of notice signed by him before or after the time stated therein. Attendance of any such person at a meeting shall constitute a waiver of notice of such meeting, except when he attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice.

(e) QUORUM AND ACTION. A majority of the whole Board shall constitute a quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided, that such majority shall constitute at least one-third of the whole Board. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as in these Bylaws otherwise provided, and except as otherwise provided by law, the vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the law and these Bylaws which govern a meeting of directors held to fill vacancies and newly created directorships. Any member or members of the Board of Directors or of any committee designated by the Board, may participate in a meeting of the Board, or any such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

(f) CHAIRMAN OF THE MEETING. The Chairman of the Board, if present and acting, shall preside at all meetings. Otherwise, the Vice-Chairman of the Board, if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

5. REMOVAL OF DIRECTORS. Except as may otherwise be provided by the General Corporation Law, any director or the entire Board of Directors may be removed, with or without cause by a majority of the members then entitled to vote in an election of directors.

6. WRITTEN ACTION. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board consent thereto in writing. Any such written consent may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts together constituting the same consent.

ARTICLE III

OFFICERS

The officers of the corporation shall consist of a Chairman of the Board, a Vice-Chairman of the Board, President, a Secretary, a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, one or more Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers with such titles as the resolution of the Board of Directors choosing them shall designate. Except as may otherwise be provided in the resolution of the Board of Directors choosing him, no officer other than the Chairman of the Board, and the Vice-Chairman of the Board, need be a director. Any number of offices may be held by the same person, as the directors may determine, except that no person may hold the offices of President and Secretary simultaneously. Unless otherwise provided in the resolution of the Board of Directors choosing him, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of members and until his successor shall have been chosen and qualified. Any officer may be removed, with or without cause, by the Board of Directors. Any vacancy in any office may be filled by the Board of Directors. All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolutions of the Board of Directors designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions may be inconsistent therewith. The Secretary or an Assistant Secretary of the corporation shall record all of the proceedings of all meetings and actions in writing of members, directors, and committees of directors, and shall exercise such additional authority and perform such additional duties as the Board shall assign to him.

ARTICLE IV

CORPORATE SEAL

The corporate seal shall be in such form as the Board of Directors shall prescribe.

ARTICLE V

FISCAL YEAR

The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

ARTICLE VI

CONTROL OVER BYLAWS

Subject to the provisions of law and the Certificate of Incorporation, the power to amend or repeal these Bylaws and to adopt new Bylaws may be exercised by the Board of Directors or by the members.

DOCS2:27653.1

THE OPTIONS EXCHANGE, INCORPORATED
UNANIMOUS WRITTEN CONSENT OF DIRECTORS
IN LIEU OF A MEETING

The undersigned, being all the directors of The Options Exchange, Incorporated, a Delaware corporation (the "Corporation"), pursuant to Section 141(f) of the Delaware General Corporation Law, as amended, do hereby consent to the adoption of the following resolutions:

RESOLVED, that the following named individuals are hereby elected to the respective offices of the Corporation set forth opposite each of their names, to serve until the next annual meeting of the Board of Directors of the Corporation or until their respective successors are duly elected and qualified, unless they earlier resign or are removed, and all other officers of the Corporation are hereby removed:

Chairman	William J. Brodsky
President	Edward J. Joyce
Vice President	Richard G. DuFour
Treasurer	Alan J. Dean
Secretary	Joanne Moffic-Silver

Until further action by the Board of Directors of the Corporation, such officers will serve without compensation.

FURTHER RESOLVED, that all actions taken, all contracts entered into and all matters and things done by the officers of the Corporation in the general conduct of the business of the Corporation since the last annual meeting shall be, and they hereby are, in all respects, fully approved, ratified and confirmed.

FURTHER RESOLVED, that Article I, Section 3(a), of the By-Laws of the Corporation be amended to read in its entirety as follows:

(a) ANNUAL MEETING. The annual meeting of the members shall be held on the fourth Tuesday of January each year beginning in the year 2003, at the hour of 10:00 a.m., for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

The foregoing resolutions have been executed on the date indicated next to each signature, which resolutions are ratified and effective as of the 8th day of January, 2002.

William J. Brodsky 9/3/02	Mark F. Duffy 8/20/02
William J. Brodsky — Date	Mark F. Duffy — Date
Edward J. Joyce 8/30/02	Richard G. DuFour 8/30/02
Edward J. Joyce — Date	Richard G. DuFour — Date
Alan J. Dean 8/30/02	
Alan J. Dean — Date	

Being all of the Directors of the Corporation

NN Vest Financial Group, Inc.

Service Request# 20150199805

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

9045755
VEST FINANCIAL GROUP INC.
8300 GREENSBORO DRIVE
8TH FLOOR
MCLEAN, VA 22102

09-22-2015

ATTN: JEFFREY CHANG

DESCRIPTION		AMOUNT
5166699 - VEST FINANCIAL GROUP INC.		
0245E Restated Stock		
	Amendment Fee	$30.00
	Receiving/Indexing	$115.00
	Surcharge Assessment-New Castle County	$6.00
	Page Assessment-New Castle County	$45.00
	Data Entry Fee	$5.00
	Court Municipality Fee, Wilm.	$20.00
	Expedite Fee, Same Day	$200.00
	TOTAL CHARGES	$412.00
	TOTAL PAYMENTS	$212.00
	CHARGED TO ACCOUNT	$200.00
	BALANCE	$0.00

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:00 AM 09/21/2015
FILED 10:00 AM 09/21/2015
SR 20150199805 - File Number 5166699

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF VEST FINANCIAL GROUP INC.

a Delaware corporation

Vest Financial Group Inc. (the "**Corporation**"), a corporation organized and existing under the laws of the State of Delaware, does hereby certify that:

A. The name of the Corporation is Vest Financial Group Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of Delaware on January 2, 2015.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "**DGCL**"), and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL, and restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation.

C. The text of the Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of the corporation is Vest Financial Group Inc.

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 300 Delaware Ave, Ste 210A, Wilmington, New Castle County, DE 19801. The name of its registered agent at such address is United States Corporation Agents, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

Effective immediately upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the "**Effective Time**"), each share of Common Stock of the Corporation issued and outstanding on such date shall, automatically and without any action on the part of the respective holders thereof, be reclassified, changed and converted into and become 12 shares of Common Stock (as defined below) (the "**Stock Split**"). All share amounts, amounts per share and per share numbers set forth in this Amended and Restated Certificate of Incorporation have been appropriately adjusted to reflect the Stock Split. Any stock certificate that immediately prior to the Effective Time represented shares of Common Stock shall from and after the Effective Time be deemed to represent shares of Common Stock, as adjusted for the Stock Split, without the need for surrender or exchange thereof.

The aggregate number of shares which the Corporation shall have authority to issue is 50,000,000 shares of capital stock all of which shall be designated "Common Stock" with a par value of $0.0001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine., in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by the undersigned, a duly authorized officer of the Corporation, on September 18, 2015.

By: /s/ ______________________
Jeffrey Chang
Secretary

BYLAWS

OF

VEST FINANCIAL GROUP INC.

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

Page

BYLAWS

OF

VEST FINANCIAL GROUP INC.

ARTICLE I

MEETINGS OF STOCKHOLDERS

1.1 Place Of Meetings

Meetings of stockholders shall be held at any place, within or outside the state of Delaware, designated by the Board of Directors. In the absence of any such designation, stockholders' meetings shall be held at the registered office of the corporation.

1.2 Annual Meeting

The annual meeting of stockholders shall be held on such date, time and place, either within or without the state of Delaware, as may be designated by resolution of the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

1.3 Special Meeting

A special meeting of the stockholders may be called at any time by the Board of Directors, the chairman of the board, the chief executive officer, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the chairman of the board, the chief executive officer or the president, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by email, fax, telegraphic or other facsimile or electronic transmission to the chairman of the board, the chief executive officer, the president or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 1.4 and 1.5 of this Article I, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after the receipt of the request. If the notice is not given within 20 days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 1.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

1.4 **Notice Of Stockholders' Meetings**

All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 1.5 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

1.5 **Manner Of Giving Notice; Affidavit Of Notice**

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

1.6 **Quorum**

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairman of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

1.7 **Adjourned Meeting; Notice**

When a meeting is adjourned to another place (if any), date or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications (if any) by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

1.8 **Organization; Conduct of Business**

Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer, or in his or her absence, the president or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

1.9 **Voting**

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 1.12 of these bylaws, subject to the provisions of Sections 217 and 218 of the General Corporation Law of Delaware (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

1.10 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

1.11 **Stockholder Action By Written Consent Without A Meeting**

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to the corporation in accordance with Section 228(a) of the Delaware General Corporation Law.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of Delaware if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the General Corporation Law of Delaware.

1.12 **<u>Record Date For Stockholder Notice; Voting; Giving Consents</u>**

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

If the Board of Directors does not so fix a record date:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for 30 days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

1.13 **Proxies**

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the General Corporation Law of Delaware.

ARTICLE II

DIRECTORS

2.1 **Powers**

Subject to the provisions of the General Corporation Law of Delaware and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

2.2 **Number Of Directors**

The Board of Directors shall consist of one or more members. This number may be set or changed by a resolution of the Incorporator, of the Board of Directors or of the stockholders, subject to Section 2.4 of these bylaws. No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

2.3 **Election, Qualification And Term Of Office Of Directors**

Except as provided in Section 2.4 of these bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

2.4 Resignation And Vacancies

Any director may resign at any time upon written notice to the attention of the Secretary of the corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Restated Certificate, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office (including any directors that have tendered a resignation effective at a future date), though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the Corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the General Corporation Law of Delaware.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the General Corporation Law of Delaware as far as applicable.

2.5 Place Of Meetings; Meetings By Telephone

The Board of Directors of the corporation may hold meetings, both regular and special, either within or outside the state of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

2.6 **Regular Meetings**

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

2.7 **Special Meetings; Notice**

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairman of the board, the chief executive officer, the president, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, electronic transmission, or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least 4 days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic transmission, telephone or telegram, it shall be delivered at least 24 hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

2.8 **Quorum**

At all meetings of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

2.9 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

2.10 **Board Action By Written Consent Without A Meeting**

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

2.11 **Fees And Compensation Of Directors**

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

2.12 **Approval Of Loans To Officers**

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

2.13 **Removal Of Directors**

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent; provided, however, that if the stockholders of the corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

2.14 **Chairman Of The Board Of Directors**

The corporation may also have, at the discretion of the Board of Directors, a chairman of the Board of Directors who shall not be considered an officer of the corporation.

ARTICLE III

COMMITTEES

3.1 **Committees Of Directors**

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any Bylaw of the corporation.

3.2 **Committee Minutes**

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

3.3 **Meetings And Action Of Committees**

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 2.5 (place of meetings and meetings by telephone), Section 2.6 (regular meetings), Section 2.7 (special meetings and notice), Section 2.8 (quorum),

Section 2.9 (waiver of notice), and Section 2.10 (action without a meeting) of these bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE IV

OFFICERS

4.1 Officers

The officers of the corporation shall be a president and a secretary. The corporation may also have, at the discretion of the Board of Directors, a chief executive officer, a chief financial officer, a treasurer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 4.3 of these bylaws. Any number of offices may be held by the same person.

4.2 Appointment Of Officers

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 4.3 or 4.5 of these bylaws, shall be appointed by the Board of Directors, subject to the rights (if any) of an officer under any contract of employment.

4.3 Subordinate Officers

The Board of Directors may appoint, or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

4.4 Removal And Resignation Of Officers

Subject to the rights (if any) of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the corporation under any contract to which the officer is a party.

4.5 **Vacancies In Offices**

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

4.6 **Chief Executive Officer**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairman of the board (if any), the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as chief executive officer shall also be the acting president of the corporation whenever no other person is then serving in such capacity.

4.7 **President**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairman of the board (if any) or the chief executive officer, the president shall have general supervision, direction, and control of the business and other officers of the corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as president shall also be the acting chief executive officer, secretary or treasurer of the corporation, as applicable, whenever no other person is then serving in such capacity.

4.8 **Vice Presidents**

In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairman of the board.

4.9 **Secretary**

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates (if any) evidencing such shares, and the number and date of cancellation of every certificate (if any) surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these bylaws. He or she shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these bylaws.

4.10 **Chief Financial Officer**

The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The chief financial officer shall render to the chief executive officer, the president, or the Board of Directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation. He or she shall have the general powers and duties usually vested in the office of chief financial officer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the chief financial officer shall also be the acting treasurer of the corporation whenever no other person is then serving in such capacity. Subject to such supervisory powers (if any) as may be given by the Board of Directors to another officer of the corporation, the chief financial officer shall supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

4.11 **Treasurer**

The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records with respect to all bank accounts, deposit accounts, cash management accounts and other investment accounts of the corporation. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The treasurer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors and shall render to the chief financial officer, the chief executive officer, the president or the Board of Directors, upon request, an account of all his or her transactions as treasurer. He or she shall have the general powers and duties usually vested in the office of treasurer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the treasurer shall also be the acting chief financial officer of the corporation whenever no other person is then serving in such capacity.

4.12 **Representation Of Shares Of Other Corporations**

The chairman of the board, the chief executive officer, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the Board of Directors or the chief executive officer or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

4.13 **Authority And Duties Of Officers**

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the stockholders.

ARTICLE V

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

5.1 **Indemnification Of Directors And Officers**

The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 5.1, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

5.2 **Indemnification Of Others**

The corporation shall have the power, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 5.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the corporation, (b) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

5.3 **Payment Of Expenses In Advance**

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 5.1 or for which indemnification is permitted pursuant to Section 5.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article V.

5.4 **Indemnity Not Exclusive**

The indemnification provided by this Article V shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation

5.5 **Insurance**

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the General Corporation Law of Delaware.

5.6 **Conflicts**

No indemnification or advance shall be made under this Article V, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a) That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VI

RECORDS AND REPORTS

6.1 Maintenance And Inspection Of Records

The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

6.2 Inspection By Directors

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE VII

GENERAL MATTERS

7.1 Checks

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

7.2 Execution Of Corporate Contracts And Instruments

The Board of Directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

7.3 Stock Certificates and Notices; Uncertificated Stock; Partly Paid Shares

The shares of the corporation may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the corporation and recorded as they are issued. Any or all of the signatures on any certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the record owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation's certificate of incorporation, these bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate (if any) issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.4 **Special Designation On Certificates and Notices of Issuance**

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.5 **Lost Certificates**

Except as provided in this Section 7.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or notice of uncertificated stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.6 **Construction; Definitions**

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

7.7 **Dividends**

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

7.8 **Fiscal Year**

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

7.9 **Transfer Of Stock**

Upon receipt by the corporation or the transfer agent of the corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or, in the case of uncertificated securities, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books.

7.10 **Stock Transfer Agreements**

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of Delaware.

7.11 **Stockholders of Record**

The corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

7.12 **Facsimile or Electronic Signature**

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any stockholder, director or officer of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE VIII

AMENDMENTS

The Bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws.

CERTIFICATE OF ADOPTION OF BYLAWS
OF
VEST FINANCIAL GROUP INC.

ADOPTION BY INCORPORATOR

The undersigned person appointed in the certificate of incorporation to act as the Incorporator of Vest Financial Group Inc., a Delaware corporation, hereby adopts the foregoing Bylaws as the Bylaws of the corporation.

Executed on January 2, 2015.

INCORPORATOR:

____
Jeffery Chang

CERTIFICATE BY SECRETARY OF ADOPTION BY INCORPORATOR

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of Vest Financial Group Inc., a Delaware corporation, and that the foregoing Bylaws were adopted as the Bylaws of the corporation on January 2, 2015, by the person appointed in the certificate of incorporation to act as the Incorporator of the corporation.

Executed on January 2, 2015

SECRETARY:

Jeffery Chang

Secretary

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. Officers shall be appointed by the Board on an annual basis. These individuals will serve in these positions until their successors are appointed in accordance with the Certificate of Incorporation and Bylaws. Officers of the Exchange will serve at the pleasure of the Board of Directors.

Officers

Name:		Title:		Appointment Date:		Termination/ Change Position Date:	Anticipated re-appointment:
Ed Tilly		CEO		02/28/17			February, 2018
Chris Concannon		President		02/10/15			February, 2018
Chris Concannon		Chief Operations Officer		02/28/17			February, 2018
Chris Isaacson		Executive Vice President, Global Chief Information Officer		02/10/15			February, 2018
Bryan Harkins		Executive Vice President, Head of U.S. Markets		02/10/15			February, 2018

Brian N. Schell		Executive Vice President, Chief Financial Officer, Treasurer		02/10/15			February, 2018
Bryan Christian		Senior Vice President, Head of U.S. Sales		02/10/15			February, 2018
Eric Crampton		Senior Vice President Global Head of Software Engineering		05/12/15			February, 2018
Laura Morrison		Senior Vice President, Global Head of Exchange Products		05/12/15			February, 2018
Anders Franzon		Senior Vice President, Associate General Counsel		11/02/15			February, 2018
Troy Yeazel		Senior Vice President, Operations		11/02/15			February, 2018
Jeff Connell		Senior Vice President, Market Oversight		11/02/15			February, 2018
Derick Shupe		Vice President, Controller		02/10/15			February, 2018
Greg Steinberg		Vice President, Assistant Secretary & Associate General Counsel		02/10/15			February, 2018
Aaron Weissenfluh		Vice President, Chief Information Security Officer		02/10/15			February, 2018
Rodney Burt		Vice President, Infrastructure		02/10/15			February, 2018
Kevin Carrai		Vice President, Connectivity, Data & Member Services		02/10/15			February, 2018
Stacie Fleming		Vice President, Communication		02/10/15			February, 2018
Kapil Rathi		Senior Vice President, Options Business Development		05/12/15			February, 2018

Thad Prososki		Vice President, Human Resources		05/12/15			February, 2018
Brett Johnson		Vice President, Software Engineering		09/09/15			February, 2018
Vivian Yiu		Vice President, Head of Product Strategy and Management		11/01/16			February, 2018
Alexandra Albright		Chief Compliance Officer		02/28/17			February, 2018
Pamela Culpepper		Chief HR Officer		02/28/17			February, 2018
Alan Dean		Executive Vice President F&A, Chief Financial Officer		02/28/17			February, 2018
Jon Deters		CSO & Head Corporate Initiatives		02/28/17			February, 2018
James Enstrom		Vice President, Chief Audit Executive		02/28/17			February, 2018
Angelo Evangelou		Deputy General Counsel		02/28/17			February, 2018
Eric Frait		Vice President, Business Analysis		02/28/17			February, 2018
Todd Furney		Vice President, Chief Risk Officer		02/28/17			February, 2018
Alicia Goldberg		Vice President, Statistical Analysis		02/28/17			February, 2018
David Gray		Vice President, Business Development GCS		02/28/17			February, 2018
Gregory Hoogasian		Senior Vice President, Chief Regulatory Officer		02/28/17			February, 2018
Carol Kennedy		Vice President, and Chief Communications Officer		02/28/17			February, 2018
Stephanie Klein		Vice President Chief Marketing Officer		02/28/17			February, 2018

Andrew Lowenthal		Senior Vice President, Business Development		02/28/17			February, 2018
Joanne Moffic-Silver		Executive Vice President, General Counsel & Corporate Secretary		02/28/17			February, 2018
Donald Patton		Vice President, Accountant/Controller		02/28/17			February, 2018
Arthur Reinstein		Deputy General Counsel		02/28/17			February, 2018
David Reynolds		Vice President, & Chief Accounting Officer		02/28/17			February, 2018
John Sexton		Deputy General Counsel		02/28/17			February, 2018
Former Officers							
Name:		Title:		Appointment Date:		Termination/ Change Position Date:	
Joe Ratterman		President		2/12/13		1/31/14	
		President		07/21/14		02/10/15	
Joe Ratterman		Chief Executive Officer		02/10/15		03/31/15	
Chris Isaacson		Chief Operating Officer		2/12/13		1/31/14	
Ken Conklin		Senior Vice President, Business Development and Marketing		2/11/14		4/30/14	
William O'Brien		President		1/31/14		7/21/14	
Phillip Ratterman		Vice President, Core Software Engineer		2/10/14		2/10/15	
Jim Gorman		Vice President, Communications		2/10/14		2/10/15	

Jeromee Johnson		Vice President, Options Market Development		02/10/15		6/30/15
Joe Bracco		Senior Vice President, Head of Institutional and Strategic Relations		02/10/15		10/30/15
Tami Schademann		Executive Vice President, Chief Regulatory Officer		02/10/15		02/28/17
Eric Swanson		Executive Vice President, General Counsel, Secretary		02/10/15		02/28/17
Charles Randy Williams		Senior Vice President, Global Investor Relations & Communications		02/10/15		02/28/17
Tony Barchetto		Executive Vice President, Head of Corporate Development		05/03/16		02/28/17
Chris Concannon		Chief Executive Officer		03/31/15		

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve staggered, three-year terms. The current directors of the Exchange are the persons listed below:

Directors							
Name		Classification(s)		Appointment Date:		Termination Date:	Class (Anticipated Expiration)[1]
Ed Tilly		Chairman/CEO		02/28/17			N/A
Chris Concannon		Industry		03/31/15			Class III (Fall 2017)

[1] Pursuant to the Exchange's Bylaws, directors in Class I will serve until the second annual election, directors in Class II will serve until the third annual election and directors in Class III will serve until the third annual election. The annual election is likely to occur each year in the Fall, though a date certain is not required under the Exchange's Bylaws. New directors elected from each Class will serve three-year terms.

David Roscoe	Non-Industry/Independent	10/13/10		Class III (Fall 2017)
Sandy Kemper	Non-Industry/Independent	10/26/15		Class I (Fall 2018)
Scott Wagner	Non-Industry/Independent	10/27/16		Class II (Fall 2016)
Jill Sommers	Non-Industry/Non-Independent	10/26/15		Class I (Fall 2018)
Matt Billings	Member Representative Director/Industry	10/27/16		Class II (Fall 2016)
Joseph Mecane	Member Representative Director/Industry	10/27/15		Class I (Fall 2018)
Former Directors				
Name:	Title:	Appointment Date:	Termination/Change Position Date:	
Chris Concannon	Member Representative/Industry	03/12/12	11/04/14	N/A
Joe Ratterman	Chairman/Industry	10/20/08	03/31/15	N/A
Harry Temkin	Non-Industry/Independent	10/17/14	07/20/15	Class III (Fall 2017)
James Selway	Member Representative/Industry	10/26/15	10/26/15	Class I (Fall 2015)
Brett Redfearn	Industry	10/17/14	05/03/16	Class III (Fall 2017)
Peter Wallison	Non-Industry/Independent	10/17/14	05/03/16	Class III (Fall 2017)
Adam Nunes	Member Representative Director/Industry	10/17/14	05/03/16	Class III (Fall 2017)

Christopher Isaacson	Industry	10/26/15	02/28/2017	Class III (Fall 2017)
Chris Concannon	CEO	03/31/15	02/28/17	N/A

3. Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, an Executive Committee, and such other committees as may be from time to time established by the Board. The Chairman, with the approval of the Board, shall appoint persons to sit on the standing committees of the Board, consistent with the Exchange's Bylaws. The Nominating Committee and Member Nominating Committee are not committees of the Board.

Compensation Committee

Name	Classification(s)
Sandy Kemper (Chairman)	Non-Industry/Independent
Scott Wagner	Non-Industry/Independent
Jill Sommers	Non-Industry/Non-Independent

Audit Committee

Name	Classification(s)
Jill Sommers (Chairman)	Non-Industry/Non-Independent
David Roscoe	Non-Industry/Independent
Matt Billings	Member Representative Director/Industry

Regulatory Oversight Committee

Name	Classification(s)
Scott Wagner (Chairman)	Non-Industry/Independent
Sandy Kemper	Non-Industry/Independent
David Roscoe	Non-Industry/Independent

Appeals Committee

Name	Classification(s)
Matt Billings (Chairman)	Member Representative Director/Industry
Scott Wagner	Non-Industry/Independent
Joseph Mecane	Member Representative Director/Industry

Nominating Committee

Name	Classification(s)
Benjamin Gould	Non-Industry
Alex Sadowski	Industry

Member Nominating Committee

Name	Classification(s)
Bailey Korell	Member Representative/Industry
Cameron Smith	Member Representative/Industry

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Bats EDGX Exchange, Inc. ("EDGX") is wholly-owned by Direct Edge LLC ("Direct Edge"). Direct Edge is the sole stockholder of the Exchange, and acquired its interest in the Exchange on July 22, 2010. Direct Edge is wholly-owned by CBOE V, LLC (f/k/a Bats Global Markets, Inc.) ("CBOE V"). CBOE V is the sole stockholder of Direct Edge, and acquired its interest in Direct Edge on January 31, 2014. CBOE V is wholly-owned by CBOE Holdings, Inc. ("CBOE Holdings"). CBOE Holdings is the sole member of CBOE V, and acquired its interest in CBOE V on September 23, 2016. CBOE Holdings exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.